Form 10-K, Exhibit 13
WEST CO INC
filed 1995-03-30
CIK 105770

FINANCIAL REVIEW
--------------------
   The Company operates in one industry segment: manufacturing and marketing specialized products that satisfy the unique filling, sealing, dispensing and delivery needs of the health care and consumer products industries. Over 85% of the Company's revenues are generated by the health care market. The Company's products include stoppers, closures, containers, medical device components and assemblies made from elastomers, metal, plastic and glass. The Company also manufacturers related packaging machinery.

   The following is management's discussion and analysis of the Company's operating results for the three years ended December 31, 1994 and its financial position as of year-end 1994. The information should be read in conjunction with the financial statements and accompanying notes appearing elsewhere in this report.

RESULTS OF OPERATIONS
---------------------
   The Company's 1994 net income was $27.3 million, or $1.70 per share, compared with net income of $23.5 million, or $1.48 per share, in 1993 and $19.7 million, or $1.26 per share, in 1992. In 1993, the Company standardized December 31 as the reporting year end for all consolidated subsidiaries. This change required all international subsidiaries to report December 1993 results in the reporting year 1993, resulting in the inclusion of 13 months of operating results in 1993 for these subsidiaries. Also in 1993 the Company lengthened the life of certain production equipment, which reduced depreciation expense. The depreciable life of this equipment now corresponds to its historical pattern of use and more closely matches industry practice. These two changes added approximately $.07 per share to 1993 earnings compared with 1992 and about $.01 per share to 1993 earnings compared with 1994. In 1993, the Company also adopted Statement of Financial Accounting Standards (SFAS) No. 109, which changed the Company's accounting for income taxes to the liability method. The cumulative impact of this method of income tax accounting was to reduce deferred tax liabilities recorded as of January 1, 1993, adding $.06 per share to 1993 net income.

NET SALES
----------
   Net sales were $365.1 million in 1994, an increase of 5% compared with reported sales in 1993, which included $8.8 million of international subsidiaries' sales attributable to December 1992 operations. Adjusting for that extra month would improve the annual sales increase to 7%. This improvement reflects increased sales to international health care markets, including the acquisition of a subsidiary in Europe, and increased domestic consumer product demand.

   Increased health care market sales were generated by continued market penetration in the Asia/Pacific region, acquisitions and volume increases in European and domestic health care markets. The volume increases were the result of new product offerings by customers and increased demand. Acquisitions during 1994 included Senetics, Inc., a domestic company specializing in innovative closure systems for oral and inhalation drug delivery, and a 51% interest in Schubert Seals A/S, a Danish manufacturer of metal seals for the European pharmaceutical industry. The acquired companies added $8.4 million to 1994 sales. Sales in domestic and European markets have been negatively impacted by price reductions on certain products due to government and consumer pressure to reduce health care costs and by competition. The weaker U.S. dollar compared with European and Asia/Pacific currencies added $2.3 million to reported 1994 sales amounts. Demand in Brazil for health care products increased during the later part of year as a result of that country's economic plan, which has stabilized the currency, but sales in South American health care markets were lower for the year. Measured at consistent currency exchange rates, health care sales increased by 5% over the comparable 12 months of 1993.

   Domestic consumer products sales rose 18% in 1994. This increase reflects primarily the increased demand for Spout-Pak(R) for gable carton juice containers manufactured by International Paper Company and for the SAFETY SQUEASE TM product manufactured for The Procter & Gamble Company's Scope(R) and Aleve(R) products. Also machinery sales increased by $2.4 million, returning to 1992 levels, following 1993 delays in customers' capital spending programs.

   In 1993, net sales increased by 3%, or $10.5 million, over 1992 levels. Compared with 1992, this reported sales increase was reduced by $10.6 million because of translation rate differences caused by the stronger U.S. dollar, but increased by $8.1 million due to the inclusion of December 1993 operating results of international subsidiaries. The inclusion of that additional month's results in 1993 standardized the reporting year end for all consolidated entities. Taking these two factors into account shows that worldwide health care market sales grew at more than 5% in 1993. The growth was evident in all markets served and came mainly from additional value-added products and services. Especially notable was market penetration in the Asia/Pacific region. Sales to consumer products markets declined by 8% compared with 1992, reflecting the combined impact of product and customer rationalization and delays in customers' new product market introductions. Sales of machinery declined in 1993 by $3 million as health care reform proposals caused customers to delay their capital spending programs.

GROSS PROFIT
------------
   The consolidated gross margin improved in 1994 to 31.8%, and gross profit grew to $116.1 million, an 11% increase over 1993. This 1.8 percentage point improvement in the gross margin compared with 1993 was the result, in part, of higher sales volume, but a significant portion of the increase reflects the use of Total Quality Management Technique, Manufacturing Resource Planning systems and new technologies, which combined to improve productivity, yields and logistics. These factors were evident in a 8% increase in the gross profit earned on sales to the health care markets, with higher contributions generated from sales to all market regions served. Margin increases in domestic and South American operations improved significantly, while Asia/Pacific and European markets generated margins comparable to 1993.

   Gross profit on consumer products market sales more than doubled in 1994 compared with 1993. This reflects the significant increase in volume, the higher value-added product sales made possible through the product rationalization programs begun several years ago and the productivity improvements generated through the programs discussed above. Gross profit related to machinery operations increased primarily due to the volume of orders and higher sales in the year.

   The Company began installing Manufacturing Resource Planning systems in 1993. In addition, more than 90% of the Company's employees have been trained in Total Quality Management principles during 1993 and 1994. The remaining employees, most of whom are located at international manufacturing facilities, will be trained in 1995. The intent of these initiatives is to make the Company more responsive to customer requirements and to improve shareholder value. The continued benefits of these programs are expected to be evident in greater efficiencies and customer satisfaction.

   The gross margin in 1993 was 30%, and gross profit was $104.6 million, an 8% increase over 1992. The gross margin was 1.4 percentage points higher than in 1992. The reduction in depreciation expense caused by the extension of the useful life of certain production equipment was responsible for a .5 percentage point increase in the 1993 margin. The remaining improvement reflected the higher sales of value-added products, the benefits of restructuring activities and the Total Quality Management and Manufacturing Resource Planning initiatives begun in 1993. Gross profit on health care industry sales increased 7%, reflecting these factors. Margins improved in all regions served except Europe. European operations were adversely impacted by turbulent foreign exchange markets, recession in Germany, and the closing of a low-cost manufacturing facility in Serbia due to the United Nations embargo. Consumer products markets generated a lower gross profit in 1993 due to a volume decline, although mitigated by cost-savings programs. Consumer products operations continued to focus on leading consumer products manufacturers, such as Procter & Gamble and International Paper, and their need for innovative packaging systems that result in value-added products. New product introduction delays by such companies impacted 1993 negatively. Machinery operations achieved a higher gross margin on 1993 sales, although gross profit was down 15% due to lower volume.

EXPENSES
--------
   Selling, general and administrative expenses have absorbed a higher percentage of the sales dollar in each of the past three years. These expenses, as a percentage of sales, were 18.9% in 1994, 18.2% in 1993 and 16.9% in 1992. Selling, general and administrative expenses increased by $5.5 million in 1994, or 9%, over 1993 levels. The increase is attributable in part to severance costs related to a global reorganization and to productivity improvements. The reorganization established global functional responsibilities and anticipated the year-end 1994 buyout of the minority owners of five European subsidiaries. The increase also reflects rent and other expenses related to the Company's new headquarters facility, which became occupied in

September 1993; consolidation of expenses of acquired companies; higher costs related to self-insured claims and outside service costs; and exchange rate differences. Training and systems development will continue to improve productivity and reduce costs.

   The increase in 1993 selling, general and administrative expenses was 11%, amounting to a $6.4 million increase over 1992. Outside service costs, including training and systems development, and the move to the new corporate headquarters facility were the primary causes of the increase.

   Other expenses, net, in 1994 totaled $1.7 million compared with $.5 million in 1993 and $.9 million in 1992. Included in this item are foreign currency losses totaling $2.3 million, $5.4 million and $5.1 million, respectively. These translation losses are driven by the high inflation in Brazil, which has been significantly reduced since mid-1994 as a result of Brazil's economic plan designed to reduce inflation and stabilize the currency. Also included are foreign currency transaction losses of $.5 million in 1994, $.2 million in 1993 and $.5 million in 1992. The higher transaction losses in 1994 and 1992 were due primarily to the realignment of European currencies. Foreign exchange losses are offset in part by interest income totaling $1.2 million, $2.3 million, and $2.9 million in 1994, 1993, and 1992, respectively. Interest income was generated mainly in Brazil and has been reduced in 1994 due to the economic program that reduced interest rates and in 1993 due to reduced cash balances. Increased cash balances in other geographic areas have produced interest income, which partially offset the Brazilian reduction in 1994. In 1994, losses on real estate totaled $.5 million compared with $1.4 million of gains in 1993 from the Company's sale of its former headquarters and research center facilities and its ownership interest in Tri/West Systems, Inc.

INTEREST
---------
   Interest costs totaled $3.5 million in 1994, $3.4 million in 1993 and $4.1 million in 1992. Interest capitalized as a part of capital asset acquisitions was approximately the same in each of the three years. Interest expense attributable to the consolidation of companies acquired in 1994, mainly attributable to capitalized leases, masked the further reduction in 1994 interest expense. This reduction was attributable to lower average domestic debt levels and lower average interest rates on European debt. In 1993, the lower interest costs resulted from an approximate $13 million decline in average debt levels during the year. Average interest rates were also lower in 1993 compared with 1992; however, the net cost of interest rate swaps increased.

INCOME TAXES
-------------
The Company adopted the liability method of income tax accounting beginning in 1993 as mandated by SFAS No. 109 requirements. The effective tax rate in 1994 was 31.8% versus 38.2% in 1993. The unusually low 1994 tax rate reflects the one-time impact of a net refund of foreign taxes paid by subsidiaries in prior years. The refund was triggered by the payment of dividends. In addition, foreign tax loss carryforwards were assured realization due to the tax consolidation of several operating subsidiaries, thereby reducing the tax asset valuation allowance previously recorded on these potential tax benefits. The transactions were made possible by the acquisition of the minority ownership in these subsidiaries at year-end 1994. Finally, the 1994 effective income tax rate declined due to lower state income tax liabilities and due to the higher proportion of earnings being generated in lower-tax jurisdictions.

   The 1993 effective tax rate of 38.2% represented a 2.9 percentage point drop in the effective tax rate compared with 1992. The decline in the effective tax rate resulted from the favorable settlement of a foreign tax audit issue, the larger proportion of earnings generated in low-tax countries and a significant reduction in the effective tax rate in Brazil. The 1993 decrease in the statutory tax rate in Germany and lower state taxes offset the impact of the increase in the U.S. federal tax rate. Because these tax rate changes largely offset each other, the adoption of SFAS No. 109 did not have a material impact on the 1993 tax provision.

   The tax provision in 1992 was determined using previously accepted income tax accounting principles, and deferred taxes were provided on the differences in income for financial reporting and tax return purposes. At 41.1%, the 1992 effective tax rate reflected the mix of earnings, with higher-taxed European and Latin American earnings offset in part by lower-taxed operations in Singapore and Puerto Rico. The resulting effective rate was 3.2 percentage points above the rate on domestic operations.

MINORITY INTERESTS AND EQUITY IN AFFILIATES
-------------------------------------------
Minority interests increased to $1.9 million in 1994 compared with $1.7 million in 1993 and 1992. The increase primarily reflects the acquisition of a majority interest in Schubert Seals A/S in mid- 1994. The increase was offset in part by the November 30, 1994 acquisition of the remaining minority ownership in five European subsidiaries.

Income from affiliates decreased in 1994 to half of the 1993 level. The reduction reflects the translation loss on net monetary assets of the Company's affiliates in Mexico due to the devaluation of the Mexican peso in late December. Offsetting these losses in part was continued improvement in the glass manufacturing operations of Schott West Pharmaceutical Glass Company in which the Company holds a 40% interest. After losses in 1992, this joint venture produced near breakeven results in 1993, and in 1994 has produced profits. The turnaround resulted from the technical expertise of the Company's joint venture partner, which improved product quality and increased productivity. Sales increased in each of the past three years. Operating results of the Company's affiliates in Japan and Mexico were lower in both 1994 and 1993 due to lower margins and sales.

CHANGES IN ACCOUNTING METHODS
------------------------------
The Company adopted SFAS No. 109 beginning in 1993. Prior financial statements were not restated, and the cumulative impact to January 1, 1993 of applying SFAS No. 109 principles was a $1.1 million reduction in the deferred tax liabilities reported at December 31, 1992. This cumulative impact was reported separately in the 1993 income statement, net of minority interest.

The Company also adopted SFAS No. 112, Employer's Accounting for Postemployment Benefits. This accounting standard covers all types of benefit plans provided to former or inactive employees and requires recognition of a liability under certain circumstances during employees' active service or when an employee is terminated. This accounting change did not have any significant impact on 1993 operating results.

FINANCIAL POSITION
--------------------
The Company's financial position continues to be strong. Working capital totaled $50.4 million at December 31, 1994, with a ratio of current assets to current liabilities of 1.6:1. That year-end level was reduced significantly by the liability to the former minority owners of five European subsidiaries for the final installment of the acquisition price, which was paid in early 1995. Receivable balances were higher at year-end 1994 as a function of a much stronger December sales period. Inventory levels, excluding inventories of companies acquired in 1994, were close to year end 1993 positions. Better production planning systems have aided the control of inventories while assuring customer needs can be met. Implementation of these systems at additional manufacturing sites is expected to further reduce inventory requirements.

Cash from operating activities totaled $49.8 million in 1994. In addition, the Company sold three former manufacturing properties, generating additional cash of $3.4 million. These available funds more than covered cash requirements in 1994 including $27.1 million of capital expenditures, $7.2 million of dividends to shareholders ($.45 per share) and $13.9 million of cash payments for 1994 acquisitions. Cash from exercise of employee stock options totaled $3.4 million. New debt increased the debt to invested capital (total debt, minority interests and shareholders' equity) ratio to 20.1%. Debt stood at $57.8 million at year-end 1994 compared with $32.3 million at year-end 1993. Cash balances also increased $22 million from December 31, 1993, and totaled $27.2 million at December 31, 1994. The increase in assets noted above decreased the asset turnover ratio to 1.04. Return on shareholders' equity was 13.2% equal to 1993.

1995 REQUIREMENTS
------------------
On January 2, 1995, the remaining 25.5 million deutsche marks due for the acquisition of the minority owners' interests in five European subsidiaries was paid using available cash and new debt facilities. Cash requirements for capital projects in 1995 are estimated at $44 million. These projects focus on new product tooling, cost reduction and quality improvements through technological upgrades. Acquisition and implementation of new information management systems will continue as will maintenance and improvements to the existing production capacity. The 1986 currency and interest rate swap agreement covering a DM20 million liability and a $7.2 million receivable expired early in 1995. The excess liability was funded with available cash and new debt facilities. Cash requirements for remedial activity related to environmental cleanup are not expected to exceed $1 million in 1995. In 1994, payments related to environmental cleanup totaled $.8 million. Included in these payments are amounts paid by the Company to perform testing and remedial work in Puerto Rico. These payments complete the Company's obligation under a settlement agreement with other potentially responsible parties signed in 1993 related to this site. The Company has been indemnified by other financially responsible parties against future government claims relating to groundwater contamination at the site. All of the payments made in 1994 were covered by the estimated liability recorded in prior years.

In 1995, in addition to cash flow from operations, the Company expects proceeds from sale of stock arising from the exercise expiring employee stock options to generate proceeds of $3.1 million. Management believes that this cash, available credit facilities ($30 million short-term and DM35 million long-term at year-end
1994) and the Company's current capitalization provide sufficient flexibility to meet cash flow requirements in the future.

CONSOLIDATED STATEMENTS OF INCOME
THE WEST COMPANY, INCORPORATED AND SUBSIDIARIES
FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
(in thousands, except per share data)

                                                              1994                         1993                        1992
                                                    ------------------------------------------------------------------------------
Net sales                                           $365,100         100%        $348,700         100%         $338,200        100%
Cost of goods sold                                   249,000          68          244,100          70           241,500         71
                                                    --------------------------------------------------------------------------------
Gross profit                                         116,100          32          104,600          30            96,700         29
Selling, general and administrative expenses          69,000          19           63,500          18            57,100         17
Other expense, net                                     1,700           1              500           -               900          1
                                                    --------------------------------------------------------------------------------
 Operating profit                                     45,400          12           40,600          12            38,700         11
Interest expense                                       3,300           1            3,100           1             3,900          1
                                                    --------------------------------------------------------------------------------
 Income before income taxes and minority interests    42,100          11           37,500          11            34,800         10
Provision for income taxes                            13,400           3           14,300           4            14,300          4
Minority interests                                     1,900           1            1,700           1             1,700          1
                                                    --------------------------------------------------------------------------------
 Income from consolidated operations                  26,800           7%          21,500           6%           18,800          5%
Equity in net income of affiliated companies             500                        1,000                           900
                                                    --------------------------------------------------------------------------------
 Income before cumulative effect of change in
         accounting method                            27,300                       22,500                        19,700
Cumulative effect to January 1, 1993 of the change
         in accounting for income taxes                    -                        1,000                             -
                                                    --------------------------------------------------------------------------------
  Net income                                         $ 27,300                     $ 23,500                      $ 19,700
                                                    --------------------------------------------------------------------------------
Net income per share:
 Income before cumulative effect of change in
         accounting method                          $   1.70                     $   1.42                      $    1.26
 Cumulative effect of change in accounting method          -                          .06                              -
                                                    --------------------------------------------------------------------------------
                                                    $   1.70                     $   1.48                      $    1.26
                                                    --------------------------------------------------------------------------------
Average shares outstanding                            16,054                       15,838                         15,641
                                                    --------------------------------------------------------------------------------

                                       8


The accompanying notes are an integral part of the financial statements.

CONSOLIDATED BALANCE SHEETS
THE WEST COMPANY, INCORPORATED AND SUBSIDIARIES AT DECEMBER 31, 1994 AND 1993

(in thousands, except per share data)

                                                                        1994                   1993
                                                                      ------------------------------
ASSETS
Current assets:
 Cash, including equivalents (1994--$15,900; 1993--$1,700)            $ 27,200              $  5,200
 Accounts receivable, less allowance (1994--$1,000; 1993--$1,100)       57,800                43,300
 Inventories                                                            38,100                34,500
 Other current assets                                                   13,600                12,000
                                                                      ------------------------------
Total current assets                                                   136,700                95,000
                                                                      ------------------------------
Property, plant and equipment                                          366,800               322,800
Less accumulated depreciation and amortization                         174,600               150,000
                                                                      ------------------------------
                                                                       192,200               172,800
Investments in affiliated companies                                     21,900                17,800
Goodwill                                                                33,900                12,700
Assets held for disposition                                              1,400                 5,200
Deferred charges and other assets                                       11,300                 5,700
                                                                      ------------------------------
                                                                      $397,400              $309,200
                                                                      ------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Current portion of long-term debt                                    $ 19,200              $  5,400
 Notes payable                                                           2,700                 2,300
 Accounts payable                                                       19,300                14,100
 Accrued expenses:
  Salaries, wages and benefits                                          11,700                10,000
  Deferred revenue and deposits                                          3,700                 3,700
  Other                                                                 29,700                13,100
                                                                      ------------------------------
Total current liabilities                                               86,300                48,600
                                                                      ------------------------------
Long-term debt, excluding current portion                               35,900                24,600
Deferred income taxes                                                   24,400                18,400

                                       10


Other long-term liabilities                                             21,600                18,600
Minority interests                                                       1,900                10,900
Shareholders' equity:
 Common Stock, par value $.25 per share; shares authorized: 50,000 shares issued: 1994--16,845; 1993--16,845
   shares outstanding: 1994--16,464; 1993--15,915                        4,200                 4,200
 Capital in excess of par value                                         23,200                20,000
 Cumulative foreign currency translation adjustments                    17,100                11,000
 Retained earnings                                                     189,800               169,900
                                                                      ------------------------------
                                                                       234,300               205,100
Less Treasury Stock (1994--381 shares; 1993--930 shares)                 7,000                17,000
                                                                      ------------------------------
Total shareholders' equity                                             227,300               188,100
                                                                      ------------------------------
                                                                      $397,400              $309,200
                                                                      ------------------------------
Certain items have been reclassified for 1993 to conform with 1994 classifications. The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
THE WEST COMPANY, INCORPORATED AND SUBSIDIARIES
FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

                                                                     Cumulative
                                                                        foreign
                                                     Capital in        currency
                                          Common     excess of      translation         Retained         Treasury
(in thousands, except per share)           Stock     par value      adjustments         earnings            Stock            Total
                                          ------------------------------------------------------------------------------------------
Balance, January 1, 1992                  $4,100     $14,000            $11,900         $139,700         $(17,100)        $152,600
                                          ------------------------------------------------------------------------------------------
Net income                                                                                19,700                            19,700
Shares issued under stock option plans       100       5,300                                                  200            5,600
Cash dividends declared ($.40 per share)                                                  (6,300)                           (6,300)
Translation adjustments                                                     300                                                300
Repurchase of Common Stock                                                                                 (3,300)          (3,300)
                                          ------------------------------------------------------------------------------------------
Balance, December 31, 1992                 4,200      19,300             12,200          153,100          (20,200)         168,600
                                          ------------------------------------------------------------------------------------------
Net income                                                                                23,500                            23,500
Shares issued under stock plans                          700                                                3,200            3,900
Cash dividends declared ($.42 per share)                                                  (6,700)                           (6,700)
Translation adjustments                                                  (1,200)                                            (1,200)
                                          ------------------------------------------------------------------------------------------
Balance, December 31, 1993                 4,200      20,000             11,000          169,900          (17,000)         188,100
                                          ------------------------------------------------------------------------------------------
Net income                                                               27,300                            27,300
Shares issued under stock plans                          300                                                3,400            3,700
Shares issued for acquisition                          2,900                                                6,600            9,500
Cash dividends declared ($.46 per share)                                                  (7,400)                           (7,400)
Translation adjustments                                                   6,100                                              6,100
                                          ------------------------------------------------------------------------------------------
Balance, December 31, 1994                $4,200     $23,200            $17,100         $189,800         $ (7,000)        $227,300
                                          ------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

CONSOLDIATED STATEMENTS OF CASH FLOWS
THE WEST COMPANY, INCORPORATED AND SUBSIDIARIES
FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

(in thousands)                                                        1994               1993                 1992
                                                                    ------------------------------------------------
Cash flows from operating activities:
 Income before accounting change                                    $ 27,300          $ 22,500             $ 19,700
 Adjustments to reconcile income before accounting
  change to net cash from operating activities:
  Depreciation and amortization                                       23,100            22,000               23,600
  Loss (gain) on sales of real estate and investments                    500            (1,400)                 -
  Deferred income taxes                                               (2,700)            2,500                  500
  Minority interests                                                   1,900             1,700                1,700
  Equity in undistributed earnings of affiliated companies, net         (200)             (500)                (100)
  (Increase) in accounts receivable                                   (8,900)           (4,900)                (600)
  (Increase) decrease in inventories                                    (700)            2,700               (4,400)
  (Increase) decrease in other current assets                          2,500             3,000               (4,800)
  Increase (decrease) in other current liabilities                     3,000            (7,100)              (2,900)
  Other operating items                                                4,000            (2,000)               1,300
                                                                    ------------------------------------------------
Net cash provided by operating activities                             49,800            38,500               34,000
                                                                    ------------------------------------------------
Cash flows from investing activities:
 Property, plant and equipment acquired                              (27,100)          (33,500)             (22,400)
 Proceeds from sales of assets                                         3,700             8,000                7,500
 Payments for acquisitions, net of cash acquired                     (13,900)              -                    -
                                                                    ------------------------------------------------
Net cash used in investing activities                                (37,300)          (25,500)             (14,900)
                                                                    ------------------------------------------------
Cash flows from financing activities:
 New long-term debt                                                   18,100             1,600                5,500
 Repayment of long-term debt                                          (3,000)           (6,500)             (26,700)
 Notes payable, net                                                   (3,000)           (2,700)               5,900
 Issuance of Common Stock, net                                         3,400             3,900                5,600
 Repurchase of Treasury Stock                                              -                 -                (3,300)
 Capital contribution by minority owner                                  400                -                   500
 Dividend payments                                                    (7,200)           (7,000)              (6,300)
                                                                    ------------------------------------------------
Net cash provided by (used in) financing activities                    8,700           (10,700)             (18,800)
                                                                    ------------------------------------------------

                                       13


Effect of exchange rates on cash                                         800              (100)                   -
                                                                    ------------------------------------------------
Net increase in cash and cash equivalents                             22,000             2,200                  300
Cash and cash equivalents at beginning of year                         5,200             3,000                2,700
                                                                    ------------------------------------------------
Cash and cash equivalents at end of year                            $ 27,200          $  5,200            $   3,000
                                                                    ------------------------------------------------
Supplemental cash flow information:
 Interest paid (net of amounts capitalized)                         $  3,000          $  3,000            $   4,600
 Income taxes paid                                                  $ 13,700          $ 11,900            $  10,300
                                                                    ------------------------------------------------

Certain items have been reclassified for 1993 to conform with 1994 classifications. The accompanying notes are an integral part of the financial statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company and all significant majority-owned subsidiaries. For years ending prior to 1993, international subsidiaries are included in consolidated financial statements based on fiscal years ending November 30. In 1993, international subsidiaries are included in consolidated financial statements based on the 13 months ended December 31. The inclusion of the additional month in 1993 added $8,100 to revenues, $2,100 to gross profit and net income per share of approximately $.01. Material intercompany transactions and accounts are eliminated in consolidation. An affiliated company reports on the basis of the fiscal year ending October 31. Investments in affiliated companies in which ownership exceeds 20% are accounted for on the equity method.

STATEMENT OF CASH FLOWS: Cash flows from operating activities are reported under the indirect method; cash equivalents include time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

INVENTORIES: Inventories are valued at the lower of cost or market. The cost of inventories located in the United States is determined on the last-in, first-out
(LIFO) method; the cost of inventories located outside the United States is determined principally on the average cost method.

FOREIGN CURRENCY TRANSLATION: Foreign currency transaction gains and losses and translation gains and losses of subsidiaries operating in high-inflation economies are recognized in the determination of net income. Foreign currency translation adjustments of other subsidiaries and affiliates operating outside the United States are accumulated as a separate component of shareholders' equity.

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are carried at cost. Maintenance and minor repairs and renewals are charged to expense as incurred. Upon sale or retirement of depreciable assets, costs and related depreciation are eliminated, and gains or losses are recognized in the determination of net income.

DEPRECIATION AND AMORTIZATION: For financial reporting purposes, depreciation is computed principally on the straight-line method over the estimated useful lives of the assets. For income tax purposes, depreciation is computed using accelerated methods. Goodwill is being amortized on the straight-line method over periods ranging from 30 to 40 years.

RESEARCH AND DEVELOPMENT: Research, development and engineering expenditures for the creation and application of new or improved products and processes, which amounted to $12,000, $11,400 and $11,100 in 1994, 1993 and 1992, respectively, are expensed as incurred.

INCOME TAXES:   Beginning in 1993, the Company adopted Statement of Financial
Accounting Standards (SFAS) No. 109, Accounting for Income Taxes, which provides that income taxes be accounted for under the liability method.
Under the liability method, deferred income taxes are recognized by applying enacted statutory tax rates, applicable to future years, to temporary differences between the tax bases and financial statement carrying values of the Company's assets and liabilities. Prior-year financial statements have not been restated. The cumulative effect of adopting SFAS No. 109 is reported in the 1993 Consolidated Statement of Income net of applicable minority interests. In 1992, the provision for deferred income taxes is applicable to timing differences between taxable income and income for financial reporting purposes.
         United States income taxes and withholding taxes are accrued on the portion of earnings of international subsidiaries and affiliates (which qualify as joint ventures) intended to be remitted to the parent company.

NET INCOME PER SHARE: Net income per share is based on the weighted average number of shares of Common Stock outstanding during each period. Common Stock equivalents are not material.

OTHER INCOME (EXPENSE)
Other income (expense) includes the following:

                                                                         1994             1993              1992
                                                                     --------------------------------------------
Interest income                                                      $  1,200         $  2,300            $2,900
Foreign exchange losses                                                (2,800)          (5,600)           (5,600)
Gain (loss) on sales of real estate
  and investments                                                        (500)           1,400                -
Other                                                                     400            1,400             1,800
                                                                     --------------------------------------------
                                                                     $ (1,700)        $   (500)           $ (900)
                                                                     --------------------------------------------


ACQUISITIONS AND INVESTMENTS
On November 30, 1994, the Company acquired the remaining minority ownership interests in five European subsidiary companies. The total purchase price for the minority interests in these subsidiaries was DM45,000. The cash portion of the purchase price totaled DM30,000 of which DM4,500 was paid at closing and DM25,500 on January 2, 1995; the balance of the consideration, DM15,000, was paid through delivery of 363,214 shares of the Company's Common Stock at closing.
 On May, 20, 1994, the Company acquired a 51% ownership interest in Schubert Seals A/S, a Danish manufacturer of metal seals and related products mainly for the pharmaceutical industry. The total purchase was 31,000 kroner. The cash portion of the purchase price for these acquisitions was financed principally using new debt facilities. The acquisitions are being accounted for as purchases, and Schubert Seals A/S has been consolidated from June 1, 1994. The excess of the purchase price over the net assets acquired and minority interests acquired approximates $20,000 and is being amortized over 40 years.
 The following table presents selected financial information for the years ended December 31, 1994 and 1993 on a pro forma (unaudited) basis assuming the acquisitions noted above had occurred on January 1, 1994 and 1993:

                                          1994             1993
                                       --------------------------
Net sales                              $369,300          $359,900
Income before taxes                      40,100            35,700
Income from consolidated
 operations                              27,200            21,800
Net income                               27,700            23,800
Net income per share                   $   1.72          $   1.50
                                       --------------------------


         In 1994, the Company acquired Senetics, Inc., a company specializing in the development of innovative delivery technologies for oral and inhalation drug delivery markets and a 10% ownership interest in DANBIOSYST UK LIMITED, a company specializing in noninvasive drug delivery methods. The total consideration for these acquisitions was $5,600, all of which was paid in cash. The acquisition of Senetics is being accounted for as a purchase, and the company has been consolidated since the beginning of the year. Additional consideration may be due depending on the sales of Senetics' products and other conditions during the period from acquisition to January 5, 1999. Such additional consideration would be accounted for as goodwill. Pro forma results of the Senetics acquisition, assuming it had been made at beginning of 1993, would not be materially different from the results reported.

INCOME TAXES
Income before income taxes and minority interests was derived as follows:

                                                                         1994             1993              1992
                                                                     --------------------------------------------
Domestic operations                                                    $26,500         $ 24,100           $22,100
International operations                                                15,600           13,400            12,700
                                                                     --------------------------------------------
                                                                       $42,100          $37,500           $34,800
                                                                     --------------------------------------------


The related provision for income taxes consists of:


                                                                         1994             1993              1992
                                                                     --------------------------------------------
Currently payable:
 Federal                                                                $9,500          $ 7,100           $ 7,100
 State                                                                     600            2,000             2,000
 International                                                           6,000            2,700             4,700
                                                                     --------------------------------------------
                                                                        16,100           11,800            13,800
                                                                     --------------------------------------------

                                       17

Deferred:
 Federal                                                                  (300)             300               300
 State                                                                       -              100                -
 International                                                          (2,400)           2,100               200
                                                                     --------------------------------------------
                                                                        (2,700)           2,500               500
                                                                     --------------------------------------------
                                                                       $13,400          $14,300           $14,300
                                                                     --------------------------------------------


A reconciliation of the United States statutory corporate tax rate to the Company's effective consolidated tax rate on income before income taxes and minority interests is as follows:


                                                                           1994           1993               1992
                                                                     --------------------------------------------
Statutory corporate tax rate                                             35.0 %           35.0 %            34.0   %
Tax on international operations
 (less than) in excess of
  United States tax rate                                                 (3.4)             (.3)              2.1
Prior-year international
 tax adjustment                                                              -            (1.1)              1.2
State income taxes, net of Federal
 tax benefit                                                               .9              3.7               3.9
Other                                                                     (.7)              .9               (.1)
                                                                     --------------------------------------------
Effective tax rate                                                       31.8 %           38.2 %            41.1   %
                                                                     --------------------------------------------

The net current and noncurrent components of deferred income taxes recognized in the balance sheet at December 31, 1994 and 1993 are:

                                                                                            1994             1993
                                                                                       ---------------------------
Net current assets                                                                       $ 3,100          $ 3,000
Net noncurrent liabilities                                                                24,400           18,400
                                                                                       ---------------------------

The 1992 tax provision included deferred taxes related to the following timing differences between income for tax and financial reporting purposes:


                                                                                                            1992
                                                                                                          -------
Accelerated depreciation                                                                                   $ 500
Loss on asset dispositions                                                                                   400
Severance and deferred compensation                                                                         (700)
Capitalized interest                                                                                         100
Environmental compliance                                                                                     200
                                                                                                          -------
                                                                                                           $ 500
                                                                                                          -------

The following is a summary of the significant components of the Company's deferred tax assets and liabilities as of December 31, 1994 and 1993 determined in accordance with the provisions of SFAS No. 109. The adoption of SFAS No. 109 did not have a material impact on the tax provision in 1993.

                                                                                            1994           1993
                                                                                       --------------------------
Deferred tax assets:
 Loss on asset dispositions
  and plant closings                                                                    $   700          $ 1,800
 Severance and deferred
  compensation                                                                            7,900            7,200
 Net operating loss carryovers                                                            2,600            3,900
 Foreign tax credit carryovers                                                            1,900            2,300
 Other                                                                                    1,900              500
 Valuation allowance                                                                     (4,100)          (5,700)
                                                                                       --------------------------
    Total deferred tax assets                                                           $10,900          $10,000
                                                                                       --------------------------

Deferred tax liabilities:
 Accelerated depreciation                                                               $29,600          $25,200
 Severance and deferred compensation                                                        600               -
 Other                                                                                    2,000              200
                                                                                       --------------------------
     Total deferred tax liabilities                                                     $32,200           25,400
                                                                                       --------------------------

         At December 31, 1994, subsidiaries had operating tax loss carryovers of $8,700, which will be available to apply against the future taxable income of such subsidiaries. The carryover periods expire beginning with $500 in 1995 and continue through 1998. A valuation allowance has been recognized to offset the related deferred tax asset to the extent realization is uncertain.
         At December 31, 1994, unremitted earnings of international subsidiaries, on which deferred income taxes have not been provided, amounted to $51,000. Tax credits that would become available upon distribution of such earnings could reduce income taxes then payable at the United States statutory rate. As of December 31, 1994, the Company had available foreign tax credit carryovers of approximately $1,900 expiring in 1995 through 1999. A valuation allowance has been recognized to offset the related deferred tax asset to the extent realizations is uncertain.

INVENTORIES
Inventories at December 31 include the following:

                                                                           1994                              1993
                                                                        -----------------------------------------
Finished goods                                                          $17,200                           $14,100
Work in process                                                           4,700                             4,700
Raw materials                                                            16,200                            15,700
                                                                        -----------------------------------------
                                                                        $38,100                           $34,500
                                                                        -----------------------------------------

Included above are inventories located in the United States that are valued on the LIFO basis, amounting to $16,200 and $14,300 at December 31, 1994 and 1993, respectively, which are approximately $8,000 and $8,500, respectively, lower than replacement value.

PROPERTY, PLANT AND EQUIPMENT
A summary of property, plant and equipment at December 31 is presented in the following table:

                                                                           1994                              1993
                                                                      -------------------------------------------
Land                                                                  $   4,000                         $   3,400
Buildings and improvements                                               97,000                            87,900
Machinery and equipment                                                 196,400                           170,400
Molds and dies                                                           53,600                            46,600
Construction in progress                                                 15,800                            14,500
                                                                      -------------------------------------------
                                                                      $ 366,800                         $ 322,800
                                                                      -------------------------------------------

Effective January 1, 1993, the Company changed the estimated life of its elastomer molds and dies to six and four years, respectively, from three years. The change allocates this equipment cost to better reflect expectations of production service and is more consistent with industry practice. The effect of the change was to reduce depreciation expense by $1,800 and increase net income by $.06 per share in 1993.

AFFILIATED COMPANIES
At December 31, 1994, the following affiliated companies were accounted for under the equity method:

                                                                       Location                         Ownership
                                                                                                         Interest
                                                                      --------------------------------------------
West Rubber de Mexico S.A.                                               Mexico                               49%
Aluplast S.A. de C.V.                                                    Mexico                               49%
Pharma-Tap S.A. de C.V.                                                  Mexico                               49%
Schott West Pharmaceutical
 Glass Company                                                           U.S.A.                               40%
Daikyo Seiko, Ltd.                                                       Japan                                25%
                                                                      --------------------------------------------

A summary of the financial information for these companies is presented below:


                                                                           1994                              1993
                                                                      -------------------------------------------
Balance Sheet:
Current assets                                                                 $ 91,800                  $ 72,900
Noncurrent assets                                                                84,800                    74,500
                                                                      -------------------------------------------
Total assets                                                                   $176,600                  $147,400
                                                                      -------------------------------------------
Current liabilities                                                            $ 46,400                  $ 36,700
Noncurrent liabilities                                                           64,400                    49,600
Owners' equity                                                                   65,800                    61,100
                                                                      -------------------------------------------
 Total liabilities and owners' equity                                          $176,600                  $147,400
                                                                      -------------------------------------------




                                                                      1994           1993               1992
                                                                      -------------------------------------------
Income Statement:
Net sales                                                             $89,600         $83,500            $74,600
Gross profit                                                           23,700          21,100             18,000
Net income                                                              1,800           2,700              2,800
                                                                      -------------------------------------------

Unremitted income of affiliated companies included in consolidated retained earnings amounted to $9,100, $8,900 and $8,400 at December 31, 1994, 1993 and 1992, respectively. Dividends received from affiliated companies in 1994, 1993 and 1992 were $600 in each of the years.

DEBT
SHORT-TERM: At December 31, 1994, the Company had available unused short-term lines of credit amounting to $30,000 and an unused long-term credit line of DM35,000; a fee ranging from 1/12% to 1/8% per annum is payable on the available credit lines. Other notes payable in the amounts of $2,700 and $2,300 at December 31, 1994 and 1993, respectively, are payable within one year and bear interest at weighted average interest rates of 7.4% and 8.2%, respectively.

LONG TERM:

                                                                         1994                 1993
                                                                      -------------------------------------------
Unsecured:
Tax-exempt industrial revenue bonds, due 1995
 to 2005 (3.67% to 3.97%) (a)                                         $11,200              $11,600
Other notes, due 1995 to 1997
 (6.0% to 10.13%)                                                      27,500               14,500
Collateralized:
Mortgage notes, due 1995 to 2006 (3.5% to
 11%) (b)                                                              16,400                3,900
                                                                      -------------------------------------------
Total long-term debt                                                   55,100               30,000
Less current portion                                                   19,200                5,400
                                                                      -------------------------------------------
                                                                      $35,900              $24,600
                                                                      -------------------------------------------

(a) The proceeds of industrial revenue bonds that were not required for the respective construction projects have been invested by the Company. Use of these excess funds and earnings thereon is restricted to servicing the debt. The aggregate of unexpended proceeds and earnings thereon of $1,300 is reflected as a reduction of the principal outstanding on the bonds. (b) Real estate, machinery and equipment with a carrying value of $22,000 at December 31, 1994 are pledged as collateral.

    Long-term debt maturing in the years following 1995 is: $6,000 in 1996, $11,600 in 1997, $600 in 1998 and $700 in 1999.
    Certain of the financing agreements, among other things, require the maintenance of certain working capital, interest coverage and debt to capitalization ratios and tangible net worth; restrict the sale of assets; and limit the payment of dividends. At December 31, 1994, under the most restrictive debt agreement, retained earnings free of restriction were $67,000.
    Interest costs incurred during 1994, 1993 and 1992 were $3,500, $3,400 and $4,100, respectively, of which $200, $300 and $200, respectively, were capitalized as part of the cost of acquiring certain assets.
    To finance and hedge a portion of the 1986 purchase of ownership interests in certain European subsidiaries, the Company entered into a currency and interest rate swap agreement which matured early in 1995. Under the agreement, the Company exchanged $7,200 bearing interest at LIBOR plus 1/8% for DM20,000 bearing interest at 7.5%. A swap agreement expired in 1994 under which the Company agreed to swap $2,700 bearing interest at LIBOR for DM5,000 bearing interest at 6.33%.
    Principal and/or interest amounts due under swap agreements are presented in the financial statements on a net basis.

FAIR VALUE OF FINANCIAL INSTRUMENTS
    The following disclosure of estimated fair value of financial instruments as of December 31, 1994 is provided in accordance with the requirements of Statement of Financial Accounting Standards No. 119. The estimated fair values are based on methods appropriate to the circumstances:


                                                                     Carrying Value                 Estimated Fair Value
                                                                ------------------------         --------------------------
                                                                    1994            1993              1994             1993
                                                                ------------------------         --------------------------
Cash and cash equivalents                                       $ 27,200          $5,200         $ 27,200            $5,200
Short- and long-term debt                                         57,800          32,300           56,200            32,600
Forward exchange contracts                                                                           (400)              800
                                                                ------------------------         --------------------------

Methods used to estimate the fair market values of the above listed financial instrument are as follows: cash and cash equivalents are estimated at carrying values that approximate market, due to the short-maturity of cash equivalents. Debt is estimated based on current market quotes for instruments of similar maturity. Interest rate swaps (see preceding Debt

Note) and forward exchange rate contracts are valued at published market prices, market prices of comparable instruments or quotes.
         Forward exchange contracts are used only to hedge raw material purchase commitments and foreign-currency-denominated loans. At December 31, 1994, the Company had $14,200 of forward exchange rate contracts to buy various foreign currencies in 1995. Gains/losses on contracts used to hedge raw material purchases are deferred and will adjust the cost of such inventory.

BENEFIT PLANS
PENSION PLANS: The Company and certain international subsidiaries sponsor defined benefit pension plans. The United States plans cover substantially all domestic employees and members of the Company's Board of Directors. The plans call for benefits to be paid to eligible participants at retirement based on compensation rates near retirement and/or on length of service. Contributions to the United States employee plans reflect investment performance of plan assets, benefits attributed to employees' service to date and service expected in the future. Assets of the United States employee plans and one international subsidiary plan consist primarily of common and preferred stocks, investment-grade corporate bonds, guaranteed insurance contracts and United States government obligations; other international subsidiary plans and the plan for directors are not funded.
         Total pension expense for 1994, 1993 and 1992 includes the following:

                                                                         1994               1993                   1992
                                                                      -------------------------------------------------
Service cost                                                          $ 2,900           $  2,600                $ 2,400
Interest cost                                                           6,200              5,900                  5,500
Actual return on assets                                                  (500)           (12,600)                (6,400)
Net amortization and deferral                                          (8,500)             4,500                 (1,800)
                                                                      -------------------------------------------------
Pension expense (income)                                               $  100           $    400                $  (300)
                                                                      -------------------------------------------------

The following sets forth the funded status of the employee pension plans and the amounts included in the accompanying balance sheets at December 31, 1994 and 1993:


                                                               United States Plans                   International Plans
                                                           ----------------------------           --------------------------

                                                               1994               1993                1994              1993
                                                           ----------------------------           --------------------------
Vested benefit obligations
 (VBO)                                                     $(58,700)          $(66,300)            $(2,900)          $(2,300)
                                                           ----------------------------           --------------------------
Accumulated benefit
 obligations (ABO)                                         $(60,400)          $(68,200)            $(3,200)          $(2,500)
                                                           ----------------------------           --------------------------
Projected benefit
 obligations (PBO)                                         $(72,200)          $(84,200)            $(3,300)          $(2,500)
Plan assets at fair value                                    92,900             96,500                 -                  -
                                                           ----------------------------           --------------------------
Assets in excess of (less
than) PBO                                                    20,700             12,300              (3,300)           (2,500)
Unrecognized net gain                                       (11,300)            (5,700)                 -               (600)
Unrecognized prior
 service cost                                                  (300)             1,700                  -                600
Unamortized transition asset                                 (6,400)            (7,200)                 -                 -
                                                           ----------------------------           --------------------------
Prepaid pension cost
 (accrued liability)
 included in the balance sheet                              $ 2,700          $   1,100             $(3,300)          $(2,500)
                                                           ----------------------------           --------------------------

Information with respect to the unfunded pension plan for the Company's nonemployee directors is as follows:

                                                                                   1994                                  1993
                                                                           ------------                          ------------
VBO                                                                              $(700)                                $(800)
                                                                           ------------                          ------------
ABO                                                                              $(800)                                $(800)
                                                                           ------------                          ------------
PBO                                                                              $(900)                                $(900)
Unrecognized net gain                                                              200                                     -
Unrecognized prior service                                                         200                                   300
  cost
                                                                           ------------                          ------------
Balance sheet liability                                                          $(900)                                $(600)
                                                                           ------------                          ------------



                                                               United States Plans                   International Plans
                                                           ----------------------------           --------------------------

                                                               1994               1993                1994              1993
                                                           ----------------------------           --------------------------
Assumptions:
  Discount rate                                                     8.25%           7.0%                 7.5%      7.5%
  Rate of increase in
    compensation                                                     6.0%          5.75%                 3.0%      3.0%
  Directors' retainer
    increase                                                         5.5%           5.5%                  -         -
  Long-term rate of
    return on assets                                                 9.0%           9.0%                  -         -
                                                           ----------------------------           --------------------------

OTHER RETIREMENT BENEFITS: The Company provides minimal life insurance benefits for certain United States retirees and pays a portion of health care (medical and dental) costs for retired United States salaried employees and their dependents. Benefits for plan participants age 65 and older are coordinated with Medicare. Retirees' contributions to the cost of such benefits may be adjusted from time to time. The Company's obligation is unfunded.
         Total expense recognized for 1994, 1993 and 1992 with respect to these nonpension retirement benefits includes the following:

                                                                         1994               1993              1992
                                                                      --------------------------------------------
Service Cost                                                         $    500           $    500          $    500
Interest Cost                                                           1,000              1,000             1,000
                                                                      --------------------------------------------
                                                                     $  1,500           $  1,500          $  1,500
                                                                      --------------------------------------------

The following sets forth the accrued obligation included in the accompanying balance sheets at December 31, 1994 and 1993 applicable to each employee group for nonpension retirement benefits:

                                                                         1994               1993
                                                                      ---------------------------
Retired employees                                                     $(4,600)         $ (6,000)
Active employees--fully eligible                                       (1,700)           (2,100)
Active employees--
 not fully eligible                                                    (5,400)           (6,600)
                                                                      ---------------------------
Total                                                                 (11,700)           (14,700)
Unrecognized (gain) loss from
 assumption changes                                                    (2,900)            1,000
                                                                      ---------------------------
Balance sheet liability                                              $(14,600)         $(13,700)
                                                                      ---------------------------

The discount rates used were 8.25% for 1994 and 7% for 1993; the health care cost trend was 14% in 1994 and 1993, decreasing to 5.5% by 2007. Increasing the assumed trend rate for health care costs by one percentage point would result in an accrued obligation of $12,200 at December 31, 1994 for these retirement benefits and an increase of $100 in the related 1994 expense.

OTHER
The Company provides certain postemployment benefits for terminated and disabled employees, including severance pay, disability-related benefits and health care benefits. Statement of Financial Accounting Standards No. 112, Employer's Accounting for Postemployment Benefits, requires these costs to be accrued over the employee's active service period under certain circumstances or at the date of the event triggering the benefit. The Company adopted this accounting practice in 1993, and the impact was insignificant.
         The Company also sponsors a defined contribution savings plan for salaried and certain hourly United States employees. Company contributions are equal to 50% of each participant's contribution up to 6% of their base compensation. Total expense under the plan in 1994, 1993 and 1992 was $800, $800 and $600, respectively.

CAPITAL STOCK
The Company has 3,000,000 shares of Preferred Stock authorized, none of which has been issued.
         Through December 31, 1994, the Company has acquired 1,113,900 shares of its Common Stock under a repurchase program covering up to 1,600,000 shares announced in 1989. Purchases (sales) of Common Stock held in treasury during the three years ended December 31, 1994 are as follows:

                                                                         1994               1993              1992
                                                                      ------------------------------------------------
Shares held at
 beginning of year                                                     929,700           1,103,900            950,200
Purchases, net,
  at fair market value                                                  11,200               9,400            163,700
Shares issued for acquisition                                         (363,200)                 -                  -
Stock option exercises                                                (196,600)           (183,600)           (10,000)
                                                                      ------------------------------------------------
Shares held at end of year                                             381,100             929,700          1,103,900
                                                                      ------------------------------------------------

The Company's Shareholders Rights Plan entitles a shareholder to purchase 1/1000 of a share of a newly designated series of the Company's Preferred Stock at a price of $75.00 with each Right. A Right becomes exercisable if a person or group ("acquiror") acquires 15% or more of the Common Stock or commences a tender offer that would result in the acquiror owning 18% or more of the Common Stock. After the Rights become exercisable and in the event the Company is involved in a merger or other business combination, sale of 50% or more of its assets or earning power, or if an acquiror purchases 18% or more of the Common Stock or engages in self-dealing transactions, a Right will entitle its holder to purchase common stock of the surviving company having a market value twice the exercise price of the Right. The Rights may be redeemed by the Company at $.001 per Right at any time before certain events occur. Two Rights are attached to each share of Common Stock, and such rights will not trade separately unless they become exercisable. All Rights expire on January 15, 2000.
         In 1990, the Company made an offering under an employee stock purchase plan, which provides for the sale of the Company's Common Stock to substantially all employees at 85% of fair market value. An employee's purchases are limited annually to 10% of base compensation. The original offer expired on December 31, 1991, but was extended to December 31, 1995. Shares are purchased in the open market, or Treasury shares are used.

STOCK OPTION AND AWARD PLANS
The Company has a long-term incentive plan for officers and key management employees of the Company and its subsidiaries that provides for the grant through March 8, 1998 of stock options, stock appreciation rights, restricted stock awards and performance awards. A maximum of 2,125,000 shares of Common Stock or stock equivalents are available for issue under this plan of which 568,600 shares are available at December 31, 1994 for future grant. A committee of the Board of Directors determines the terms and conditions of grants, except that the exercise price of certain options cannot be less than 100% of the fair market value of the stock on the date of grant, no stock options or stock appreciation rights can be exercised during the six months immediately following the date of grant and all stock options and stock appreciation rights must expire no later than 10 years after the date of grant. All outstanding stock option grants expire five years from date of grant.
         Option activity under this plan during the three years ended December 31, 1994 is summarized below:

                                                                         1994               1993              1992
                                                                      ------------------------------------------------
Options outstanding, January 1                                          737,600             735,900            859,600
Granted                                                                 197,400             187,900            177,900
Exercised ($13.25 to $24.94
 per share)                                                            (193,600)           (181,700)          (290,600)
Forfeited                                                               (15,000)             (4,500)           (11,000)
                                                                      ------------------------------------------------
Options outstanding, December 31                                        726,400             737,600            735,900
                                                                      ------------------------------------------------
Average option price                                                     $19.62              $17.95             $17.02
                                                                      ------------------------------------------------

Under the Company's management incentive plan, participants are paid cash bonuses on the attainment of certain financial goals. In 1993, bonus participants were offered the opportunity to purchase Common Stock with up to 25% of their cash bonus award. Beginning in 1994, bonus participants are required to use 25% of their cash bonus, after certain adjustments for taxes payable, to purchase Common Stock of the Company at current fair market value. Bonus participants are given a restricted stock award equal to one share for each four shares of Common Stock purchased bonus awards. These stock awards vest at the end of four years provided that the participant has not made a disqualifying disposition of the stock purchased. In 1994 and 1993, restricted stock awards for 3,000 shares and 1,900 shares, respectively, were granted, and in 1994, 500 shares were forfeited. Compensation expense is being recognized over the vesting period based on the fair market value of Common Stock on the award date: $24.94 per share in 1994 and $20.81 per share in 1993.
         An executive stock compensation plan, which expired in 1989, provided for the granting to key employees of shares without payment to the Company or incentive stock options. Grants were at the discretion of a committee of the Board of Directors, subject to certain conditions as to exercise price and time period. Option activity under this plan for the year ended December 31, 1992 is summarized below:


                                                            1992
                                                         ----------
Options outstanding, January 1                             68,200
Exercised ($14.00 to $19.25 per share)                    (64,800)
Forfeited                                                  (3,400)
                                                         ----------
Options outstanding, December 31                                -
                                                         ----------

A nonqualified stock option plan for nonemployee directors was approved in 1992. The plan provides for the annual granting to each eligible director of options covering 1,500 shares at an option price equal to 100% of the fair market value of the Company's Common Stock on the date of grant. Common Stock issued pursuant to the plan may not exceed 100,000 shares. Option activity under this plan during the three years ended December 31, 1994 is summarized below:

                                                                         1994               1993              1992
                                                                      ------------------------------------------------
Options outstanding, January 1                                          27,000              15,000                  --
Granted                                                                 16,500              15,000              15,000
Exercised ($20.625)                                                     (3,000)                 --                  --
Forfeited                                                               (4,500)             (3,000)                 --
                                                                      ------------------------------------------------
Options outstanding, December 31                                        36,000              27,000              15,000
                                                                      ------------------------------------------------
Average option price                                                    $22.72             $21.875             $20.625
                                                                      ------------------------------------------------

COMMITMENTS AND CONTINGENCIES
At December 31, 1994, the Company was obligated under various operating lease agreements with terms ranging from one month to 20 years. Rental expense in 1994, 1993 and 1992 was $5,000, $4,000 and $2,300, respectively. Minimum rentals for noncancelable operating leases with initial or remaining terms in excess of one year are: 1995--$5,100; 1996--$4,700; 1997--$4,300; 1998--$4,000;
1999--$3,800 and thereafter $55,000.
         At December 31, 1994, outstanding contractual commitments for the purchase of equipment and raw materials amounted to $13,300, all of which is due to be paid in 1995.
         The Company has accrued the estimated cost of environmental compliance expenses related to current and former manufacturing facilities. The ultimate cost to be incurred by the Company cannot be fully determined; however, based on information currently available, the Company believes the accrued liability is sufficient to cover the future costs of required remedial actions.
         The Company guarantees 40% of the debt of Schott West Pharmaceutical Glass Company under a $5,000 line of credit, of which $4,400 was outstanding at December 31, 1994.

INDUSTRY SEGMENT AND OPERATIONS BY GEOGRAPHIC AREA The West Company and its affiliated companies operate in one industry segment. The Company develops, manufactures and markets stoppers, closures, containers, medical device components and assemblies made from elastomers, metal, plastic and glass for the health care and consumer products markets. The Company also manufactures related packaging machinery. Total sales include sales to one customer of approximately $40,200, $41,900 and $38,800 in 1994, 1993 and 1992, respectively. Operating information and identifiable assets by geographic area of manufacture are shown below:

                                                                         1994               1993              1992
                                                                      ------------------------------------------------
Net sales:
 United States                                                         $216,600           $207,500           $205,800
 Europe                                                                 114,200            107,000            102,800
 Other                                                                   34,300             34,200             29,600
                                                                      ------------------------------------------------
Total                                                                  $365,100           $348,700           $338,200
                                                                      ------------------------------------------------

                                       28

Income from consolidated
 operations:
 United States                                                         $ 16,400           $ 14,400           $ 12,800
 Europe                                                                   5,500              3,700              3,600
 Other                                                                    4,900              3,400              2,400
                                                                      ------------------------------------------------
                                                                       $ 26,800           $ 21,500           $ 18,800
                                                                      ------------------------------------------------
Equity in net income (loss) of affiliated companies:
 United States                                                         $    200           $     -            $   (500)
 Other                                                                      300              1,000              1,400
                                                                      ------------------------------------------------
                                                                       $    500           $  1,000           $    900
                                                                      ------------------------------------------------
Income before cumulative effect
 of change in accounting method                                       $  27,300           $ 22,500           $ 19,700
                                                                      ------------------------------------------------
Identifiable assets:
 United States                                                        $ 179,000           $156,900           $147,800
 Europe                                                                 151,000             97,600            106,200
 Other                                                                   45,500             36,900             34,400
                                                                      ------------------------------------------------
                                                                      $ 375,500           $291,400           $288,400
                                                                      ------------------------------------------------
Investments in affiliated companies:
 United States                                                        $   3,300           $  2,800           $  2,800
 Europe                                                                   2,700                 -                  -
 Other                                                                   15,900             15,000             13,200
                                                                      ------------------------------------------------
                                                                      $  21,900           $ 17,800           $ 16,000
                                                                      ------------------------------------------------
Total assets                                                          $ 397,400           $309,200           $304,400
                                                                      ------------------------------------------------

QUARTERLY OPERATING AND PER SHARE DATA (UNAUDITED)
THE WEST COMPANY, INCORPORATED AND SUBSIDIARIES
(in thousands of dollars, except per share data)

                                             1994 Three Months Ended                           1993 Three Months Ended
                              ----------------------------------------------------  ------------------------------------------------
                              Dec. 31    Sept. 30        June 30      March 31      Dec. 31      Oct. 3      July 4      April 4
                              ----------------------------------------------------  ------------------------------------------------
Net sales                      99,100      87,400         91,500        87,100      92,800       81,900      87,100       86,900
Gross profit                   32,000      25,400         29,800        28,900      29,500       24,100      26,900       24,100
Income before change in
 accounting method              7,200       5,600          7,500         7,000       5,900        4,800       6,200        5,600
Net income                      7,200       5,600          7,500         7,000       5,900        4,800       6,200        6,600
Net income before change in
 accounting method per share      .44         .35            .47           .44         .37          .30         .39          .36
Net income per share              .44         .35            .47           .44         .37          .30         .39          .42
Dividends paid per share          .12         .11            .11           .11         .11          .10         .10          .10

Common Stock price:
  High                             29 1/8      25 3/4         24 3/4        25 3/4      24 7/8       25 1/4      23 1/2       24 3/8

  Low                              25 1/2      21 5/8         21 1/4        23 3/4      23 1/2       23 1/4      22 3/8       19 7/8
                              ----------------------------------------------------  ------------------------------------------------
First quarter 1993 results include gains on sale of real estate amounting to
$.04 per share. Fourth quarter 1993 results include the full-year effect of a change in the life of certain operating assets, which increased net income by
$.06 per share, and four months operating results for international subsidiaries.

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE SHAREHOLDERS AND THE BOARD OF DIRECTORS OF THE WEST COMPANY,
INCORPORATED:

We have audited the accompanying consolidated balance sheets of The West Company, Incorporated and Subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The West Company, Incorporated and Subsidiaries as of December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.
         As discussed in the summary of Significant Accounting Policies Note to the Consolidated Financial Statements, the Company changed its method of accounting for income taxes in 1993.

Coopers and Lybrand, L.L.P.

600 Lee Road
Wayne, Pennsylvania
February 24, 1995

TEN YEAR SUMMARY
THE WEST COMPANY, INCORPORATED AND SUBSIDIARIES
(in thousands, except per share data)

                                                                         1994               1993              1992
                                                                   ---------------------------------------------------
SUMMARY OF OPERATIONS
Net sales                                                          $  365,100              348,700             338,200
Operating profit (loss)                                            $   45,400               40,600              38,700
Income (loss) before income taxes and minority interests           $   42,100               37,500              34,800
Provision for income taxes                                             13,400               14,300              14,300
Minority interests                                                      1,900                1,700               1,700
                                                                   ---------------------------------------------------
Income (loss) from consolidated operations                             26,800               21,500              18,800
Equity in net income of affiliated companies                              500                1,000                 900
                                                                   ---------------------------------------------------
Income (loss) before change in accounting method                   $   27,300               22,500              19,700
                                                                   ---------------------------------------------------
Income (loss) before change in accounting method per share (a)(b)  $     1.70                 1.42                1.26
Average shares outstanding (b)                                         16,054               15,838              15,641
Dividends paid per common share (b)                                $      .45                  .41                 .40
                                                                   ---------------------------------------------------
Research, development and engineering expenses                     $   12,000               11,400              11,100
Capital expenditures                                               $   27,100               33,500              22,400
                                                                   ---------------------------------------------------
YEAR-END FINANCIAL POSITION
Working capital                                                    $   50,400               46,400              37,700
Total assets                                                       $  397,400              309,200             304,400
Total invested capital:
 Total debt                                                        $   57,800               32,300              42,000
 Minority interests                                                     1,900               10,900              10,100
 Shareholders' equity                                                 227,300              188,100             168,600
                                                                   ---------------------------------------------------
 Total                                                             $  287,000              231,300             220,700
                                                                   ---------------------------------------------------
PERFORMANCE MEASUREMENTS
Gross margin (c)                                                   %     31.8                 30.0                28.6
Operating profitability (d)                                        %     12.4                 11.7                11.5

Tax rate                                                           %     31.8                 38.2                41.1

                                       32


Asset turnover ratio (e)                                                 1.04                 1.11                1.10
Return on average shareholders' equity                             %     13.2                 13.2                12.3

Total debt as % of total invested capital                          %     20.1                 14.0                19.1
                                                                   ---------------------------------------------------
Shareholders' equity per share                                     $    13.81                11.82               10.71
Stock price range (b)                                              29 1/8 - 21 1/4      25 1/4 - 19 7/8     24 1/8 - 16 3/4
                                                                   ---------------------------------------------------

(a) Based on average shares outstanding.
(b) Adjusted for 2-for-1 stock split effective May 18, 1987.
(c) Net sales minus cost of goods sold, including applicable depreciation and amortization, divided by net sales.
(d) Operating profit (loss) divided by net sales.
(e) Net sales divided by average total assets; 1993 asset turnover ratio is based on 12 months'sales for international subsidiaries.

1994 includes for the first time the results of two affiliates in which majority ownership was acquired in 1994. 1993 includes 13 months of operating results in international subsidiaries. Beginning in 1992 the Company's ownership interest in glass manufacturing operating results is reported as equity in net income of affiliates. Prior to the 1992 sale of a majority interest in such operation, operating results were fully consolidated. 1991 includes a restructuring charge that reduced operating results by $1.37 per share. 1990 includes a restructuring charge that reduced operating results by $.45 per share, and 1990 included for the first time the results of two companies in which controlling ownership was acquired in 1989. 1988 included for the first time the results of an affiliate in which majority ownership was acquired in 1988. 1986 included for the first time the results of five affiliates in which majority ownership was acquired in 1986.

TEN YEAR SUMMARY
THE WEST COMPANY, INCORPORATED AND SUBSIDIARIES
(in thousands, except per share data)

     1991                 1990                1989                1988                 1987             1986             1985
    ---------------------------------------------------------------------------------------------------------------------------
    329,600              323,200             308,700             285,400              253,300          235,600          190,100
     (1,600)              15,600              38,700              30,100               25,600           31,300           24,700
     (7,700)               9,600              34,400              26,100               22,100           29,400           23,400
      4,700                6,400              13,200              10,100                9,500           13,200           10,400
     (2,400)                 300               2,100               1,400                1,000              900              100
    ---------------------------------------------------------------------------------------------------------------------------
    (10,000)               2,900              19,100              14,600               11,600           15,300           12,900
      1,500                1,400               1,600               2,800                2,100            1,700            2,100
    ---------------------------------------------------------------------------------------------------------------------------
     (8,500)               4,300              20,700              17,400               13,700           17,000           15,000
    ---------------------------------------------------------------------------------------------------------------------------
       (.55)                 .27                1.28                1.07                  .85             1.06              .95
     15,527               15,793              16,235              16,249               16,195           16,126           15,745
        .40                  .40                 .31                 .29                  .27             .245             .225
    ---------------------------------------------------------------------------------------------------------------------------
     10,800               10,900              11,900              11,300                9,700            9,100            6,800
     25,600               33,200              34,300              29,700               43,100           29,300           19,800
    ---------------------------------------------------------------------------------------------------------------------------
     26,500               36,500              50,400              53,000               45,200           36,200           40,300
    313,200              343,500             313,000             298,900              280,100          238,200          179,200
    ---------------------------------------------------------------------------------------------------------------------------
     58,400               78,500              58,100              55,200               60,500           44,300           30,400
      8,400               11,700               9,100              10,600                6,200            5,500              500
    152,600              176,100             179,700             171,400              155,800          138,900          119,500
    ---------------------------------------------------------------------------------------------------------------------------
    219,400              266,300             246,900             237,200              222,500          188,700          150,400
    ---------------------------------------------------------------------------------------------------------------------------

       25.4                 24.4                26.5                25.0                 25.3             26.5             26.8
        (.5)                 4.8                12.5                10.5                 10.1             13.3             13.0
       61.7                 66.5                38.5                38.6                 42.9             45.0             44.5
       1.00                  .98                1.01                 .99                  .98             1.13             1.13

                                       34


       (8.9)                 2.4                11.8                10.6                  9.3             13.2             13.3
       26.6                 29.5                23.5                23.3                 27.2             23.5             20.2
    ---------------------------------------------------------------------------------------------------------------------------
       9.81                 11.37              11.15               10.53                 9.61             8.61             7.54
  18 3/4-11 1/8           20-10 1/2        22 5/8-14 7/8       17 1/2-12 1/4        22 1/8-12 1/2    17 1/8-12 1/4   13 5/8 - 8 3/4
