Form 10-K, Exhibit 13
period 1995-12-31
WEST CO INC
filed 1996-03-29
CIK 105770

                                                       Exhibit 13
          FINANCIAL REVIEW
          --------------------
           The Company operates in one industry segment: manufacturing and marketing specialized products that satisfy the unique filling, sealing, dispensing and delivery needs of the healthcare and consumer products industries. Over 85% of the Company's revenues are generated by the healthcare markets. The Company's products include stoppers, closures, containers, medical device components and assemblies made from elastomers, metal and plastic. The Company also provides contract packaging and contract manufacturing services and manufactures related packaging machinery.

           The following is management's discussion and analysis of the Company's operating results for the three years ended December 31, 1995 and its financial position as of year-end 1995. The information should be read in conjunction with the financial statements and accompanying notes appearing elsewhere in this report.

          RESULTS OF OPERATIONS
          ---------------------
           The Company's 1995 net income was $28.7 million, or $1.73 per share, compared with net income of $27.3 million, or $1.70 per share, in 1994 and $23.5 million, or $1.48 per share, in 1993. In 1993, the Company standardized December 31 as the reporting year end for all consolidated subsidiaries. This change required all international subsidiaries to report December 1993 results in the reporting year 1993, resulting in the inclusion of 13 months of operating results in 1993 for these subsidiaries. This change added approximately $.01 per share to 1993 earnings compared with
          1994.   In  1993, the Company  adopted Statement of  Financial
          Accounting Standards (SFAS) No. 109, which changed the Company's accounting for income taxes to the liability method. The cumulative impact of this method of income tax accounting was to reduce deferred tax liabilities recorded as of January 1, 1993, adding $.06 per share to 1993 net income.

               In 1995, the Company acquired Paco Pharmaceutical Services, Inc. (Paco), a provider of contract manufacturing and contract packaging services to pharmaceutical and consumer products companies in the United States and Puerto Rico. Paco's operating results have been consolidated since May 1, 1995. In 1994, the Company acquired a 51% ownership interest in Schubert Seals A/S (Schubert), a Danish manufacturer of metal seals for the European pharmaceutical industry, and its operating results have been consolidated since June 1, 1994. In December 1995, the Company purchased the remaining 49% minority interest in Schubert. Senetics Inc., a domestic company specializing in innovative closure systems for oral and inhalation drug delivery, was also acquired early in 1994. The terms of these transactions are described in the Note "Acquisitions and Investments" to the Consolidated Financial Statements.

          NET SALES
          ----------

               Net sales were $412.9 million in 1995, an increase of 13% compared with net sales in 1994 of $365.1 million. The sales increase reflects the acquisition of Paco and stronger European currencies which increased reported U.S. dollar sales amounts by $10.6 million. Excluding these two items, consolidated net sales were slightly lower compared with 1994.

               Excluding the impact of stronger international currencies versus the U.S. dollar, the Company's 1995 net sales from products used by the healthcare industry worldwide were slightly lower compared with 1994 sales levels. Government and consumer pressure to cut healthcare costs has limited the ability to increase prices and has caused more customers to use alternative packaging components, which are lower priced. In 1995, product sales to international healthcare markets increased, but net sales to domestic markets declined. The improvement in international healthcare market sales was attributable to the following: inclusion of a full year of Schubert's sales in consolidated results compared with seven months in 1994, an increase in demand and higher prices in European markets, continued market penetration in the Asia/ Pacific region, and stronger demand and higher prices in markets in South America in the first half of 1995. Domestic sales suffered, despite volume equal to 1994, due to lower demand for certain high-value packaging components, customer elimination of certain product lines and the more competitive environment.

               Paco's   contract   packaging  and   contract manufacturing
          services to both pharmaceutical and consumer companies added $38.9 million to 1995 net sales. As a result of the consolidation of many pharmaceutical and medical device companies and the pressure to reduce costs, the demand for these contract services is expected to grow.

               Consumer  products sales  rose 4%  in 1995.   This  increase
          reflects  demand  for  Spout-Pak^R   used  on  gable  carton  juice
          containers   manufactured  by   International  Paper   Company.
          Machinery  sales   declined  to  almost  half   1994  levels,  as
          customers'  capital investment  programs were suspended  as newly
          merged   pharmaceutical   companies  combined   their  production
          capacities.

               In 1994, net sales increased by 5%, or $16.4 million, over 1993 levels, including $2.3 million due to stronger European and Asia/Pacific currencies. December 1992 sales of international subsidiaries totalling $8.8 million were included in 1993; excluding this extra month of sales would increase the year-over-year sales increase to $25.2 million, or 7%. Measured at constant currency exchange rates, product sales to the healthcare industry increased in 1994 by 5% over the comparable 12 months of 1993. Increased healthcare sales were generated by market penetration in the Asia/Pacific region and acquisitions and volume increases in European and domestic healthcare markets. Schubert and Senetics, both acquired in 1994, added $8.4 million to total sales. The volume increases were the result of new product offerings and increased demand. The sales in both U.S. and European markets were negatively impacted by price reductions on certain products due to government and consumer pressure to
          reduce  healthcare costs and  by competition.   Demand in Brazil
          for healthcare products increased in the last half of 1994, but sales in South America were lower compared to 1993. Sales to consumer products markets rose 18% in 1994 reflecting demand for
          Spout-Pak^R   and  the  Safety  SQUEASE^R  product  manufactured
          for Procter & Gamble's  Scope^R  and Aleve^R  products.
          Machinery sales were  also   $2.4  million  higher,  following
          1993  delays  in customers' capital spending programs.

          GROSS PROFIT
          -------------
               The consolidated gross  margin in 1995 was  28.6%, and gross profit was $118.2 million. The gross margin reflects a significant decline from the 32.1% margin realized in 1994, and resulted in an increase in gross profit of less than 1%. The reduced gross margin, in part, reflects the lower-margin service operations provided by Paco, which reduced consolidated gross margins more than one percentage point. The Company is working to increase Paco's margin through automation, increased throughput and pricing that reflects current cost levels. The remaining margin reduction reflects higher raw material costs, higher wage costs primarily in South America and a lower-margin product mix. In addition, labor and overhead costs at plants prepared to support customers' launches of several new products were only partially recovered from these customers. Customers have either significantly delayed or, in two cases, cancelled these new product launches. Finally, the Company has incurred higher start-up costs as a result of shifting production to new manufacturing sites to create centers of manufacturing excellence as part of a program to consolidate global manufacturing. These factors were evident in a 4% reduction in gross profit from
          healthcare  product  sales.    Despite  these  factors  margins
          increased on European and Asia/Pacific sales due to volume and price increases, but domestic and South America sales margins declined.

               Future results are difficult to predict due to the transformation in our healthcare markets. We believe that pressure to decrease healthcare costs and increased competitive activity will continue to impact the Company's margins. However, we are evaluating our operations with the intent of being better able to respond to these cost pressures in 1996. We will continue to focus on delivering earnings growth and shareholder value.

               Gross profit on consumer product sales was slightly lower than 1994, due to a lower-margin product mix, increased material costs which were passed through to customers on a prospective basis, and higher equipment repair costs. The low machinery sales volume in 1995 resulted in an operating loss compared with a positive contribution in 1994, when sales were double the 1995 level.

               The Company continued to invest in the installation of Manufacturing Resource Planning Systems (MRPII) and training in Total Quality Management (TQM) techniques, which began in 1992.

          MRPII is an information management system that integrates data related to sales forecasts, production scheduling, purchasing, inventory control and capacity requirements planning. MRPII installation will continue, including installations at newly acquired subsidiaries. Under TQM, employees work in multi-disciplined teams to resolve business and process problems. All of the Company's employees are trained in basic TQM tools. Beginning in 1996, TQM training will address improvements
          in  administrative   processes,  in   addition  to production
          processes.   The continued benefits  of these programs
          are expected to be evident in greater efficiencies and customer satisfaction.

               The gross margin in 1994 was 32.1% and gross profit was $117.2 million, an 11% increase over 1993. The improvement in the gross margin of 1.9 percentage points over 1993's gross margin was the result, in part, of higher sales volume, but a significant portion of the increase reflects the use of TQM techniques, MRPII systems and new technologies, which combined to improve productivity, yields and logistics. These factors were evident in a 7% increase in gross profit earned on sales to healthcare markets, with higher contributions generated from sales to all markets served. Margins increased on sales to domestic and South America markets, while Asia/Pacific and European market sales generated margins comparable to 1993.

               Gross profit on consumer products market sales more than doubled in 1994 compared with 1993. This reflects the significant increase in volume, the higher value-added product sales made possible through the elimination of small-volume customers and less profitable product lines begun several years ago, and the productivity improvements generated through MRPII systems and use of TQM techniques. Gross profit related to machinery operations increased primarily due to the volume of orders and higher sales in the year.

          EXPENSES
          ---------
               Selling, general and administrative expenses totalled $69.9 million in 1995 compared with $70.1 million in 1994. This decrease represented a reduction of .4%, and these expenses represented 16.9% of net sales compared with 19.2% in 1994. However, selling, general and administrative expenses include the expenses of acquired companies (Paco's expenses for the eight months from May 1, 1995 and Schubert's expenses for an additional five months in 1995 versus 1994) and the impact of stronger international currencies. Eliminating these increases, which approximate $5.5 million, would improve the year-over-year reduction in expenses to 8.3%. This significantly lower level of expenses primarily reflects absence of incentive bonus compensation because the Company did not meet the 1995 financial goals established for payout and significantly lower severance costs in 1995. Excluding the impact of bonus and severance cost differences would result in spending that was virtually equal to 1994 measured at constant exchange rates for the comparable operating units. Productivity improvements due to training and systems development have offset the inflationary increases in wages and benefits, other outside service costs and supplies.

               Selling, general and administrative expenses increased by $6.1 million in 1994, or 10%, over 1993 levels. The increase is attributable, in part, to $2.8 million of higher severance costs related to a global management reorganization and to productivity improvements. The global reorganization established worldwide functional responsibilities that had previously been carried out on a regional basis, thereby increasing management efficiencies and improving service to the Company's multi-national customers. The organization was changed in anticipation of the year-end 1994 buyout of the minority owners of five European subsidiaries. The increase also reflects $1.1 million of rent and other expenses related to the Company's new headquarters facility, which was occupied in September 1993, consolidation of $1.7 million of expenses of acquired companies as well as higher costs related to self-insured claims and outside service costs and exchange rate differences.

               Transactions included in the other income/expense category netted to $1.5 million of income in 1995 compared with net expenses totalling $1.7 million in 1994 and $.5 million in 1993. Included in this item are foreign currency translation losses totalling $.8 million in 1995 compared with $2.3 million and $5.4 million in 1994 and 1993, respectively. These translation losses are driven mainly by high inflation in Brazil, which has been significantly reduced since mid-1994 as a result of Brazil's economic plan designed to reduce inflation and stabilize the currency. Also included are foreign exchange transaction losses of $.6 million in 1995, $.5 million in 1994 and $.2 million in 1993. The higher transaction losses in 1995 and 1994 were caused generally by realignment of European currencies. Foreign exchange losses are offset by interest income in 1995 totalling $2 million and were offset, in part, in 1994 and 1993 by interest income totalling $1.2 million and $2.3 million, respectively. Historically interest income was generated mainly in Brazil, but has been declining since mid-1994 due to the economic program which reduced interest rates in that country. Cash balances in other regions have grown in recent years and the interest income has offset, in part, the decline in Brazil. Net losses on real estate and investment sales totalled $.2 million in 1995 and $.5 million in 1994 compared with gains of $1.4 million in 1993 from sales of the Company's former headquarters and research center and its ownership of Tri/West Systems, Inc.

          INTEREST
          ---------
               Interest costs totalled $7.8 million in 1995 and were more than double the levels of the previous two years. Interest capitalized as part of the cost of capital asset acquisitions also doubled to $.5 million in 1995 compared with the two previous years. This increase in interest costs reflects financing related to the acquisition of Paco in 1995, the November 1994 acquisition of the minority ownerships in five European subsidiaries and in Schubert, and investments in DanBioSyst UK Ltd.

               The average consolidated debt levels increased by $65 million in 1995, and interest rates also were higher in the United States.

               In 1994, interest expense attributable to the consolidation of companies acquired in 1994, mainly attributable to capitalized leases, concealed a reduction in 1994 interest expense from 1993. The reduction was attributable to lower average domestic debt levels and lower average interest rates on debt of European subsidiaries.


          INCOME TAXES
          -------------
               The effective tax rate on consolidated income was 32.8% for 1995. Two factors were the primary cause of the low rate. First, the Company changed its tax accounting method for Puerto Rico operations in accordance with a U.S. Internal Revenue Service Procedure released late in 1994. The change related to the calculation of transfer pricing and applied retroactively as
          well  as  prospectively.   The  impact of  the tax  change
          resulted in a 3.3 percentage point decline in the effective tax rate. Second, the Company recorded the benefit of tax credits which were assured realization, reducing the tax rate by 1.7 percentage points. These benefits were offset somewhat by an increase in the statutory tax rate in France, which required adjustment of deferred tax balances which increased the effective rate by .6 of a percentage point. Excluding the impacts of these adjustments associated with prior year tax accruals, the tax rate would have been approximately 36%.

               The effective tax  rate in  1994 was 31.8%  versus 38.2%  in
          1993. The low tax rate in 1994 reflects the one-time impact of a net refund of foreign taxes paid by subsidiaries in prior years.
          The  refund  was  triggered by  the  payment  of  dividends.   In
          addition, foreign tax loss carryforwards were assured realization due to the tax consolidation of several operating subsidiaries, thereby reducing the tax asset valuation allowance previously recorded on these potential tax benefits. The transactions were made possible by the acquisition of the minority ownerships in these subsidiaries at year-end 1994. Finally, the 1994 effective
          income  tax  rate   declined  due  to  lower   state  income  tax
          liabilities and due to the higher proportion of earnings being generated in lower tax jurisdictions.

          MINORITY INTERESTS AND EQUITY IN AFFILIATES
          -------------------------------------------

               Minority interests in net income of subsidiaries totalled $.8 million in 1995, and related only to Schubert and a subsidiary in Spain. Late in 1995, the remaining minority interest in Schubert was purchased. The large change in minority interests compared to 1994's $1.9 million reflects the late 1994 acquisition of the minority ownerships in five European subsidiaries. These acquisitions also are the major reason for the change in minority interests in the 1994 comparison with 1993.

               Income from investments in affiliated companies increased to $.9 million from $.5 million in 1994. The increase reflected higher sales and improved margins for Daikyo Seiko, Ltd., a Japanese company in which the Company owns a 25% equity stake.

          This increase was offset, in part, by lower results for the Schott West Pharmaceutical Glass Company in which the Company held a 40% partnership interest through September 30, 1995, at which point the Company sold its interest. Results of the Company's investment in affiliates in Mexico were flat compared with 1994 as the impact of a better than 50% devaluation of the Mexican peso and the resulting translation loss on net monetary assets offset operating income.

               Income from affiliates decreased in 1994 to half of the 1993 level. The reduction reflected the translation loss on net monetary assets of the Company's affiliates in Mexico due to the initial devaluation of the Mexican peso in late December 1994. Offsetting these losses, in part, was a continued improvement in the glass manufacturing operations of Schott West Pharmaceutical
          Glass  Company.   Operating results of  the Company's affiliates
          in Japan and Mexico were lower in 1994 due to lower margins and sales.


          FINANCIAL POSITION
          --------------------
          The Company's financial position continues to be strong. Cash flow from operations totalled $46.1 million. Working capital at December 31, 1995 totalled $86.6 million, a ratio of current assets to current liabilities of 2.4 to 1, and includes a cash balance of $17.4 million. Debt to total invested capital (total debt, minority interests and shareholders' equity) was 31%, despite a near doubling of the outstanding debt balances from year-end 1994 levels. The Company believes that its financial position and current capitalization indicate an ability to finance substantial future growth.

               The increase in working capital reflects the consolidation of Paco and the early 1995 long-term financing of the final installment on the 1994 acquisition of the minority interests in five European subsidiaries and maturing debt instruments. Accounts receivable balances, excluding Paco, declined from year-end 1994 levels mainly because the December sales levels were lower in 1995. Inventories were higher primarily in South America and Europe reflecting lower than anticipated December sales levels. Better production planning systems have aided the control of inventories. Implementation at additional sites in 1996 will provide further opportunities to reduce inventory levels.

               The cash flow from operations of $46.1 million was supplemented by $4.2 million of cash received from the sale of the Company's interest in Schott West Pharmaceutical Glass Company and a small division of Schubert. These funds were more than adequate to cover $32.9 million of 1995 fixed asset acquisitions and tooling advances to customers and $8.1 million of dividends to shareholders ($.49 per share). The remaining cash flow from operations, in addition to net new borrowings of $49.2 million and available cash, was used to cover acquisition payments for Paco, the minority-ownership interests in five

          European subsidiaries and Schubert and an additional 10% ownership investment in DanBioSyst UK Ltd. Cash from exercise of employee stock options totalled $2.8 million. The outstanding debt balance was $114.3 million at December 31, 1995 compared with $57.8 million at year-end 1994.

               In July 1995, the Company entered into a new loan agreement, providing for debt facilities totalling up to $85 million. The agreement encompasses two revolving credit facilities. The first facility provides for borrowings up to $30 million and has a term of 364 days, renewable at the lender's option. The second facility provides for borrowings up to $55 million and has a term of five years. At year-end 1995, the Company had $23.3 million outstanding under the 364-day facility and nothing under the
          five-year  facility.   In  addition, unused short-term committed
          credit facilities totalling $10.8 million and unused long-term credit facilities totalling $6.1 million at December 31, 1995 were available to subsidiaries.

               The increase  in assets related  to the acquisition  of Paco and the Schubert minority interest reduced the asset turnover ratio to .94 for 1995. Return on average shareholders' equity was 11.9% for 1995.

          1996 REQUIREMENTS
          ------------------
               Cash requirements for capital projects in 1996 are estimated at $36 million. These projects focus on cost reduction and quality improvements through technology upgrades and product and process standardization. New product tooling is also planned. Acquisition and implementation of new information management systems will continue as will maintenance and improvements to the existing production capacity.

               In accordance with the Company's foreign exchange management policy, the adverse consequences resulting from foreign currency exposure are mitigated by engaging in certain hedging activities. Foreign exchange forward contracts are used to minimize exposure related to foreign currency transactions and commitments for raw material purchases. The "Fair Value of Financial Instruments" Note to the Consolidated Financial Statements explains the impact of such hedges on the Company's results of operations and financial position. Although none were outstanding at year-end 1995, the Company has in the past also entered into currency and interest rate swap agreements to minimize risk to interest rate changes and currency movements on certain significant borrowings.


               Cash requirements for remedial activity related to environmental cleanup are not expected to exceed $1 million in 1996. In 1995, payments related to environmental cleanup totalled $.7 million. All of the payments made in 1995 were covered by the estimated liability recorded in prior years, although additional liability totalling $.5 million was accrued in 1995 because of changes in the extent of future cleanup activities required. The Company has been indemnified by other financially responsible parties against future government claims relating to groundwater contamination at a Puerto Rico site, and no additional amounts have been accrued with respect to this site.

               In 1996, in addition to cash flow from operations, the Company expects to receive proceeds from employee stock option exercises although options expiring in 1996 are not significant. Management believes these sources of cash, available credit facilities and the Company's current capitalization provide sufficient flexibility to meet future cash flow requirements.

   CONSOLIDATED STATEMENTS OF INCOME
   THE WEST COMPANY, INCORPORATED AND SUBSIDIARIES FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

  (in thousands, except per share data)

                                                         1995              1994               1993
                                                    ------------------------------------------------------
   Net sales                                         $412,900    100% $365,100    100%    $348,700     100%
   Cost of goods sold                                 294,700     71   247,900     68      243,600      70
                                                     ------------------------------------------------------
   Gross profit                                       118,200     29   117,200     32      105,100      30
   Selling, general and administrative expenses        69,900     17    70,100     19       64,000      18
   Other (income) expense, net                         (1,500)     -     1,700      1          500       -
                                                     ------------------------------------------------------
    Operating profit                                   49,800     12    45,400     12       40,600      12
   Interest expense                                     7,300      2     3,300      1        3,100       1
                                                     ------------------------------------------------------
    Income before income taxes and minority interests  42,500     10    42,100     11       37,500      11
   Provision for income taxes                          13,900      3    13,400      3       14,300       4
   Minority interests                                     800      -     1,900      1        1,700       1
                                                      -----------------------------------------------------
    Income from consolidated operations                27,800      7%   26,800      7%      21,500       6%
   Equity in net income of affiliated companies           900     ---      500     ---       1,000      ---

                                                     ------------------------------------------------------
    Income before cumulative effect of change in
       accounting method                               28,700           27,300              22,500
   Cumulative effect to January 1, 1993 of the change
       in accounting for income taxes                      -                -                1,000
                                                     ------------------------------------------------------
    Net income                                       $ 28,700         $ 27,300            $ 23,500
                                                     ------------------------------------------------------
   Net income per share:
    Income before cumulative effect of change in
       accounting method                              $  1.73         $   1.70             $  1.42
    Cumulative effect of change in accounting method         -              -                  .06
                                                     ------------------------------------------------------
                                                      $  1.73         $   1.70             $  1.48
                                                     ------------------------------------------------------
   Average shares outstanding                          16,557           16,054              15,838
                                                     ------------------------------------------------------

                                                      10

   The accompanying notes are an integral part of the financial statements.
   Certain items in 1994 and 1993 have been reclassed to conform with current classifications.

   CONSOLIDATED BALANCE SHEETS
   THE WEST COMPANY, INCORPORATED AND SUBSIDIARIES AT DECEMBER 31, 1995 AND 1994

   (in thousands, except per share data)

   ASSETS                                                                1995         1994
                                                                       ----------------------
   Current assets:
    Cash, including equivalents (1995--$4,400; 1994--$15,900)           $ 17,400    $ 27,200
    Accounts receivable, less allowance (1995--$1,900; 1994--$1,000)      67,900      57,800
    Inventories                                                           48,300      38,100
    Other current assets                                                  14,800      13,600
                                                                       ----------------------
   Total current assets                                                  148,400     136,700
                                                                       ----------------------
   Property, plant and equipment                                         440,100     366,800
   Less accumulated depreciation and amortization                        210,800     174,600
                                                                       ----------------------
                                                                         229,300     192,200
   Investments in affiliated companies                                    21,600      21,900
   Goodwill                                                               63,000      33,900
   Deferred charges and other assets                                      17,800      12,700
                                                                       ----------------------
                                                                       $ 480,100    $397,400
                                                                       ----------------------
   LIABILITIES AND SHAREHOLDERS' EQUITY
   Current liabilities:
    Current portion of long-term debt                                   $  1,500    $ 19,200
    Notes payable                                                          8,300       2,700
    Accounts payable                                                      22,500      17,000
    Accrued expenses:
     Salaries, wages and benefits                                          9,700      12,000
     Income taxes payable                                                  3,400          -
     Other                                                                16,400      35,400
                                                                        ----------------------
   Total current liabilities                                              61,800      86,300
                                                                        ----------------------
   Long-term debt, excluding current portion                             104,500      35,900
   Deferred income taxes                                                  34,300      24,400
   Other long-term liabilities                                            25,200      21,600

                                                      12

   Minority interests                                                        200       1,900
   Shareholders' equity:
    Preferred Stock, shares authorized: 3,000
     shares issued and outstanding: 1995 -0-; 1994 -0-
    Common Stock, par value $.25 per share; shares authorized: 50,000 shares issued: 1995--16,845; 1994--16,845
      shares outstanding: 1995--16,621; 1994--16,464                       4,200       4,200
    Capital in excess of par value                                        23,500      23,200
    Cumulative foreign currency translation adjustments                   20,100      17,100
    Unrealized holding gains (losses) on securities, net                     300         -
    Retained earnings                                                    210,200     189,800
                                                                       ----------------------
                                                                         258,300     234,300
   Less Treasury Stock (1995--224 shares; 1994--381 shares)                4,200       7,000
                                                                       ----------------------
   Total shareholders' equity                                            254,100     227,300
                                                                       ----------------------
                                                                   $     480,100    $397,400
                                                                       ----------------------
   The accompanying notes are an integral part of the financial statements.
   Certain items in 1994 have been reclassed to conform with current classifications.

                                                      13

     CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
     THE WEST COMPANY, INCORPORATED AND SUBSIDIARIES FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                       Capital in
                                               Common   excess of             Retained Treasury
     (in thousands, except per share)           Stock   par value   Other     earnings    Stock     Total
                                             ------------------------------------------------------------
     Balance, January 1, 1993                 $ 4,200     $19,300   $12,200  $153,100 $(20,200) $168,600
                                             ------------------------------------------------------------
     Net income                                                                23,500             23,500
     Shares issued under stock plans                          700                        3,200     3,900
     Cash dividends declared ($.42 per share)                                  (6,700)            (6,700)
     Foreign currency translation adjustments                        (1,200)                      (1,200)
                                             ------------------------------------------------------------
     Balance, December 31, 1993                 4,200      20,000    11,000   169,900  (17,000)  188,100
                                             ------------------------------------------------------------
     Net income                                                                27,300             27,300
     Shares issued under stock plans                          300                        3,400     3,700
     Shares issued for acquisition                          2,900                        6,600     9,500
     Cash dividends declared ($.46 per share)                                  (7,400)            (7,400)
     Foreign currency translation adjustments                         6,100                        6,100
                                             ------------------------------------------------------------
     Balance, December 31, 1994                 4,200     23,200     17,100   189,800   (7,000)  227,300
                                             ------------------------------------------------------------
     Net Income                                                                28,700             28,700
     Shares issued under stock plans                          300                        2,800     3,100
     Cash dividends declared ($.50 per share)                                  (8,300)            (8,300)
     Foreign currency translation adjustments                          3,000                       3,000
     Unrealized gains (losses) on securities, net                        300                         300
                                             ------------------------------------------------------------
     Balance, December 31, 1995                $4,200     $23,500    $20,400  $210,200 $(4,200)  $254,100
                                             ------------------------------------------------------------
     The accompanying notes are an integral part of the financial statements.

     CONSOLIDATED STATEMENTS OF CASH FLOWS
     THE WEST COMPANY, INCORPORATED AND SUBSIDIARIES FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

     (in thousands)                                                1995       1994        1993
                                                                  -------------------------------
     Cash flows from operating activities:
      Net income                                                  $ 28,700   $27,300     $23,500
      Adjustments to reconcile net income to net cash
       from operating activities:
       Depreciation and amortization                                29,600    23,100      22,000
       Loss (gain) on sales of real estate and investments             200       500      (1,400)
       Deferred income taxes                                         2,000    (2,700)      1,400
       Minority interests                                              800     1,900       1,800
       Equity in undistributed earnings of affiliated companies, net  (700)     (200)       (500)
       (Increase) decrease in accounts receivable                    1,400    (8,900)     (4,900)
       (Increase) decrease in inventories                           (4,500)     (700)      2,700
       Decrease in other current assets                                500     2,500       3,000
       Increase (decrease) in other current liabilities            (13,100)    3,000      (7,100)
       Other operating items                                         1,200     4,000      (2,000)
                                                                   -------------------------------
     Net cash provided by operating activities                      46,100    49,800      38,500
                                                                   -------------------------------
     Cash flows from investing activities:
      Property, plant and equipment acquired                       (31,300)  (27,100)    (33,500)
      Proceeds from sales of assets                                  4,500     3,700       8,000
      Payments for acquisitions, net of cash acquired              (72,200)  (13,900)        -
      Customer advances, net of repayments                          (1,600)       -          -
                                                                   -------------------------------
     Net cash used in investing activities                        (100,600)  (37,300)    (25,500)
                                                                   -------------------------------
     Cash flows from financing activities:
      New long-term debt                                            80,800    18,100       1,600
      Repayment of long-term debt                                  (37,100)   (3,000)     (6,500)
      Notes payable, net                                             5,500    (3,000)     (2,700)
      Issuance of Common Stock, net                                  2,800     3,400       3,900
      Capital contribution by minority owner                             -       400          -
      Dividend payments                                             (8,100)   (7,200)     (7,000)
                                                                    -------------------------------
     Net cash provided by (used in) financing activities            43,900     8,700     (10,700)
                                                                    -------------------------------

                                                      15
     <PAGE:

     Effect of exchange rates on cash                                  800       800        (100)
                                                                   -------------------------------
     Net (decrease) increase in cash and cash equivalents           (9,800)   22,000       2,200
     Cash and cash equivalents at beginning of year                 27,200     5,200       3,000
                                                                   -------------------------------
     Cash and cash equivalents at end of year                     $ 17,400 $  27,200   $   5,200
                                                                   -------------------------------
     Supplemental cash flow information:
      Interest paid (net of amounts capitalized)                   $ 6,300  $  3,000   $   3,000
      Income taxes paid                                            $12,800  $ 13,700   $  11,900
                                                                   -------------------------------

     The accompanying notes are an integral part of the financial statements.

                                                      16

          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in thousands, except share and per share data)

          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
          BASIS OF PRESENTATION: The financial statements are prepared in conformity with generally accepted accounting principles in the United States. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses and the disclosure of contingencies in the financial statements. Actual amounts realized may differ from these estimates.

          PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company and all significant majority-owned subsidiaries. For years ending prior to 1993, international subsidiaries are included in consolidated financial statements based on fiscal years ending November 30. In 1993, international subsidiaries are included in consolidated financial statements based on the 13 months ended December 31. The inclusion of the additional month in 1993 added $8,100 to revenues, $2,100 to gross profit and net income per share of approximately $.01. Material intercompany transactions and accounts are eliminated in consolidation. An affiliated company reports on the basis of a fiscal year ending October 31. Investments in affiliated companies in which ownership exceeds 20% are accounted for on the equity method.

          STATEMENT OF CASH FLOWS: Cash flows from operating activities are reported under the indirect method; cash equivalents include time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

          INVENTORIES: Inventories are valued at the lower of cost or market. The cost of inventories located in the United States is determined on the last-in, first-out (LIFO) method, except for the cost of inventories of Paco Pharmaceutical Services, Inc.
          (Paco), a wholly-owned subsidiary, which is determined on the first-in, first-out (FIFO) method. The cost of inventories located outside the United States is determined principally on the average cost method.

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

          FINANCIAL INSTRUMENTS: The Company uses interest rate swaps and forward exchange contracts to minimize the economic exposure related to fluctuating interest and foreign exchange rates. Amounts to be paid or received under interest rate swaps are accrued as interest expense. Gains and losses on hedges of existing assets and liabilities are recognized monthly and offset gains and losses on the underlying transaction. Gains and losses related to firm commitments, primarily raw material purchases including local needs in foreign subsidiaries, are deferred and recognized as part of the underlying transaction.

          MARKETABLE SECURITIES: The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities, on January 1, 1995. Under SFAS No. 115, existing debt securities are classified as held-to-maturity. These debt securities have an aggregate value, measured at amortized cost at December 31, 1995, of $900 and mature within one year of purchase.

          PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are carried at cost. Maintenance and minor repairs and renewals are charged to expense as incurred. Upon sale or retirement of depreciable assets, costs and related depreciation are eliminated, and gains or losses are recognized in the determination of net income.

          DEPRECIATION AND AMORTIZATION: For financial reporting purposes, depreciation is computed principally on the straight-line method over the estimated useful lives of the assets, or the remaining term of the lease if shorter. For income tax purposes, depreciation is computed using accelerated methods. Goodwill is being amortized on the straight-line method over periods ranging from 15 to 40 years. The Company continually evaluates the appropriateness of the remaining estimated useful life and the carrying value of goodwill and other intangible assets. Carrying values in excess of undiscounted estimates of related cash flows are expensed when such determination is made.

          RESEARCH AND DEVELOPMENT: Research, development and engineering expenditures for the creation and application of new or improved products and processes, which amounted to $12,000, $12,000 and $11,400 in 1995, 1994 and 1993, respectively, are expensed as incurred.

          ENVIRONMENTAL REMEDIATION AND COMPLIANCE COSTS: Environmental remediation costs are accrued when such costs are probable and reasonable estimates are determinable. Cost estimates are not discounted and include investigation, cleanup and monitoring activities; such estimates are adjusted, if necessary, based on additional findings. In general, environmental compliance costs are expensed. Environmental compliance costs at current operating sites are capitalized, if they increase the value of the property and/or prevent environmental hazards from occurring.


          INCOME TAXES: Beginning in 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes, which provides that income taxes be accounted for under the liability method. Under the liability method, deferred income taxes are recognized by applying enacted statutory tax rates, applicable to future years, to temporary differences between the tax bases and financial statement carrying values of the Company's assets and liabilities. Financial statements prior to 1993 were not restated, and the cumulative effect of adopting SFAS No. 109 is reported in the 1993 Consolidated Statement of Income net of applicable minority interests.

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

          OTHER INCOME (EXPENSE)
          Other income (expense) includes the following:



                                                 1995       1994     1993
                                              -----------------------------
          Interest income                     $ 2,000   $  1,200   $2,300
          Foreign exchange losses              (1,400)    (2,800)  (5,600)
          (Loss) gain on sales of real estate
            and investments                      (200)      (500)   1,400
          Other                                 1,100        400    1,400
                                               -----------------------------
                                              $ 1,500   $ (1,700)  $ (500)
                                               -----------------------------

          ACQUISITIONS AND INVESTMENTS
           On April  27,  1995, the  Company completed  its acquisition  of
          Paco,  a  company  providing  contract  packaging   and  contract
          manufacturing services  to   pharmaceutical  and consumer products
          companies in the United States and Puerto Rico. Paco was a public company traded over-the-counter, and the merger followed the completion of a cash tender offer for Paco common stock at $12.25 per share, for a total consideration of $52,400. The purchase was financed using available cash of $22,400 and a long-term credit facility of $30,000. The excess of the purchase price over the net assets acquired of $22,900 is being amortized over 30 years. Paco has been consolidated since May 1, 1995.

          On December 18, 1995, the Company acquired the remaining minority ownership interest in Schubert Seals A/S (Schubert), a Danish manufacturer of metal seals and related products mainly for the pharmaceutical industry. The initial 51% ownership interest in Schubert was acquired on May 20, 1994. The purchase price for these acquisitions was DK40,000 ($7,200), and DK31,000 ($4,800 at May 20, 1994), respectively, and were financed through new debt facilities. Schubert has been consolidated since June 1, 1994. The excess of the purchase price over the net assets acquired for this subsidiary approximates $8,400 and is being amortized over 40 years.

           On November 30, 1994, the Company acquired the remaining minority ownership interests in five European subsidiary companies. The total purchase price for the minority interests in these subsidiaries was DM45,000 ($28,800 at November 30, 1994). The cash portion of the purchase price totalled DM30,000

          ($19,300) of which DM4,500 ($2,900) was paid at closing and DM25,500 ($16,400) on January 2, 1995; the balance of the consideration, DM15,000 ($9,500), was paid through delivery of 363,214 shares of the Company's Common Stock at closing. The excess of the purchase price over minority interests acquired approximates $16,800 and is being amortized over 40 years.
           All of these acquisitions are being accounted for as purchases. The following table presents selected financial information for the years ended December 31, 1995 and 1994 on a pro forma (unaudited) basis assuming the acquisitions noted above had occurred on January 1, 1995 and 1994:

                                                           1995     1994
                                                         ------------------
          Net sales                                      $433,000 $434,100
          Income before taxes                              40,000   40,500
          Income from consolidated
           operations                                      26,600   28,000
          Net income                                       27,500   28,500
          Net income per share                            $  1.66 $   1.78
                                                          ------------------

               In 1994, the Company acquired Senetics, Inc. (Senetics), a company specializing in the development of innovative delivery technologies for oral and inhalation drug delivery markets, and acquired in each of the years 1995 and 1994 a 10%-ownership interest in DanBioSyst UK Ltd., a company specializing in noninvasive drug delivery methods. The total consideration for these acquisitions was $2,500 in 1995 and $5,600 in 1994, all of which was paid in cash. The acquisition of Senetics is accounted for as a purchase, and the company has been consolidated since January 1, 1994. Additional consideration may be due depending on sales of Senetics' products through January 5, 1999. Such additional consideration will be accounted for as goodwill.

          INCOME TAXES
          Income before income taxes and minority interests was derived as follows:

                                               1995       1994     1993
                                              ---------------------------
          Domestic operations                 $ 26,700   $ 26,500 $ 24,100
          International operations              15,800     15,600   13,400
                                               ---------------------------
                                              $ 42,500   $ 42,100 $ 37,500
                                               ---------------------------

          The related provision for income taxes consists of:

                                                  1995      1994      1993
                                                 ---------------------------
          Currently payable:
           Federal                             $ 5,600   $ 9,500   $ 7,100
           State                                   600       600     2,000
           International                         5,700     6,000     2,700
                                                 ---------------------------
                                                11,900    16,100    11,800
                                                 ---------------------------
          Deferred:

                                          21

           Federal                                1,200     (300)      300
           State                                    100      -         100
           International                            700   (2,400)    2,100
                                                 ---------------------------
                                                  2,000   (2,700)    2,500
                                                 ---------------------------
                                                $13,900  $13,400   $14,300
                                                 ---------------------------

          A reconciliation of the United States statutory corporate tax rate to the Company's effective consolidated tax rate on income before income taxes and minority interests is as follows:

                                                   1995    1994       1993
                                                  --------------------------
          Statutory corporate tax rate            35.0%     35.0%     35.0%
          Tax on international operations
           in excess of (less than)
            United States tax rate                 1.7     (3.4)      (.3)
          Prior year international
           tax adjustment                          -          -      (1.1)
          Puerto Rico tax accounting change       (1.9)       -        -
          State income taxes, net of Federal
           tax benefit                             1.0        .9      3.7
          Other                                   (3.0)      (.7)      .9
                                                  --------------------------
          Effective tax rate                      32.8%     31.8%     38.2%
                                                  --------------------------

          The net current and noncurrent components of deferred income taxes recognized in the balance sheet at December 31 are as follows:

                                                 1995      1994     1993
                                               ------------------------------
          Net current assets                   $ 5,600    $ 3,100  $ 3,000
          Net noncurrent liabilities            29,700     24,400   18,400
                                               ------------------------------

          The following is a summary of the significant components of the Company's deferred tax assets and liabilities as of December 31:

                                                   1995      1994     1993
                                               -------------------------------

                                          22

          Deferred tax assets:
           Loss on asset dispositions
            and plant closings                 $ 2,900   $   700  $ 1,800
           Severance and deferred
            compensation                         7,800     7,900    7,200
           Net operating loss carryovers         3,900     2,600    3,900
           Foreign tax credit carryovers           600     1,900    2,300
           Other                                 4,000     1,900      500
           Valuation allowance                  (2,500)   (4,100)  (5,700)
                                               -------------------------------
              Total                            $16,700   $10,900  $10,000
                                               -------------------------------

          Deferred tax liabilities:
           Accelerated depreciation            $36,000   $29,600  $25,200
           Severance and deferred compensation   1,300       600       -
           Other                                 3,500     2,000      200
                                               -------------------------------
               Total                           $40,800   $32,200  $25,400
                                               -------------------------------

               At December 31, 1995, subsidiaries had operating tax loss carryovers of $13,800, which will be available to apply against the future taxable income of such subsidiaries. The carryover periods expire beginning with $200 in 1996 and continue through 2009. A valuation allowance has been recognized to offset the related deferred tax asset to the extent realization is uncertain.

               At   December    31,   1995,   undistributed   earnings   of
          international subsidiaries, on which deferred income taxes have not been provided, amounted to $64,500. It is the Company's intention to reinvest undistributed earnings of foreign subsidiaries, and it is not practicable to determine the amount of income or withholding tax that would be payable upon the remittance of those earnings. Such earnings would become taxable upon the sale or liquidation of foreign subsidiaries or upon the remittance of dividends. Tax credits that would become available upon distribution of such earnings could reduce income taxes then payable at the United States statutory rate. As of December 31, 1995, the Company had available foreign tax credit carryovers of approximately $600 expiring in 1996 through 1999. A valuation allowance has been recognized to offset the related deferred tax asset to the extent realization is uncertain.

          INVENTORIES
          Inventories at December 31 include the following:

                                                 1995               1994
                                                ---------------------------
          Finished goods                        $17,600            $17,200
          Work in process                        10,300              4,700
          Raw materials                          20,400             16,200
                                                ---------------------------
                                                $48,300            $38,100
                                                ---------------------------
                                          23

          Included above are inventories located in the United States that are valued on the LIFO basis, amounting to $14,900 and $16,200 at December 31, 1995 and 1994, respectively, which are approximately $9,400 and $8,000, respectively, lower than replacement value.

          The Company uses three basic raw materials in the manufacture of its products: rubber, aluminum and plastic. Approximately 25% of the total rubber used is natural rubber, substantially all of which is imported from Sri Lanka and Malaysia. The political stability and seasonal weather conditions of these countries are significant factors in the continuing supply of this commodity. Synthetic elastomers and plastics are made from petroleum derivatives, the cost and availability of which are dependent on the supply of petroleum feedstocks to the Company's suppliers.

          PROPERTY, PLANT AND EQUIPMENT
          A summary of property, plant and equipment at December 31 is presented in the following table:

                                        Years of
                                        Expected
                                         Useful
                                          Life             1995        1994
                                     -----------------------------------------
     Land                                               $  4,200    $  4,000
     Buildings and improvements           7-50           108,800      97,000
     Machinery and equipment              3-20           247,300     196,400
     Molds and dies                       4-6             57,000      53,600
     Construction in progress                             22,800      15,800
                                                         ----------------------
                                                        $440,100    $366,800
                                                         ----------------------

     The Company intends to adopt Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, in 1996, as required. As of December 31, 1995, no material impact would result from the adoption of this accounting standard.


     AFFILIATED COMPANIES
     At December 31, 1995, the following affiliated companies were accounted for under the equity method:

                                          Location          Ownership
                                                             Interest
                                          ----------------------------
     The West Company de Mexico S.A.        Mexico                49%
     Aluplast S.A. de C.V.                  Mexico                49%
     Pharma-Tap S.A. de C.V.                Mexico                49%

                                          24

     Daikyo Seiko, Ltd.                      Japan                25%
                                           ----------------------------
     The  Company's partnership  interest  in Schott  West Pharmaceutical  Glass
     Company was sold in 1995.

     A summary of the financial information for these companies is presented below:

                                                  1995          1994
                                              ------------------------
     Balance Sheet:
     Current assets                           $ 85,700       $ 91,800
     Noncurrent assets                          70,600         84,800
                                              ------------------------
     Total assets                             $156,300       $176,600
                                              ------------------------
     Current liabilities                      $ 43,300       $ 46,400
     Noncurrent liabilities                     55,400         64,400
     Owners' equity                             57,600         65,800
                                               ------------------------
     Total liabilities and owners' equity     $156,300       $176,600
                                               ------------------------



                                                1995     1994     1993
                                                ---------------------------
     Income Statement:
     Net sales                                 $80,400  $89,600    $83,500
     Gross profit                               23,600   23,700     21,100
     Net income                                  3,400    1,800      2,700
                                                ----------------------------

          Unremitted income of affiliated companies included in consolidated retained earnings amounted to $9,800, $9,100 and $8,900 at December 31, 1995, 1994 and 1993, respectively. Dividends received from affiliated companies were $200 in 1995, and $600 in 1994 and in 1993.

          Daikyo Seiko, Ltd. classifies its debt and equity securities in one of two categories, trading or available-for-sale, and carries them at fair value. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as part of shareholders' equity until realized. The Company's equity in these unrealized gains and losses increased the Company's shareholders' equity by $300 at December 31, 1995.

          DEBT
          Short-Term: At December 31, 1995, the Company had available unused short-term lines of credit amounting to $17,500; fees ranging up to 1/8% per annum are payable on these available credit lines. Short-term debt of $20,200 under a credit line has been classified as long-term because of the Company's intent to renew the borrowing using an available long-term revolving credit facility. Notes payable in the amounts of $8,300 and $2,700 at December 31, 1995 and 1994, respectively, are payable within one year and bear interest at a weighted-average interest rate of 7.4%.


     Long Term:
     At December 31                                  1995        1994
                                                     -------------------


     Unsecured:
     Revolving credit facility,
      due 2000 (6.07%)                              $ 20,200    $    -
     Tax-exempt industrial revenue bonds, due 1996
      to 2005  (4% to 5.95%) (a)                      11,100      11,200
     Subordinated debentures, due 2007 (6.5%)          3,000         -
     Other notes, due 1996 to 2007
      (4.18% to 9.5%)                                55,000      27,500
     Collateralized:
     Mortgage notes, due 1996 to 2006 (3.5% to
      13.6%) (b)                                      16,700      16,400
                                                      -------------------
     Total long-term debt                            106,000      55,100
     Less current portion                              1,500      19,200
                                                      -------------------
                                                    $104,500     $35,900
                                                      -------------------

          (a) The proceeds of industrial revenue bonds that were not required for the respective construction projects have been invested by the Company. Use of these excess funds and earnings thereon is restricted to servicing the debt. The aggregate of unexpended proceeds and earnings thereon of $1,400 is reflected as a reduction of the principal outstanding on the bonds.

          (b) Real estate, machinery and equipment with a carrying value of $17,000 at December 31, 1995 are pledged as collateral.

            A revolving credit facility provides for borrowings up to $55,000 through August 2000 at a floating rate based on LIBOR. A commitment fee ranging up to 3/20 % per annum is payable on the
          unused  amount.   A  subsidiary  has  long-term  line  of  credit
          providing up to FF 30,000 ($6,100) at a floating rate based on PIBOR plus 2/5 % and a commitment fee of 3/10 % is payable per
          annum.    No  amounts  are  outstanding  under  this facility  at
          December 31, 1995.

           At December 31 1995, $4,300 of Paco's subordinated debentures, at par value, were outstanding. The subordinated debentures are reflected in the balance sheet net of a $1,300 discount, which is being amortized through the maturity date of the subordinated debentures, March 1, 2007. The holders have the right to convert such subordinated debentures into cash for an amount approximating 50% of the par value of the subordinated debentures converted. Interest is payable semiannually.

               Long-term  debt maturing  in the  years  following 1996  is:
          $11,700  in 1997, $700  in 1998, $25,100  in 1999  and $36,800 in
          2000.

               Certain of the financing agreements, among other things, require the maintenance of certain working capital, interest coverage and debt-to- capitalization ratios and tangible net worth; restrict the sale of assets; and limit the payment of dividends. At December 31, 1995, under the most restrictive debt agreement, retained earnings free of restriction were $19,300.

               Interest costs incurred during 1995, 1994 and 1993 were $7,800, $3,500 and $3,400, respectively, of which $500, $200 and
          $300, respectively, were capitalized as part of the cost of acquiring certain assets.

               To finance and hedge a portion of the 1986 purchase of ownership interests in certain European subsidiaries, the Company entered into a currency and interest rate swap agreement which matured early in 1995. Under the agreement, the Company exchanged $7,200 bearing interest at LIBOR plus 1/8% for DM20,000 ($12,900 at maturity) bearing interest at 7.5%. A swap agreement expired in 1994 under which the Company agreed to swap $2,700 bearing interest at LIBOR for DM5,000 ($2,800 at maturity) bearing interest at 6.33%. The net interest expense recognized in connection with these agreements was $100 in 1995, $600 in 1994 and $800 in 1993.

               Principal and/or interest amounts due under swap agreements are presented in the financial statements on a net basis.


          FAIR VALUE OF FINANCIAL INSTRUMENTS
               The following disclosure of estimated fair value of financial instruments as of December 31 is provided in accordance with the requirements of Statement of Financial Accounting Standards No. 119.

                                     Carrying Value      Estimated Fair Value
                                    -----------------------------------------
                                          1995     1994      1995      1994
                                     ---------------------------------------
     Cash and cash equivalents         $ 17,400   $27,200 $ 17,400   $27,200
     Short- and long-term debt           114,300   57,800   115,100   56,200
     Forward exchange contracts                                 100     (400)
                                      ---------------------------------------

          Methods  used to  estimate the  fair market  values of  the above
          listed  financial instruments  are  as follows:    cash and  cash
          equivalents are estimated at carrying values that approximate market, due to the short maturity of cash equivalents. Debt is estimated based on current market quotes for instruments of similar maturity. Interest rate swaps (see preceding Debt Note) and forward exchange rate contracts are valued at published market prices, market prices of comparable instruments or quotes.
               Forward exchange contracts are used only to hedge raw material purchase commitments and foreign-currency-denominated
          receivables and payables.   At  December 31, 1995  and 1994,  the
          Company had forward exchange  rate contracts that totalled $4,100
          and $14,200, respectively.   Forward exchange contracts  totalling
          $4,100 relate to raw material purchases denominated in German marks, French francs and British pounds sterling; these contracts
          expire  monthly  through September  30,  1996.   Gains/losses  on
          contracts used to hedge raw material purchases are deferred and will adjust the cost of such inventory.

          BENEFIT PLANS
          Pension Plans: The Company and certain domestic and international subsidiaries sponsor defined benefit pension plans. The United States plans cover substantially all domestic employees and members of the Company's Board of Directors. The plans call for benefits to be paid to eligible participants at retirement based on compensation rates near retirement and/or on length of service. Contributions to the United States employee plans reflect investment performance of plan assets, benefits attributed to employees' service to date and service expected in the future. Assets of the United States employee plans and one international subsidiary plan consist primarily of common and preferred stocks, investment-grade corporate bonds, and United States government obligations; other international subsidiary plans and the plan for directors are not funded.
               Total pension expense for 1995, 1994 and 1993 includes the following:

                                              1995       1994        1993
                                           --------------------------------
     Service cost                          $ 2,800   $  2,900      $ 2,600
     Interest cost                           6,800      6,200        5,900
     Actual return on assets               (30,000)      (500)     (12,600)
     Net amortization and deferral          20,600     (8,500)       4,500
                                           --------------------------------
     Pension expense                       $   200   $    100      $   400
                                           --------------------------------

     The following sets forth the funded status of the employee pension plans and the amounts included in the accompanying balance sheets at December 31:

                                   United States Plans  International Plans
                                  -------------------- --------------------
                                       1995      1994        1995      1994
                                  ------------------------------------------
     Vested benefit obligations
      (VBO)                      $ (80,300)  $(58,700)  $ (5,500)   $(2,900)
                                  -------------------------------------------
     Accumulated benefit

                                          28

      obligations (ABO)          $ (82,300)  $(60,400)  $ (6,000)   $(3,200)
                                  -------------------------------------------
     Projected benefit
      obligations (PBO)          $(102,300)  $(72,200)  $ (6,200)   $(3,300)
     Plan assets at fair value     125,000     92,900      2,800         -
                                  -------------------------------------------
     Assets in excess of (less
     than) PBO                      22,700     20,700     (3,400)    (3,300)
     Unrecognized net gain         (15,200)   (11,300)      (100)        -
     Unrecognized prior
      service cost                    (400)      (300)         -         -
     Unamortized transition asset   (5,600)    (6,400)         -         -
                                    -------------------------------------------
     Prepaid pension cost
      (accrued liability)
      included in the balance sheet$ 1,500  $   2,700   $ (3,500)   $(3,300)
                                     ------------------------------------------

     Information with respect to the unfunded pension plan for the Company's non-employee directors is as follows:

                                                  1995                  1994
                                               ----------            ----------
     VBO                                      $  (900)                $(700)
                                               ----------            ----------
     ABO                                      $(1,000)                $(800)
                                               ----------            ----------
     PBO                                      $(1,200)                $(900)
     Unrecognized net gain                       (100)                 (200)
     Unrecognized prior service                   300                   200
       cost
                                               -----------           ----------
     Balance sheet liability                 $ (1,000)                $(900)
                                               -----------           ----------

                                       United States Plans International Plans
                                        ------------------  ------------------
                                          1995     1994        1995    1994
                                         -------------------------------------
     Assumptions:
       Discount rate                      7.0%    8.25%        7.5%    7.5%
       Rate of increase in
         compensation                     6.0%     6.0%        3.0%    3.0%
       Directors' retainer
         increase                         5.5%     5.5%          -      -
       Long-term rate of
         return on assets                 9.0%     9.0%        9.5%     -
                                         -------------------------------------

          Other Retirement Benefits: The Company provides minimal life insurance benefits for certain United States retirees and pays a portion of healthcare (medical and dental) costs for retired United States salaried employees and their dependents. Benefits for plan participants age 65 and older are coordinated with Medicare. Retirees' contributions to the cost of such benefits may be adjusted from time to time. The Company's obligation is unfunded.
               Total expense recognized for 1995, 1994 and 1993 with respect to these nonpension retirement benefits includes the following:

                                                  1995      1994       1993
                                              ----------------------------------
          Service cost                        $   400   $    500   $    500
          Interest cost                           900      1,000      1,000
          Net amortization and deferral          (100)         -          -
                                              ----------------------------------
                                              $  1,200  $  1,500   $  1,500
                                              ----------------------------------

          The following sets forth the accrued obligation included in the accompanying balance sheets at December 31, 1995 and 1994 applicable to each employee group for nonpension retirement benefits:

                                                            1995      1994
                                                       ---------------------
          Retired employees                            $ (6,200)  $ (4,600)
          Active employees--fully eligible               (2,000)    (1,700)
          Active employees--
           not fully eligible                            (5,800)    (5,400)
                                                       ---------------------
          Total                                         (14,000)   (11,700)
          Unrecognized gain from
           assumption changes                              (700)    (2,300)
          Unrecognized prior service costs                 (500)      (600)
                                                        ---------------------
          Balance sheet liability                      $(15,200)  $(14,600)
                                                        ---------------------

          The discount rates used were 7% for 1995 and 8.25% for 1994; the healthcare cost trend was 13% for 1995 and 14% for 1994, decreasing to 5.5% by 2007. Increasing the assumed trend rate for healthcare costs by one percentage point would result in an accrued obligation of $14,500 at December 31, 1995 for these retirement benefits and an increase of $100 in the related 1995 expense.

          Other: The Company provides certain postemployment benefits for terminated and disabled employees, including severance pay, disability-related benefits and healthcare benefits. Statement of Financial Accounting Standards No. 112, Employer's Accounting for Postemployment Benefits, requires these costs to be accrued over the employee's active service period under certain circumstances or at the date of the event triggering the benefit.

          The Company adopted this accounting practice in 1993, and the impact was insignificant.
               The Company also sponsors a defined contribution savings plan for salaried and certain hourly United States employees. Company contributions are equal to 50% of each participant's contribution up to 6% of their base compensation. Total expense under the plan in 1995, 1994 and 1993 was $900, $800 and $800, respectively.

          CAPITAL STOCK
          Through  December   31,  1995,  the  Company   has  acquired
          1,113,900 shares of its Common Stock under a repurchase program covering up to 1,600,000 shares announced in 1989. Purchases (sales) of Common Stock held in treasury during the three years ended December 31, 1995 are as follows:


                                             1995       1994        1993
                                           --------------------------------
     Shares held at
      beginning of year                      381,100    929,700  1,103,900
     Purchases, net,
       at fair market value                   38,600     11,200      9,400
     Shares issued for acquisition                -    (363,200)        -
     Stock option exercises                 (195,700)  (196,600)  (183,600)
                                            --------------------------------
     Shares held at end of year              224,000    381,100    929,700
                                            --------------------------------

          The Company's Shareholders Rights Plan entitles a shareholder to purchase 1/1000 of a share of a newly designated series of the Company's Preferred Stock at a price of $75.00 with each Right. A Right becomes exercisable if a person or group (acquiror) acquires 15% or more of the Common Stock or commences a tender offer that would result in the acquiror owning 18% or more of the Common Stock. After the Rights become exercisable and in the event the Company is involved in a merger or other business combination, sale of 50% or more of its assets or earning power, or if an acquiror purchases 18% or more of the Common Stock or engages in self-dealing transactions, a Right will entitle its holder to purchase common stock of the surviving company having a market value twice the exercise price of the Right. The Rights may be redeemed by the Company at $.001 per Right at any time before certain events occur. Two Rights are attached to each share of Common Stock, and such rights will not trade separately unless they become exercisable. All Rights expire on January 15, 2000.
               In 1992, the Company made an offering under an employee stock purchase plan, which provides for the sale of the Company's Common Stock to substantially all employees at 85% of fair market value. An employee's purchases were limited annually to 10% of base compensation. The offer, which expired on December 31, 1995, has been extended to December 31, 1997. Shares are purchased in the open market, or Treasury shares are used.

          STOCK OPTION AND AWARD PLANS
          The Company has a long-term incentive plan for officers and key management employees of the Company and its subsidiaries that provides for the grant through March 8, 1998 of stock options,
          stock   appreciation   rights,   restricted   stock   awards  and
          performance awards. A maximum of 2,125,000 shares of Common Stock or stock equivalents are available for issue under this plan of which 213,800 shares are available as of December 31, 1995 for future grant. A committee of the Board of Directors determines the terms and conditions of grants, except that the exercise price of certain options cannot be less than 100% of the fair market value of the stock on the date of grant, no stock options or stock appreciation rights can be exercised during the six months immediately following the date of grant, and all stock options and stock appreciation rights must expire no later than 10 years after the date of grant.
               Option activity under this plan during the three years ended December 31, 1995 is summarized below:

     <OPTION>
                                               1995       1994       1993
                                          -----------------------------------
     Options outstanding, January 1          726,400    737,600    735,900
     Granted                                 332,400    197,400    187,900
     Exercised ($13.25 to $25.31
      per share)                            (191,200)  (193,600)  (181,700)
     Forfeited                               (13,000)   (15,000)    (4,500)
                                          -----------------------------------
     Options outstanding, December 31        854,600    726,400    737,600
                                          -----------------------------------
     Average option price                    $ 22.06     $19.62     $17.95
                                          -----------------------------------

          Under the Company's management incentive plan, participants are paid cash bonuses on the attainment of certain financial goals. The bonuses awarded totalled $2,100 for 1994 and $2,000 for 1993. In 1993, bonus participants were offered the opportunity to purchase Common Stock with up to 25% of their cash bonus award. Beginning in 1994, bonus participants are required to use 25% of their cash bonus, after certain adjustments for taxes payable, to purchase Common Stock of the Company at current fair market value. Bonus participants are given a restricted stock award equal to one share for each four shares of Common Stock purchased with bonus awards. These stock awards vest at the end of four years provided that the participant has not made a disqualifying disposition of the stock purchased. In 1995, 1994 and 1993 restricted stock awards for 3,300 shares, 3,000 shares and 1,900 shares, respectively, were granted, and in 1995 and 1994, 200 shares and 500 shares, respectively, were forfeited. Compensation expense is being recognized over the vesting period based on the fair market value of Common Stock on the award date:
          $25.31 per share in 1995, $24.94 per share in 1994 and $20.81 per share in 1993.

          A nonqualified stock option plan for nonemployee directors provides for an annual grant to each eligible director of options covering 1,500 shares at an option price equal to 100% of the fair market value of the Company's Common Stock on the date of grant. Common Stock issued pursuant to the plan may not exceed 100,000 shares. Option activity under this plan during the three years ended December 31, 1995 is summarized below:

                                                1995       1994        1993
                                             -------------------------------
     Options outstanding, January 1           36,000     27,000      15,000
     Granted                                  16,500     16,500      15,000
     Exercised                                (4,500)    (3,000)         --
     Forfeited                                     -     (4,500)    (3,000)
                                             -------------------------------
     Options outstanding, December 31         48,000     36,000      27,000
                                             -------------------------------
     Average option price                     $24.06     $22.72      $21.88
                                             -------------------------------

          The   Company  will  adopt   Statement  of  Financial  Accounting
          Standards    (SFAS)   No.   123,   Accounting   for   Stock-Based
          Compensation, in 1996.  The Company has chosen not to report  the impact of  SFAS No. 123 in reported net income, but will disclose such impact in a footnote.

          COMMITMENTS AND CONTINGENCIES
          At December 31, 1995, the Company was obligated under various operating lease agreements with terms ranging from one month to 20 years. Rental expense in 1995, 1994 and 1993 was $6,600, $5,000 and $4,000, respectively. Minimum rentals for noncancelable operating leases with initial or remaining terms in excess of one year are: 1996--$7,300; 1997--$6,800; 1998--$6,700;
          1999--$6,500; 2000--$5,800 and thereafter $68,300.
               At December 31, 1995, outstanding contractual commitments for the purchase of equipment and raw materials amounted to $9,800, all of which is due to be paid in 1996.
               The Company has accrued the estimated cost of environmental compliance expenses related to soil or groundwater contamination at current and former manufacturing facilities. The ultimate cost to be incurred by the Company and the timing of such payments cannot be fully determined. However, based on consultants' estimates of the costs of remediation in accordance with applicable regulatory requirements, the Company believes the accrued liability of $1,500 at December 31, 1995 is sufficient to cover the future costs of these remedial actions, which will be carried out over the next two to three years. The Company has not anticipated any possible recovery from insurance or other sources.

               On March 30, 1992, OCAP Acquisition Corp. (OCAP) commenced an action in the Supreme Court of the State of New York, County of New York, against Paco, certain of its subsidiaries and R.P. Scherer Corporation (Scherer) Paco's former parent company,(collectively, the defendants), arising out of the termination of an Asset Purchase Agreement dated February 21, 1992 (the Purchase Agreement) between OCAP and the defendants providing for the purchase of substantially all the assets of Paco. On May 15, 1992, OCAP served an amended verified complaint (the Amended Complaint), asserting causes of action for breach of contract and breach of the implied covenant of good faith and fair dealing, arising out of defendants' March 25, 1992 termination of the Purchase Agreement, as well as two additional causes of action that were subsequently dismissed by order of the court. The Amended Complaint seeks $75,000 in actual damages, $100,000 in punitive damages, as well as OCAP's attorney fees and other litigation expenses, costs and disbursements incurred in bringing this action. Scherer has asserted a counterclaim against OCAP for breach of contract and breach of the covenant of good faith and fair dealing arising out of the termination of the Purchase Agreement. Discovery with respect to the action has been completed and a trial date of March 21, 1996 has been set. Based upon the investigation conducted by the Company to date, the Company believes that this action lacks merit and intends to defend against it vigorously. In the opinion of management, the ultimate outcome of this litigation will not have a material adverse effect on the Company's business or financial condition.

               Scherer   has  agreed   to   indemnify   Paco  against   any
          liabilities (including fees and expenses incurred after March 31, 1992) it may have as a result of this litigation matter.

          INDUSTRY SEGMENT AND OPERATIONS BY GEOGRAPHIC AREA
          The West Company and its affiliated companies operate in one industry segment. The Company develops, manufactures and markets stoppers, closures, containers, medical device components and assemblies made from elastomers, metal and plastic and provides contract packaging and contract manufacturing services for the healthcare and consumer products markets. In addition, the Company also manufactures related packaging machinery. Total sales include sales to one customer of approximately $43,700, $40,200 and $41,900 in 1995, 1994 and 1993, respectively.
          Operating information and identifiable assets by geographic area of manufacture are shown below:

                                                 1995      1994       1993
                                            ---------------------------------
     Net sales:
      United States                          $247,400  $216,600   $207,500
      Europe                                  128,000   114,200    107,000
      Other                                    37,500    34,300     34,200
                                            ---------------------------------
     Total                                   $412,900  $365,100   $348,700
                                            ---------------------------------
     Net income from consolidated operations:
      United States                         $ 19,000   $ 16,400   $ 14,400
      Europe                                   5,000      5,500      3,700
      Other                                    3,800      4,900      3,400
                                            ---------------------------------

                                          34

     Total                                  $ 27,800   $ 26,800   $ 21,500
                                            ---------------------------------

     Identifiable assets:
      United States                        $ 251,900   $179,000   $156,900
      Europe                                 158,500    151,000     97,600
      Other                                   48,100     45,500     36,900
                                            ---------------------------------
                                            $458,500   $375,500   $291,400
                                            ---------------------------------
     Investments in affiliated companies:
      United States                          $   700   $  3,300   $  2,800
      Europe                                   4,600      2,700         -
      Other                                   16,300     15,900     15,000
                                            ---------------------------------
                                            $ 21,600   $ 21,900   $ 17,800
                                            ---------------------------------
     Total assets                           $480,100   $397,400   $309,200
                                            ---------------------------------

     QUARTERLY OPERATING AND PER SHARE DATA (UNAUDITED)
     THE WEST COMPANY, INCORPORATED AND SUBSIDIARIES
     (in thousands of dollars, except per share data)

                              1995 Three Months Ended               1994 Three Months Ended

                        -------------------------------------------------------------------------
                        Dec. 31 Sept. 30 June 30  March 31   Dec. 31 Sept. 30  June 30   March 31
                        -------------------------------------------------------------------------
     Net sales          107,600  101,100 109,000    95,200    99,100   87,400   91,500   87,100
     Gross profit        29,100   24,700  31,900    32,500    32,300   25,700   30,000   29,200
     Net income           7,900    3,900   8,700     8,200     7,200    5,600    7,500    7,000
     Net income per share   .47      .24     .52       .50       .44      .35      .47      .44


          REPORT OF INDEPENDENT ACCOUNTANTS

          TO THE SHAREHOLDERS AND THE BOARD OF DIRECTORS OF THE WEST COMPANY, INCORPORATED:

               We have audited the accompanying consolidated balance sheets of The West Company, Incorporated and Subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
               We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
               In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The West Company, Incorporated and Subsidiaries as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.
               As  discussed  in  the  Summary  of  Significant  Accounting
          Policies Note to the Consolidated Financial Statements, the Company changed its method of accounting for income taxes in 1993.

          Coopers and Lybrand L.L.P.

          600 Lee Road
          Wayne, Pennsylvania
          February 23, 1996

          REPORT OF MANAGEMENT

               The Company's management is responsible for the integrity, reliability and objectivity of publicly reported financial information. Management believes that the financial statements as of the year ended December 31, 1995 have been prepared in conformity with generally accepted accounting principles and that information presented in this Annual Report is consistent with those statements. In preparing the financial statements, management makes informed judgements and estimates where necessary, with appropriate consideration given to materiality.

               In meeting its responsibility for preparing financial statements, management maintains a system of internal accounting controls over financial reporting including the safeguard of its assets against unauthorized acquisition, use or disposition. This system is designed to provide reasonable assurance that assets are safeguarded and transactions are executed in accordance with management's authorization and recorded properly, allowing for preparation of reliable financial statements. There are inherent limitations in the effectiveness of all internal control systems. The design of the Company's system recognizes that errors or irregularities may occur and that estimates and judgements are required to assess the relative cost and expected benefits of the controls. Management believes that the Company's accounting controls provide reasonable assurance that errors or irregularities that could be material to the financial statements are prevented or would be detected within a timely period.

               The independent accountants are appointed by the Board of Directors, with the approval of the shareholders. As part of their engagement, the independent accountants audit the Company's financial statements, express their opinion thereon, and review and evaluate selected systems, accounting procedures and internal controls to the extent they consider necessary to support their report.


          Raymond J. Land
          Senior Vice President
          Finance and Administration



          William G. Little
          Chairman, President and Chief Executive Officer

     TEN YEAR SUMMARY
     THE WEST COMPANY, INCORPORATED AND SUBSIDIARIES
     (in thousands, except per share data)

                                                                        1995              1994                 1993
                                                                     ------------------------------------------------------
     SUMMARY OF OPERATIONS
     Net sales                                                          $412,900           365,100             348,700
     Operating profit (loss)                                            $ 49,800            45,400              40,600
     Income (loss) before income taxes and minority interests           $ 42,500            42,100              37,500
     Provision for income taxes                                           13,900            13,400              14,300
     Minority interests                                                      800             1,900               1,700
                                                                     ------------------------------------------------------
     Income (loss) from consolidated operations                           27,800            26,800              21,500
     Equity in net income of affiliated companies                            900               500               1,000
                                                                     ------------------------------------------------------
     Income (loss) before change in accounting method                   $ 28,700            27,300              22,500
                                                                     ------------------------------------------------------
     Income (loss) before change in accounting method per share (a)(b)  $   1.73              1.70                1.42
     Average shares outstanding (b)                                       16,557            16,054              15,838
     Dividends paid per common share (b)                                $    .49               .45                 .41
                                                                     ------------------------------------------------------
     Research, development and engineering expenses                     $ 12,000            12,000              11,400
     Capital expenditures                                               $ 31,300            27,100              33,500
                                                                     ------------------------------------------------------
     YEAR-END FINANCIAL POSITION
     Working capital                                                    $ 86,600            50,400              46,400
     Total assets                                                       $480,100           397,400             309,200
     Total invested capital:
      Total debt                                                        $114,300            57,800              32,300
      Minority interests                                                     200             1,900              10,900
      Shareholders' equity                                               254,100           227,300             188,100
                                                                     ------------------------------------------------------
      Total                                                             $368,600           287,000             231,300
                                                                     ------------------------------------------------------
     PERFORMANCE MEASUREMENTS
     Gross margin (c)                                                    %  28.6              32.1                30.2

     Operating profitability (d)                                         %  12.1              12.4                11.7

                                                      39


     Tax rate                                                            %  32.8              31.8                38.2

     Asset turnover ratio (e)                                                .94              1.04                1.11
     Return on average shareholders' equity                               % 11.9              13.2                13.2

     Total debt as % of total invested capital                            % 31.0              20.1                14.0

                                                                    -------------------------------------------------------
     Shareholders' equity per share                                      $ 15.29             13.81               11.82
     Stock price range (b)                                            30 5/8 - 22 5/8    29 1/8 - 21 1/4    25 1/4 - 19 7/8
                                                                    --------------------------------------------------------

     (a) Based on average shares outstanding.
     (b) Adjusted for 2-for-1 stock split effective May 18, 1987.
     (c) Net sales minus cost of goods sold, including applicable depreciation and amortization, divided by net sales.
     (d) Operating profit (loss) divided by net sales.
     (e) Net sales divided by average total assets; 1993 asset turnover ratio is based on 12 months' sales for international subsidiaries.


     1995 includes for the first time the net operating results of Paco from May 1.
     1994 includes for the first time the results of two companies in which majority ownership was acquired in 1994.
     1993 includes 13 months of operating results for international subsidiaries.
     Beginning in 1992 the Company's ownership interest in glass manufacturing operating results is reported as equity in net income of affiliates. Prior to the 1992 sale of a majority interest in such operation, operating results were fully consolidated.
     1991 includes a restructuring charge that reduced operating results by $1.37 per share.
     1990 includes a restructuring charge that reduced operating results by $.45 per share, and 1990 included for the first time the results of two companies in which controlling ownership was acquired in 1989.
     1988 included for the first time the results of an affiliate in which majority ownership was acquired in 1988.

     TEN YEAR SUMMARY
     THE WEST COMPANY, INCORPORATED AND SUBSIDIARIES
     (in thousands, except per share data)

     1992              1991             1990             1989              1988                1987             1986
-----------------------------------------------------------------------------------------------------------------------------
    337,500           328,900          323,200          308,700            285,400           253,300           235,600
     38,700            (1,600)          15,600           38,700             30,100            25,600            31,300
     34,800            (7,700)           9,600           34,400             26,100            22,100            29,400
     14,300             4,700            6,400           13,200             10,100             9,500            13,200
      1,700            (2,400)             300            2,100              1,400             1,000               900
-----------------------------------------------------------------------------------------------------------------------------
     18,800           (10,000)           2,900           19,100             14,600            11,600             15,300
        900             1,500            1,400            1,600              2,800             2,100              1,700
-----------------------------------------------------------------------------------------------------------------------------
     19,700            (8,500)           4,300           20,700             17,400            13,700             17,000
-----------------------------------------------------------------------------------------------------------------------------
       1.26              (.55)             .27             1.28               1.07               .85               1.06
     15,641            15,527           15,793           16,235             16,249            16,195             16,126
        .40               .40              .40              .31                .29               .27               .245
-----------------------------------------------------------------------------------------------------------------------------
     11,100            10,800           10,900           11,900             11,300             9,700              9,100
     22,400            25,600           33,200           34,300             29,700            43,100             29,300
-----------------------------------------------------------------------------------------------------------------------------

     37,700            26,500           36,500           50,400             53,000            45,200             36,200
    304,400           313,200          343,500          313,000            298,900           280,100            238,200

     42,000            58,400           78,500           58,100             55,200            60,500             44,300
     10,100             8,400           11,700            9,100             10,600             6,200              5,500
    168,600           152,600          176,100          179,700            171,400           155,800            138,900
-----------------------------------------------------------------------------------------------------------------------------
    220,700           219,400          266,300          246,900            237,200           222,500            188,700
-----------------------------------------------------------------------------------------------------------------------------

       28.8              25.6             24.4             26.5               25.0              25.3               26.5
       11.5               (.5)             4.8             12.5               10.5              10.1               13.3
       41.1              61.7             66.5             38.5               38.6              42.9               45.0
       1.10              1.00              .98             1.01                .99               .98               1.13

                                  41

       12.3              (8.9)             2.4             11.8               10.6               9.3               13.2
       19.1              26.6             29.5             23.5               23.3              27.2               23.5
-----------------------------------------------------------------------------------------------------------------------------
       10.71             9.81             11.37            11.15              10.53             9.61               8.61
  24 1/8 - 16 3/4   18 3/4 - 11 1/8    20 - 10 1/2    22 5/8 - 14 7/8   17 1/2 - 12 1/4    22 1/8 - 12 1/2   17 1/8 - 12 1/4
-----------------------------------------------------------------------------------------------------------------------------


                                                      42