Form 10-K, Exhibit 13
period 1996-12-31
WEST CO INC
filed 1997-03-31
CIK 105770

Exhibit 13

          FINANCIAL REVIEW
          --------------------
           The West Company (the Company) operates in one industry segment: manufacturing and marketing specialized products that satisfy the unique filling, sealing, dispensing and delivery needs of the healthcare and consumer products industries. Over 85% of the Company's revenues are generated by the healthcare markets. The Company's products include stoppers, closures, containers, medical device components and assemblies made from elastomers, metal and plastic. The Company also provides contract packaging and contract manufacturing services.

           The following is management's discussion and analysis of the Company's operating results for the three years ended December 31, 1996 and its financial position as of year-end 1996. The information should be read in conjunction with the financial statements and accompanying notes appearing elsewhere in this report.

          RESULTS OF OPERATIONS
          ---------------------
           The Company's 1996 net income was $16.4 million, or $1.00 per share. These results reflect a $15 million net charge to earnings in the first quarter of 1996 related to the Company's restructuring plan. Excluding the restructuring charge, the Company's 1996 net income was $31.3 million, or $1.91 per share, which compares with 1995 net income of $28.7 million, or $1.73 per share, and 1994 net income of $27.3 million, or $1.70 per share.

           In May 1995, the Company acquired Paco Pharmaceutical Services, Inc. (Paco), a provider of contract manufacturing and contract packaging services to pharmaceutical and consumer products companies in the United States and Puerto Rico. Paco's operating results have been consolidated since May 1, 1995. In 1994, the Company acquired a 51% ownership interest in Schubert Seals A/S (Schubert), a Danish manufacturer of metal seals for the European pharmaceutical industry, and its operating results have been consolidated since June 1, 1994. In December 1995, the Company purchased the remaining 49% minority interest in Schubert. The terms of these transactions are described in the Note
          "Acquisitions  and  Investments"  to the  Consolidated  Financial
          Statements.


          NET SALES
          ----------
           Net sales were $458.8 million in 1996, an increase of $45.9 million, or 11%, compared with net sales of $412.9 million in 1995. The sales increase mainly reflects the 1995 acquisition of Paco and price and volume increases for core healthcare products.

           Paco's sales were responsible for the majority of the year-over-year sales increase. The full year ownership combined with strong demand for Paco's services increased reported Paco sales by 84%. The Company expects the strong demand for contract packaging and manufacturing services to continue as a result of the consolidation of pharmaceutical companies and pressure to reduce costs.

           Sales of core healthcare products increased 7% (measured at constant exchange rates) in 1996 compared with 1995 due to a combination of price increases and higher demand. Volume increases were especially strong in European markets, although the product mix was less profitable. In North American markets, volume increases were smaller, although the product mix showed a slight improvement. In other international markets served, increased sales mainly reflect higher demand.

           Lower demand in certain consumer products markets, especially in the first half of 1996, resulted in a 10% decline in product sales to these markets. However, the Company did experience strong demand for Spout-Pak , its fitment for gable-carton juice containers; Spout-Pak sales volume increased by 10% compared with 1995. Machinery sales were flat compared with 1995, despite the sale of these operations in the third quarter of 1996. Reported consolidated sales were reduced by about $4.4 million due to the stronger U.S. dollar compared with most European currencies.

           In 1995, net sales increased by 13%, or $47.8 million, over 1994 sales of $365.1 million. The sales increase reflects the acquisition of Paco and stronger European currencies which increased reported U.S. dollar sales amounts by $10.6 million. Excluding these two items, consolidated net sales were slightly lower compared with 1994.

               The Company's 1995 net  sales (measured at constant exchange rates) from products used by the healthcare industry worldwide were slightly lower compared with 1994 sales levels. Government and consumer pressure to cut healthcare costs limited the ability to increase prices and led more customers to purchase alternative lower-priced packaging components. In 1995, product sales to international healthcare markets increased, but net sales to domestic markets declined. The improvement in international healthcare market sales was attributable to the following: inclusion of a full year of Schubert's sales in consolidated results compared with seven months in 1994; an increase in demand and higher prices in European markets; continued market penetration in the Asia/Pacific region; and stronger demand and higher prices in markets in South America in the first half of 1995. Domestic sales suffered, despite volume equal to 1994, due to lower demand for certain high-value packaging components, customer elimination of certain product lines and the more competitive environment.

           Paco's contract manufacturing and contract packaging services to both pharmaceutical and consumer companies added $38.9 million to 1995 net sales.

           Consumer products sales  rose 4% in  1995 attributable to demand
          for Spout-Pak .   Machinery  sales declined to  almost half  1994
          levels.

          GROSS PROFIT
          -------------
           The consolidated gross margin in 1996 was 27.5%, and gross profit was $126.1 million. These results compare with a 28.6% gross margin and $118.2 million of gross profit in 1995. The margin decline reflects the impact of the full year consolidation of the lower- margin service operations provided by Paco.

           Margins on core health care product sales increased by more than one percentage point due primarily to price increases. Excluding price increase impacts, margins on health care product sales were about equal to 1995. Volume increases and programs to create centers of manufacturing excellence by improving both the cost structure and increase efficiencies offset inflation and the less- favorable product mix.

            Continued consumer and government pressure to control and even reduce the cost of healthcare delivery is transforming the healthcare markets. Therefore, future results are difficult to predict as the ability to increase prices will be limited and competitive activity is expected to increase. The Company continues to focus on the long-term needs of our customers, and the restructuring plan announced in 1996 is a part of the program to focus factories and resources on these requirements for quality at a low cost.

           Margins on Paco sales declined year-over-year due in part to low-priced contracts that had been negotiated prior to acquisition and to inefficient operations especially in the first half of the year. The Company has improved the management of Paco, is working to attract higher-margin, longer-running sales opportunities, and is upgrading equipment to become more efficient.

           Margins on consumer plastic sales increased, despite the lower volume, due to cost saving initiatives, lower U.S. employee fringe benefit costs and product mix. The machinery operation generated a small gross profit in 1996 compared with a loss in 1995.

           The gross margin of 28.6% in 1995 represented a significant decline from the 32.1% margin achieved in 1994, and gross profit improved less than 1%. The reduced gross margin, reflected, in part, the lower-margin service operations provided by Paco, which reduced consolidated gross margins more than one percentage point. The remaining margin reduction reflected higher raw material costs, higher wage costs primarily in South America and a lower-margin product mix. In addition, labor and overhead costs at plants prepared to support customers' launches of several new products subsequently cancelled, were only partially recovered from these customers. Finally, the Company incurred higher start-up costs as a result of shifting production to new manufacturing sites to create centers of manufacturing excellence as part of a program to consolidate global manufacturing. These factors were evident in a 4% reduction in gross profit from healthcare product sales. Despite these factors, margins increased on European and Asia/Pacific sales due to volume and price increases, but domestic and South America sales margins declined.

           Gross profit on consumer product sales was slightly lower than 1994, due to a lower-margin product mix, increased material costs which were passed through to customers on a prospective basis, and higher equipment repair costs. Low machinery sales volume in 1995 resulted in an operating loss compared with a positive contribution in 1994, when sales were double the 1995 level.

          EXPENSES
          ---------

           Selling, general and administrative expenses as a percentage of sales were 15.9% in 1996, 16.9% in 1995 and 19.2% in 1994. To a large extent this improvement reflects price increases and the impact of acquired companies. The improvement also reflects the increase in productivity and headcount reductions resulting from training and better systems which offset inflationary cost increases in wages, supplies and outside services.

           Selling, general and administrative expenses totalled $72.8 million in 1996, compared with $69.9 million in 1995 and $70.1 million in 1994. The 4% increase in these expenses in 1996 compared with 1995 were primarily the result of the following three factors: the accrual of 1996 incentive compensation based on the attainment of financial goals, the consolidation of four additional months of operations of Paco, and inflationary cost increases. These increases were offset, in part, by a reduction in headcount related to the 1996 restructuring plan, lower U.S. employee fringe benefit costs, lower claim costs and the impact of a stronger U.S. dollar.

           In 1995, selling, general and administrative costs declined .4% despite the addition of expenses of acquired companies (Paco's expenses for the eight months from May 1, 1995, and Schubert's expenses for an additional five months in 1995 versus 1994) and the impact of stronger international currencies. Eliminating these increases, which approximate $5.5 million, would improve the year-over-year reduction in expenses to 8%. This significantly lower level of expenses primarily reflects the absence of incentive bonus compensation (the Company did not meet the 1995 financial goals established for payout) and significantly lower severance costs in 1995. Excluding the impact of bonus and severance cost differences would result in spending that was virtually equal to 1994 (measured at constant exchange rates) for the comparable operating units. Productivity improvements offset the inflationary increases in wages and benefits, other outside service costs and supplies.

           In late March 1996, the Company announced a restructuring plan, which provided for the closing or downsizing of six manufacturing facilities, disposition of related excess equipment and properties and an approximate 5% reduction of the workforce. The total estimated charge related to these actions totaled $21.5 million. About one-third of the charge relates to reduction in personnel, including both manufacturing and staff positions. To date approximately $5.3 million has been paid out to terminated employees in severance and benefits. At year-end 1996, the reduction in staff totaled 154 for restructuring activities completed. Facilities in Germany and Argentina have been closed and facilities in Brazil and Pennsylvania have been downsized.

          The machinery operation has been sold. Restructuring actions will be completed in the first half of 1997. The restructuring plan is part of an overall strategy that includes enhanced technical capabilities and product offerings for customers. Specifically, the actions are designed to create focused, more efficient factories, and to shift certain production to lower-cost locations so that the Company can meet the demands of the healthcare industry, for high quality, cost effective products.

           Transactions included in the other income/expense category netted $.9 million of income in 1996, compared with $1.5 million of income in 1995 and $1.7 million of expense in 1994. Interest income, included therein, totalled $1.3 million in 1996, $2.0 million in 1995 and $1.2 million in 1994. Historically, interest income was generated mainly in Brazil but has been declining since mid-1994 when Brazil adopted an economic plan designed to reduce inflation and stabilize the currency, consequently reducing interest rates. In addition, in 1995 the Company had a high level of advances to customers, related to new product programs, which have been repaid. Also included in this category are foreign currency translation and transaction losses totalling $.1 million, $1.4 million and $2.8 million in 1996, 1995 and 1994, respectively. Translation losses reflect accounting in the higher-inflation countries of South America, mainly Brazil where the economic plan noted earlier has reduced translation losses. Foreign currency transaction gains in 1996 of $.2 million, $.6 million in 1995 and $.5 million in 1994 reflect realignment of European currencies. Net losses on real estate and investments totalled $.2 million in both 1996 and 1995 and $.5 million in 1994. Losses on disposition of equipment were higher in 1996 compared with both 1995 and 1994.

          INTEREST
          ---------
           Interest costs totaled $7.3 million in 1996 compared with $7.8 million in 1995 and $3.5 million in 1994, of which $.4 million, $.5 million and $.2 million, respectively, were capitalized as part of the cost of capital asset acquisitions.

           The average consolidated debt level decreased in 1996 after having increased significantly in 1995. Debt levels in 1995 reflect the acquisitions described in the Note "Acquisitions and Investments" to the Consolidated Financial Statements. Interest rates also were lower in 1996 compared with 1995 but were higher in the United States in 1995 compared with 1994.

          INCOME TAXES
          -------------
               The effective tax rate on consolidated income was 41.8% in 1996, 32.8% in 1995 and 31.8% in 1994. The higher 1996 tax rate reflects the low tax benefit on certain components of the restructuring charge. Excluding the restructuring charge and the applicable tax benefits, the 1996 effective tax rate would be 36.6%.

           Two factors were the primary cause of the low tax rate in 1995. First, the Company changed its tax accounting method for Puerto Rico operations in accordance with a U.S. Internal Revenue

          Service Procedure released late in 1994. The change related to the calculation of transfer pricing and applied retroactively as well as prospectively. The impact of the tax change resulted in a 3.3 percentage point decline in the effective tax rate. Second, the Company recorded the benefit of tax credits which were assured realization, reducing the tax rate by 1.7 percentage points. These benefits were offset somewhat by an increase in the statutory tax rate in France, requiring adjustment of deferred tax balances and increasing the effective rate by .6 of a percentage point. Excluding the impacts of these adjustments associated mainly with prior year tax accruals, the 1995 effective tax rate would have been approximately 36%.

           The low tax rate in 1994 reflects the one-time impact of a net refund of foreign taxes paid by subsidiaries in prior years. The refund was triggered by the payment of dividends. In addition, foreign tax loss carryforwards were assured realization due to the tax consolidation of several operating subsidiaries, thereby reducing the tax asset valuation allowance previously recorded on these potential tax benefits. The transactions were made possible by the acquisition of the minority ownership in these subsidiaries at year-end 1994. Excluding the effects of these adjustments, the effective tax rate would have been approximately 35%.

          MINORITY INTERESTS AND EQUITY IN AFFILIATES
          -------------------------------------------

           Minority interests in net income of subsidiaries declined to $.1 million in 1996 from $.8 million in 1995. Late in 1995, the remaining minority interest in Schubert was purchased leaving only a small minority ownership interest in a subsidiary in Spain. The change in minority interests compared to 1994's $1.9 million reflects the late 1994 acquisition of the minority ownerships in five European subsidiaries.

           Income from investments in affiliated companies totalled $1.5 million in 1996, $.9 million in 1995, and $.5 million in 1994. The increases reflect higher sales and improved margins for Daikyo Seiko, Ltd., a Japanese company in which the Company owns a 25% equity stake. These improvements were offset, in part, by lower results for the Schott West Pharmaceutical Glass Company in which the Company held a 40% partnership interest through September 30, 1995, (date of sale) and by a stronger U.S. dollar compared with the Japanese yen in 1996. Results of the Company's investment in affiliates in Mexico improved in 1996 due to lower currency translation losses. In 1995, these affiliates' results were flat compared with 1994 as the impact of a better than 50% devaluation of the Mexican peso and the resulting translation loss on net monetary assets offset operating income improvements.

          FINANCIAL POSITION
          --------------------
            The Company believes that its financial position and current capitalization indicate an ability to finance substantial future growth. Cash flow from operations totaled $63.4 million in 1996. Working capital at December 31, 1996, totalled $91.1 million, a ratio of current assets to current liabilities of 2.4 to 1, and includes a cash balance of $27.3 million. Debt to total invested capital (total debt, minority interests and shareholders' equity) was 28.1%; the outstanding debt balance was $98.4 million at December 31, 1996, compared with $114.3 million at year-end 1995.

           The cash flow from operations of $63.4 million was supplemented by $7.2 million of proceeds partly from sales of assets and facilities made redundant by the restructuring plan, and by $1.6 million of repayments by customer of prior year advances related to new product development. These funds were more than adequate to cover $31.7 million of 1996 fixed asset acquisitions, $13.7 million of debt reduction and $8.7 million of cash dividends to shareholders ($.53 per share). The remaining cash flow from operations, in addition to cash from exercise of employee stock options totalling $3.5 million, was used, in part, to purchase Common Stock valued at $10 million from a former member of the Board of Directors and to acquire an additional 10% interest in DanBioSyst UK Ltd.

             The Company has two revolving credit facilities. The first facility provides for borrowings up to $30 million and has a term of 364 days, renewable at the lender's option. The second facility provides for borrowings up to $55 million and has a remaining term of approximately four years. At year-end 1996, the Company had $15.8 million outstanding under the 364-day facility and nothing under the long-term facility. In addition, and unused long-term credit facilities totaling $15.1 million at December 31, 1996, were available to subsidiaries.

            Asset turnover ratio improved slightly to .96 for 1996. Return on average shareholders' equity was 6.5% for 1996, reduced significantly by the restructuring charge.

          1997 REQUIREMENTS
          ------------------
               Cash requirements for capital projects in 1997 are estimated at $38 million. These projects focus on cost reduction and quality improvements through technology upgrades and product and process standardization. New product tooling and equipment and facilities to support the development of novel drug delivery systems also is planned. Acquisition and implementation of new information management systems will continue, as will maintenance and improvements to the existing production capacity. In addition the Company plans to exercise its option to acquire an additional 10% interest in DanBioSyst U.K. Ltd. at the contract price of 1.2 million pounds sterling, approximately one-third of which is payable in Common Stock.

               In accordance with the Company's foreign exchange management policy, the adverse consequences resulting from foreign currency exposure are mitigated by engaging in certain hedging activities. Foreign exchange forward contracts are used to minimize exposure related to foreign currency transactions and commitments for raw material purchases. The Company has entered into interest rate swap agreements to minimize risk to interest rate increases. The Company also enters into currency swap agreements to minimize risk to currency movements on significant borrowings, although none are outstanding at year end 1996. The Note "Financial

          Instruments" to the Consolidated Financial Statements explains the impact of such hedges and interest rate swaps on the Company's results of operations and financial position.

               Cash requirements for remedial activity related to environmental cleanup are not expected to exceed $1 million in 1997. In 1996, payments related to environmental cleanup totaled $.7 million. Additional liability totalling $.4 million was accrued in 1996 because of changes in the extent of future cleanup activities and subsequent monitoring required. The Company has been indemnified by other financially responsible parties against future government claims relating to groundwater contamination at a Puerto Rico site, and no additional amounts have been accrued with respect to this site.

               In 1997, in addition to cash flow from operations, the Company expects to receive proceeds from employee stock option exercises. Management believes these sources of cash, available credit facilities and the Company's current capitalization provide sufficient flexibility to meet future cash flow requirements.

   CONSOLIDATED STATEMENTS OF INCOME
   THE WEST COMPANY, INCORPORATED AND
   SUBSIDIARIES FOR THE YEARS
   ENDED DECEMBER 31, 1996, 1995 AND 1994
   (in thousands, except per share data)

                                                       1996              1995            1994
                                              ------------------------------------------------------
   Net sales                                      $458,800  100 %   $412,900  100%   $365,100  100%
   Cost of goods sold                              332,700   73      294,700   71     247,900   68
                                              ------------------------------------------------------
    Gross profit                                   126,100   27      118,200   29     117,200   32
   Selling, general and
   administrative expenses                          72,800   16       69,900   17      70,100   19
   Restructuring charge                             21,500    5           -     -          -     -
   Other (income) expense, net                        (900)  (1)      (1,500)   -       1,700    1
                                              ------------------------------------------------------
    Operating profit                                32,700    7       49,800   12      45,400   12
   Interest expense                                  6,900    1        7,300    2       3,300    1
                                              ------------------------------------------------------
    Income before income taxes and
     minority interests                             25,800    6       42,500   10      42,100   11
   Provision for income taxes                       10,800    2       13,900    3      13,400    3
   Minority interests                                  100    -          800    -       1,900    1
                                              ------------------------------------------------------
    Income from consolidated operations             14,900    4 %     27,800    7%     26,800    7%
   Equity in net income of
     affiliated companies                            1,500               900              500
                                              ------------------------------------------------------

    Net income                                    $ 16,400          $ 28,700         $ 27,300
                                              ------------------------------------------------------
   Net income per share                           $   1.00          $   1.73         $   1.70
                                              ------------------------------------------------------
   Average shares outstanding                       16,418            16,557           16,054
                                              ------------------------------------------------------

   The accompanying notes are an integral part of the financial statements.


   CONSOLIDATED BALANCE SHEETS
   THE WEST COMPANY, INCORPORATED AND SUBSIDIARIES
   AT DECEMBER 31, 1996 AND 1995

   (in thousands, except per share data)

   ASSETS                                                                  1996         1995
                                                                       ----------------------
   Current assets:
    Cash, including equivalents (1996--$10,400; 1995--$4,400)          $ 27,300     $ 17,400
    Accounts receivable, less allowance (1996--$1,900; 1995--$1,900)     69,300       67,900
    Inventories                                                          44,000       48,300
    Current deferred income tax benefit                                  10,200        7,400
    Other current assets                                                  5,900        7,400
                                                                        ----------------------
   Total current assets                                                 156,700      148,400
                                                                        ----------------------
   Property, plant and equipment                                        431,600      440,100
   Less accumulated depreciation and amortization                       221,300      210,800
                                                                        ----------------------
                                                                        210,300      229,300
   Investments in affiliated companies                                   24,100       21,600
   Goodwill                                                              58,900       63,000
   Deferred charges and other assets                                     27,400       17,800
                                                                        ----------------------
                                                                       $477,400     $480,100
                                                                        ----------------------
   LIABILITIES AND SHAREHOLDERS' EQUITY
   Current liabilities:
    Current portion of long-term debt                                  $  1,000     $  1,500
    Notes payable                                                         1,900        8,300
    Accounts payable                                                     23,900       22,500
    Accrued expenses:
     Salaries, wages and benefits                                        13,900        9,700
     Income taxes payable                                                 3,100        3,400
     Other                                                               21,800       16,400
                                                                       ----------------------
   Total current liabilities                                             65,600       61,800
                                                                       ----------------------
   Long-term debt, excluding current portion                             95,500      104,500

                                                      10

   Deferred income taxes                                                 39,700       34,300
   Other long-term liabilities                                           24,300       25,200
   Minority interests                                                       300          200
   Shareholders' equity:
    Preferred Stock, shares authorized: 3,000;
     shares issued and outstanding: 1996-0; 1995-0
    Common Stock, par value $.25 per share; shares authorized: 50,000;
     shares issued: 1996--16,845; 1995--16,845
     shares outstanding: 1996--16,383; 1995--16,621                       4,200        4,200
    Capital in excess of par value                                       24,000       23,500
    Cumulative foreign currency translation adjustments                  16,300       20,100
    Unrealized holding gains (losses) on securities, net                    400          300
    Retained earnings                                                   217,700      210,200
                                                                       ----------------------
                                                                        262,600      258,300
   Less Treasury Stock (1996--462 shares; 1995--224 shares)              10,600        4,200
                                                                       ----------------------
   Total shareholders' equity                                           252,000      254,100
                                                                       ----------------------
                                                                       $477,400     $480,100
                                                                       ----------------------
   The accompanying notes are an integral part of the financial statements.



     CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
     THE WEST COMPANY, INCORPORATED AND SUBSIDIARIES FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
     (in thousands, except per share data)

                                                       Capital in
                                                Common  excess of          Retained  Treasury
                                                 Stock  par value   Other  earnings     Stock       Total
                                             ------------------------------------------------------------
     Balance, January 1, 1994                   $4,200    $20,000 $11,000 $169,900  $(17,000)   $188,100
                                             ------------------------------------------------------------
     Net income                                                             27,300                27,300
     Shares issued under stock plans                          300                      3,400       3,700
     Shares issued for acquisition                          2,900                      6,600       9,500
     Cash dividends declared ($.46 per share)                               (7,400)               (7,400)
     Foreign currency translation adjustments                       6,100                          6,100
                                             ------------------------------------------------------------
     Balance, December 31, 1994                  4,200     23,200  17,100  189,800    (7,000)    227,300
                                             ------------------------------------------------------------
     Net income                                                             28,700                28,700
     Shares issued under stock plans                          300                      2,800       3,100
     Cash dividends declared ($.50 per share)                               (8,300)               (8,300)
     Foreign currency translation adjustments                       3,000                          3,000
     Unrealized gains (losses) on
      securities, net                                                 300                            300
                                             ------------------------------------------------------------
     Balance, December 31, 1995                  4,200    23,500   20,400  210,200    (4,200)    254,100
                                             ------------------------------------------------------------
     Net income                                                             16,400                16,400
     Shares issued under stock plans                         400                       3,200       3,600
     Shares issued for acquisition                           100                         400         500
     Shares repurchased                                                              (10,000)    (10,000)
     Cash dividends declared ($.54 per share)                               (8,900)               (8,900)
     Foreign currency translation adjustments                      (3,800)                        (3,800)
     Unrealized gains (losses) on
      securities, net                                                 100                            100
                                             ------------------------------------------------------------
     Balance, December 31, 1996                 $4,200    $24,000 $16,700 $217,700  $(10,600)   $252,000
                                             ------------------------------------------------------------
     The accompanying notes are an integral part of the financial statements.
                                                         12

     CONSOLIDATED STATEMENTS OF CASH FLOWS
     THE WEST COMPANY, INCORPORATED AND SUBSIDIARIES
     FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
     (in thousands)

                                                                     1996      1995        1994
                                                                   -------------------------------
     Cash flows from operating activities:
      Net income                                                   $16,400   $28,700     $27,300
      Adjustments to reconcile net income to net cash
       from operating activities:
       Depreciation and amortization                                30,700    29,600      23,100
       Restructuring charge                                         21,500        -           -
       Loss on sales of real estate and investments                    200       200         500
       Deferred income taxes                                        (5,700)    2,000      (2,700)
       Minority interests                                              100       800       1,900
       Equity in undistributed earnings of affiliated
        companies, net                                              (1,100)     (700)       (200)
       (Increase) decrease in accounts receivable                   (3,400)    1,400      (8,900)
       (Increase) in inventories                                    (2,700)   (4,500)       (700)
       (Increase) decrease in other current assets                    (300)      500       2,500
       Increase (decrease) in other current liabilities              5,900   (13,100)      3,000
       Other operating items                                         1,800     1,200       4,000
                                                                   -------------------------------
     Net cash provided by operating activities                      63,400    46,100      49,800
                                                                   -------------------------------
     Cash flows from investing activities:
      Property, plant and equipment acquired                       (31,700)  (31,300)    (27,100)
      Proceeds from sales of assets                                  7,200     4,500       3,700
      Payments for acquisitions, net of cash acquired               (1,600)  (72,200)    (13,900)
      Customer advances, net of repayments                           1,600    (1,600)        -
                                                                   -------------------------------
     Net cash used in investing activities                         (24,500) (100,600)    (37,300)
                                                                   -------------------------------
     Cash flows from financing activities:
      Borrowings under long-term
       revolving credit agreements, net                              1,500    20,200         -
      Proceeds from other long-term debt                                -     50,800      18,100

                                                      13

      Repayment of long-term debt                                   (9,000)  (27,300)     (3,000)
      Notes payable, net                                            (6,200)    5,500      (3,000)
      Issuance of Common Stock, net                                  3,500     2,800       3,400
      Capital contribution by minority owner                            -         -          400
      Dividend payments                                             (8,700)   (8,100)     (7,200)
      Purchase of treasury stock                                   (10,000)       -           -
                                                                   -------------------------------
     Net cash (used in) provided by financing activities           (28,900)   43,900       8,700
                                                                   -------------------------------
     Effect of exchange rates on cash                                 (100)      800         800
                                                                   -------------------------------
     Net increase (decrease) in cash and cash equivalents            9,900    (9,800)     22,000
     Cash and cash equivalents at beginning of year                 17,400    27,200       5,200
                                                                   -------------------------------
     Cash and cash equivalents at end of year                      $27,300   $17,400     $27,200
                                                                   -------------------------------
     Supplemental cash flow information:
      Interest paid (net of amounts capitalized)                   $ 6,200   $ 6,300     $ 3,000
      Income taxes paid                                            $14,300   $12,800     $13,700
                                                                   -------------------------------

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

          PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. Material intercompany transactions and accounts are eliminated in consolidation. An affiliated company reports on the basis of a fiscal year ending October 31. Investments in affiliated companies in which ownership exceeds 20% are accounted for on the equity method.

          STATEMENT OF CASH FLOWS: Cash flows from operating activities are reported under the indirect method; cash equivalents include time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

          INVENTORIES: Inventories are valued at the lower of cost or market. The cost of inventories located in the United States is determined on the last-in, first-out (LIFO) method, except for the cost of inventories of Paco Pharmaceutical Services, Inc.
          (Paco), a wholly owned subsidiary, which is determined on the first-in, first-out (FIFO) method. The cost of inventories located outside the United States is determined principally on the average cost method.

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

          MARKETABLE SECURITIES: The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities, on January 1, 1995. Under SFAS No. 115, existing debt securities are classified as held-to-maturity. These debt securities had an aggregate value, measured at amortized cost of $900 at December 31, 1995, and matured within one year of purchase.

          PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are carried at cost. Maintenance and minor repairs and renewals are charged to expense as incurred. Upon sale or retirement of depreciable assets, costs and related depreciation are eliminated, and gains or losses are recognized in the determination of net income.

          The Company has adopted SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, effective January 1, 1996. The Company continually evaluates the appropriateness of the remaining estimated useful life and the carrying value of tangible and intangible assets. Carrying values in excess of undiscounted estimates of related cash flows are expensed when such determination is made.

          DEPRECIATION AND AMORTIZATION: For financial reporting purposes, depreciation is computed principally on the straight-line method over the estimated useful lives of the assets, or the remaining term of the lease, if shorter. For income tax purposes, depreciation is computed using accelerated methods. Goodwill is being amortized on the straight-line method over periods ranging from 15 to 40 years.

          RESEARCH AND DEVELOPMENT: Research, development and engineering expenditures for the creation and application of new or improved products and processes, which amounted to $11,200 in 1996 and $12,000 in each of the years 1995 and 1994, are expensed as incurred, and are net of customer reimbursements.

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


          INCOME TAXES: Deferred income taxes are recognized by applying enacted statutory tax rates, applicable to future years, to temporary differences between the tax bases and financial statement carrying values of the Company's assets and liabilities. Valuation allowances are recorded to reduce deferred tax assets to amounts that are more likely than not to be realized. United States income taxes and withholding taxes are accrued on the portion of earnings of international subsidiaries and affiliates (which qualify as joint ventures) intended to be remitted to the parent company.

          STOCK-BASED COMPENSATION: The Company has elected to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board opinion No. 25,

          Accounting for Stock Issued to Employees, and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

          NET INCOME PER SHARE: Net income per share is based on the weighted average number of shares of Common Stock outstanding during each period. Common Stock equivalents are not material.

          OTHER INCOME (EXPENSE)
          Other income (expense) includes the following:


                                                 1996      1995      1994
                                             -----------------------------
          Interest income                     $ 1,300   $ 2,000   $ 1,200
          Foreign exchange losses                (100)   (1,400)   (2,800)
          Loss on sales of real estate
            and investments                      (200)     (200)     (500)
          Other                                  (100)    1,100       400
                                             -----------------------------
                                              $   900   $ 1,500   $(1,700)
                                             -----------------------------

          RESTRUCTURING CHARGE
          On March 29, 1996, the Company approved a major restructuring plan which includes the closing or substantial downsizing of six manufacturing facilities, disposition of related excess equipment and properties and an approximate 5% reduction of the workforce. The total estimated charge related to these planned actions is $15,000, net of $6,500 of income tax benefits, and was accrued in the first quarter of 1996. Approximately one-third of the net charge relates to reduction in personnel, including manufacturing and staff positions, and covers severance pay and other benefits to be provided to terminated employees. At December 31, 1996, 154 employees have been terminated and total payout of severance and benefits was $5,300. The remaining accrued net charge relates to facility close down costs and to the reduction to estimated net realizable value of the carrying value of equipment and facilities made excess by the restructuring plan. Facilities in Germany and Argentina have been closed and facilities in Brazil and Pennsylvania have been downsized. The machinery manufacturing operations have been sold. Restructuring activities will be substantially completed in the first half of 1997.

          ACQUISITIONS AND INVESTMENTS
          On April 27, 1995, the Company completed its acquisition of Paco, a company providing contract packaging and contract manufacturing services to pharmaceutical and personal-care consumer companies in the United States and Puerto Rico. Paco was a public company traded over-the-counter, and the merger followed the completion of a cash tender offer for Paco common stock at $12.25 per share, for a total consideration of $52,400. The purchase was financed using available cash of $22,400 and a long-term credit facility of $30,000. The excess of the purchase price over the net assets acquired of $22,900 is being amortized over 30 years. Paco has been consolidated since May 1, 1995.

          On December 18, 1995, the Company acquired the remaining minority ownership interest in Schubert Seals A/S (Schubert), a Danish manufacturer of metal seals and related products mainly for the pharmaceutical industry. The initial 51% ownership interest in Schubert was acquired on May 20, 1994. The purchase price for these acquisitions was DK40,000 ($7,200 at December 18, 1995), and DK31,000 ($4,800 at May 20, 1994), respectively, and was financed through new debt facilities. Schubert has been consolidated since June 1, 1994. The excess of the purchase price over the net assets acquired for this subsidiary approximates $8,400 and is being amortized over 40 years.

          On November 30, 1994, the Company acquired the remaining minority ownership interests in five European subsidiary companies. The total purchase price for the minority interests in these subsidiaries was DM45,000 ($28,800 at November 30, 1994). The cash portion of the purchase price totalled DM30,000 ($19,300), of which DM4,500 ($2,900) was paid at closing and DM25,500 ($16,400) on January 2, 1995; the balance of the consideration, DM15,000 ($9,500), was paid through delivery of 363,214 shares of the Company's Common Stock at closing. The excess of the purchase price over minority interests acquired approximates $16,800 and is being amortized over 40 years.

          All of these acquisitions were accounted for as purchases. The following table presents selected financial information for the years ended December 31, 1995 and 1994, on a pro forma
          (unaudited) basis assuming the acquisitions noted above had occurred on January 1, 1995 and 1994:


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
                                                        ------------------

               In 1994, the Company acquired Senetics, Inc. (Senetics), a company specializing in the development of innovative delivery technologies for oral and inhalation drug delivery markets, and acquired in each of the years 1996, 1995 and 1994 a 10% ownership interest in DanBioSyst UK Ltd., a company specializing in noninvasive drug delivery methods. The total consideration for these acquisitions was $1,600 in cash and $500 in Common Stock in

          1996,  and  cash of  $2,500  in 1995  and  $5,600 in  1994.   The
          acquisition of Senetics was accounted for as a purchase, and the company has been consolidated since January 1, 1994.

               Additional consideration  may be  due depending  on sale  of
          Senetics'  products through  January  5, 1999.   Such  additional
          consideration will be accounted for as goodwill.

          INCOME TAXES
          Income before income taxes and minority interests was derived as follows:

                                                 1996       1995      1994
                                               ---------------------------
          Domestic operations                $ 11,500   $ 26,700  $ 26,500
          International operations             14,300     15,800    15,600
                                               ---------------------------
                                             $ 25,800   $ 42,500  $ 42,100
                                               ---------------------------

          The related provision for income taxes consists of:

                                                  1996      1995     1994
                                               ---------------------------
          Currently payable:
           Federal                             $ 8,000   $ 5,600  $ 9,500
           State                                   700       600      600
           International                         7,800     5,700    6,000
                                               ---------------------------
                                                16,500    11,900   16,100
                                               ---------------------------

          Deferred:
           Federal                              (3,600)    1,200     (300)
           State                                  (200)      100        -
           International                        (1,900)      700   (2,400)
                                                ---------------------------
                                                (5,700)    2,000   (2,700)
                                                ---------------------------
                                               $10,800   $13,900  $13,400
                                                ---------------------------

          A reconciliation of the United States statutory corporate tax rate to the Company's effective consolidated tax rate on income before income taxes and minority interests is as follows:

                                        19

                                                 1996      1995       1994
                                                --------------------------
          Statutory corporate tax rate           35.0%     35.0%     35.0%
          Tax on international operations
           in excess of (less than)
            United States tax rate                3.4       1.7      (3.4)
          Puerto Rico tax accounting change        -       (1.9)       -
          State income taxes, net of Federal
           tax benefit                            1.8       1.0        .9
          Other                                   1.6      (3.0)      (.7)
                                                --------------------------
          Effective tax rate                     41.8%     32.8%     31.8%
                                                --------------------------

          The net current and noncurrent components of deferred income taxes recognized in the balance sheet at December 31 are as follows:

                                                  1996       1995     1994
                                               ---------------------------
          Net current assets                   $10,200    $ 5,600  $ 3,100
          Net noncurrent liabilities            29,800     29,700   24,400
                                               ---------------------------

          The following is a summary of the significant components of the Company's deferred tax assets and liabilities as of December 31:

                                                  1996      1995     1994
                                               ----------------------------
          Deferred tax assets:
           Loss on asset dispositions
            and plant closings                 $ 2,900   $ 2,900  $   700
           Severance and deferred
            compensation                         9,100     7,800    7,900
           Net operating loss carryovers         2,300     3,900    2,600
           Foreign tax credit carryovers           900       600    1,900
           Restructuring charge                  3,500       -        -
           Other                                 3,000     4,000    1,900
           Valuation allowance                  (2,900)   (2,500)  (4,100)
                                              -----------------------------
              Total                            $18,800   $16,700  $10,900
                                              -----------------------------

          Deferred tax liabilities:
           Accelerated depreciation            $31,500   $36,000  $29,600
           Severance and deferred compensation   1,900     1,300      600
           Other                                 5,000     3,500    2,000
                                              -----------------------------
               Total                           $38,400   $40,800  $32,200
                                              -----------------------------

               At December 31, 1996, subsidiaries had operating tax loss carryovers of $21,400, which will be available to apply against the future taxable income of such subsidiaries. The carryover periods expire beginning with $100 in 1997 and continue through 2002.

               At   December   31,   1996,    undistributed   earnings   of
          international subsidiaries, on which deferred income taxes have not been provided, amounted to $72,300. It is the Company's intention to reinvest undistributed earnings of foreign subsidiaries, and it is not practicable to determine the amount of income or withholding tax that would be payable upon the remittance of those earnings. Such earnings would become taxable upon the sale or liquidation of foreign subsidiaries or upon the remittance of dividends. Tax credits that would become available upon distribution of such earnings could reduce income taxes then payable at the United States statutory rate. As of December 31, 1996, the Company had available foreign tax credit carryovers of approximately $900 expiring in 1997 through 2001.

          INVENTORIES
          Inventories at December 31 include the following:

                                                  1996                1995
                                               ---------------------------
          Finished goods                       $18,000             $20,400
          Work in process                        8,500              10,300
          Raw materials                         17,500              17,600
                                               ---------------------------
                                               $44,000             $48,300
                                               ---------------------------

          [CAPTION]
          Included above are inventories located in the United States that are valued on the LIFO basis, amounting to $11,000 and $14,900 at December 31, 1996 and 1995, respectively, which are approximately $8,600 and $9,400, respectively, lower than replacement value.

          The Company uses three basic raw materials in the manufacture of its products: rubber, aluminum and plastic. Approximately 50% of the total rubber used is natural rubber, substantially all of which is imported from Sri Lanka, Cameroon, Vietnam and Malaysia. The political stability and seasonal weather conditions of these countries are significant factors in the continuing supply of this commodity. Synthetic elastomers and plastics are made from petroleum derivatives, the cost and availability of which are dependent on the supply of petroleum feedstocks to the Company's suppliers.

          PROPERTY, PLANT AND EQUIPMENT
          A summary of property, plant and equipment at December 31 is presented in the following table:

                                          21

                                         Years of
                                         Expected
                                           Useful
                                             Life     1996      1995
                                           -------------------------
          Land                                    $  4,300  $  4,200
          Buildings and improvements         7-50  105,500   108,800
          Machinery and equipment            3-20  249,200   247,300
          Molds and dies                      4-6   55,200    57,000
          Construction in progress                  17,400    22,800
                                           --------------------------
                                                  $431,600  $440,100
                                           --------------------------

          AFFILIATED COMPANIES
          At December 31, 1996, the following affiliated companies were accounted for under the equity method:

                                                                 Ownership
                                                   Location       Interest
                                              ----------------------------
          The West Company de Mexico S.A.           Mexico             49%
          Aluplast S.A. de C.V.                     Mexico             49%
          Pharma-Tap S.A. de C.V.                   Mexico             49%
          Daikyo Seiko, Ltd.                        Japan              25%
          DanBioSyst U.K. Ltd.                  United Kingdom         30%
                                              ----------------------------
          The Company  sold its  40% partnership  interest  in Schott  West
          Pharmaceutical Glass Company in 1995.

          A summary of the financial information for these companies is presented below:

                                                       1996          1995
                                                   ------------------------
          Balance Sheet:
          Current assets                           $ 82,400       $ 85,700
          Noncurrent assets                          77,500         70,600
                                                   ------------------------
          Total assets                             $159,900       $156,300
                                                   ------------------------
          Current liabilities                      $ 36,800       $ 43,300
          Noncurrent liabilities                     65,300         55,400
          Owners' equity                             57,800         57,600
                                                   ------------------------
          Total liabilities and owners' equity     $159,900       $156,300
                                                   ------------------------


                                                1996       1995       1994
                                               ---------------------------
          Income Statement:
          Net sales                           $80,800    $80,400   $89,600
          Gross profit                         25,500     23,600    23,700
          Net income                            5,900      3,400     1,800
                                              ----------------------------

          Unremitted income of affiliated companies included in consolidated retained earnings amounted to $11,000, $9,800 and $9,100 at December 31, 1996, 1995 and 1994, respectively. Dividends received from affiliated companies were $400 in 1996, $200 in 1995 and $600 in 1994.

          Daikyo Seiko, Ltd. classifies its debt and equity securities in one of two categories, trading or available-for-sale, and carries them at fair value. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as part of shareholders' equity until realized. Cost of securities is determined on the moving average method. The Company's equity in these unrealized gains and losses increased the Company's shareholders' equity by $400 and $300 at December 31, 1996 and 1995, respectively.

          DEBT
          SHORT-TERM: Short-term debt under a credit line of $15,800 and $20,200 at December 31, 1996 and 1995, respectively, and short-term debt of BPS ($11,900) 6,950 at December 31, 1996 have been classified as long-term because of the Company's intent to renew the borrowings using available long-term credit facilities. Notes payable in the amounts of $1,900 and $8,300 at December 31, 1996 and 1995, respectively, are payable within one year and bear interest at a weighted-average interest rate of 5.7% and 7.4%, respectively.


          LONG TERM:
          At December 31                                    1996      1995
                                                       -------------------
          Unsecured:
          Revolving credit facility,
           due 2000 (6.03%)                             $ 15,800  $ 20,200
          Tax-exempt industrial revenue bonds,
           due 2005  (4.2% to 5.95%) (a)                  11,100    11,100
          Subordinated debentures, due 2007 (6.5%)         3,100     3,000
          Other notes, due 1998 to 2002 (3.55%-9.5%)      52,300    55,000
          Collateralized:
          Mortgage notes, due 1997 to 2016 (3.5% to
           13.1%) (b)                                     14,200    16,700
                                                        ------------------
          Total long-term debt                            96,500   106,000
          Less current portion                             1,000     1,500
                                                       -------------------
                                                        $ 95,500  $104,500
                                                       -------------------
                                       23

          (a)  The  proceeds of  industrial  revenue  bonds that  were  not required for the respective construction projects have been invested by the Company. Use of these excess funds and earnings thereon is restricted to servicing the debt. The aggregate of unexpended proceeds and earnings thereon of $1,400 is reflected as a reduction of the principal outstanding on the bonds.

          (b) Real estate, machinery and equipment with a carrying value of $14,100 at December 31, 1996 are pledged as collateral.

            A revolving credit facility provides for borrowings up to $55,000 through August 2000 at a floating rate based on LIBOR. A commitment fee ranging up to 3/20% per annum is payable on the
          facility.    Two  subsidiaries  have long-term  lines  of  credit
          providing up  to FF 51,400  ($9,900) at a floating  rate based on
          PIBOR plus  2/5% and  a commitment  fee of 3/10%  per annum.   At
          December 31, 1996, FF 41,400, ($8,000) is available under these facilities. In addition, a subsidiary has a long term line of credit providing up to DM 35,000 ($22,700) at floating rates based on DM LIBOR plus 3/10% and a commitment fee of 1/10% per
          annum.   At  December 31,  1996 DM  10,900 ($7,100)  is available
          under this facility.
           At December 31, 1996, $4,300 at par value of Paco's subordinated
          debentures  were outstanding.   The  subordinated debentures  are
          reflected  in the balance sheet  net of discount,  which is being
          amortized  through  the   maturity  date   of  the   subordinated
          debentures,  March 1,  2007.   The  unamortized discount  totaled
          $1,200 and  $1,300 at December  31, 1996 and  1995, respectively.
          The  holders   have  the  right  to   convert  such  subordinated
          debentures into cash for  an amount approximating 50% of  the par
          value  of the  subordinated  debentures converted.   Interest  is
          payable semiannually.

               Long-term  debt maturing  in the  years  following 1997  is:
          $800 in  1998, $19,700  in 1999,  $50,300 in  2000 and  $1,600 in
          2001.

               Certain of the financing agreements, among other things, require the maintenance of certain working capital, interest coverage and debt-to-capitalization ratios and tangible net worth; restrict the sale of assets; and limit the payment of dividends. Under the most restrictive debt covenant, December 31, retired earnings free of restriction were $64,000.

               Interest costs incurred during 1996, 1995 and 1994 were $7,300, $7,800 and $3,500, respectively, of which $400, $500 and
          $200, respectively, were capitalized as part of the cost of acquiring certain assets.

               To finance and hedge a portion of the 1986 purchase of ownership interests in certain European subsidiaries, the Company entered into a currency and interest rate swap agreement which matured early in 1995. Under the agreement, the Company exchanged $7,200 bearing interest at LIBOR plus 1/8% for DM20,000 ($12,900 at maturity) bearing interest at 7.5%. A swap agreement expired in 1994 under which the Company agreed to swap $2,700 bearing interest at LIBOR for DM5,000 ($2,800 at maturity) bearing interest at 6.33%. The net interest expense recognized in connection with these agreements was $100 in 1995 and $600 in 1994.

               At December 31, 1996, the Company has entered into three interest rate swaps contracts outstanding, with notional value of $3 million each, to fix the interest rates at 6.51%, 6.54% and 6.775% for a five year period. Under the terms of these agreements, the Company makes periodic interest payments based on these fixed rates of interest on the notional principal amounts to a counterparty that makes payments based on a market interest rate. The net interest expense recognized in connection with these agreements was less than $100 in 1996.

               Principal and/or interest amounts due under swap agreements are presented in the financial statements on a net basis.


          FINANCIAL INSTRUMENTS
               The  following  disclosure   of  estimated  fair   value  of
          financial instruments as of December 31 is provided in accordance with the requirements of SFAS No. 119:

                                      Carrying Value  Estimated Fair Value
                                      ------------------------------------
                                         1996      1995      1996     1995
                                      ------------------------------------
          Cash and cash equivalents   $27,300  $ 17,400   $27,300  $17,400
          Short - and long-term debt   98,400   114,300    98,100  115,100
          Interest rate swaps(a)                              -        -
          Forward exchange contracts                          300     100
                                      -------------------------------------

          (a) At December 31, 1996, the estimated fair value of the interest rate swaps is less than $100. There were no interest rate swaps outstanding at December 31, 1995.

          Methods used to estimate the fair market values of the above listed financial instruments are as follows: cash and cash equivalents are estimated at carrying values that approximate market, due to the short maturity of cash equivalents; debt is estimated based on current market quotes for instruments of similar maturity; interest rate swaps (see preceding Note "Debt") and forward exchange rate contracts are valued at published market prices, market prices of comparable instruments or quotes.

               Notional amounts upon which current interest rate swap contracts are based do not represent amounts exchanged and are not a measure of the Company's exposure. Failure by the contract counterparty to make interests payments under an interest swap contract would result in an accounting loss to the Company only if interest rates exceeded the fixed rate to be paid by the Company. The accounting loss corresponds to the cost to replace the swap contract.

               Forward exchange contracts are used only to hedge raw material purchase commitments and foreign-currency-denominated receivables and payables. At December 31, 1996 and 1995, the Company had forward exchange rate contracts that totaled $5,300 and $4,100, respectively. Forward exchange contracts relate to raw material purchases denominated in German marks, French francs and British pounds sterling; generally, these contracts expire monthly through December 31, 1997.

          BENEFIT PLANS
          PENSION PLANS: The Company and certain domestic and international subsidiaries sponsor defined benefit pension plans. The United States plans cover substantially all domestic employees and members of the Company's Board of Directors. The plans call for benefits to be paid to eligible participants at retirement based on compensation rates near retirement and/or on length of service. Contributions to the United States employee plans reflect investment performance of plan assets, benefits attributed to employees' service to date and service expected in the future. Assets of the United States employee plans and international subsidiary plans consist primarily of common and preferred stocks, investment-grade corporate bonds, and United States government obligations; other international subsidiary plans and the plan for directors are not funded.
               Total pension (income) expense for 1996, 1995 and 1994 includes the following:

                                           1996        1995       1994
                                      --------------------------------
          Service cost                  $ 3,900     $ 2,800    $ 2,900
          Interest cost                   7,700       6,800      6,200
          Actual return on assets       (20,100)    (30,000)      (500)
          Net amortization and deferral   8,000      20,600     (8,500)
                                      --------------------------------
          Pension (income) expense      $  (500)    $   200    $   100
                                      --------------------------------

          The following table sets forth the funded status of the employee pension plans and the amounts included in the accompanying balance sheets at December 31:

                                          26

                                   United States Plans International Plans
                                  ----------------------------------------

                                        1996     1995       1996     1995
                                ------------------------------------------
          Vested benefit
           obligations (VBO)        $(81,900)$ (80,300)  $(6,500) $(5,500)
                                ------------------------------------------
          Accumulated benefit
           obligations (ABO)        $(83,300)$ (82,300)  $(7,300) $(6,000)
                                ------------------------------------------
          Projected benefit
           obligations (PBO)        $(99,800)$(102,300)  $(7,700) $(6,200)
          Plan assets at
           fair value                140,200   125,000     4,000    2,800
                                ------------------------------------------
          Assets in excess of
           (less than) PBO            40,400    22,700    (3,700)  (3,400)
          Unrecognized net
           (gain) loss               (31,900)  (15,200)      300     (100)
          Unrecognized prior
           service cost                 (400)     (400)      -         -
          Unamortized transition
           asset                      (4,900)   (5,600)      -         -
                                --------------------------------------------
          Prepaid pension cost
           (accrued liability)      $  3,200 $   1,500   $(3,400) $(3,500)
                                --------------------------------------------

          Information with respect to the unfunded pension plan for the Company's non-employee directors is as follows:

                                                  1996               1995
                                              -----------      -----------
          VBO                                  $  (900)           $  (900)

                                              -----------      -----------
          ABO                                  $(1,000)           $(1,000)
                                              -----------      -----------
          PBO                                  $(1,300)           $(1,200)
          Unrecognized net gain                   (100)              (100)
          Unrecognized prior service
           cost                                    200                300
                                              -----------      -----------
          Accrued liability                    $(1,200)           $(1,000)
                                              -----------      -----------

                                     United States Plans  International Plans
                                    -----------------------------------------
                                         1996       1995      1996    1995
                                    -----------------------------------------
          Assumptions:
            Discount rate                7.5%      7.0%       6.5%    7.5%

            Rate of increase in
              compensation               6.0%      6.0%       3.0%    3.0%



            Directors' retainer
              increase                   5.5%      5.5%         -      -
            Long-term rate of
              return on assets           9.0%      9.0%      9.25%    9.5%
                                      ----------------------------------------

          OTHER RETIREMENT BENEFITS: The Company provides minimal life insurance benefits for certain United States retirees and pays a portion of healthcare (medical and dental) costs for retired United States salaried employees and their dependents. Benefits for plan participants age 65 and older are coordinated with Medicare. In March 1996, the Company changed the plan to mandate Medicare Risk (HMO) coverage wherever possible and capped the total contribution for non-HMO coverage. In addition, the plan is now available only to active employees who are age 45 or older. These plan changes reduced the accrued obligation and such reduction is being amortized as a component of the benefit cost. Retirees' contributions to the cost of these benefits may be adjusted from time to time. The Company's obligation is unfunded.
               Total (income) expense recognized for 1996, 1995 and 1994 with respect to these non-pension retirement benefits includes the following:

                                                 1996       1995       1994
                                             -------------------------------
          Service cost                        $   500   $   400     $   500
          Interest cost                           600       900       1,000
          Net amortization and deferral        (1,200)     (100)         -
                                             -------------------------------
          Total                               $  (100)  $ 1,200     $ 1,500
                                             -------------------------------

          The following sets forth the accrued obligation included in the accompanying balance sheets at December 31, 1996 and 1995, applicable to each employee group for non-pension retirement benefits:

                                                           1996       1995
                                                       --------------------
          Retired employees                            $ (3,400)  $ (6,200)
          Active employees--fully eligible               (1,400)    (2,000)
          Active employees--not fully eligible           (1,800)    (5,800)
                                                       --------------------
          Total                                          (6,600)   (14,000)
          Unrecognized net loss (gain)                    1,000       (700)
          Unrecognized gain from plan changes            (9,000)      (500)
                                                       --------------------
          Accrued liability                            $(14,600)  $(15,200)
                                                       --------------------

          The discount rates used were 7.5% for 1996 and 7% for 1995; the healthcare cost trend used is 9.5%, decreasing to 5.5% by 2007. Increasing the assumed trend rate for healthcare costs by one percentage point would result in an accrued obligation of $7,000 at December 31, 1996, for these retirement benefits and an increase of $100 in the related 1996 expense.

          OTHER: The Company provides certain postemployment benefits for terminated and disabled employees, including severance pay, disability-related benefits and healthcare benefits. These costs are accrued over the employee's active service period under certain circumstances or at the date of the event triggering the benefit.
               The Company also sponsors a defined contribution savings plan for certain salaried and hourly United States employees. Company contributions are equal to 50% of each participant's contribution up to 6% of their base compensation. Total expense under the plan in 1996, 1995 and 1994 was $900, $900 and $800, respectively.

          CAPITAL STOCK
            Purchases (sales) of Common Stock held in treasury during the three years ended December 31, 1996 are as follows:


                                                 1996       1995     1994
                                         --------------------------------
          Shares held at January 1            224,000    381,100  929,700
          Purchases, net,
            at fair market value              507,200     38,600   11,200
          Shares issued for acquisition       (19,600)       -   (363,200)
          Stock option exercises             (249,400)  (195,700)(196,600)
                                         --------------------------------
          Shares held at December 31          462,200    224,000  381,100
                                         --------------------------------

           On May 9, 1996, the Company purchased, in accordance with an agreement approved by a majority of non-interested members of the Board of Directors, 440,000 shares of its Common Stock owned by a director who retired from the Board of Directors. The aggregate purchase price was $10,000.

          The Company's Shareholders Rights Plan entitles a shareholder to purchase 1/1000 of a share of a newly designated series of the Company's Preferred Stock at a price of $75.00 with each Right. A Right becomes exercisable if a person or group (acquiror) acquires 15% or more of the Common Stock or commences a tender offer that would result in the acquiror owning 18% or more of the Common Stock. After the Rights become exercisable, and in the event the Company is involved in a merger or other business combination, sale of 50% or more of its assets or earning power, or if an acquiror purchases 18% or more of the Common Stock or engages in self-dealing transactions, a Right will entitle its holder to purchase common stock of the surviving company having a market value twice the exercise price of the Right. The Rights may be redeemed by the Company at $.001 per Right at any time before certain events occur. Two Rights are attached to each share of Common Stock, and such Rights will not trade separately unless they become exercisable. All Rights expire on January 15, 2000.
               In 1992, the Company made an offering under an employee stock purchase plan, which provides for the sale of the Company's Common Stock to substantially all employees at 85% of fair market value. An employee's purchases were limited annually to 10% of base compensation. The offer, which expired on December 31, 1995, has been extended to December 31, 1997. Shares are purchased in the open market, or Treasury shares are used.


          STOCK OPTION AND AWARD PLANS
          The Company has a long-term incentive plan for officers and key management employees of the Company and its subsidiaries that provides for the grant through March 8, 1998 of stock options, stock appreciation rights, restricted stock awards and performance awards. A maximum of 2,925,000 shares of Common Stock or stock equivalents are available for issue under this plan, of which 870,300 shares are available as of December 31, 1996, for future grant. A committee of the Board of Directors determines the terms and conditions of grants, except that the exercise price of certain options cannot be less than 100% of the fair market value of the stock on the date of grant, and all stock options and stock appreciation rights must expire no later than 10 years after the date of grant.
               Option activity under this plan during the three years ended December 31, 1996, is summarized below:

          <OPTION>
                                         1996           1995         1994
          -----------------------------------------------------------------
          Options outstanding,
           January 1                  854,600        726,400      737,600
          Granted                     209,800        332,400      197,400
          Exercised                  (249,400)      (191,200)    (193,600)
          Forfeited                   (64,600)       (13,000)     (15,000)
          -----------------------------------------------------------------
          Options outstanding,
           December 31                750,400        854,600      726,400
          Options exercisable,         -------      ---------     --------
           December 31                630,400        734,600      696,400
          -----------------------------------------------------------------


          Weighted-Average
           Exercise Price                 1996          1995          1994
          -----------------------------------------------------------------
          Options outstanding,
           January 1                     22.60          19.62        17.95
          Granted                        22.45          27.44        24.94
          Exercised                      20.00          19.28        18.43
          Forfeited                      22.73          18.80        22.72
          -----------------------------------------------------------------
          Options outstanding,
           December 31                   23.42          22.60        19.62
          Options exercisable,
           December 31                   22.13          21.37        20.47
          -----------------------------------------------------------------
          The  range of exercise prices  at December 31,  1996 is $15.13 to
          $30.13  per share.   The  weighted-average remaining  contractual
          life at December 31, 1996, is five years.



                                          31

          Under the Company's management incentive plan, participants are paid cash bonuses on the attainment of certain financial goals. Bonus participants are required to use 25% of their cash bonus, after certain adjustments for taxes payable, to purchase Common Stock of the Company at current fair market value. Bonus participants are given a restricted stock award equal to one share for each four shares of Common Stock purchased with bonus awards. These stock awards vest at the end of four years provided that the participant has not made a disqualifying disposition of the stock purchased. Restricted stock awards were granted for 3,300 shares and 3,000 shares in 1995 and 1994, respectively and in 1996, 1995 and 1994, respectively 1,700 shares, 200 shares and 500 shares, were forfeited. Compensation expense is being recognized over the vesting period based on the fair market value of Common Stock on the award date: $25.31 per share in 1995 and $24.94 per share in 1994.

          A nonqualified stock option plan for non-employee directors provides for an annual grant to each eligible director of options covering 1,500 shares at an option price equal to 100% of the fair market value of the Company's Common Stock on the date of grant. Common Stock issued pursuant to the plan may not exceed 200,000 shares of which 131,000 shares are available as of December 31, 1996, for future grants. Option activity under this plan during the three years ended December 31, 1996, is summarized below:

          <OPTION>



                                     1996         1995        1994
          -----------------------------------------------------------------
          Options outstanding,
           January                 48,000       36,000      27,000
          Granted                  13,500       16,500      16,500
          Exercised                   -         (4,500)     (3,000)
          Forfeited                   -             -       (4,500)
          -----------------------------------------------------------------
          Options outstanding      61,500       48,000      36,000
           and exercisable        --------     --------    --------
           December 31
          -----------------------------------------------------------------

          Weighted-Average
           Exercise Price            1996         1995        1994
          -----------------------------------------------------------------
          Options outstanding,
           January 1               $24.60       $22.66      $21.88
          Granted                   22.69        28.25       23.50
          Exercised                   -          22.42       20.63
          Forfeited                   -             -        22.19

                                          32

          -----------------------------------------------------------------
          Options outstanding
           and exercisable
           December 31              24.18        24.60       22.66
          -----------------------------------------------------------------
          The  range  of exercise  prices December  31,  1996 is  $20.63 to
          $28.75  per  share.   The weighted-average  remaining contractual
          life at December 31, 1996 is 2.4 years.


          The Company has elected to continue to measure compensation cost using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, no compensation cost has been recognized related to its stock option and stock purchase plans. If the fair-value based method of accounting for the 1996 and 1995 stock option grants had been applied in accordance with SFAS No. 123, Accounting for Stock-Based Compensation, the Company's net income and net income per share would have been reduced as summarized below:

                                           1996              1995
                                        -------           -------
               Net income as reported   $16,400           $28,700
               Net income pro forma     $15,700           $27,600
               Net income per share
                as reported               $1.00             $1.73
               Net income per share
                pro forma                  $.96             $1.67

          The following assumptions were used in 1996 and 1995 to compute the fair value of the option grants in 1996 and 1995 using the Black-Scholes option-pricing model: a risk-free interest rate of 5.87% and 6.57%, respectively, stock volatility of 25.7% and 19.4%, respectively; dividend yield of 2% in both years; and for both years expected option lives of three years for the long-term plan and two years for the non-employee directors plan.

          COMMITMENTS AND CONTINGENCIES
          At December 31, 1996, the Company was obligated under various operating lease agreements with terms ranging from one month to 20 years. Rental expense in 1996, 1995 and 1994 was $7,900, $6,600 and $5,000, respectively. Minimum rentals for noncancelable operating leases with initial or remaining terms in excess of one year are: 1997--$7,700; 1998--$7,600; 1999--$7,500;
          2000--$6,300; 2001--$6,300 and thereafter $66,100.

               At December 31, 1996, outstanding contractual commitments for the purchase of equipment and raw materials amounted to $8,000, all of which is due to be paid in 1997.

               The Company has accrued the estimated cost of environmental compliance expenses related to soil or groundwater contamination at current and former manufacturing facilities. The ultimate cost to be incurred by the Company and the timing of such payments cannot be fully determined. However, based on consultants' estimates of the costs of remediation in accordance with applicable regulatory requirements, the Company believes the accrued liability of $1,200 at December 31, 1996 is sufficient to cover the future costs of these remedial actions, which will be carried out over the next two to three years. The Company has not anticipated any possible recovery from insurance or other sources.

               On March 30, 1992, OCAP Acquisition Corp. (OCAP) commenced an action in the Supreme Court of the State of New York, County of New York, against Paco, certain of its subsidiaries and R.P.
          Scherer Corporation (Scherer) Paco's former parent company, (collectively, the defendants), arising out of the termination of an Asset Purchase Agreement dated February 21, 1992 (the Purchase Agreement) between OCAP and the defendants providing for the purchase of substantially all the assets of Paco. On May 15, 1992, OCAP served an amended verified complaint (the Amended Complaint), asserting causes of action for breach of contract and breach of the implied covenant of good faith and fair dealing, arising out of defendants' March 25, 1992 termination of the Purchase Agreement, as well as two additional causes of action that were subsequently dismissed by order of the court. The Amended Complaint seeks $75,000 in actual damages, $100,000 in punitive damages, as well as OCAP's attorney fees and other litigation expenses, costs and disbursements incurred in bringing this action. Scherer has asserted a counterclaim against OCAP for breach of contract and breach of the covenant of good faith and fair dealing arising out of the termination of the Purchase Agreement. This matter went to trial in late March 1996 and at the close of the trial, the court dismissed all of the plaintiff's claims and the defendants' counter claims, with each side to bear its own costs. Plaintiff has filed a notice of appeal, and the defendants have filed a cross-appeal.
               Scherer has agreed to indemnify Paco against any liabilities (including fees and expenses incurred after March 31, 1992) it may have as a result of this litigation matter. In the opinion of management, the ultimate outcome of this litigation will not have a material adverse effect on the Company's business or financial condition.


          INDUSTRY SEGMENT AND OPERATIONS BY GEOGRAPHIC AREA
          The West Company and its affiliated companies operate in one industry segment. The Company develops, manufactures and markets stoppers, closures, containers, medical device components and assemblies made from elastomers, metal and plastic, and provides contract packaging and contract manufacturing services for the healthcare and consumer products markets. Total sales include sales to one customer of approximately $48,300, $43,700 and $40,200 in 1996, 1995 and 1994, respectively. Operating information and identifiable assets by geographic area of manufacture are shown below:

                                 1996      1995      1994
                         ---------------------------------

                                          34

          Net sales:
           United States     $283,900  $247,400  $216,600
           Europe             136,200   128,000   114,200
           Other               38,700    37,500    34,300
                         ---------------------------------
          Total              $458,800  $412,900  $365,100
                         ---------------------------------
          Net income from consolidated operations:
           United States     $  5,900  $ 19,000  $ 16,400
           Europe               6,800     5,000     5,500
           Other                2,200     3,800     4,900
                         ---------------------------------
          Total              $ 14,900  $ 27,800  $ 26,800
                         ---------------------------------

          Identifiable assets:
           United States     $246,700  $251,900  $179,000
           Europe             153,800   158,500   151,000
           Other               52,800    48,100    45,500
                          --------------------------------
                             $453,300  $458,500  $375,500
                          --------------------------------
          Investments in affiliated companies:
           United States     $    700  $    700  $  3,300
           Europe               7,300     4,600     2,700
           Other               16,100    16,300    15,900
                          ---------------------------------
                             $ 24,100  $ 21,600  $ 21,900
                          ---------------------------------
          Total assets       $477,400  $480,100  $397,400
                          ---------------------------------

          QUARTERLY OPERATING AND PER SHARE DATA (UNAUDITED)
          THE WEST COMPANY, INCORPORATED AND SUBSIDIARIES
          (in thousands of dollars, except per share data)

                                 1996 Three Months Ended                1995 Three Months Ended
                            ------------------------------------------------------------------------
                             Dec. 31 Sept. 30  June 30March 31(1)  Dec. 31 Sept.30  June 30March 31
                            ------------------------------------------------------------------------
          Net sales         $114,600 $111,300 $119,000  $113,900  $107,600$101,100 $109,000 $95,200
          Gross profit        33,300   29,600   31,900    31,300    29,100  24,700   31,900  32,500
          Net (loss)income     9,900    6,600    8,100    (8,200)    7,900   3,900    8,700   8,200
          Net income(loss)
           per share             .60      .40      .50      (.49)      .47     .24      .52     .50


          (1) First quarter 1996 results include charges related to restructuring actions described in the Note "Restructuring Charge" on page 23.

          REPORT OF INDEPENDENT ACCOUNTANTS

          TO THE SHAREHOLDERS AND THE BOARD OF DIRECTORS OF THE WEST COMPANY, INCORPORATED:

          We have audited the accompanying consolidated balance sheets of The West Company, Incorporated and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
               We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
               In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The West Company, Incorporated and Subsidiaries as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

          Coopers and Lybrand L.L.P.

          600 Lee Road
          Wayne, Pennsylvania
          February 21, 1997

          REPORT OF MANAGEMENT

          The Company's management is responsible for the integrity, reliability and objectivity of publicly reported financial information. Management believes that the financial statements as of the year ended December 31, 1996, have been prepared in conformity with generally accepted accounting principles and that information presented in this Annual Report is consistent with those statements. In preparing the financial statements, management makes informed judgements and estimates where necessary, with appropriate consideration given to materiality.

               In meeting its responsibility for preparing financial statements, management maintains a system of internal accounting controls over financial reporting, including the safeguard of its assets against unauthorized acquisition, use or disposition. This system is designed to provide reasonable assurance that assets are safeguarded and transactions are executed in accordance with management's authorization and recorded properly, allowing for preparation of reliable financial statements. There are inherent limitations in the effectiveness of all internal control systems. The design of the Company's system recognizes that errors or irregularities may occur and that estimates and judgements are required to assess the relative cost and expected benefits of the controls. Management believes that the Company's accounting controls provide reasonable assurance that errors or irregularities that could be material to the financial statements are prevented or would be detected within a timely period.

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


          ______________________________________________
          William G. Little
          Chairman, President and Chief Executive Officer

     TEN YEAR SUMMARY
     THE WEST COMPANY, INCORPORATED AND SUBSIDIARIES
     (in thousands, except per share data)

                                                                            1996        1995       1994
                                                                  --------------------------------------
     SUMMARY OF OPERATIONS
     Net sales                                                          $458,800      412,900    365,100
     Operating profit (loss)                                            $ 32,700       49,800     45,400
     Income (loss) before income taxes and minority interests           $ 25,800       42,500     42,100
     Provision for income taxes                                         $ 10,800       13,900     13,400
     Minority interests                                                 $    100          800      1,900
                                                                  --------------------------------------
     Income (loss) from consolidated operations                         $ 14,900       27,800     26,800
     Equity in net income of affiliated companies                       $  1,500          900        500
                                                                  --------------------------------------
     Income (loss) before change in accounting method                   $ 16,400       28,700     27,300
                                                                  --------------------------------------
     Income (loss) before change in accounting method
      per share (a)                                                     $   1.00         1.73       1.70
     Average shares outstanding                                         $ 16,418       16,557     16,054
     Dividends paid per common share                                    $    .53          .49        .45
                                                                  --------------------------------------
     Research, development and engineering expenses                     $ 11,200       12,000     12,000
     Capital expenditures                                               $ 31,700       31,300     27,100
                                                                  --------------------------------------
     YEAR-END FINANCIAL POSITION
     Working capital                                                    $ 91,100       86,600     50,400
     Total assets                                                       $477,400      480,100    397,400
     Total invested capital:
      Total debt                                                        $ 98,400      114,300     57,800
      Minority interests                                                $    300          200      1,900
      Shareholders' equity                                              $252,000      254,100    227,300
                                                                  --------------------------------------
      Total                                                             $350,700      368,600    287,000
                                                                  --------------------------------------
     PERFORMANCE MEASUREMENTS
     Gross margin (b)                                                   %   27.5         28.6       32.1
     Operating profitability (c)                                        %    7.1         12.1       12.4
     Tax rate                                                           %   41.8         32.8       31.8

                                                      39

     Asset turnover ratio (d)                                           %    .96          .94       1.04
     Return on average shareholders' equity                             %    6.5         11.9       13.2
     Total debt as a percentage of total invested capital               %   28.1         31.0       20.1
                                                                  --------------------------------------
     Shareholders' equity per share                                     $  15.39        15.29      13.81
     Stock price range                                                  $ 30-22 1/8 30 5/8-22 5/8 29 1/8-21 1/4
                                                                  --------------------------------------

     (a) Based on average shares outstanding.
     (b) Net sales minus cost of goods sold, including applicable depreciation and amortization, divided by net sales.
     (c) Operating profit (loss) divided by net sales.
     (d) Net sales divided by average total assets; 1993 asset turnover ratio is based on 12 months' sales for international subsidiaries.

     1996 includes a restructuring charge that reduced operating results by $.91 per share.
     1995 includes for the first time the net operating results of
      Paco from May 1.
     1994 includes for the first time the results of two companies in which majority ownership was acquired in 1994.
     1993 includes 13 months of operating results for international subsidiaries.
     Beginning in 1992 the Company's ownership interest in glass manufacturing operating results is reported as equity in net income of affiliates. Prior to the 1992 sale of a majority interest in such operation, operating results were fully consolidated.
     1991 includes a restructuring charge that reduced operating results by
      $1.37 per share.
     1990 includes a restructuring charge that reduced operating results by $.45 per share, and 1990 included for the first time the results of two companies in which controlling ownership was acquired in 1989.
     1988 included for the first time the results of an affiliate in which majority ownership was acquired in 1988.

     TEN YEAR SUMMARY
     THE WEST COMPANY, INCORPORATED AND SUBSIDIARIES
     (in thousands, except per share data)

               1993         1992       1991        1990        1989          1988          1987
            -----------------------------------------------------------------------------------

            348,700      337,500    328,900     323,200     308,700       285,400       253,300
             40,600       38,700     (1,600)     15,600      38,700        30,100        25,600
             37,500       34,800     (7,700)      9,600      34,400        26,100        22,100
             14,300       14,300      4,700       6,400      13,200        10,100         9,500
              1,700        1,700     (2,400)        300       2,100         1,400         1,000
            -----------------------------------------------------------------------------------
             21,500       18,800    (10,000)      2,900      19,100        14,600        11,600
              1,000          900      1,500       1,400       1,600         2,800         2,100
            -----------------------------------------------------------------------------------
             22,500       19,700     (8,500)      4,300      20,700        17,400        13,700
            -----------------------------------------------------------------------------------
               1.42         1.26       (.55)        .27        1.28          1.07           .85
             15,838       15,641     15,527      15,793      16,235        16,249        16,195
                .41          .40        .40         .40         .31           .29           .27
            -----------------------------------------------------------------------------------
             11,400       11,100     10,800      10,900      11,900        11,300         9,700
             33,500       22,400     25,600      33,200      34,300        29,700        43,100
             ----------------------------------------------------------------------------------

             46,400       37,700     26,500      36,500      50,400        53,000        45,200
            309,200      304,400    313,200     343,500     313,000       298,900       280,100

             32,300       42,000     58,400      78,500      58,100        55,200        60,500
             10,900       10,100      8,400      11,700       9,100        10,600         6,200
            188,100      168,600    152,600     176,100     179,700       171,400       155,800
            -----------------------------------------------------------------------------------
            231,300      220,700    219,400     266,300     246,900       237,200       222,500
            -----------------------------------------------------------------------------------

               30.2         28.8       25.6        24.4        26.5          25.0          25.3
               11.7         11.5        (.5)        4.8        12.5          10.5          10.1
               38.2         41.1       61.7        66.5        38.5          38.6          42.9
               1.11         1.10       1.00         .98        1.01           .99           .98

                                                      41

               13.2         12.3       (8.9)        2.4        11.8          10.6           9.3
               14.0         19.1       26.6        29.5        23.5          23.3          27.2
             ----------------------------------------------------------------------------------
              11.82        10.71       9.81       11.37       11.15         10.53          9.61
      25 1/4-19 7/8  24 1/8-16 3/4  18 3/4-11 1/8 20-10 1/2 22 5/8-14 7/8  17 1/2-12 1/4 22 1/8-12 1/2
            -----------------------------------------------------------------------------------





































                                                      42