Form 10-K, Exhibit 13
period 1997-12-31
WEST CO INC
filed 1998-04-01
CIK 105770

Exhibit 13
FINANCIAL REVIEW
--------------------
The West Company (the Company) manufactures and markets specialized products that satisfy the unique filling, sealing, dispensing and delivery needs of the healthcare and consumer products industries. Over 85% of the Company's revenues are generated by the healthcare markets. The Company's products include stoppers, closures, containers, medical device components and assemblies made from elastomers, metal and plastic. The Company also provides contract packaging and contract manufacturing services.

The following is management's discussion and analysis of the Company's operating results for the three years ended December 31, 1997 and its financial position as of year-end 1997. The information should be read in conjunction with the financial statements and accompanying notes appearing elsewhere in this report.

RESULTS OF OPERATIONS
---------------------
The Company's 1997 net income was $44.4 million, or $2.69 per share. This net income includes a $7.9 million net tax benefit associated mainly with the tax reorganization of the Company's German subsidiaries in 1997. The 1996 net income of $16.4 million, or $1.00 per share, reflects a $15 million net charge to income in the first quarter of 1996 related to a restructuring plan. Excluding the tax benefit in 1997 and restructuring charge in 1996, the Company's 1997 net income was $36.5 million, or $2.21 per share, which compares with 1996 net income of $31.3 million, or $1.91 per share, and 1995 net income of $28.7 million, or $1.73 per share.

In May 1995, the Company acquired Paco Pharmaceutical Services, Inc. (Paco), a provider of contract manufacturing and contract packaging services to pharmaceutical and consumer products companies in the United States and Puerto Rico. Paco's operating results have been consolidated since May 1, 1995. In December 1995, the Company purchased the remaining 49% minority interest in Schubert Seals A/S (Schubert). The terms of these transactions are described in the Note "Acquisitions and Investments" to the Consolidated Financial Statements.

During 1996 and 1997, the Company implemented a major restructuring plan adopted in the first quarter of 1996. The plan included downsizing or closing manufacturing facilities. Three manufacturing facilities in Argentina, Puerto Rico and Germany were closed and the machinery business was sold. Facilities in Brazil and Pennsylvania were downsized and a development facility in Colorado was closed. An approximate 5% reduction in the workforce was completed. The total restructuring charge was $21.5 million, approximately $7.3 million of which represented severance and benefits. The remaining charge covered the facility closing costs and reduction to net realizable value of the facilities and equipment made excess by the restructuring actions. The restructuring plan is part of an overall strategy that includes enhanced technical capabilities and product offerings for customers. Specifically, the actions created focused, more efficient factories, and shifted certain production to lower-cost locations so that the Company can meet the demands of the healthcare industry for high quality, cost-effective products.

NET SALES
----------
Net sales were $452.5 million in 1997, a decrease of $6.3 million, or 1%, compared with net sales of $458.8 million in 1996. Without the effect of the strong U.S. dollar, which reduced reported sales by about $12.9 million, and without the 1996 machinery sales, a business sold in 1996, sales in 1997 were 2% higher. Contract service sales increased 13% in 1997 compared with 1996 largely as a result of stronger demand for Paco's contract packaging and manufacturing services, and because Paco supplied a larger portion of the materials used in 1997 production.

Sales of core products manufactured for the healthcare markets increased 1% (measured at constant exchange rates) in 1997 compared with 1996. Sales in domestic markets increased at modest growth rates reflective of the market, and the product mix was favorable. Sales in international markets were lower, and the product mix was unfavorable. Continued consumer and government pressure to control and even reduce the cost of healthcare delivery is transforming the healthcare markets. Customers have responded by establishing aggressive cost reduction programs and in certain instances reducing inventory levels. The Company's ability to increase prices is becoming more limited and competitive activity is increasing. Future results are becoming more difficult to predict in these circumstances, but the current forecast indicates that soft sales demand will continue in the first half of 1998. The Companycontinues to focus on the needs of its customers with planned introductions of new services and products.

Sales to consumer markets decreased 4% compared with 1996. The decline occurred in the last quarter of 1997. The decrease in consumer sales is in part due to lower demand for Spout-Pak(R), a fitment for gable-carton juice containers, low demand for certain customers' products, and the loss of customers' replacement products to other suppliers. Spout-Pak' demand has been declining since mid-1997 when a competitive fitment was introduced. The Company is currently working with its customer on expansion into additional markets with a new fitment.

In 1996, net sales increased by 11%, or $45.9 million, compared with 1995. Paco's sales were responsible for the majority of this sales increase. Reported Paco sales increased 84%, a combination of full year ownership and strong demand.

Sales of core healthcare products increased 7% (measured at constant exchange rates) in 1996 compared with 1995 due to a combination of price increases and higher demand. Volume increases were especially strong in European markets, although the product mix was less profitable. In domestic markets, volume increases were smaller, although the product mix showed a slight improvement. In other international markets served, increased sales mainly reflect higher demand.

Lower demand in certain consumer products markets, especially in the first half of 1996, resulted in a 10% decline in product sales to these markets compared to 1995. However, the Company did experience strong demand for Spout-Pak', with a volume increase of 10% compared with 1995. Machinery sales were flat compared with 1995, despite the sale of this business in the third quarter of 1996. Reported consolidated sales were reduced by about $4.4 million due to the stronger U.S. dollar compared with most European currencies.

GROSS PROFIT
-------------
The consolidated gross margin in 1997 was 29.2%, and gross profit was $132.1 million. These results compare with a 27.5% gross margin and gross profit of $126.1 million in 1996.

Margins on core healthcare product sales increased again by more than one percentage point. Margins in domestic markets improved significantly due to cost savings initiatives, which more than offset inflation, and to a more profitable product mix. However, margins in international markets were lower due to lower sales volume and a less profitable product mix.

Paco gross margins doubled due to sales volumes and efficiencies achieved. The management of Paco was strengthened, and Paco's equipment is being upgraded to attract higher-margin, longer-running sales opportunities.

Margins on consumer product sales increased, despite the lower sales volume, due to lower resin raw material costs which are passed through to the customer in lower prices and cost savings initiatives.

The gross margin of 27.5% in 1996 represented a decline from the 28.6% margin achieved in 1995. However, gross profit increased 4.8% to $126.1 million. The margin decline reflected the impact of the full year consolidation of the lower-margin service operations provided by Paco. Margins on core health care product sales increased by more than one percentage point due primarily to price increases. Excluding price increase impacts, margins on health care product sales were about equal to 1995. Volume increases and programs to create centers of manufacturing excellence to improve the cost structure and increase efficiencies offset inflation and the less favorable product mix.

Margins on Paco sales declined year-over-year due in part to low-priced contracts that had been negotiated prior to acquisition and to inefficient operations especially in the first half of the year.

Margins on consumer plastic sales increased, despite the lower volume, due to cost saving initiatives, lower U.S. employee fringe benefit costs and product mix. The machinery business generated a small gross profit in 1996 compared with a loss in 1995.


EXPENSES
---------
Selling, general and administrative expenses as a percentage of sales were 15.5% in 1997, 15.9% in 1996, and 16.9% in 1995.

Selling, general and administrative expenses totaled $70.2 million in 1997, $72.8 million in 1996, and $69.9 million in 1995. The 4% decrease in these expenses in 1997 compared with 1996 was primarily the result of lower pension costs due to higher income on pension plan assets and the impact of the stronger U.S. dollar. These decreases more than offset the following factors: inflationary cost increases, increased bad debt expense primarily related to the bankruptcy of a customer and higher expenses in Asia Pacific due to the recent financial crisis in that market, an increase in estimated expenses associated with environmental remediation activity, and higher spending related to drug delivery system development.

The 4% increase in these expenses in 1996 compared with 1995 were primarily the result of the following three factors: the accrual of 1996 incentive compensation compared with no incentive compensation payment being earned for 1995, the consolidation of four additional months of operations of Paco, and inflationary cost increases. These increases were offset, in part, by a reduction in headcount related to the 1996 restructuring plan, lower U.S. employee fringe benefit costs, lower claim costs and the impact of a stronger U.S. dollar.

Transactions included in the other income category netted to income of $1.1 million in 1997, $.9 million in 1996, and $1.5 million in 1995. Interest income, included therein, totaled $2.0 million in 1997, $1.3 million in 1996, and $2.0 million in 1995. In the most recent two years, cash balances available for investment have increased significantly. Historically, interest income was generated mainly in Brazil but has declined since mid-1994 when Brazil adopted an economic plan designed to reduce inflation and stabilize the currency, consequently reducing interest rates. Beginning in 1998, the Company's subsidiary in Brazil will no longer be accounted for as operating in a hyperinflationary economy since its cumulative inflation rate has dropped dramatically over the past three years. In addition, in 1995 the Company had a high level of advances to customers, related to new product programs, which have been repaid. Also included in this category are foreign currency translation and transaction losses totaling $.1 million in both 1997 and 1996, and $1.4 million in 1995. The large loss in 1995 reflects accounting in the higher-inflation countries of South America, mainly Brazil where the economic plan noted earlier has reduced translation losses. Foreign currency transaction gains in 1997 of $.1 million, $.2 million in 1996, and $.6 million in 1995 reflect realignment of European currencies. Net losses on real estate and investments totaled $.7 million in 1997, and $.2 million in both 1996 and 1995. Losses on disposition of obsolete equipment were lower in 1997 after having increased in 1996.

INTEREST
---------
Interest costs totaled $6.0 million in 1997 compared with $7.3 million in 1996 and $7.8 million in 1995, of which $.4 million, in 1997 and 1996 and $.5 million in 1995 were capitalized as part of the cost of capital asset acquisitions.

The average consolidated debt level decreased in both 1997 and 1996. Higher debt levels in 1995 reflect the acquisitions made in 1995 and 1994. Interest rates also were lower in both 1997 and 1996 compared with the prior year.

INCOME TAXES
-------------
The effective tax rate on consolidated income was 23.2% in 1997, 41.8% in 1996 and 32.8% in 1995.

The low tax rate for 1997 was significantly affected by two events; 1) a tax reorganization of the Company's German subsidiaries which resulted in a significant increase in tax basis for the assets of these entities and resulted in tax credit refunds, and 2)repatriation of cash dividends from certain subsidiaries. The net impact of these events was a net $7.9 million tax benefit. The net benefit was originally recorded in the third quarter at the time of the events. Subsequent tax law changes and completion of a tax audit in December 1997 reduced the benefit recorded in the third quarter. Excluding this benefit, the 1997 effective tax rate is 37%, which includes the impact of an increase in the statutory tax rate of France, enacted in the fourth quarter.

The higher 1996 tax rate reflects the low tax benefit on certain components of the restructuring charge. Excluding the restructuring charge and the applicable tax benefits, the 1996 effective tax rate would have been 36.6%.

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

MINORITY INTERESTS AND EQUITY IN AFFILIATES
-------------------------------------------

Minority interests in net income of subsidiaries are insignificant since the Company's late 1995 purchase of the remaining minority interest in Schubert. Only a small minority ownership interest in a subsidiary in Spain remains.

Income from investments in affiliated companies totaled $.5 million in 1997, $1.5 million in 1996, and $.9 million in 1995. The decrease in 1997 mainly reflects much lower operating margins at Daikyo Seiko, Ltd., a Japanese company in which the Company owns a 25% equity stake, and net expenses related to the Company's investment in DanBioSyst UK Ltd., a contract research firm specializing in drug delivery systems. The decline in Daikyo's contribution reflects significant new plant investment and higher administrative costs related to a newly-introduced product line, Resin CZ(R) vials, and a weaker Japanese yen. The investment in DanBioSyst was recognized on an equity basis for the first time in 1997.


The increase in affiliate contributions in 1996 was mainly the result of higher sales and improved margins for Daikyo. The 1996 improvements were offset, in part, by the September 30, 1995 sale of the Company's 40% partnership interest in Schott West Pharmaceutical Glass Company and a weaker Japanese yen. Results of the Company's investment in affiliates in Mexico were lower in 1997 due to sales declines but were improved in 1996 compared with 1995 due to lower currency translation losses.

FINANCIAL POSITION
--------------------
The Company believes that its financial position and current capitalization indicate an ability to finance substantial future growth. Cash flow from operations totaled $67.7 million in 1997. Working capital at December 31, 1997, totaled $112.7 million, a ratio of current assets to current liabilities of 2.9 to 1, and includes a cash balance of $52.3 million. Debt to total invested capital (total debt, minority interests and shareholders' equity) was 24.2%; the outstanding debt balance was $89 million at December 31, 1997, compared with $98.4 million at year-end 1996.

The cash flow from operations of $67.7 million, combined with cash from exercise of employee stock options totaling $4 million, funded $34.4 million of 1997 capital expenditures, $1.7 million of debt reduction and $9.4 million of cash dividends to shareholders ($.57 per share). The balance is reflected in a $25 million increase in cash and cash investments.

The Company has two revolving credit facilities which were amended and increased in 1997. The first facility now provides for borrowings up to $70 million and has a term of 364 days, renewable at the lender's option. The second facility provides for borrowings up to $55 million through August 2002. At year-end 1997, the Company had $70 million and $32.9 million available under the short-term and long-term facilities, respectively. In addition, unused short-term committed credit facilities totaling $21 million and unused long-term credit facilities totaling $9 million at December 31, 1997, were available to subsidiaries.

The asset turnover ratio declined slightly to .95 in 1997 due to the sales decrease. Return on average shareholders' equity was 16.7% for 1997, increasing significantly over the 1996 return of 6.5%. The unusual restructuring charge and tax benefit recorded in 1996 and 1997, respectively, are the reasons for the significant difference.

1998 REQUIREMENTS
------------------
Cash requirements for capital projects in 1998 are estimated at $45 million. These projects focus on cost reduction and quality improvements through technology upgrades and product and process standardization. New product tooling and equipment and facilities to support the development of drug delivery systems also are planned. Acquisition and implementation of new information management systems will continue, as will maintenance and improvements to the existing production capacity.

The Company is in the process of addressing the impact of the Year 2000 on the conduct of the business. The Company has been implementing a plan over the past two years and expects the work to continue into 1999. New software applications have been installed or are in implementation stage which address Year 2000 compliance in the Company's information systems. Other potential exposure areas are being addressed throughout the Company. Equipment is being reviewed with vendors and internal tests are being conducted on critical items of equipment. Non-compliant equipment is expected to be repaired by year end 1998 or replaced before year end 1999. All principal material, supply and equipment vendors have been contacted to determine their progress. Government agencies, financial institutions and other service providers are being contacted to determine the programs that are being followed with certification sought from all providers indicating their completion of Year 2000 programs. The Company believes that it is addressing all of the areas critical to its ability to conduct business in the future without interruption due to the Year 2000. Significant time is being spent to install compliant software but in most instances the system is being implemented mainly for its improved functionality. Internal resources are being used in other areas to carry out the Year 2000 program and the Company does not anticipate any other significant costs related to these activities.

In accordance with the Company's foreign exchange management policy, the adverse consequences resulting from foreign currency exposure are mitigated in part by engaging in certain hedging activities. Foreign exchange forward contracts are used to minimize exposure related to foreign currency transactions and commitments for raw material purchases. The Company has entered into interest rate swap agreements to minimize risk to interest rate increases. The Note "Financial Instruments" to the Consolidated Financial Statements explains the impact of such hedges and interest rate swaps on the Company's results of operations and financial position.

Cash requirements for remedial activity related to environmental cleanup are not expected to exceed $1 million in 1998. In 1997, payments related to environmental cleanup totaled $.4 million. The Company has been indemnified by other financially responsible parties against future government claims relating to groundwater contamination at a Puerto Rico site, and the Company does not anticipate any remedial expenses with respect to this site.

In 1998, in addition to cash flow from operations, the Company expects proceeds from employee stock option exercises to equal the average of the past several years. Management believes these sources of cash, available credit facilities and the Company's current capitalization provide sufficient flexibility to meet future cash flow requirements and pursue its stated acquisition strategy.

Statements about anticipated 1998 earnings and the timing and nature of contributors to 1998 results are forward-looking statements that involve risks and uncertainties. The following important factors have affected, and in the future could effect, the Company's actual results and could cause the Company's results to differ materially from those expressed in any forward looking statements made by, or on behalf of, the Company. These, include but are not limited to, sales demand, the timing of customers' product introductions, competitive pressures, the strength or weakness of the U.S. dollar, inflation, the cost of raw materials, successful continuance of cost-improvement programs, the potential dilution from acquisitions of other businesses, and the cost of borrowing funds.

CONSOLIDATED STATEMENTS OF INCOME
THE WEST COMPANY, INCORPORATED AND
SUBSIDIARIES FOR THE YEARS
ENDED DECEMBER 31, 1997, 1996 AND 1995
(in thousands, except per share data)

                                                  1997                    1996                    1995
                                          ------------------------------------------------------------------
Net sales                                 $452,500       100%    $458,800        100%     $412,900       100%
Cost of goods sold                         320,400        71      332,700         73       294,700        71
                                          ------------------------------------------------------------------
 Gross profit                              132,100        29      126,100         27       118,200        29
Selling, general and
 administrative expenses                    70,200        16       72,800         16        69,900        17
Restructuring charge                          --          --       21,500          5          --          --
Other income, net                           (1,100)       (1)        (900)        (1)       (1,500)       --
                                          ------------------------------------------------------------------
 Operating profit                           63,000        14       32,700          7        49,800        12
Interest expense                             5,600         1        6,900          1         7,300         2
                                          ------------------------------------------------------------------
 Income before income taxes and
  minority interests                        57,400        13       25,800          6        42,500        10
Provision for income taxes                  13,300         3       10,800          2        13,900         3
Minority interests                             200        --          100         --           800        --
                                          ------------------------------------------------------------------
 Income from consolidated operations        43,900        10%      14,900          4%       27,800         7%
  Equity in net income of                                 --                      --                      --
  affiliated companies                         500                  1,500                      900
                                          ------------------------------------------------------------------

 Net income                               $ 44,400               $ 16,400                 $ 28,700
                                          ------------------------------------------------------------------
Net income per share:
 Basic                                    $   2.69               $   1.00                 $   1.73
 Assuming Dilution                        $   2.68               $    .99                 $   1.71
                                          ------------------------------------------------------------------


                                      106



Average Common Shares Outstanding            16,475   16,418       16,557
Average Shares Assuming Dilution             16,572   16,500       16,705

CONSOLIDATED BALANCE SHEETS
THE WEST COMPANY, INCORPORATED AND SUBSIDIARIES
AT DECEMBER 31, 1997 AND 1996

(in thousands, except per share data)

ASSETS                                                                     1997          1996
                                                                         ----------------------
Current assets:
 Cash, including equivalents (1997--$41,700; 1996--$10,400)              $ 52,300      $ 27,300
 Accounts receivable, less allowance (1997--$3,000; 1996--$1,900)          60,400        69,300
 Inventories                                                               38,300        44,000
 Current deferred income tax benefit                                        9,400        10,200
 Other current assets                                                      10,300         5,900
                                                                         ----------------------
Total current assets                                                      170,700       156,700
                                                                         ----------------------
Property, plant and equipment                                             428,600       431,600
Less accumulated depreciation and amortization                            226,400       221,300
                                                                         ----------------------
                                                                          202,200       210,300
Investments in affiliated companies                                        22,700        24,100
Goodwill                                                                   51,600        58,900
Deferred charges and other assets                                          30,700        27,400
                                                                         ----------------------
                                                                         $477,900      $477,400
                                                                         ----------------------


                                      107


LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Current portion of long-term debt                                       $    700      $  1,000
 Notes payable                                                                900         1,900
 Accounts payable                                                          18,600        23,900
 Accrued expenses:
  Salaries, wages and benefits                                             13,400        13,900
  Income taxes payable                                                      5,400         3,100
  Other                                                                    19,000        21,800
                                                                         ----------------------
Total current liabilities                                                  58,000        65,600
                                                                         ----------------------
Long-term debt, excluding current portion                                  87,400        95,500
Deferred income taxes                                                      30,100        39,700
Other long-term liabilities                                                24,300        24,300
Minority interests                                                            400           300
Shareholders' equity:
 Preferred Stock, shares authorized: 3,000;
  shares issued and outstanding: 1997-0; 1996-0
 Common Stock, par value $.25 per share; shares authorized: 50,000;
  shares issued: 1997--16,845; 1996--16,845;
  shares outstanding: 1997--16,568; 1996--16,383                            4,200         4,200
 Capital in excess of par value                                            24,000        24,000
 Cumulative foreign currency translation adjustments                        3,400        16,300
 Unrealized holding gains (losses) on securities, net                         100           400
 Retained earnings                                                        252,500       217,700
                                                                         ----------------------
                                                                          284,200       262,600
Less Treasury Stock (1997--277 shares; 1996--462 shares)                    6,500        10,600
                                                                         ----------------------
Total shareholders' equity                                                277,700       252,000
                                                                         ----------------------
                                                                         $477,900      $477,400
                                                                         ----------------------

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
THE WEST COMPANY, INCORPORATED AND SUBSIDIARIES FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
(in thousands, except per share data)

                                                            Capital in
                                                   Common    excess of                  Retained          Treasury
                                                    Stock    par value       Other      earnings             Stock     Total
                                                   ---------------------------------------------------------------------------
Balance, January 1, 1995                           $4,200     $23,200       $17,100    $189,800          $(7,000)    $227,300
                                                   ---------------------------------------------------------------------------
Net income                                                                               28,700                        28,700
Shares issued under stock plans                                   300                                      2,800        3,100
Cash dividends declared ($.50 per share)                                                 (8,300)                       (8,300)
Foreign currency translation adjustments                                      3,000                                     3,000
Unrealized gains (losses) on
 securities, net                                                                300                                       300
                                                   ---------------------------------------------------------------------------
Balance, December 31, 1995                          4,200     23,500         20,400     210,200           (4,200)     254,100
                                                   ---------------------------------------------------------------------------
Net income                                                                               16,400                        16,400
Shares issued under stock plans                                  400                                       3,200        3,600
Shares issued for acquisition                                    100                                         400          500
Shares repurchased                                                                                       (10,000)     (10,000)
Cash dividends declared ($.54 per share)                                                 (8,900)                       (8,900)
Foreign currency translation adjustments                                     (3,800)                                   (3,800)
Unrealized gains (losses) on
 securities, net                                                                100                                       100
                                                   ---------------------------------------------------------------------------
Balance, December 31, 1996                          4,200      24,000        16,700     217,700          (10,600)     252,000
                                                   ---------------------------------------------------------------------------




                                      109

Net income                                                                               44,400                        44,400
Shares issued under stock plans                                                                            4,100        4,100
Cash dividends declared ($.58 per share)                                                 (9,600)                       (9,000)
Foreign currency translation adjustments                                    (12,900)                                  (12,900)
Unrealized gains (losses) on
 securities, net                                                               (300)                                     (300)
                                                 ----------------------------------------------------------------------------
Balance, December 31, 1997                       $  4,200    $ 24,000       $ 3,500    $252,500        $  (6,500)    $277,700
                                                 ----------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
THE WEST COMPANY, INCORPORATED AND SUBSIDIARIES
FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

(in thousands)                                                        1997              1996                 1995
                                                                   -----------------------------------------------
Cash flows from operating activities:
 Net income                                                        $44,400           $16,400              $28,700
 Adjustments to reconcile net income to net cash
  from operating activities:
  Depreciation and amortization                                     31,900            30,700               29,600
  Restructuring charge                                                   -            21,500                   -
  Loss on sales of real estate and investments                         700               200                  200
  Deferred income taxes                                             (7,500)           (5,700)               2,000
  Pension and other retirement plans                                (4,100)             (600)               1,400
  Equity in undistributed earnings of affiliated
   companies, net                                                     (100)           (1,100)                (700)
  Decrease (increase) in accounts receivable                         1,000            (3,400)               1,400
  Decrease (increase) in inventories                                 2,700            (2,700)              (4,500)
  Decrease (increase) in other current assets                          400              (300)                 500
  (Decrease) increase in other current liabilities                  (1,300)            5,900              (13,100)
  Other operating items                                               (400)            2,500                  600
                                                                   ----------------------------------------------
Net cash provided by operating activities                           67,700            63,400               46,100
                                                                   ----------------------------------------------
Cash flows from investing activities:
 Property, plant and equipment acquired                            (34,400)          (31,700)             (31,300)
 Proceeds from sales of assets                                       1,700             7,200                4,500
 Payments for acquisitions, net of cash acquired                         -            (1,600)             (72,200)
 Customer advances, net of repayments                                 (300)            1,600               (1,600)
                                                                   ----------------------------------------------
Net cash used in investing activities                              (33,000)          (24,500)            (100,600)
                                                                   ----------------------------------------------


                                      111

Cash flows from financing activities:
 Borrowings under long-term
  revolving credit agreements, net                                     200             1,500               20,200
 Proceeds from other long-term debt                                      -                -                50,800
 Repayment of long-term debt                                        (1,200)           (9,000)             (27,300)
 Notes payable, net                                                   (700)           (6,200)               5,500
 Issuance of Common Stock, net                                       4,000             3,500                2,800
 Dividend payments                                                  (9,400)           (8,700)              (8,100)
 Purchase of treasury stock                                              -           (10,000)                 -
                                                                   -------------------------------------------------
Net cash (used in) provided by financing activities                 (7,100)          (28,900)              43,900
                                                                   -------------------------------------------------
Effect of exchange rates on cash                                    (2,600)             (100)                 800
                                                                   -------------------------------------------------
Net increase (decrease) in cash and cash equivalents                25,000             9,900               (9,800)
Cash and cash equivalents at beginning of year                      27,300            17,400               27,200
                                                                   -------------------------------------------------
Cash and cash equivalents at end of year                           $52,300           $27,300              $17,400
                                                                   -------------------------------------------------
Supplemental cash flow information:
 Interest paid net of amounts capitalized                          $ 5,700           $ 6,200              $ 6,300
 Income taxes paid                                                 $20,000           $14,300              $12,800
                                                                   -------------------------------------------------

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

FINANCIAL INSTRUMENTS: The Company uses interest rate swaps and forward exchange contracts to minimize the economic exposure related to fluctuating interest and foreign exchange rates. Amounts to be paid or received under interest rate swaps are accrued as interest expense, and presented in the financial statements on a net basis. Gains and losses on hedges of existing assets and liabilities are recognized monthly and offset gains and losses on the underlying transaction. Gains and losses related to firm commitments, primarily raw material purchases including local needs in foreign subsidiaries, are deferred and recognized as part of the underlying transaction.

MARKETABLE SECURITIES: The Company classifies its investments in debt and marketable securities under one of three categories: held-to-maturity, available-for-sale and trading. Unrealized gains and losses on securities available-for-sale are recorded in stockholders' equity and are not material.

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are carried at cost. Maintenance and minor repairs and renewals are charged to expense as incurred. Upon sale or retirement of depreciable assets, costs and related depreciation are eliminated, and gains or losses are recognized in the determination of net income.

The Company continually evaluates the appropriateness of the remaining estimated useful life and the carrying value of its operating assets, goodwill and other intangible assets. Carrying values in excess of undiscounted estimates of related cash flows are expensed when such determination is made.

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

RESEARCH AND DEVELOPMENT: Research, development and engineering expenditures for the creation and application of new or improved products and processes, which amounted to $12,000 in 1997 and $11,200 in 1996 and $12,000 in 1995, are expensed as incurred, and are net of customer reimbursements.

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

STOCK-BASED COMPENSATION: The Company has elected to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

NET INCOME PER SHARE: Basic net income per share is computed by dividing net income by the weighted-average number of shares of Common Stock outstanding during each period. Net income per share, assuming dilution, considers the potential issuance of common shares under the Company's stock option and award plans, based on the treasury method. The treasury method assumes use of exercise proceeds to repurchase Common Stock at the average fair market value in the period.

OTHER INCOME (EXPENSE)
Other income (expense) includes the following:


                                    1997           1996         1995
                                    ----           ----         ----
 Interest income                   $ 2,000       $ 1,300       $ 2,000
Foreign exchange losses              --            (100)       (1,400)
Loss on sales of real estate
  and investments                    (700)         (200)         (200)

Other                                (200)         (100)        1,100
                                  -------       -------       -------
                                  $ 1,100       $   900       $ 1,500
                                  -------       -------       -------

RESTRUCTURING CHARGE

On March 29, 1996, the Company approved a major restructuring plan which included the closing or substantial downsizing of six manufacturing facilities, disposition of related excess equipment and properties and an approximate 5% reduction of the workforce. The total estimated charge related to these planned actions was $15,000, net of $6,500 of income tax benefits, and was accrued in the first quarter of 1996. Approximately one-third of the net charge related to reduction in personnel, including manufacturing and staff positions, and covered severance pay and other benefits to be provided to terminated employees. At December 31, 1997, 225 employees have been terminated and total payout of severance and benefits to date is $6,700. The remaining accrued net charge covered facility close down costs and reduced to estimated net realizable value the carrying value of equipment and facilities made excess by the restructuring plan. Facilities in Puerto Rico, Colorado, Germany and Argentina were closed; two of four buildings idled have been sold to date. Facilities in Brazil and Pennsylvania were downsized and the machinery manufacturing operations were sold. Restructuring activities, except for sale of two buildings and certain excess equipment and payout of remaining severance have been completed.


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

On December 18, 1995, the Company acquired the remaining minority ownership interest in Schubert Seals A/S (Schubert), a Danish manufacturer of metal seals and related products mainly for the pharmaceutical industry. The purchase price for the minority owner's interest was DK40,000 ($7,200 at December 18, 1995) and was financed through new debt facilities. The excess of the purchase price over the net assets acquired approximates $4,500 and is being amortized over 40 years.


These acquisitions were accounted for as purchases. The following table presents selected financial information for the year ended December 31, 1995, on a pro forma basis (unaudited) assuming the acquisitions noted above had occurred on January 1, 1995:


                                                        1995
                                                   ---------
Net sales                                           $433,000
Income before taxes                                   40,000
Income from consolidated
 operations                                           26,600
Net income                                            27,500
Basic net income per share                          $   1.66
                                                   ---------

The Company acquired in each of the years 1996 and 1995 a 10% ownership interest in DanBioSyst UK Ltd.(DBS), a contract reseach company specializing in noninvasive drug delivery methods. The total consideration for these acquisitions was $1,600 in cash and $500 in Common Stock in 1996 and cash of $2,500 in 1995. The Company currently holds a 30% ownership interest in DBS.

INCOME TAXES
Income before income taxes and minority interests was derived as follows:

                                    1997              1996              1995
                                    ----              ----              ----

Domestic operations               $39,500         $ 11,500          $ 26,700
International operations           17,900           14,300            15,800
                                  -------         --------          --------
                                  $57,400         $ 25,800          $ 42,500
                                  -------         --------          --------



The related provision for income taxes consists of:

                          1997           1996           1995
                        --------       --------       --------
Currently payable:
 Federal                $ 16,000       $  8,000       $  5,600
 State                       600            700            600
 International             4,200          7,800          5,700
                        --------       --------       --------

                          20,800         16,500         11,900
                        --------       --------       --------

Deferred:
 Federal                   1,800         (3,600)         1,200
 State                      --             (200)           100
 International            (9,300)        (1,900)           700
                        --------       --------       --------
                          (7,500)        (5,700)         2,000
                        --------       --------       --------
                          13,300       $ 10,800       $ 13,900
                        --------       --------       --------

A reconciliation of the United States statutory corporate tax rate to the Company's effective consolidated tax rate on income before income taxes and minority interests is as follows:

                                              1997     1996       1995
                                             -------  -------    ------
Statutory corporate tax rate                  35.0%    35.0%       35.0%
Tax on international operations
 in excess of
  United States tax rate                       4.7      2.4         1.6
German tax reorganization benefit            (21.7)       -           -
U.S. tax on repatriated
 international earnings                        4.3      1.0          .1
Puerto Rico tax accounting change                -        -        (1.9)
State income taxes, net of Federal
 tax benefit                                    .7      1.8         1.0
Other                                           .2      1.6        (3.0)
                                             -------  -------    ------
Effective tax rate                            23.2%    41.8%       32.8%
                                             -------  -------    ------


In the third quarter of 1997, the Company completed a tax reorganization of certain German subsidiaries. The benefit of this reorganization was reduced in the fourth quarter due to a tax law change and completion of a tax audit.

The net current and noncurrent components of deferred income taxes recognized in the balance sheet at December 31 are as follows:

                                 1997           1996
                                -------         -------
Net current assets              $ 9,000         $10,200
Net noncurrent liabilities       19,500          29,800
                                -------         -------

The following is a summary of the significant components of the Company's deferred tax assets and liabilities as of December 31:

                                                   1997                  1996
                                                  -------               -------
Deferred tax assets:
 Loss on asset dispositions
  and plant closings                               $2,500               $ 2,900
 Severance and deferred
  compensation                                      9,200                 9,100
 German tax reorganization                          8,300                    -
 Net operating loss carryovers                      2,300                 2,300
 Foreign tax credit carryovers                        900                   900
 Restructuring charge                               1,200                 3,500
 Other                                              4,000                 3,000
 Valuation allowance                               (2,500)               (2,900)
                                                  -------               -------
    Total                                         $25,900               $18,800
                                                  -------               -------

                                                    1997                  1996
                                                  -------               -------
Deferred tax liabilities:
 Accelerated depreciation                         $26,900               $31,500
 Severance and deferred compensation                4,300                 1,900
 Other                                              5,200                 5,000
                                                  -------               -------
     Total                                        $36,400               $38,400
                                                  -------               -------

     At December 31, 1997, subsidiaries had operating tax loss carryovers of $37,300, which will be available to apply against the future taxable income of such subsidiaries. The carryover periods expire beginning with $400 in 1998 and continue through 2002.

     In 1997, the Company repatriated $12,000 of undistributed earnings of international subsidiaries and $2,400 of tax was recorded. At December 31, 1997, remaining undistributed earnings of international subsidiaries, on which deferred income taxes have not been provided, amounted to $74,600. It is the Company's intention to reinvest these undistributed earnings of foreign subsidiaries, and it is not practicable to determine the amount of income or withholding tax that would be payable upon the remittance of those earnings. Such earnings would become taxable upon the sale or liquidation of foreign subsidiaries or upon the remittance of dividends. Tax credits that would become available upon distribution of such earnings could reduce income taxes then payable at the United States statutory rate. As of December 31,

1997, the
Company had available foreign tax credit carryovers of approximately $900 expiring in 1998 through 2002.

Net Income Per Share
--------------------
         In 1997, the Financial Accounting Standards Board (FASB) issued a new standard for calculating and presenting net income per share. The Note "Summary of Significant Accounting Policies" describes the calculation of income per share for the Company based on this new standard. Basic net income per share is identical to the Company's historical presentation of net income per share, which had been calculated using the weighted average number of common shares outstanding, because dilution from the Company's common stock equivalents was immaterial. The Company's income per share in all financial statements has been amended to reflect the new standard.

     The following table reconciles shares used in basic net income per share to the shares used in net income per share assuming dilution. There is no adjustment to the net income of the Company in the calculation of net income per share assuming dilution.

                                          1997            1996             1995
                                         ------         ------            ------
Net Income                              $44,400        $16,400           $28,700
--------------------------------------------------------------------------------
Basic Average Common
Shares outstanding                       16,475         16,418            16,557
Assumed stock options exercised
  and awards vested                          97             82               161
                                        -------        -------           -------
Average common shares,
  assuming dilution                      16,572         16,500            16,718
--------------------------------------------------------------------------------

In June 1997, the FASB issued Financial Accounting Standard No. 130, "Reporting Comprehensive Income", that establishes rules for reporting and displaying comprehensive income. The Company will display comprehensive income and its components in the Consolidated Statement of Shareholders' Equity beginning in 1998. Comprehensive income includes the net income reported and other revenue, expenses, gains and losses which generally accepted accounting principles exclude from current net income. For the Company, the items excluded from current net income are unrealized gains or losses on available-for-sale securities and foreign currency adjustments.


INVENTORIES
Inventories at December 31 include the following:

                             1997                       1996
                           ----------------------------------
Finished goods             $15,800                   $18,000
Work in process              8,100                     8,500
Raw materials               14,400                    17,500
                           ----------------------------------
                           $38,300                   $44,000
                           ----------------------------------

Included above are inventories located in the United States that are valued on the LIFO basis, amounting to $12,600 and $11,000 at December 31, 1997 and 1996, respectively, which are approximately $7,600 and $8,600, respectively, lower than replacement value.

PROPERTY, PLANT AND EQUIPMENT
A summary of property, plant and equipment at December 31 is presented in the following table:

                               Years of
                               Expected
                                 Useful
                                   Life   1997              1996
                               ----------------------------------
Land                                    $  3,500          $ 4,300
Buildings and improvements        7-50    97,000          105,500
Machinery and equipment           3-20   261,800          249,200
Molds and dies                    4-6     52,600           55,200
Construction in progress                  13,700           17,400
                                        -------------------------
                                        $428,600         $431,600
                                        -------------------------

AFFILIATED COMPANIES

At December 31, 1997, the following affiliated companies were accounted for under the equity method:

                                                   Fiscal
                                                      Year          Ownership
                                    Location           End           Interest
                                    -------------------------------------------
The West Company de Mexico S.A.           Mexico    December 31           49%
Aluplast S.A. de C.V.                     Mexico    December 31           49%
Pharma-Tap S.A. de C.V.                   Mexico    December 31           49%
Daikyo Seiko, Ltd.                         Japan     October 31           25%
DanBioSyst U.K. Ltd.              United Kingdom       March 31           30%
                                    -------------------------------------------


A summary of the financial information for these companies is presented below:

                                                         1997         1996
                                                     ------------------------

Balance Sheet:
Current assets                                          $ 80,500   $ 82,400
Noncurrent assets                                         91,900     77,500
                                                     ------------------------
Total assets                                            $172,400   $159,900
                                                     ------------------------
Current liabilities                                     $ 47,600   $ 36,800
Noncurrent liabilities                                    66,500     65,300
Owners' equity                                            58,300     57,800
                                                     ------------------------
Total liabilities and owners' equity                    $172,400   $159,900
                                                     ------------------------



                                   1997              1996               1995
                                ----------------------------------------------
Income Statement:
Net sales                        $79,300           $80,800            $80,400
Gross profit                      19,800            25,500             23,600
Net income                         3,300             5,900              3,400
                                -----------------------------------------------

Unremitted income of affiliated companies included in consolidated retained earnings amounted to $11,100, $11,000 and $9,800 at December 31, 1997, 1996 and 1995, respectively. Dividends received from affiliated companies were $400 in 1997, $400 in 1996 and $200 in 1995.

Daikyo Seiko, Ltd. classifies its debt and equity securities in one of two categories, trading or available-for-sale, and carries them at fair value. Unrealized holding gains and losses on trading securities are included in income. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are reported as part of shareholders' equity until realized. Cost of securities is determined on the moving average method. The Company's equity in these unrealized gains and losses included in the Company's shareholders' equity was $100, $400 and $300 at December 31, 1997, 1996 and 1995, respectively.

DEBT

SHORT-TERM: Notes payable in the amounts of $900 and $1,900 at December 31, 1997 and 1996, respectively, are payable within one year and bear interest at a weighted-average interest rate of 4% and 5.7%, respectively. At December 31, 1996, short-term debt (under a credit line) of $15,800 and short-term debt of BPS 6,950 ($11,900) were classified as long-term because of the Company's intent to renew the borrowings using available long-term credit facilities.

LONG TERM:
At December 31                                   1997         1996
                                                -------      -------
Unsecured:
Revolving credit facility,
 due 2002 (5.7% to 8.05%)                       $22,100      $15,800
Tax-exempt industrial revenue bonds,
 due 2005  (4.2% to 5.95%) (a)                   11,100       11,100
Subordinated debentures, due 2007 (6.5%)          3,200        3,100
Other notes, due 1998 to 2002 (3.93% to 9.5%)    40,300       52,300
Collateralized:
Mortgage notes, due 1998 to 2016 (3.5% to
 12.5%) (b)                                      11,400       14,200
                                                -------      -------
Total long-term debt                             88,100       96,500
Less current portion                                700        1,000
                                                -------      -------
                                                $87,400      $95,500
                                                -------      -------

(a) The proceeds of industrial revenue bonds that were not required for the respective construction projects have been invested by the Company. Use of these excess funds and earnings thereon is restricted to servicing the debt. The aggregate of unexpended proceeds and earnings thereon of $1,400 is reflected as a reduction of the principal outstanding on the bonds.

(b) Real estate, machinery and equipment with a carrying value of $11,900 at December 31, 1997 are pledged as collateral.

In 1997, the Company amended an existing revolving credit facility, increasing the amount available for borrowing and adjusting the interest rate and facility fees. The amended agreement provides for borrowings up to $70,000 and $55,000 with a term of 364 days and five years through August 2002, respectively, renewable at the lenders' option. At December 31, 1997, $70,000 is available under the short-term facility. Interest is charged at a floating rate based on Libor, and a commitment fee ranging up to 3/20% per annum is payable on the facility. Two subsidiaries have long-term lines of credit providing up to FF47,100 ($7,800) at a floating rate based on PIBOR plus 2/5% and a commitment fee up to 3/10% per annum. At December 31, 1997, FF37,100 ($6,200) is available under these facilities. In addition, a subsidiary has a long term line of credit providing up to DM35,000 ($19,500) at floating rates based on DM LIBOR plus 3/10% and a commitment fee of 1/10% per annum. At December 31, 1997, DM5,900 ($3,300) is available under this facility.

At December 31, 1997, $4,300 at par value of Paco's subordinated debentures were outstanding. The subordinated debentures are reflected in the balance sheet net of discount which is being amortized through the maturity date of the subordinated debentures, March 1, 2007. The unamortized discount totaled $1,100 and $1,200 at December 31, 1997 and 1996, respectively. The holders have the right to convert such subordinated debentures into cash for an amount approximating 50% of the par value of the subordinated debentures converted. Interest is payable semiannually.

Long-term debt maturing in the years following 1998 is: $700 in 1999, $41,200 in 2000, $700 in 2001 and $24,500 in 2002.

Certain of the financing agreements, among other things, require the maintenance of certain working capital, interest coverage and debt-to-capitalization ratios and tangible net worth; restrict the sale of assets; and limit the payment of dividends. Under the most restrictive debt covenant at December 31, 1997 retained earnings free of restriction were $108,400.

Interest costs incurred during 1997, 1996 and 1995 were $6,000, $7,300 and $7,800, respectively, of which $400, $400 and $500, respectively, were capitalized as part of the cost of acquiring certain assets.

At December 31, 1997, the Company has three interest rate swap contracts outstanding, with notional value of $3,000 each, to fix the interest rates at 6.51%, 6.54% and 6.775% for a five-year period. Under the terms of these agreements, the Company makes periodic interest payments based on these fixed rates of interest on the notional principal amounts to a counterparty that makes payments based on a market interest rate. The net interest expense recognized in connection with these agreements was less than $100 in 1997 and 1996.


FINANCIAL INSTRUMENTS
The following disclosure reflects the estimated fair value of financial instruments of the Company as of December 31:

                                 Carrying Value    Estimated Fair Value
                              -------------------------------------------
                               1997          1996      1997        1996
                              -------       -------   -------     -------
Cash and cash equivalents     $52,300       $27,300   $52,300     $27,300
Short-and long-term debt       89,000        98,400    88,400      98,100
Interest rate swaps(a)                                      -           -
Forward exchange contracts                                  -         300
                              -------       -------   -------     -------

(a) The estimated fair value of the interest rate swaps was less than $100 at December 31, 1997 and 1996. The estimated fair value of forward exchange contracts was less than $100 at December 31, 1997.

     Methods used to estimate the fair market values of the above listed financial instruments are as follows: cash and cash equivalents due to their short maturity are estimated at carrying values that approximate market; debt is estimated based on current market quotes for instruments of similar maturity; interest rate swaps (see preceding Note "Debt") and forward exchange rate contracts are valued at published market prices, market prices of comparable instruments or quotes.

     Notional amounts upon which current interest rate swap contracts are based do not represent amounts exchanged and are not a measure of the Company's exposure. Failure by the contract counterparty to make interest payments under an interest swap contract would result in an accounting loss to the Company only if interest rates exceeded the fixed rate to be paid by the Company. The accounting loss corresponds to the cost to replace the swap contract.

     Forward exchange contracts are used to hedge raw material and equipment purchase commitments and foreign-currency-denominated receivables and payables. At December 31, 1997 and 1996, the Company had forward exchange rate contracts that totaled $600 and $5,300, respectively. Forward exchange contracts related to equipment and raw material purchases are denominated in German marks and Italian lira; generally, these contracts expire monthly through July 31, 1998.

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

     Total pension (income) expense for 1997, 1996 and 1995 includes the following:

                                      1997           1996           1995
                                    -------------------------------------
Service cost                        $ 3,600        $ 3,900        $ 2,800
Interest cost                         8,000          7,700          6,800
Actual return on assets             (27,000)       (20,100)       (30,000)
Net amortization and deferral        11,800          8,000         20,600
                                    -------------------------------------
Pension (income) expense            $(3,600)       $  (500)       $   200
                                    -------------------------------------

The following sets forth the funded status of the employee pension plans and the amounts included in the accompanying balance sheets at December 31:

                                  United States Plans             International Plans
                               -------------------------       -------------------------
                                  1997            1996           1997            1996
                               ---------       ---------       ---------       ---------
Vested benefit
 obligations (VBO)             $ (90,900)      $ (81,900)      $  (6,700)      $  (6,500)
                               ---------       ---------       ---------       ---------
Accumulated benefit
 obligations (ABO)             $ (92,700)      $ (83,300)      $  (7,400)      $  (7,300)
                               ---------       ---------       ---------       ---------
Projected benefit
 obligations (PBO)             $(111,200)      $ (99,800)      $  (7,800)      $  (7,700)
Plan assets at fair value        161,200         140,200           4,700           4,000
                               ---------       ---------       ---------       ---------
Assets in excess of (less
 than) PBO                        50,000          40,400          (3,100)         (3,700)
Unrecognized net
 (gain) loss                     (38,100)        (31,900)            200             300
Unrecognized prior
 service cost                       --              (400)           --              --
Unamortized transition
 asset                            (4,100)         (4,900)           --              --
                               ---------       ---------       ---------       ---------
Prepaid pension cost
 (accrued liability)           $   7,800       $   3,200       $  (2,900)      $  (3,400)
                               ---------       ---------       ---------       ---------

Information with respect to the unfunded pension plan for the Company's non-employee directors is as follows:

                                 1997           1996
                                -------       -------
VBO                             $(1,100)      $  (900)
                                -------       -------
ABO                             $(1,200)      $(1,000)
                                -------       -------
PBO                             $(1,400)      $(1,300)
Unrecognized net gain              (200)         (100)
Unrecognized prior service
  cost                              200           200
                                -------       -------
Accrued liability               $(1,400)      $(1,200)
                                -------       -------

                             United States Plans     International Plans
                             -------------------------------------------
                             1997      1996              1997       1996
                             -------------------------------------------
Assumptions:                                                         --
  Discount rate              7.0%      7.5%              6.5%       6.5%
  Rate of increase in
    compensation             6.0%      6.0%              5.0%       3.0%
  Directors' retainer
    increase                 5.5%      5.5%               --         --
  Long-term rate of
    return on assets         9.5%      9.5%              9.25%     9.25%
                             ---       ---               ----      ----

OTHER RETIREMENT BENEFITS: The Company provides minimal life insurance benefits for certain United States retirees and pays a portion of healthcare (medical and dental) costs for retired United States salaried employees and their dependents. Benefits for plan participants age 65 and older are coordinated with Medicare. In 1996, the Company changed the plan to mandate Medicare Risk (HMO) coverage wherever possible, capped the total contribution for non-HMO coverage and limited eligibility for the plan to active employees age 45 or older. These plan changes reduced the accrued obligation and such reduction is being amortized as a component of the benefit cost. Retirees' contributions to the cost of these benefits may be adjusted from time to time. The Company's obligation is unfunded.

    Total (income) expense recognized with respect to these non-pension retirement benefits includes:

                                    1997               1996              1995
                                  -------            -------           -------
Service cost                      $   400            $   500           $   400
Interest cost                         500                600               900
Net amortization and deferral      (1,400)            (1,200)             (100)
                                  -------            -------           -------
Total (income) expense            $  (500)           $  (100)          $ 1,200
                                  -------            -------           -------

The accrued obligation included in the accompanying balance sheets at December 31, 1997 and 1996, applicable to each employee group for non-pension retirement benefits is:


                                            1997           1996
                                          --------       --------
Retired employees                         $ (3,100)      $ (3,400)
Active employees--fully eligible            (1,900)        (1,400)
Active employees--not fully eligible        (2,400)        (1,800)
                                          --------       --------
Total                                       (7,400)        (6,600)
Unrecognized net loss                          900          1,000
Unrecognized gain from plan changes         (7,500)        (9,000)
                                          --------       --------
Accrued liability                         $(14,000)      $(14,600)
                                          --------       --------

The discount rates used were 7% for 1997 and 7.5% for 1996; the healthcare cost trend used is 9% in 1998, decreasing to 5.5% by 2005. Increasing the assumed trend rate for healthcare costs by one percentage point would result in an accrued obligation of $7,800 at December 31, 1997, for these retirement benefits and an increase of less than $100 in the related 1997 expense.

OTHER: The Company provides certain postemployment benefits for terminated and disabled employees, including severance pay, disability-related benefits and healthcare benefits. These costs are accrued over the employee's active service period under certain circumstances or at the date of the event triggering the benefit.

     The Company also sponsors a defined contribution savings plan for certain salaried and hourly United States employees. Company contributions are equal to 50% of each participant's contribution up to 6% of the participant's base compensation. Total expense of $900 was incurred for Company contributions in each of the last three years.

CAPITAL STOCK

     Purchases (sales) of Common Stock held in treasury during the three years ended December 31, 1997 are as follows:

                                     1997           1996           1995
                                   --------       --------       --------
Shares held at January 1            462,200        224,000        381,100
Purchases, net,
  at fair market value               40,200        507,200         38,600
Shares issued for acquisition          --          (19,600)          --
Stock option exercises             (225,200)      (249,400)      (195,700)
                                   --------       --------       --------
Shares held at December 31          277,200        462,200        224,000
                                   --------       --------       --------


In 1996, the Company purchased, in accordance with an agreement approved by a majority of non-interested members of the Board of Directors, 440,000 shares of its common stock owned by a director who retired from the Board of Directors. The aggregate purchase price was $10,000.

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

     In 1992, the Company made an offering under an employee stock purchase plan, which provides for the sale of the Company's Common Stock to substantially all employees at 85% of fair market value. An employee's purchases were limited annually to 10% of base compensation. The offer has been extended to December 31, 1999. Shares are purchased in the open market, or treasury shares are used.

STOCK OPTION AND AWARD PLANS

The Company has a long-term incentive plan for officers and key management employees of the Company and its subsidiaries that provides for the grant through March 8, 1998 of stock options, stock appreciation rights, restricted stock awards and performance awards. A maximum of 2,925,000 shares of common stock or stock equivalents are available for issue under this plan, of which 107,900 shares are available as of December 31, 1997, for future grant. A committee of the Board of Directors determines the terms and conditions of grants, except that the exercise price of certain options cannot be less than 100% of the fair market value of the stock on the date of grant, and all stock options and stock appreciation rights must expire no later than 10 years after the date of grant.

Option activity under this plan during the three years ended December 31, 1997, is summarized below:

                                1997               1996              1995
                             ----------          --------          --------
Options outstanding,
  January 1                     750,400           854,600           726,400
Granted                         748,500           209,800           332,400
Exercised                      (213,700)         (249,400)         (191,200)
Forfeited                            --           (64,600)          (13,000)
                             ----------          --------          --------
Options outstanding,
  December 31                 1,285,200           750,400           854,600
                             ----------          --------          --------
Options exercisable,
  December 31                   640,200           630,400           734,600
                             ----------          --------          --------

Weighted-Average
  Exercise Price                1997               1996              1995
                             ----------          --------          --------
Options outstanding,
  January 1                  $    23.42          $  22.60             19.62
Granted                           28.82             22.45             27.44
Exercised                         21.45             20.00             19.28
Forfeited                            --             22.73             18.80
                             ----------          --------          --------

Options outstanding,
  December 31                     27.23             23.42             22.60
Options exercisable,
  December 31                     27.04             22.13             21.37
                             ----------          --------          --------

The range of exercise prices at December 31, 1997 is $15.13 to $30.13 per share. The weighted-average remaining contractual life at December 31, 1997, is 6 years.

Under the Company's management incentive plan, participants are paid cash bonuses on the attainment of certain financial goals. Bonus participants are required to use 25% of their cash bonus, after certain adjustments for taxes payable, to purchase common stock of the Company at current fair market value. Bonus participants are given a restricted stock award equal to one share for each four shares of common stock purchased with bonus awards. These stock awards vest at the end of four years provided that the participant has not made a disqualifying disposition of the stock purchased. Restricted stock awards were granted for 2,900 shares in 1997 and 3,000 shares in 1995, and in 1997, 1996 and 1995, respectively, 300 shares, 1,700 shares and 200 shares were forfeited. Compensation expense is being recognized over the vesting period based on the fair market value of common stock on the award date: $27.57 per share in 1997 and $25.31 per share in 1995.

A nonqualified stock option plan for non-employee directors provides for an annual grant to each eligible director of options covering 1,500 shares at an option price equal to 100% of the fair market value of the Company's common stock on the date of grant. Common Stock issued pursuant to the plan may not exceed 200,000 shares of which 117,500 shares are available as of December 31, 1997, for future grants. Option activity under this plan during the three years ended December 31, 1997, is summarized below:


                                    1997            1996             1995
                                   ------          ------           ------
Options outstanding,
  January 1                        61,500          48,000           36,000
Granted                            13,500          13,500           16,500
Exercised                         (11,500)             --           (4,500)
                                   ------          ------           -----
Options outstanding and
 exercisable, December 31          63,500          61,500           48,000
                                   ------          ------           ------

                                    1997            1996             1995
                                   ------          ------           ------
Weighted-Average Price
Options outstanding,
  January 1                        $24.18          $24.60           $22.66
Granted                             28.13           22.69            28.25
Exercised                           22.28              --            22.42
                                   ------          ------           ------
Options outstanding and
  exercisable, December 31          25.49           24.18            24.60
                                   ------          ------           ------

The range of exercise prices at December 31, 1997 is $22.69 to $28.25 per share. The weighted-average remaining contractual life at December 31, 1997 is 2 years.

The Company has elected to measure compensation cost using the intrinsic value method of accounting. Accordingly, no compensation cost has been recognized related to stock option plans because grants are at 100% of fair market value on the grant date. If the fair-value based method of accounting has been applied to stock option grants in the most recent three years, the Company's net income and basic net income per share would had been reduced as summarized below:

                                         1997            1996         1995
                                       -------         -------      -------
         Net income:
          As reported                  $44,400         $16,400      $28,700
          Pro forma                     43,200          15,700       27,600
         Net income per share:
          As reported                  $  2.69         $  1.00      $  1.73
          Pro forma                       2.62             .96         1.67

The following assumptions were used in 1997, 1996 and 1995 to compute the fair value of the option grants in 1997, 1996 and 1995 using the Black-Scholes option-pricing model: a risk-free interest rate of 6.15%, 5.87% and 6.57%, respectively, stock volatility of 22.2%, 25.7% and 19.4%, respectively; dividend yield of 2% for all years; and expected option lives of three years for the long-term plan and two years for the non-employee directors plan.

COMMITMENTS AND CONTINGENCIES

At December 31, 1997, the Company was obligated under various operating lease agreements with terms ranging from one month to 20 years. Rental expense in 1997, 1996 and 1995 was $7,600, $7,900 and $6,600, respectively. Minimum rentals for noncancelable operating leases with initial or remaining terms in excess of one year are: 1998--$6,800; 1999--$6,600; 2000--$5,600; 2001--$5,400;
2002--$5,600 and thereafter $54,200. Minimum operating lease payments have been reduced by related minimum sublease income.

At December 31, 1997, outstanding contractual commitments for the purchase of equipment and raw materials amounted to $7,800, all of which is due to be paid in 1998.

The Company has accrued the estimated cost of environmental compliance expenses related to soil or groundwater contamination at current and former manufacturing facilities. The ultimate cost to be incurred by the Company and the timing of such payments cannot be fully determined. However, based on consultants' estimates of the costs of remediation in accordance with applicable regulatory requirements, the Company believes the accrued liability of $1,600 at December 31, 1997 is sufficient to cover the future costs of these remedial actions, which will be carried out over the next two to five years. The Company has not anticipated any possible recovery from insurance or other sources.

INDUSTRY SEGMENT AND OPERATIONS BY GEOGRAPHIC AREA

The West Company and its affiliated companies operate in one industry segment. The Company develops, manufactures and markets stoppers, closures, containers, medical device components and assemblies made from elastomers, metal and plastic, and provides contract packaging and contract manufacturing services for the healthcare and consumer products markets. Total sales include sales to one customer of approximately $50,500, $48,300 and $43,700 in 1997, 1996 and 1995,
respectively. Operating information and identifiable assets by geographic area of manufacture are shown below:

                                               1997         1996         1995
                                             --------     --------     --------
Net sales:
 United States                               $293,200     $283,900     $247,400
 Europe                                       123,100      136,200      128,000
 Other                                         36,200       38,700       37,500
                                             --------     --------     --------
Total                                        $452,500     $458,800     $412,900
                                             --------     --------     --------
Net income from consolidated operations:
 United States                               $ 20,500     $  5,900     $ 19,000
 Europe                                        19,000        6,800        5,000
 Other                                          4,400        2,200        3,800
                                             --------     --------     --------
Total                                        $ 43,900     $ 14,900     $ 27,800
                                             --------     --------     --------
Identifiable assets:
 United States                               $268,100     $246,700     $251,900
 Europe                                       145,100      153,800      158,500
 Other                                         42,100       52,800       48,100
                                             --------     --------     --------
                                             $455,300     $453,300     $458,500
                                             --------     --------     --------
Investments in affiliated companies:
 United States                               $    300     $    700     $    700
 Europe                                         7,000        7,300        4,600
 Other                                         15,400       16,100       16,300
                                             --------     --------     --------
                                             $ 22,700     $ 24,100     $ 21,600
                                             --------     --------     --------
Total assets                                 $477,900     $477,400     $480,100
                                             --------     --------     --------

In June 1997, the [FASB Financial Accounting Standards Board] issued Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information", which requires that the Company report financial and descriptive information about its reportable operating segments beginning at year end 1998. Operating segments are defined as components of a business about which separate financial information is available and evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Management is still in process of evaluating the impact this statement will have on its public reporting.

QUARTERLY OPERATING AND PER SHARE DATA (UNAUDITED)
THE WEST COMPANY, INCORPORATED AND SUBSIDIARIES
(in thousands of dollars, except per share data)


                                                                     Net Income (Loss) Per Share
                                                         Net         ---------------------------
                              Net         Gross         Income                         Assuming
Quarter Ended                Sales        Profit        (Loss)          Basic          Dilution
-------------              --------      --------      --------      ----------        ---------
March 31, 1997             $114,700      $ 32,700      $  8,400        $ .51             $ .51
June 30, 1997               123,100        36,300        10,100          .61               .61
September 30, 1997(1)       105,200        29,200        17,300         1.05              1.05
December 31, 1997(1)        109,500        33,900         8,600          .52               .51
                           --------      --------      --------        -----             -----
                           $452,500      $132,100      $ 44,400        $2.69             $2.68
                           --------      --------      --------        -----             -----
March 31, 1996             $113,900      $ 31,300      $ (8,200)       $(.49)            $(.49)
June 30, 1996               119,000        31,900         8,100          .50               .49
September 30, 1996          111,300        29,600         6,600          .40               .40
December 31, 1996           114,600        33,300         9,900          .60               .60
                           --------      --------      --------        -----             -----
                           $458,800      $126,100      $ 16,400        $1.00             $ .99
                           --------      --------      --------        -----             -----

----------
(1) Third quarter 1997 results include net tax benefits related mainly to the tax reorganization of subsidiaries located in Germany; fourth quarter 1997 includes adjustment to these net tax benefits related to changes in the tax law and a tax audit. See Note "Income Taxes" on page 23.

(2) First quarter 1996 results include charges related to restructuring actions described in the Note "Restructuring Charge" on page 23.

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE SHAREHOLDERS AND THE BOARD OF DIRECTORS OF THE WEST COMPANY,
INCORPORATED:

     We have audited the accompanying consolidated balance sheets of The West Company, Incorporated and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The West Company, Incorporated and Subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

Coopers & Lybrand L.L.P.

2400 Eleven Penn Center
Philadelphia, Pennsylvania
February 18, 1998

REPORT OF MANAGEMENT

The Company's management is responsible for the integrity, reliability and objectivity of publicly reported financial information. Management believes that the financial statements as of and for the year ended December 31, 1997, have been prepared in conformity with generally accepted accounting principles and that information presented in this Annual Report is consistent with those statements. In preparing the financial statements, management makes informed judgements and estimates where necessary, with appropriate consideration given to materiality.

     In meeting its responsibility for preparing financial statements, management maintains a system of internal accounting controls to assure the safety of its assets against unauthorized acquisition, use or disposition. This system is designed to provide reasonable assurance that assets are safeguarded and transactions are executed in accordance with management's authorization and recorded properly, allowing for preparation of reliable financial statements. There are inherent limitations in the effectiveness of all internal control systems. The design of the Company's system recognizes that errors or irregularities may occur and that estimates and judgements are required to assess the relative cost and expected benefits of the controls. Management believes that the Company's accounting controls provide reasonable assurance that errors or irregularities that could be material to the financial statements are prevented or would be detected within a timely period.

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

William G. Little
Chairman, President and Chief Executive Officer

TEN YEAR SUMMARY
THE WEST COMPANY, INCORPORATED AND SUBSIDIARIES
(in thousands, except per share data)


                                                                  1997          1996           1995
                                                                  ----          ----           ----
SUMMARY OF OPERATIONS
Net sales                                                       $452,500      458,800        412,900
Operating profit (loss)                                         $ 63,000       32,700         49,800
Income (loss) before income taxes and minority interests        $ 57,400       25,800         42,500
Provision for income taxes                                      $ 13,300       10,800         13,900
Minority interests                                              $    200          100            800
                                                                ------------------------------------
Income (loss) from consolidated operations                      $ 43,900       14,900         27,800
Equity in net income of affiliated companies                    $    500        1,500            900
                                                                ------------------------------------
Income (loss) before change in accounting method                $ 44,400       16,400         28,700
                                                                ------------------------------------
Income (loss) before change in accounting method per share:
Basic (a)                                                       $   2.69         1.00           1.73
Assuming dilution (b)                                           $   2.68          .99           1.71
Average common shares outstanding,                              $ 16,475       16,418         16,557
Average shares outstanding, assuming dilution                   $ 16,572       16,500         16,718
Dividends paid per common share                                 $    .57          .53            .49
                                                                ------------------------------------
Research, development and engineering expenses                  $ 12,000       11,200         12,000

Capital expenditures                                            $ 34,400       31,700         31,300
                                                                ------------------------------------
YEAR-END FINANCIAL POSITION
Working capital                                                 $112,700       91,100         86,600
Total assets                                                    $477,900      477,400        480,100

Total invested capital:
Total debt                                                      $    89,000     98,400       114,300
Minority interests                                              $       400        300           200
Shareholders' equity                                            $   277,700    252,000       254,100
                                                                ------------------------------------
Total                                                           $   367,100    350,700       368,600
                                                                ------------------------------------
PERFORMANCE MEASUREMENTS
Gross margin (c)                                                %      29.2       27.5          28.6
Operating profitability (d)                                     %      13.9        7.1          12.1
Tax rate                                                        %      23.2       41.8          32.8
Asset turnover ratio (e)                                                .95        .96           .94
Return on average shareholders' equity                          %      16.7        6.5          11.9
Total debt as a percentage of total invested capital            %      24.2       28.1          31.0
                                                                ------------------------------------
Shareholders' equity per share                                  $     16.76      15.39         15.29
Stock price range                                               $35-1/16-27  30-22-1/8  30-5/8-22-5/8



(a) Based on average common shares outstanding.
(b) Based on average common shares outstanding, assuming dilution.
(c) Net sales minus cost of goods sold, including applicable depreciation and amortization, divided by net sales.
(d) Operating profit (loss) divided by net sales.
(e) Net sales divided by average total assets; 1993 asset turnover ratio is based on 12 months' sales for international subsidiaries.

1997 includes the net tax benefit mainly from a German tax reorganization which increased basic net income per share by $.48.

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

1991 includes a restructuring charge that reduced operating results by $1.37 per share

1990 includes a restructuring charge that reduced operating results by $.45 per share, and 1990 included for the first time the results of two companies in which controlling ownership was acquired in 1989.

1988 included for the first time the results of an affiliate in which majority ownership was acquired in 1988.

TEN YEAR SUMMARY
THE WEST COMPANY, INCORPORATED AND SUBSIDIARIES

(in thousands, except per share data)

   1994                 1993                 1992             1991          1990                1989          1988
------------------------------------------------------------------------------------------------------------------
 365,100              348,700              337,500          328,900       323,200             308,700        285,400
  45,400               40,600               38,700           (1,600)       15,600              38,700         30,100
  42,100               37,500               34,800           (7,700)        9,600              34,400         26,100
  13,400               14,300               14,300            4,700         6,400              13,200         10,100
   1,900                1,700                1,700           (2,400)          300               2,100          1,400
                                                            --------------------------------------------------------
  26,800               21,500               18,800          (10,000)        2,900              19,100         14,600
     500                1,000                  900            1,500         1,400               1,600          2,800
                                                            --------------------------------------------------------
  27,300               22,500               19,700           (8,500)        4,300              20,700         17,400
                                                            --------------------------------------------------------
    1.70                 1.42                 1.26             (.55)          .27                1.28           1.07
    1.69                 1.41                 1.25             (.55)          .27                1.27           1.07
  16,054               15,838               15,641           15,527        15,793              16,235         16,249
  16,215               16,010               15,776           15,527        15,816              16,301         16,261
     .45                  .41                  .40              .40           .40                 .31            .29
                                                            --------------------------------------------------------
  12,000               11,400               11,100           10,800        10,900              11,900         11,300
  27,100               33,500               22,400           25,600        33,200              34,300         29,700
                                                            --------------------------------------------------------
  50,400               46,400               37,700           26,500        36,500              50,400         53,000
 397,400              309,200              304,400          313,200       343,500             313,000        298,900
  57,800               32,300               42,000           58,400        78,500              58,100         55,200
   1,900               10,900               10,100            8,400        11,700               9,100         10,600
 227,300              188,100              168,600          152,600       176,100             179,700        171,400

      287,000         231,300              220,700          219,400       266,300             246,900        237,200
                                                            --------------------------------------------------------
         32.1            30.2                 28.8             25.6          24.4                26.5           25.0
         12.4            11.7                 11.5              (.5)          4.8                12.5           10.5

         31.8            38.2                 41.1             61.7          66.5                38.5           38.6
         1.04            1.11                 1.10             1.00           .98                1.01            .99
         13.2            13.2                 12.3             (8.9)          2.4                11.8           10.6
         20.1            14.0                 19.1             26.6          29.5                23.5           23.3
                                                            --------------------------------------------------------
        13.81           11.82                10.71             9.81         11.37               11.15          10.53
29 1/8-21 1/4   25 1/4-19 7/8        24 1/8-16 3/4    18 3/4-11 1/8     20-10 1/2       22 5/8-14 7/8  17 1/2-12 1/4
                                                            --------------------------------------------------------