Form 10-K, Exhibit 13
period 1998-12-31
WEST PHARMACEUTICAL SERVICES INC
filed 1999-05-06
CIK 105770

                                                  Exhibit 13
          FINANCIAL REVIEW
          --------------------
           West Pharmaceutical Services (the Company) applies value-added services to the process of bringing new drug therapies and healthcare products to global markets. West s technologies include the design and manufacture of packaging components for pharmaceutical, healthcare and consumer products (device product development); research and development of drug delivery systems; and contract laboratory services and other services that support the manufacturing, filling and packaging of pharmaceutical, healthcare and consumer products (contract services).

           The following is management's discussion and analysis of the Company's operating results for the three years ended December 31, 1998 and its financial position as of year-end 1998. The information should be read in conjunction with the financial statements and accompanying notes appearing elsewhere in this report.

          RESULTS OF OPERATIONS
          ---------------------
            The Company's 1998 net income was $6.7 million, or $.41 per share. Net income includes a charge of $28.2 million related to in-process research and development associated with the 1998 acquisition of DanBioSyst UK Ltd. (DanBioSyst) and a $2.5 million net restructuring charge to income in the third quarter of 1998 related to staff reductions. In 1997, net income was $44.4 million, or $2.69 per share, and includes a $7.9 million net tax benefit associated mainly with the tax reorganization of the Company s German subsidiaries. The 1996 net income of $16.4 million, or $1.00 per share, reflects a $15 million net charge to income in the first quarter of 1996 related to a restructuring plan. Excluding the in-process research and development charge in 1998, the tax benefit in 1997 and restructuring charges in 1998 and 1996, the Company s 1998 net income was $37.4 million, or $2.28 per share, which compares with 1997 net income of $36.5 million, or $2.21 per share, and 1996 net income of $31.3 million, or $1.91 per share.

            During 1996 and 1997, the Company implemented a major restructuring plan. The plan included downsizing or closing manufacturing facilities. Three manufacturing facilities in Argentina, Puerto Rico and Germany were closed and the machinery business was sold. Facilities in Brazil and Pennsylvania were downsized and a development facility in Colorado was closed. An approximate 5% reduction in the workforce was completed. The total restructuring charge was $21.5 million, approximately $7.3 million of which represented severance and benefits. The remaining charge covered the facility closing costs and the reduction to net realizable value of the facilities and equipment made excess by the restructuring actions. Part of an overall strategy to enhance technical capabilities and assure the quality of products, the restructuring plan created focused, more efficient factories and shifted certain production to lower-cost locations. In the third quarter of 1998, a further restructuring charge was recorded related to staff reductions which reduced headcount by 1%.

          Net Sales
          ---------

            Net sales were $449.7 million in 1998, as compared with $452.5 million for 1997. Lower comparable sales in the first half of 1998 were nearly offset by sales growth in the second half of the year, particularly in contract services and in packaging components for European markets. Reported consolidated sales comparisons were negatively impacted by about $2.6 million due to the stronger U.S. dollar versus most European and Asian currencies.

            Sales of manufactured device products for the healthcare and consumer markets decreased 1% (measured at constant exchange rates) in 1998 compared with 1997. Sales declined in all markets with the exception of Europe, where sales increased 9% partially due to the mid-1998 acquisition of Betraine Limited. Sales in domestic markets decreased 6% with lower sales to both healthcare and consumer markets, mainly reflecting lower sales to several key customers. These declines resulted in part from reductions in customers inventory levels, and a combination of lower resin prices and loss of business at three accounts to competitors.
          The Company is working on new or improved product offerings to regain lost business.

            Sales in Asian and South American markets were lower primarily due to the impact on demand of local financial crises. Continued consumer and government pressure to control and even reduce the cost of healthcare delivery is transforming the healthcare markets. Customers have responded by establishing aggressive cost reduction programs and in certain instances reducing inventory levels. The Company s ability to increase prices is becoming more limited and competitive activity is increasing. Part of the Company s continuing strategy to combat this environment is to focus on the needs of its customers with planned introductions of new services and products.

            Contract manufacturing and packaging services sales increased by 3% for the full year, but excluding the impact of the lower level of company-supplied materials for 1998 production, sales increased by 8%. Demand in the last half of the year was strong with sales of these services increasing by 16% compared with 1997. The Company is investing in the capability of its contract manufacturing and packaging facilities and is leveraging its sales effort to offer customers the full supply chain capability of its business units.

            Revenues attributable to drug delivery research and development totaled $1.5 million in 1998.

            Net sales were $452.5 million in 1997, a decrease of $6.3 million, or 1%, compared with net sales of $458.8 million in 1996. Without the effect of the strong U.S. dollar, which reduced reported sales by about $12.9 million, and without the 1996 machinery sales, a business sold in 1996, sales in 1997 were 2% higher compared with 1996.

           Contract manufacturing and packaging service sales increased 13% in 1997 compared with 1996, largely as a result of stronger demand and because the Company supplied a larger portion of the materials used in 1997 production.

            Sales of manufactured device products were flat in 1997 compared with 1996. Sales in domestic markets increased by 2%. Domestic healthcare market sales growth of about 3% reflects the modest growth rate of the market and a favorable product mix. Domestic consumer market sales decreased 4% compared with 1996. The decline occurred in the fourth quarter, in part due to lower demand for Spout-pak , a fitment for gable-carton juice containers, low demand for certain customers' products and the loss of customers replacement products to other suppliers. Sales in international markets were lower and the product mix was unfavorable.

          Gross Profit
          ------------

            The consolidated gross margin in 1998 was 30.1% and gross profit was $135.2 million. These results compare with a 29.2% gross margin and gross profit of $132.1 million in 1997.

            Margins on contract manufacturing and packaging services sales increased significantly due to sales volumes, price increases, a shift to higher margin, longer-running jobs and improved efficiencies.

            Margins on manufactured device product sales were slightly lower than 1997 due to the inclusion of Betraine Limited, a company acquired in 1998. The Company is working to improve the cost structure and product mix at this subsidiary. Excluding Betraine, gross margins for this operating segment increased slightly due to cost savings and efficiency programs. These cost reductions offset the combined negative impact of lower volumes, a less favorable product mix and price competition.

           The gross margin of 29.2% in 1997 represented an increase from the 27.5% gross margin in 1996, and gross profit increased from $126.1 million to $132.1 million

           Contract services' gross margin doubled in 1997 compared with 1996 due to sales volumes and efficiencies achieved. Margins on manufactured device product sales increased by more than one percentage point due to the combined impact of cost savings initiatives, a more profitable product mix in domestic markets and lower resin raw material costs which are passed through to customers.

          Expenses
          --------
           Selling, general and administrative expenses as a percentage of sales were 15.7% in 1998, 15.5% in 1997 and 15.9% in 1996.

            Selling, general and administrative expenses totaled $70.5 million in 1998, $70.2 million in 1997 and $72.8 million in 1996. The $.3 million increase in these expenses in 1998 compared with 1997 was primarily the result of expenses associated with acquisitions. These increases more than offset the following favorable factors: lower pension costs due to higher income on U.S. pension plan assets, the impact of the stronger U.S. dollar and lower U.S. employee fringe benefit costs.

            The 4% decrease in these expenses in 1997 compared with 1996 was primarily the result of lower pension costs due to higher income on U.S. pension plan assets and the impact of the stronger U.S. dollar. These decreases more than offset the following factors: inflationary cost increases, increased bad debt expense primarily related to the bankruptcy of a domestic customer and higher expenses in Asia/Pacific due to the financial crisis in that market, an increase in estimated expenses associated with environmental remediation activity, and higher spending related to drug delivery system development.

           Included in the other income category is interest income totaling $2.7 million in 1998, $2.0 million in 1997 and $1.3 million in 1996, a result of higher cash balances available for investment, due to strong cash flow from operations. Foreign currency gains and losses were not significant in the last three years. In 1998, the Company s subsidiary in Brazil was no longer accounted for as operating in a hyperinflationary economy because the cumulative inflation rate has declined dramatically. Net losses on real estate and investments totaled $.3 million in 1998, $.7 million in 1997, and $.2 million in 1996. Losses on disposition of obsolete equipment were lower in both 1998 and 1997 compared with the prior year.

          Interest
          ---------
           Interest costs totaled $7.5 million in 1998 compared with $6.0 million in 1997 and $7.3 million in 1996, of which $.3 million in 1998 and $.4 million in 1997 and 1996 were capitalized as part of the cost of capital asset acquisitions.

           The average consolidated debt level increased in 1998 after having decreased in 1997. Higher debt levels in 1998 reflect the 1998 acquisitions of DanBioSyst and Betraine and the Company s Dutch Auction self tender for two million shares at $30 per share, completed in the fourth quarter of 1998.


          Income Taxes
          ------------
          The effective tax rate on consolidated income was 76.1% in 1998, 23.2% in 1997 and 41.8% in 1996. Unusual events have impacted the effective tax rate in each of these years. Excluding the impact of these unusual items would result in comparative tax rates of 37.8% for 1998, 37% for 1997 and 36.6% for 1996.

          Pretax earnings for 1998 were reduced by a non-deductible $28.2 million charge for acquired in-process research and development. Excluding this charge, the effective tax rate of 37.8% reflects the higher proportion of pretax earnings generated in non-U.S. subsidiaries with higher tax rates.

          Significantly impacting the tax accrual for 1997 were two events which produced a net tax benefit of $7.9 million. The events were: 1) a tax reorganization of the German subsidiaries which both increased the tax basis for the assets of these entities and resulted in tax credit refunds, and 2) repatriation of cash dividends from certain foreign subsidiaries. Excluding this net benefit , the effective tax rate was 37%, which included an increase in the statutory tax rate in France, enacted in 1997.

          The low tax benefit on certain components of the 1996 restructuring charge increased the 1996 effective tax rate. Excluding the restructuring charge and the applicable tax benefits, the 1996 effective tax rate would have been 36.6%.

          Equity in Affiliates
          --------------------

          The contribution to earnings from a 25% ownership interest in Daikyo Seiko,Ltd. and a 49% ownership interest in three associated companies in Mexico has declined in each of the past three years. Daikyo s contribution to earnings has steadily decreased due to a combination of higher expenses related to introduction of a new product line, Resin CZ vials, lower sales due to reduced government reimbursements of healthcare costs and a three-year weakening of the Japanese yen versus the U.S. dollar. The decrease in earnings contributions from the affiliates in Mexico is also due to declining sales over the three years in part as a result of more aggressive competition. The lower contributions from these affiliates also reflect
          currency exchange rate losses.   In 1997, expenses related to the
          Company's 30% ownership interest in DanBioSyst also reduced comparisons to 1996.


          FINANCIAL POSITION
          --------------------
            The Company believes that its financial position and current capitalization indicate an ability to finance substantial future growth. Cash flow from operations totaled $71.0 million in 1998. Working capital at December 31, 1998, totaled $55.5 million, a ratio of current assets to current liabilities of 1.5 to 1, and includes a cash balance of $31.3 million. Debt to total invested capital (total debt, minority interests and shareholders' equity) was 37.9%; the outstanding debt balance was $141.1 million at December 31, 1998, compared with $89 million at year-end 1997.

           Available cash and record cash flow from 1998 operations combined with cash from stock option exercises and borrowings under available credit lines to fund the following:$41.8 million of 1998 capital expenditures, the $34.9 million cash portion of the purchase price for two acquisitions, the $60.4 million cost of repurchasing two million common shares following a Dutch Auction self tender offer, and $9.4 million of cash dividends to shareholders ($.61 per share).

             The Company has two revolving credit facilities which provide for borrowings up to $70 million for a term of 364 days, renewable at the lender's option, and borrowings up to $55 million through August 2000. At year-end 1998, the Company had $35 million and $2.8 million available under the short-term and long-term facilities, respectively. The Company is in negotiations with a group of insurance companies for a substantial long-term debt facility. Agreement is expected to be reached in the second quarter 1999.

          1999 REQUIREMENTS
          ------------------
          Capital Expenditures: Cash requirements for capital projects in 1999 are estimated at $50 million. These projects focus on new business opportunities as well as cost reduction and quality improvements through technology upgrades and product and process standardization. New device product tooling and equipment and facilities to support the development of drug delivery systems are planned. Acquisition and implementation of new information management systems to address the year 2000 issue continues , as does maintenance and improvements to the existing production capacity.

          Year 2000 Costs: The year 2000 issue relates to computer programs which use two digits, rather than four, to specify the year. Such programs will recognize a date using "00" as the year 1900 rather than the year 2000, resulting in potential system failure or miscalculations.

          The Company has developed a comprehensive, corporate-wide project plan designed to address the year 2000 issue. The Company's project implementation team includes representatives from staff functions and each of the Company's locations. The plan calls for the Company to have completed required modifications to address the year 2000 issue by June 30, 1999. The progress of these efforts is closely monitored by senior management and periodic reports are provided to the Board of Directors.

          The Company plan is based on a risk assessment, which identified and prioritized critical business processes and plant locations, and an inventory of all computer hardware and software and computer-controlled manufacturing and facility equipment. Based on these results, remediation or replacement plans were developed. The project began in April 1997.

            The Company has made significant progress in remediating or replacing critical information systems which support business functions. Due to multiple geographical locations, discrete computer systems exist in the U.S., Europe, South America and Asia regions. The U.S. and European-based manufacturing (excluding West's contract services operations in Lakewood), financial reporting and payroll application systems have been completed, and other systems, including West Lakewood's manufacturing systems, are at various stages of completion, but are on schedule to be completed during the first half of 1999. Desktop computer hardware and software inventory and assessment are complete and required remedial activity is scheduled to be essentially completed by June 30, 1999.

          Remediation or replacement of software-dependent research and development, manufacturing process and facility management systems and equipment is progressing well at all locations. These activities, a combination of testing, replacement and certification from equipment and system vendors, are expected to be completed by June 30, 1999.

            The Company has received year 2000 compliance certifications from all of its major raw materials suppliers and major service providers indicating that delivery of required supplies and services will continue uninterrupted. The Company recently initiated a program of on-site audits of key suppliers.

            Although management is satisfied with the progress of the plan, the Company is in the process of preparing a contingency plan which will be further detailed in the coming months. The Company's year 2000 project schedule is expected to be substantially completed by June 30, 1999. The Company believes adequate time will be available in the last half of 1999 to address deficiencies without a material impact on the critical business functions.

            Internal and external resources are being used to execute the year 2000 plan. The pretax costs incurred to date for this effort were approximately $3.7 million and $1.0 million in 1998 and 1997,respectively. Purchases and implementation costs for compliant software which also improves functionality is being capitalized. As a result, $3.3 million and $1.0 million have
          been capitalized in 1998 and 1997, respectively.   The Company
          does not separately track the incidental costs and time that its own internal employees spend on the year 2000 project. Such costs principally relate to salary, employee benefits and facility costs. The Company expects costs of approximately $5.0 million will be incurred in 1999 to substantially complete the effort, much of which will represent new equipment and computer hardware and software, which will be capitalized.

            The cost of the year 2000 project and the date on which the Company believes it will substantially complete modifications are based on management's best estimates. The estimates are based on numerous assumptions of future events, including the continued availability of certain resources and other factors. Because none of these estimates can be guaranteed, actual time and cost to complete modifications could differ materially from those anticipated. Specific factors that might cause such differences include, but are not limited to, the reliability and timely receipt of vendor certifications, the appropriateness and effectiveness of testing and validation methods, the availability and cost of trained personnel and the timely availability of replacement computer hardware, software and equipment and similar uncertainties.

          Foreign exchange exposure: In accordance with the Company's foreign exchange management policy, the adverse consequences resulting from foreign currency exposure are mitigated by engaging in certain hedging activities. Foreign exchange forward contracts are used to minimize exposure related to foreign currency transactions and commitments for raw material purchases. The Company has entered into interest rate swap agreements to minimize risk to interest rate increases. The Note "Financial Instruments" to the Consolidated Financial Statements explains the impact of such hedges and interest rate swaps on the Company's results of operations and financial position.

          Remedial activities: Cash requirements for remedial activity related to environmental cleanup are expected to approximate 1998 expenditures of $.4 million. The Company has been indemnified by other financially responsible parties against future government claims relating to groundwater contamination at a Puerto Rico site, and the Company does not anticipate any remedial expenses with respect to this site.

           In 1999, management believes cash generated from operations and option exercises, available credit facilities and the Company's current capitalization will provide sufficient flexibility to meet future cash flow requirements, pursue its stated strategy and implement its recently announced stock repurchase program for up to one million shares.

          CONSOLIDATED STATEMENTS OF INCOME
          WEST PHARMACEUTICAL SERVICES, INC.
          AND SUBSIDIARIES FOR THE YEARS
          ENDED DECEMBER 31, 1998, 1997 AND 1996
          (in thousands, except per share data)

                                                  1998                 1997             1996
                                           --------------------------------------------------------------
          Net sales                          $449,700  100%       $452,500  100%    $458,800  100%
          Cost of goods sold                  314,500   70         320,400   71      332,700   73
                                           --------------------------------------------------------------
           Gross profit                       135,200   30         132,100   29      126,100   27
          Selling, general and
           administrative expenses             70,500   16          70,200   16       72,800   16
          Restructuring charge                  4,000    1              -    -        21,500    5
          Acquired research and development    28,200    6              -    -           -    -
          Other income, net                    (2,500)  (1)         (1,100)  (1)       (900)  (1)
                                           --------------------------------------------------------------
           Operating profit                    35,000    8          63,000   14      32,700    7
          Interest expense                      7,200    2           5,600    1       6,900    1
                                           --------------------------------------------------------------
           Income before income taxes and
            minority interests                 27,800    6          57,400   13      25,800    6
          Provision for income taxes           21,200    5          13,300    3      10,800    2
          Minority interests                      100    -             200    -         100    -
                                           --------------------------------------------------------------
           Income from consolidated operations  6,500    1%         43,900   10%     14,900    4%
          Equity in net income of                       ---                  ---
            affiliated companies                  200                  500            1,500
                                           --------------------------------------------------------------
           Net income                        $  6,700             $ 44,400         $ 16,400
                                           --------------------------------------------------------------
          Net income per share:
           Basic                             $    .41             $   2.69         $   1.00
           Assuming Dilution                 $    .40             $   2.68         $    .99
                                           --------------------------------------------------------------
          Average common shares outstanding    16,435               16,475           16,418
          Average shares assuming dilution     16,504               16,572           16,500

          The accompanying notes are an integral
          part of the financial statements.

                                                       9


     CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
     WEST PHARMACEUTICAL SERVICES, INC. AND
     SUBSIDIARIES FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996 (in thousands)

                                                 Unrealized
                                    Foreign           gains      Total other                      Total
                                   currency        (losses)    comprehensive        Net   comprehensive
                                      items   on securities           income     income          income
                            ------------------------------------------------------------------------------
     Cumulative Balance,
      January 1, 1996               $20,100         $   300          $20,400
      Comprehensive
      income 1996                    (3,800)            100           (3,700)     $16,400         $12,700
                            ------------------------------------------------------------------------------
     Balance,
      December 31, 1996              16,300             400           16,700
      Comprehensive
      income 1997                   (12,900)           (300)         (13,200)     $44,400         $31,200
                            -----------------------------------------------------------------------------
     Balance,
      December 31, 1997               3,400             100            3,500
      Comprehensive
      income 1998                     4,100            (400)           3,700      $ 6,700         $10,400
                            ------------------------------------------------------------------------------
     Balance,
      December 31, 1998              $7,500           $(300)          $7,200
                            ------------------------------------------------
                            ------------------------------------------------
     The accompanying notes are an integral part of the financial statements.

     CONSOLIDATED BALANCE SHEETS
     WEST PHARMACEUTICAL SERVICES, INC. AND SUBSIDIARIES
     AT DECEMBER 31, 1998 AND 1997

     (in thousands)

                                                                             1998          1997
     ASSETS                                                              ----------------------
     Current assets:
      Cash, including equivalents (1998--$13,700; 1997--$41,700)         $ 31,300      $ 52,300
      Accounts receivable, less allowance (1998--$1,900; 1997--$3,000)     64,400        60,400
      Inventories                                                          43,500        38,300
      Current deferred income tax benefit                                   9,700         9,400
      Other current assets                                                 10,800        10,300
                                                                         ----------------------
     Total current assets                                                 159,700       170,700
                                                                         ----------------------
     Property, plant and equipment                                        472,200       428,600
     Less accumulated depreciation and amortization                       251,900       226,400
                                                                         ----------------------
                                                                          220,300       202,200
     Investments in affiliated companies                                   15,700        22,700
     Goodwill                                                              61,200        51,600
     Deferred charges and other assets                                     48,700        30,700
                                                                         ---------------------
                                                                         $505,600      $477,900
                                                                         ----------------------
     LIABILITIES AND SHAREHOLDERS' EQUITY
     Current liabilities:
      Current portion of long-term debt                                  $    800      $    700
      Notes payable                                                        35,300           900
      Accounts payable                                                     20,800        18,600
      Accrued expenses:
       Salaries, wages and benefits                                        17,100        13,400
       Income taxes payable                                                 8,500         5,400
       Other                                                               21,700        19,000
                                                                         ----------------------
     Total current liabilities                                            104,200        58,000
                                                                         ----------------------
     Long-term debt, excluding current portion                            105,000        87,400

                                                      11


     Deferred income taxes                                                 39,100        30,100
     Other long-term liabilities                                           26,600        24,300
     Minority interests                                                       600           400
     Shareholders' equity:
      Preferred stock, shares authorized: 3,000;
       shares issued and outstanding: 1998-0; 1997-0
      Common stock, par value $.25 per share; shares authorized: 50,000;
       shares issued: 1998--17,165; 1997--16,845;
       shares outstanding: 1998--15,026; 1997--16,568                       4,300         4,200
      Capital in excess of par value                                       32,900        24,000
      Retained earnings                                                   249,300       252,500
      Accumulated other comprehensive income                                7,200         3,500
                                                                         ----------------------
                                                                          293,700       284,200
     Less treasury stock (1998--2,139 shares; 1997--277 shares)            63,600         6,500
                                                                         ----------------------
     Total shareholders' equity                                           230,100       277,700
                                                                         ----------------------
                                                                         $505,600      $477,900
                                                                         ----------------------
     The accompanying notes are an integral part of the financial statements.


     CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
     WEST PHARMACEUTICAL SERVICES, INC. AND
     SUBSIDIARIES FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996 (in thousands, except per share data)

                                                Capital in                      Other
                                         Common  excess of   Retained   comprehensive Treasury
                                          stock  par value   earnings          income    stock     Total
                                         ----------------------------------------------------------------
     Balance, January 1, 1996            $4,200    $23,500   $210,200         $20,400  $(4,200) $254,100
                                         ----------------------------------------------------------------
     Net income                                                16,400                             16,400
     Shares issued under stock plans                   400                               3,200     3,600
     Shares issued for acquisition                     100                                 400       500
     Shares repurchased                                                                (10,000)  (10,000)
     Cash dividends declared
      ($.54 per share)                                         (8,900)                            (8,900)
     Changes-other comprehensive income                                        (3,700)            (3,700)
                                         ----------------------------------------------------------------
     Balance, December 31, 1996           4,200     24,000    217,700          16,700  (10,600)  252,000
                                          ----------------------------------------------------------------

     Net income                                                44,400                             44,400
     Shares issued under stock plans                                                     4,100     4,100
     Cash dividends declared ($.58 per share)                  (9,600)                            (9,600)
     Changes-other comprehensive income                                       (13,200)           (13,200)
                                          ----------------------------------------------------------------
     Balance, December 31, 1997           4,200     24,000    252,500           3,500   (6,500)  277,700
                                          ----------------------------------------------------------------
     Net income                                                 6,700                              6,700
     Shares issued under stock plans                   300                               3,300     3,600
     Shares issued for acquisition          100      8,600                                         8,700
     Shares repurchased                                                                (60,400)  (60,400)
     Cash dividends declared ($.62 per share)                  (9,900)                            (9,900)
     Changes-other comprehensive income                                         3,700              3,700
                                         ----------------------------------------------------------------
     Balance, December 31, 1998          $4,300    $32,900   $249,300          $7,200 $(63,600) $230,100
                                         ----------------------------------------------------------------
     The accompanying notes are an integral part of the financial statements.

     CONSOLIDATED STATEMENTS OF CASH FLOWS
     WEST PHARMACEUTICAL SERVICES, INC. AND SUBSIDIARIES
     FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

     (in thousands)                              1998      1997        1996
                                              -------------------------------
     Cash flows from operating activities:
      Net income                               $6,700   $44,400     $16,400
      Adjustments to reconcile net income to net cash
       from operating activities:
       Depreciation and amortization           32,300    31,900      30,700
       Acquired research and development       28,200        -           -
       Restructuring charge                     4,000        -       21,500
       Loss on sales of real estate and invest    300       700         200
       Deferred income taxes                    5,900    (7,500)     (5,700)
       Pension and other retirement plans      (6,000)   (4,100)       (600)
       Equity in undistributed earnings of affiliated
        companies, net                           (100)     (100)     (1,100)
       Decrease (increase) in accounts receiva   (700)    1,000      (3,400)
       Decrease (increase) in inventories      (2,400)    2,700      (2,700)
       Decrease (increase) in other current as    800       400        (300)
       (Decrease) increase in other current lia   500    (1,300)      5,900
       Other operating items                    1,500      (400)      2,500
                                               -----------------------------
     Net cash provided by operating activities 71,000    67,700      63,400
                                             -------------------------------
     Cash flows from investing activities:
      Property, plant and equipment acquired  (41,800)  (34,400)    (31,700)
      Proceeds from sales of assets             1,200     1,700       7,200
      Payments for acquisitions, net of cash  (34,900)        -      (1,600)
      Customer advances, net of repayments      1,700      (300)      1,600
                                              ------------------------------
     Net cash used in investing activities    (73,800)  (33,000)    (24,500)
                                              ------------------------------
     Cash flows from financing activities:
      Borrowings under revolving
       credit agreements, net                  65,000       200       1,500
      Proceeds from other long-te               1,500        -          -
      Repayment of long-term debt             (19,100)   (1,200)     (9,000)
      Other notes payable, net                    800      (700)     (6,200)

                                                      14

      Issuance of common stock, net             2,600     4,000       3,500
      Dividend payments                        (9,400)   (9,400)     (8,700)
      Purchase of treasury stock              (60,400)        -     (10,000)
                                              -------------------------------
     Net cash used in financing activities    (19,000)   (7,100)    (28,900)
                                              -------------------------------
     Effect of exchange rates on cash             800    (2,600)       (100)
                                             -------------------------------
     Net (decrease) increase in cash and
                    cash equivalents          (21,000)   25,000       9,900
     Cash and cash equivalents at
             beginning of year                 52,300    27,300      17,400
                                             -------------------------------
     Cash and cash equivalents at end of year $31,300   $52,300     $27,300
                                             -------------------------------
     Supplemental cash flow information:
     Interest paid, net of amounts capitalized$ 5,100   $ 5,700     $ 6,200
      Income taxes paid                       $14,700   $20,000     $14,300
                                              ------------------------------

     The accompanying notes are an integral part of the financial statements.


          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (in thousands, except share and per share data)
          Summary of Significant Accounting Policies
          ------------------------------------------
          Basis of Presentation: The financial statements are prepared in conformity with generally accepted accounting principles in the United States. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses and the disclosure of contingencies in the financial statements. Actual amounts realized may differ from these estimates.

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

          Inventories: Inventories are valued at the lower of cost or market. The cost of inventories located in the United States is determined on the last-in, first-out (LIFO) method, except for the cost of inventories of West Pharmaceutical Services Lakewood, Inc. (West Lakewood), a wholly owned subsidiary, which is determined on the first-in, first-out (FIFO) method. The cost of inventories located outside the United States is determined principally on the average cost method.

          Foreign Currency Translation: Foreign currency transaction gains and losses and translation gains and losses of subsidiaries operating in high-inflation economies are recognized in the determination of net income. Foreign currency translation adjustments of other subsidiaries and affiliates operating outside the United States are accumulated in other comprehensive income, a separate component of shareholders' equity.

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

          In 1998, Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", was issued. This standard, which will be adopted by the Company in the year 2000, requires derivatives to be recorded on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the value of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The impact of adopting this standard cannot be determined at this time.

          Marketable Securities: Investments in debt and marketable securities are classified under one of three categories: held-to-maturity, available-for-sale and trading, based on management's intentions. Investments in marketable securities are stated at fair market value. Unrealized gains and losses on trading securities are included in income. Unrealized gains and losses on securities available-for-sale are accumulated in other comprehensive income, a separate component of shareholders' equity. Cost of marketable securities is determined on the moving average method.

          Revenue Recognition: Sales are recorded at the time title passes, which generally occurs when the goods are shipped. Revenue associated with drug delivery systems development is recognized when earned in accordance with the terms of the customer agreement.

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

          Depreciation And Amortization: For financial reporting purposes, depreciation is computed principally on the straight-line method over the estimated useful lives of the assets, or the remaining term of the lease, if shorter. For income tax purposes, depreciation is computed using accelerated methods. Goodwill is being amortized on the straight-line method over periods ranging from 13 to 40 years.

          Research and Development: Research, development and engineering expenditures for the creation and application of new or improved products and processes, and drug delivery systems, the total of which amounted to $14,500 in 1998, $12,000 in 1997 and $11,200 in
          1996, are expensed as incurred, net of customer reimbursements.

          Environmental Remediation and Compliance Costs: Environmental remediation costs are accrued when such costs are probable and reasonable estimates are determinable. Cost estimates are not discounted and include investigation, cleanup and monitoring activities; such estimates are adjusted, if necessary, based on additional findings. In general, environmental compliance costs are expensed. Environmental compliance costs at current operating sites are capitalized if they increase the value of the property and/or prevent environmental hazards from occurring.

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

          Stock-Based Compensation: The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company s stock at the date of the grant over the amount an employee must pay to acquire the stock.

          Net Income Per Share: Basic net income per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during each period. Net income per share, assuming dilution, considers the potential issuance of common shares under the Company s stock option and award plans, based on the treasury stock method. The treasury stock method assumes use of exercise proceeds to repurchase common stock at the average fair market value in the period.

          Other Income (Expense)
          ----------------------

                                                 1998      1997      1996
                                             -----------------------------
          Interest income                     $ 2,700   $ 2,000    $1,300
          Foreign exchange gains (losses)         200         -      (100)
          Loss on sales of real estate
            and investments                      (300)     (700)     (200)
          Other                                  (100)     (200)     (100)
                                             -----------------------------
                                              $ 2,500   $ 1,100    $  900
                                             -----------------------------

          Restructuring Charges
          ---------------------
          On September 8, 1998, the Company recorded a pre-tax charge of $4,000. The charge is related to employee reductions associated with identified manufacturing and other operating efficiencies. The charge includes severance and benefits for 90 employees including manufacturing and staff positions and other related charges. At December 31, 1998, the total payout of severance and benefits to date associated with this charge was $1,700.

          On March 29, 1996, the Company approved a major restructuring plan that included the closing or substantial downsizing of six manufacturing facilities, disposition of related excess equipment and properties and an approximate 5% reduction of the workforce. The total estimated charge related to these actions was $15,000, net of $6,500 of income tax benefits, which was accrued in the first quarter of 1996. Approximately one-third of the net charge related to reduction in personnel, including manufacturing and staff positions, and covered severance pay and other benefits to be provided to terminated employees. At December 31, 1998, all employees affected by the plan have been terminated and total payout of severance and benefits to date is $6,900; the remaining
          liability for these costs is $400.   The remaining net charge
          covered facility closing costs and the reduction of the carrying value of equipment and facilities made excess by the restructuring plan to net realizable value. Facilities in Puerto Rico, Colorado, Germany and Argentina were closed; three of four buildings idled have been sold to date. Facilities in Brazil and Pennsylvania were downsized and the machinery manufacturing operations were sold.

          Restructuring activities, except for the sale of one building and certain excess equipment and payout of remaining benefit costs for terminated employees, have been completed.

          Acquisitions and Investments
          -----------------------------
          On July 1, 1998 the Company acquired Betraine Limited for BPS 7,200 ($11,800 at July 1, 1998). Betraine manufactures precision injection molded plastic components for the healthcare and consumer products industries. The acquisition was accounted for as a purchase and Betraine operating results were consolidated beginning July 1, 1998. The acquisition was financed with existing cash. The excess of the purchase price over the net assets acquired will be amortized on a straight line basis over 20 years.

          On March 31, 1998, the Company acquired for BPS 20,000 ($33,500 at March 31, 1998) the remaining 70% interest in DanBioSyst UK Ltd. (DBS), making DBS a wholly-owned subsidiary. DBS is engaged in drug delivery system research and development. This transaction was accounted for by the purchase method and was financed with cash of $9,400, 320,406 shares of restricted common stock valued at $8,700, and short-term notes of $15,400. Operating results of DBS were consolidated beginning on April 1, 1998. The allocation of the purchase price, determined by an independent appraiser using the income approach, follows:

          Current assets                                           $ 1,300
          Equipment and leasehold improvements                         800
          In-process research and development                       28,200
          Patents                                                    2,800
          Other intangibles                                            400


          In-process research and development was written off at the date

                                          19


          of acquisition. This value relates to various drug delivery platforms which DBS has in different stages of the development process. The appraisal was based on licensing of such delivery systems with significant revenues generated beginning in 2003. A discount rate of 32% was used.

          The initial 30% interest in DBS was acquired in 10% increments, the last of these purchases occurring in 1996. The cost of the 1996 acquisition was $2,100, paid $1,600 in cash and $500 in the Company's common stock.

          Income Taxes
          ------------
          Income before income taxes and minority interests was derived as follows:

                                                 1998       1997      1996
                                               ---------------------------
          Domestic operations                 $ 8,600    $39,500   $11,500
          International operations             19,200     17,900    14,300
                                               ---------------------------
                                              $27,800    $57,400   $25,800
                                               ---------------------------

          The related provision for income taxes consists of:

                                                  1998      1997     1996
                                               ---------------------------
          Currently payable:
           Federal                             $ 8,800   $16,000  $ 8,000
           State                                   900       600      700
           International                         5,600     4,200    7,800
                                               ---------------------------
                                                15,300    20,800   16,500
                                               ---------------------------
          Deferred:
           Federal                               4,200     1,800   (3,600)
           State                                    -          -     (200)
           International                         1,700    (9,300)  (1,900)
                                               ---------------------------
                                                 5,900    (7,500)  (5,700)
                                               ---------------------------
                                               $21,200   $13,300  $10,800
                                               ---------------------------

          A reconciliation of the United States statutory corporate tax rate to the Company's effective consolidated tax rate on income before income taxes and minority interests is as follows:

                                                  1998     1997     1996
                                                --------------------------
          Statutory corporate tax rate            35.0%    35.0%    35.0%

                                          20


          Tax on international operations
           in excess of
            United States tax rate                 1.2      4.7      2.4
          German tax reorganization benefit         -     (21.7)      -
          Acquired in-process
           research and development               35.5        -       -
          United States tax on repatriated
           international earnings                   .8      4.3      1.0
          State income taxes, net of Federal
           tax benefit                             2.3       .7      1.8
          Other                                    1.3       .2      1.6
                                               --------------------------
          Effective tax rate                      76.1%    23.2%    41.8%
                                               --------------------------

          In the third quarter of 1997, the Company completed a tax reorganization of certain German subsidiaries. The benefit of this reorganization was reduced in 1997's fourth quarter due to a tax law change and completion of a tax audit.

          The net current and noncurrent components of deferred income taxes recognized in the balance sheet at December 31 are as follows:

                                                  1998               1997
                                           ------------------------------
          Net current assets                   $ 7,800            $ 9,000
          Net noncurrent liabilities           $27,900            $19,500
                                           ------------------------------

          The following is a summary of the significant components of the Company's deferred tax assets and liabilities as of December 31:

                                                  1998               1997
                                          -------------------------------
          Deferred tax assets:
           Loss on asset dispositions
           and plant closings                  $ 2,400            $ 2,500
           Severance and deferred
            compensation                         9,900              9,200
           German tax reorganization             7,800              8,300
           Net operating loss carryovers         1,100              2,300
           Foreign tax credit carryovers           800                900
           Restructuring charge                  1,400              1,200
           Other                                 4,500              4,000
           Valuation allowance                  (1,700)            (2,500)
                                          -------------------------------
              Total                            $26,200            $25,900
                                          -------------------------------

                                       21
                                                  1998               1997
                                          -------------------------------
          Deferred tax liabilities:
           Accelerated depreciation            $32,200            $26,900
           Severance and deferred compensation   7,600              4,300
           Other                                 6,500              5,200
                                          -------------------------------
               Total                           $46,300            $36,400
                                          -------------------------------

          At December 31, 1998, subsidiaries' had operating tax loss carryovers of $20,000, which will be available to apply against the future taxable income of such subsidiaries. The carryover periods expire beginning with $1,500 in 1999 and continue through 2001.

          In 1997, the Company repatriated $12,000 of undistributed earnings of international subsidiaries and $2,400 of tax was recorded. At December 31, 1998, undistributed earnings of international subsidiaries, on which deferred income taxes have not been provided, amounted to $73,800. It is the Company s intention to reinvest these undistributed earnings of foreign subsidiaries, and it is not practicable to determine the amount of income or withholding tax that would be payable upon the remittance of those earnings. Such earnings would become taxable upon the sale or liquidation of foreign subsidiaries or upon the remittance of dividends. Tax credits that would become available upon distribution of such earnings could reduce income taxes then payable at the United States statutory rate. As of December 31, 1998, the Company had available foreign tax credit carryovers of approximately $800 expiring in 1999 through 2003.

          Net Income Per Share
          --------------------
               The following table reconciles shares used in basic income per share to the shares used in income per share assuming dilution. There is no adjustment to the net income of the Company in the calculation of net income per share assuming dilution.

                                                   1998      1997     1996
                                                 ------    ------   ------
          Net Income                            $ 6,700   $44,400  $16,400
          ----------------------------------------------------------------
          Basic average common
           shares outstanding                    16,435    16,475   16,418
          Assumed stock options exercised
           and awards vested                         69        97       82
          -----------------------------------------------------------------
          Average common shares
           assuming dilution                     16,504    16,572   16,500

          Comprehensive Income
          --------------------
          In 1998, the Company adopted Financial Accounting Standards No.

          130, "Reporting Comprehensive Income," requiring the reporting and display of comprehensive income. Comprehensive income consists of reported net income and other comprehensive income which reflects revenue, expenses and gains and losses which generally accepted accounting principles exclude from net income. For the Company the items excluded from current net income are unrealized gains or losses on available-for-sale securities and cumulative foreign currency adjustments. Comprehensive income and the cumulative balance of each item of other comprehensive income is displayed in the accompanying Consolidated Statements of Comprehensive Income.

          Inventories
          -----------

                                                  1998                1997
                                               ---------------------------
          Finished goods                       $15,700             $15,800
          Work in process                       13,700               8,100
          Raw materials                         14,100              14,400
                                               ---------------------------
                                               $43,500             $38,300
                                               ---------------------------

          Included above are inventories located in the United States that are valued on the LIFO basis, amounting to $10,200 and $12,600 at December 31, 1998 and 1997, respectively, which are approximately $7,200 and $7,600, respectively, lower than replacement value.

          Property, Plant and Equipment
          ------------------------------
          A summary of property, plant and equipment at December 31 is presented in the following table:

                                      Years of
                                      expected
                                        useful
                                          life     1998        1997
                           ----------------------------------------
          Land                                 $  3,400    $  3,500
          Buildings and improvements      7-50  104,200      97,000
          Machinery and equipment         3-20  291,100     261,800
          Molds and dies                   4-7   55,600      52,600
          Construction in progress               17,900      13,700
                           ----------------------------------------
                                               $472,200    $428,600
                           ----------------------------------------

          Affiliated Companies
          --------------------
          At December 31, 1998, the following affiliated companies were accounted for under the equity method:

                                                          Fiscal
                                                            year Ownership
                                         Location            end  interest
                                    --------------------------------------
          The West Company de Mexico S.A.  Mexico        Dec. 31       49%
          Aluplast S.A. de C.V.            Mexico        Dec. 31       49%
          Pharma-Tap S.A. de C.V.          Mexico        Dec. 31       49%
          Daikyo Seiko, Ltd.               Japan         Oct. 31       25%
                                    --------------------------------------

          A summary of the financial information for these companies is presented below:

                                                      1998            1997
                                                  ------------------------
          Balance Sheets:
          Current assets                          $ 83,400        $ 78,500
          Noncurrent assets                         99,600          91,700
                                                  ------------------------
            Total assets                          $183,000        $170,200
                                                  ------------------------
          Current liabilities                     $ 45,000        $ 46,500
          Noncurrent liabilities                    79,800          66,500
          Owners' equity                            58,200          57,200
                                                  ------------------------
            Total liabilities and owners' equity  $183,000        $170,200
                                                  ------------------------


                                                1998       1997       1996
                                               ---------------------------
          Income Statements:
          Net sales                           $69,500    $77,200   $80,800
          Gross profit                         14,500     18,700    25,500
          Net income                            1,000      2,900     5,900
                                              ----------------------------


          Unremitted income of affiliated companies included in consolidated retained earnings amounted to $11,100, $11,100 and $11,000 at December 31, 1998, 1997 and 1996, respectively. Dividends received from affiliated companies were $200 in 1998, $400 in 1997 and $400 in 1996.

          The Company's equity in unrealized gains and losses of Daikyo Seiko, Ltd.'s investment in securities available for sale included in other comprehensive income, a separate component of shareholders' equity, was $(300), $100 and $400 at December 31, 1998, 1997 and 1996, respectively. The 1998 loss is net of income tax benefit of $300.

          Debt
          ----
          Short-Term: Notes payable in the amounts of $35,300 and $900 at December 31, 1998 and 1997, respectively, are payable within one year and bear interest at a weighted-average interest rate of 6% and 4%, respectively. At December 31, 1998, short-term debt of $2,800 (under a revolving credit line) was classified as long-term because of the Company's intent to renew the borrowings using an available long-term credit facility.

          Long-term:
          At December 31,                                   1998      1997
                                                       -------------------
          Unsecured:
          Revolving credit facility,
           due 2000 (5.51%)                              $55,000   $22,100
          Tax-exempt industrial revenue bonds,
           due 2005  (4.2% to 5.95%) (a)                  11,100    11,100
          Subordinated debentures, due 2007 (6.5%)         3,300     3,200
          Other notes, due 1999 to 2006 (3.5% to 8.17%)   29,800    42,400
          Collateralized:
          Mortgage notes, due 1999 to 2016 (6.8% to
           6.94%) (b)                                      6,600     9,300
                                                       -------------------
          Total long-term debt                           105,800    88,100
          Less current portion                               800       700
                                                       -------------------
                                                       $ 105,000  $ 87,400
                                                       -------------------

          (a) The proceeds of industrial revenue bonds that were not required for the respective construction projects have been invested by the Company. Use of these excess funds and earnings thereon is restricted to servicing the debt. The aggregate of unexpended proceeds and earnings thereon of $1,400 is reflected as a reduction of the principal outstanding on the bonds.
          (b) Real estate, machinery and equipment with a carrying value of $12,100 at December 31, 1998, are pledged as collateral.

          The Company's revolving credit agreement provides for borrowings up to $70,000 and $55,000 with a term of 364 days and five years through August 2000, respectively, renewable at the lenders' option. Interest is charged at a floating rate based on LIBOR, and a commitment fee ranging up to 3/20% per annum is payable on the facility.

          At December 31, 1998, $4,300 at par value of West Lakewood's subordinated debentures were outstanding. The subordinated debentures are reflected in the balance sheet net of discount, which is being amortized through the maturity date of the subordinated debentures, March 1, 2007. The unamortized discount totaled $1,000 and $1,100 at December 31, 1998 and 1997, respectively. The holders have the right to convert such subordinated debentures into cash for an amount approximating 50% of the par value of the subordinated debentures converted. Interest is payable semiannually.

          Long-term debt maturing in the years following 1999 is: $67,300 in 2000, $800 in 2001, $3,200 in 2002 and $12,400 in 2003.

          Certain of the financing agreements, among other things, require the maintenance of certain working capital, interest coverage and debt-to-capitalization ratios and tangible net worth; restrict the sale of assets; and limit the payment of dividends.

          Interest costs incurred during 1998, 1997 and 1996 were $7,500, $6,000 and $7,300, respectively, of which $300, $400 and $400, respectively, were capitalized as part of the cost of acquiring certain assets.

          At December 31, 1998, the Company has three interest rate swap contracts outstanding, with notional value of $3,000 each, to fix the interest rates at 6.51%, 6.54% and 6.775% through August 2001. Under the terms of these agreements, the Company makes periodic interest payments based on these fixed rates of interest on the notional principal amounts to a counterparty that makes payments based on a market interest rate. The net interest expense recognized in connection with these agreements was less than $100 in the past three years.

          Financial Instruments
          ---------------------
          The following disclosure reflects the estimated fair value of financial instruments of the Company as of December 31.

                                      Carrying value  Estimated fair value
                                    --------------------------------------
                                         1998      1997     1998      1997
                                     -------------------------------------
          Cash and cash equivalents   $31,300   $52,300  $31,300   $52,300
          Short-and long-term debt    141,100    89,000  135,000    88,400
          Interest rate swaps(a)           -         -        -       -
          Forward exchange contracts(a)              -                -
                                     -------------------------------------

          (a) The estimated fair value of the interest rate swaps was less than $100 at December 31, 1998 and 1997. The estimated fair value of forward exchange contracts was less than $100 at December 31, 1997. There were no forward exchange contracts in effect at December 31, 1998.

          Methods used to estimate the fair market values of the above listed financial instruments are as follows: cash and cash equivalents due to their short maturity are estimated at carrying values that approximate market; debt is estimated based on current market quotes for instruments of similar maturity; interest rate swaps (see preceding Note" Debt") and forward exchange contracts are valued at published market prices, market prices of comparable instruments or quotes.

          Notional amounts upon which current interest rate swap contracts are based do not represent amounts exchanged and are not a measure of the Company s exposure. Failure by the contract counterparty to make interest payments under an interest swap contract would result in an accounting loss to the Company only if interest rates exceeded the fixed rate to be paid by the Company. The accounting loss corresponds to the cost to replace the swap contract.

          Benefit Plans
          -------------
          The Company and certain domestic and international subsidiaries sponsor defined benefit pension plans. In addition, the Company provides minimal life insurance benefits for certain United States retirees and pays a portion of healthcare (medical and dental) costs for retired United States salaried employees and their dependents. Benefits for participants are coordinated with medicare and the plan mandates medicare risk (HMO) coverage wherever possible and caps the total contribution for non-HMO coverage.

          Total (income) expense for 1998, 1997 and 1996 of these plans includes the following:

                              Pension benefits    Other retirement benefits
                           1998      1997     1996    1998    1997     1996
-------------------------------------------------------------------------
     Service cost       $ 3,600   $ 3,600  $ 3,900    $500     $400   $500
     Interest cost        8,500     8,000    7,700     500      500    600
     Expected return
       on assets        (15,400)  (13,400) (11,300)      -        -      -
     Amortization of
       unrecognized
       transition asset    (800)     (800)    (800)      -        -      -
     Amortization of
      prior service cost    400       200      100  (1,500)  (1,400)(1,200)
     Recognized actuarial
       gains             (1,800)   (1,200)    (100)      -        -      -
                       ---------------------------   ----------------------
     Pension (income)   $(5,500)  $(3,600)   $(500)  $(500)   $(500) $(100)
                       ---------------------------   ----------------------

     The following tables provide a reconciliation of the benefit obligation, plan assets and funded status of the plans:

                            Pension benefits     Other retirement benefits
                        ---------------------     -------------------------
     Change in                  1998      1997         1998       1997
      benefit
      obligation:       ----------------------      ----------------------
     Benefit obligation,

                                          27

      January 1            $(120,400) $(108,800)    $(7,400)    $(6,600)
     Service cost             (3,600)    (3,600)       (500)       (400)
     Interest cost            (8,500)    (8,000)       (500)       (500)
     Plan participants'
      contributions              200        200         100         100
     Actuarial gain           (5,500)    (6,200)       (400)       (300)
     Benefits/
      expenses paid            6,200      5,400         300         300
     Foreign exchange
      impact                    (300)       600           -           -
                           ---------------------  ----------------------
     Benefit obligation,
      December 31          $(131,900) $(120,400)    $(8,400)    $(7,400)
                           ---------------------  ----------------------
     Change in plan assets:
     Fair value of plan
      assets, January 1     $165,900   $144,200      $    -      $    -
     Actual return on
      plan assets             28,600     26,500           -           -
     Employer contribution       900        600         200         200
     Plan participants'
      contributions              200        200         100         100
     Benefits/expenses
      paid                    (6,200)    (5,400)       (300)       (300)
     Foreign exchange
      impact                       -       (200)          -           -
                           ---------------------  ----------------------
     Fair value of plan
      assets, December 31   $189,400   $165,900     $     -     $     -
                           ---------------------  ----------------------
     Assets in excess
      (less than)
      benefits:              $57,500    $45,500     $(8,400)    $(7,400)
     Unrecognized net
      actuarial gain         (47,800)   (38,100)      1,100         900
     Unrecognized
      transition asset        (3,300)    (4,100)          -           -
     Unrecognized prior
      service cost             3,300        200      (6,000)     (7,500)
                             --------   --------    --------    --------
     December 31:
      Prepaid benefit
      cost                   $16,700     $9,900           -           -
      Accrued liability      $(7,000)   $(6,400)   $(13,300)   $(14,000)
                             --------   --------    --------    --------

          The aggregate projected benefit obligation and aggregate fair value of plan assets for pension plans with obligation in excess of plan assets were $8,500 and $600, respectively, as of December 31, 1998, and $12,900 and $4,700, respectively, at December 31, 1997.
                                    28


                                                       Other retirement
                                   Pension benefits            benefits
                                     1998       1997      1998      1997
                          ---------------------------------------------
          Weighted average assumptions
           as of December 31:
          Discount rate               6.7%       7.0%     6.75%      7.0%
          Rate of compensation
           increase                   5.5%       5.9%        -         -
          Long-term
           rate of return on assets   9.3%       9.2%        -         -

          The assumed healthcare cost trend used is 8.5% in 1999, decreasing to 5.5% by 2006. Increasing or decreasing the assumed trend rate for healthcare costs by one percentage point would result in a $500 increase and decrease, respectively, in the accumulated postretirement benefit obligation. The related change in the aggregate service and interest cost components of the 1998 plan expense is a $100 increase and decrease, respectively.

          The Company provides certain post-employment benefits for terminated and disabled employees, including severance pay, disability-related benefits and healthcare benefits. These costs are accrued over the employee s active service period under certain circumstances or at the date of the event triggering the benefit.

          The Company also sponsors a defined contribution savings plan for certain salaried and hourly United States employees. Company contributions are equal to 50% of each participant s contribution up to 6% of the participant s base compensation. Total expense of $1,200, $900 and $900 was incurred for Company contributions in 1998, 1997 and 1996, respectively.

          Capital Stock
          -------------
          Purchases (sales) of common stock held in treasury during the three years ended December 31, 1998, are as follows:

                                      1998         1997          1996
                                -------------------------------------
          Shares held, January 1   277,200      462,200       224,000
          Purchases, net at
           fair market value     2,026,300       40,200       507,200
          Shares issued for
           acquisition                   -            -       (19,600)
          Stock option
           exercises              (164,000)    (225,200)     (249,400)
                                -------------------------------------
          Shares held,
           December 31           2,139,500      277,200       462,200
                                -------------------------------------

          In October 1998, the Company purchased 2,000,000 shares of its common stock in a Dutch Auction self-tender at a price of $30.00

                                          29


          per share.

          In 1996, the Company purchased, in accordance with an agreement approved by a majority of non-interested members of the Board of Directors, 440,000 shares of its common stock owned by a director who retired from the Board of Directors. The aggregate purchase price was $10,000.

          The Company's Shareholders Rights Plan entitles a shareholder to purchase 1/1000 of a share of a newly designated series of the Company s preferred stock at a price of $75.00 with each Right. A Right becomes exercisable if a person or group (acquiror) acquires 15% or more of the common stock or commences a tender offer that would result in the acquiror owning 18% or more of the common stock. After the Rights become exercisable, and in the event the Company is involved in a merger or other business combination, sale of 50% or more of its assets or earning power, or if an acquiror purchases 18% or more of the common stock or engages in self-dealing transactions, a Right will entitle its holder to purchase common stock of the surviving company having a market value twice the exercise price of the Right. The Rights may be redeemed by the Company at $.001 per Right at any time before certain events occur. Two Rights are attached to each share of common stock, and such Rights will not trade separately unless they become exercisable. All Rights expire on January 15, 2000.

          In 1992, the Company made an offering under an employee stock purchase plan, which provides for the sale of the Company s common stock to substantially all employees at 85% of fair market value. The offer has been extended to December 31, 1999. An employee's purchases are limited annually to 10% of base compensation. Shares are purchased in the open market, or treasury shares are used.

          Stock Option and Award Plans
          ----------------------------
          The Company has two long-term incentive plans for officers and key management employees of the Company and its subsidiaries. Options may no longer be granted under one of the plans. The plans provide for the grant of stock options, stock appreciation rights, restricted stock awards and performance awards. At December 31, 1998, 1,364,700 shares of common stock are available for future grants. A committee of the Board of Directors determines the terms and conditions of grants, except that the exercise price of certain options cannot be less than 100% of the fair market value of the stock on the date of grant. All stock options and stock appreciation rights are exercisable at the date indicated in connection with their issuance, but not later than 10 years after the date of grant. Option activity is summarized in the following table.


                                      30

                                         1998           1997         1996
          ----------------------------------------------------------------
          Options outstanding,
           January 1                1,285,200        750,400      854,600
          Granted                     132,500        748,500      209,800
          Exercised                  (144,100)      (213,700)    (249,400)
          Forfeited                   (53,000)            -       (64,600)
          -----------------------------------------------------------------
          Options outstanding,
           December 31              1,220,600      1,285,200      750,400
          Options exercisable,
           December 31                594,200        640,200      630,400
          -----------------------------------------------------------------

          Weighted-Average
           Exercise Price                 1998           1997         1996
          -----------------------------------------------------------------
          Options outstanding,
           January 1                    $27.23         $23.42       $22.60
          Granted                        30.46          28.82        22.45
          Exercised                      22.32          21.45        20.00
          Forfeited                      28.84             -         22.73
          -----------------------------------------------------------------
          Options outstanding,
           December 31                   28.08          27.23        23.42
          Options exercisable,
           December 31                   27.67          27.04        22.13
          -----------------------------------------------------------------
          The range of exercise prices at December 31, 1998, is $15.13 to
          $30.63 per share.

          Under the Company's management incentive plan, participants are paid cash bonuses on the attainment of certain financial goals. Bonus participants are required to use 25% of their cash bonus, after certain adjustments for taxes payable, to purchase common stock of the Company at current fair market value. Bonus participants are given a restricted stock award equal to one share for each four shares of common stock purchased with bonus awards. These stock awards vest at the end of four years provided that the participant has not made a disqualifying disposition of the stock purchased. Restricted stock awards were granted for 3,800 shares in 1998 and 2,900 shares in 1997, and in 1998, 1997 and 1996, respectively, 300 shares, 300 shares and 1700 shares were forfeited. Compensation expense is being recognized over the vesting period based on the fair market value of common stock on the award date: $31.47 per share in 1998 and $27.57 per share in 1997.

          A nonqualified stock option plan for non-employee directors provides for an annual grant to each eligible director of options covering 1,500 shares at an option price equal to 100% of the fair market value of the Company's common stock on the date of grant. At December 31, 1998, 102,500 shares are available for future grants. Option activity under this plan during the three years ended December 31, 1998, is summarized below:



                                          31


                                           1998         1997       1996
          -----------------------------------------------------------------
          Options outstanding,
           January 1                     63,500       61,500     48,000
          Granted                        15,000       13,500     13,500
          Exercised                     (12,000)     (11,500)        -
          -----------------------------------------------------------------
          Options outstanding,           66,500       63,500     61,500
           December 31
          Options exercisable,
           December 31                    51,500      63,500     61,500
          -----------------------------------------------------------------
          Weighted-Average
           Exercise Price                   1998        1997       1996
          -----------------------------------------------------------------
          Options outstanding,
           January 1                      $25.49      $24.18     $24.60
          Granted                          30.72       28.13      22.69
          Exercised                        23.81       22.28         -
          -----------------------------------------------------------------
          Options outstanding,
           December 31                     26.97       25.49      24.18
          Options exercisable,
           December 31                     25.88       25.49      24.18
          -----------------------------------------------------------------

          The range of exercise prices at December 31, 1998, is $22.69 to $30.72 per share. The weighted-average remaining contractual life at December 31, 1998 for all plans is 5.2 years.

          The Company has elected to measure compensation cost using the
          intrinsic value method of accounting.   Accordingly, no
          compensation cost has been recognized related to stock option and stock purchase plans because grants are at 100% of fair market value on the grant date. If the fair-value based method of accounting had been applied to stock option grants in the most recent three years, the Company's net income and basic net income per share would have been reduced as summarized below:

                                          1998       1997     1996
                                        ------    -------  -------
               Net income:
                As reported            $ 6,700    $44,400  $16,400
                Pro forma                5,700     43,200   15,700
               Net income per share:
                As reported            $   .41    $  2.69  $  1.00
                Pro forma                  .35       2.62      .96

          The following assumptions were used to compute the fair value of the option grants in 1998, 1997 and 1996 using the Black-Scholes option-pricing model: a risk-free interest rate of 5.75%, 6.15%

                                          32


          and 5.87%, respectively, stock volatility of 22.4%, 22.2% and 25.7%, respectively; dividend yield of 2% for all years; and expected option lives of three years for the long-term plan and two years for the non-employee directors plan.

          Commitments and Contingencies
          ------------------------------
          The Company announced on December 22, 1998, a definitive agreement to acquire the assets of the Clinical Services Division of Collaborative Clinical Research, Inc. for $15,000, subject to post-closing adjustments.

          At December 31, 1998, the Company was obligated under various operating lease agreements with terms ranging from one month to 20 years. Rental expense in 1998, 1997 and 1996 was $7,300, $7,600 and $7,900, respectively. Minimum rentals for noncancelable operating leases with initial or remaining terms in excess of one year are: 1999--$7,600; 2000--$6,700; 2001--$6,500;
          2002--$6,000; 2003--$6,100 and thereafter $46,200.  Minimum operating lease payments have been reduced by related minimum sublease income.

               At December 31, 1998, outstanding contractual commitments for the purchase of equipment and raw materials amounted to $13,800, all of which is due to be paid in 1999.

               The Company has accrued the estimated cost of environmental compliance expenses related to soil or groundwater contamination at current and former manufacturing facilities. The ultimate cost to be incurred by the Company and the timing of such payments cannot be fully determined. However, based on consultants' estimates of the costs of remediation in accordance with applicable regulatory requirements, the Company believes the accrued liability of $1,300 at December 31, 1998, is sufficient to cover the future costs of these remedial actions, which will be carried out over the next several years. The Company has not anticipated any possible recovery from insurance or other sources.

          Segment Information
          --------------------
          The Company adopted Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" at December 31, 1998. Prior years' data on segment and geographic information has been restated. West Pharmaceutical Services, Inc. serves the healthcare and consumer products industries through design, manufacture and sales of stoppers, closures, medical device components and assemblies made from elastomers, metal and plastics. This segment is referred to as Device Product Development and it consists of four regional business units that manufacture and sell these products to customers mainly in their respective regions. The Company also provides contract services to healthcare and consumer companies consisting of manufacture and/or packaging of drugs and personal care items and laboratory testing. This segment is referred to as Contract Services and consists of two business units.
          Finally, the Company is engaged in research and development of drug delivery systems for bio-pharmaceutical and other drugs to

                                          33


          improve their therapeutic performance and/or the method of administration. This segment, consisting of two business units, is referred to as Drug Delivery Research and Development.

          The Company's executive management evaluates performance of these segments based on operating profit, and allocates resources to them based on the assessment for market growth and profitability. Operating profit is income before interest expense, income taxes, minority interests and equity in affiliates. Corporate expenses, including global functional management costs, and unusual items (restructuring charges in 1998 and 1996 and the 1998 acquired research and development charge) are not allocated to segments. The accounting policies of the segments are the same as those reported in the Summary of Significant Accounting Policies on page 22. Total net sales generated from the Device Product Development segment include sales to one customer of approximately $53,200, $50,500 and $48,300 in 1998, 1997 and
          1996, respectively.

          Summarized financial information concerning the Company's segments is shown in the following table. The consolidated total of operating profit corresponds to operating profit in the accompanying Consolidated Statements of Income.


                                         34


                                    Device              Drug delivery  Corporate and
                                   product    Contract   research and    unallocated   Consolidated
                               development    services    development          items          total
                               -----------    --------    -----------   ------------  -------------
          1998
          -----
          Net sales               $365,600     $82,600         $1,500      $      -        $449,700
          Interest income            1,600         100              -          1,000          2,700
          Operating profit          83,800       9,700         (5,300)       (53,200)        35,000
          Segment assets           337,300      80,500         13,400         74,400        505,600
          Capital expenditures      31,500       6,700          1,400          2,200         41,800
          Depreciation and
           amortization expense     24,000       4,400          1,300          2,600         32,300

          1997
          -----
          Net sales               $371,900     $80,600         $    -       $      -       $452,500
          Interest income            1,300         100              -            600          2,000
          Operating profit          85,300       3,800         (3,200)       (22,900)        63,000
          Segment assets           324,200      73,300          2,800         77,600        477,900
          Capital expenditures      25,200       4,300          1,200          3,700         34,400
          Depreciation and
           amortization expense     24,500       4,400            200          2,800         31,900

          1996
          -----
          Net sales               $387,300     $71,500         $    -        $     -       $458,800
          Interest income              900           -              -            400          1,300
          Operating profit          83,700        (700)        (2,300)       (48,000)        32,700
          Segment assets           344,200      77,600          2,000         53,600        477,400
          Capital expenditures      25,500       4,500            400          1,300         31,700
          Depreciation and
           amortization expense     24,300       3,700            200          2,500         30,700

          The following table presents sales by country in which the legal subsidiary is domiciled and assets are located.





                                                      35



                                                   Sales                     Long lived assets
                                    --------------------------------------------------------------------
                                         1998       1997       1996       1998      1997      1996
                                         ----       ----       ----       ----      ----      ----
          United States              $282,300   $293,200   $283,900   $135,400  $127,700  $125,400
          Germany                      50,000     51,800     59,500     29,100    26,200    30,600
          Other European countries     85,400     71,300     76,700     50,800    35,500    38,700
          Other                        32,000     36,200     38,700     17,300    17,100    20,200
                                      -------    -------    -------    -------   -------   -------
                                     $449,700   $452,500   $458,800   $232,600  $206,500  $214,900
                                      -------    -------    -------    -------   -------   -------

          QUARTERLY OPERATING AND PER SHARE DATA (UNAUDITED)
          WEST PHARMACEUTICAL SERVICES, INC. AND SUBSIDIARIES
          (in thousands of dollars, except per share data)

                                                                             Net income (loss)
                                                                   Net               per share
                                           Net       Gross      income                Assuming
          Quarter ended                  sales      profit      (loss)       Basic    dilution
                      -------------------------------------------------------------------------
          March 31, 1998(1)            $105,200    $ 31,300   $(19,700)     $(1.19)     $(1.19)
          June 30, 1998                115,800      34,800      9,900         .58         .58
          September 30, 1998(2)         113,900      33,400      6,500         .38         .38
          December 31, 1998            114,800      35,700     10,000         .66         .66
                                      --------   ---------   ---------   ---------   ---------
                                      $449,700    $135,200   $  6,700      $  .41       $ .40
                                      --------   ---------   ---------   ---------   ---------
          March 31, 1997              $114,700    $ 32,700   $  8,400      $  .51       $ .51
          June 30, 1997                123,100      36,300     10,100         .61         .61
          September 30, 1997(3)         105,200      29,200     17,300        1.05        1.05
          December 31, 1997(3)          109,500      33,900      8,600         .52         .51
                                      --------   ---------   ---------   ---------   ---------
                                      $452,500    $132,100   $ 44,400      $ 2.69       $2.68
                                      --------   ---------   ---------   ---------   ---------

          (1) First quarter 1998 results include a charge for acquired research and development. See Note "Acquisitions and Investments" on page 23.

          (2) Third quarter 1998 results include a charge related to staff reductions. See Note "Restructuring Charges" on page 23.

          (3) Third quarter 1997 results include net tax benefits related mainly to the legal reorganization of subsidiaries located in Germany; fourth quarter 1997 results include adjustment to these net tax benefits related to changes in the tax law and a tax audit. See Note "Income Taxes" on page 24.

          REPORT OF INDEPENDENT ACCOUNTANTS

          TO THE SHAREHOLDERS AND THE BOARD OF DIRECTORS OF
          WEST PHARMACEUTICAL SERVICES, INC.:

               In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of West Pharmaceutical Services, Inc. and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


          PricewaterhouseCoopers LLP

          Philadelphia, Pennsylvania
          February 26, 1999

          REPORT OF MANAGEMENT

          The Company's management is responsible for the integrity, reliability and objectivity of publicly reported financial information. Management believes that the financial statements as of and for the year ended December 31, 1998, have been prepared in conformity with generally accepted accounting principles and that information presented in this Annual Report is consistent with those statements. In preparing the financial statements, management makes informed judgments and estimates where necessary, with appropriate consideration given to materiality.

               In meeting its responsibility for preparing financial statements, management maintains a system of internal accounting controls to assure the safety of its assets against unauthorized acquisition, use or disposition. This system is designed to provide reasonable assurance that assets are safeguarded and transactions are executed in accordance with management's authorization and recorded properly, allowing for preparation of reliable financial statements. There are inherent limitations in the effectiveness of all internal control systems. The design of the Company's system recognizes that errors or irregularities may occur and that estimates and judgments are required to assess the relative cost and expected benefits of the controls. Management believes that the Company's accounting controls provide reasonable assurance that errors or irregularities that could be material to the financial statements are prevented or would be detected within a timely period.

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

           /s/ William G. Little
          --------------------------------------------
          William G. Little
          Chairman and Chief Executive Officer

          /s/ Steven A. Ellers
          ---------------------------------------------
          Steven A. Ellers
          Senior Vice President and Chief Financial Officer

           TEN-YEAR SUMMARY
     WEST PHARMACEUTICAL SERVICES, INC. AND SUBSIDIARIES
     (in thousands, except per share data)

                                                                           1998          1997       1996
                                                                  --------------------------------------
     SUMMARY OF OPERATIONS
     Net sales                                                        $ 449,700       452,500    458,800
     Operating profit (loss)                                          $  35,000        63,000     32,700
     Income (loss) before income taxes and minority interests         $  27,800        57,400     25,800
     Provision for income taxes                                       $  21,200        13,300     10,800
     Minority interests                                               $     100           200        100
                                                                  --------------------------------------
     Income (loss) from consolidated operations                       $   6,500        43,900     14,900
     Equity in net income of affiliated companies                     $     200           500      1,500
                                                                  --------------------------------------
     Income (loss)before change in accounting method                  $   6,700        44,400     16,400
                                                                  --------------------------------------
     Income (loss) before change in accounting method per share:
      Basic (a)                                                       $     .41          2.69       1.00
      Assuming dilution (b)                                           $     .40          2.68        .99
     Average common shares outstanding                                   16,435        16,475     16,418
     Average shares, assuming dilution                                   16,504        16,572     16,500
     Dividends paid per common share                                  $     .61           .57        .53
                                                                  --------------------------------------
     Research, development and engineering expenses                   $  14,500        12,000     11,200
     Capital expenditures                                             $  41,800        34,400     31,700
                                                                  --------------------------------------
     YEAR-END FINANCIAL POSITION
     Working capital                                                  $  55,500       112,700     91,100
     Total assets                                                     $ 505,600       477,900    477,400
     Total invested capital:
      Total debt                                                      $ 141,100        89,000     98,400
      Minority interests                                              $     600           400        300
      Shareholders' equity                                            $ 230,100       277,700    252,000
                                                                  --------------------------------------
     Total                                                            $ 371,800       367,100    350,700
                                                                  --------------------------------------
     PERFORMANCE MEASUREMENTS
     Gross margin (c)                                                %     30.1          29.2       27.5
     Operating profitability (d)                                     %      7.8          13.9        7.1

                                                      40


     Tax rate                                                        %     76.1          23.2       41.8
     Asset turnover ratio (e)                                               .91           .95        .96
     Return on average shareholders' equity                          %      2.6          16.7        6.5
     Total debt as a percentage of total invested capital            %     37.9          24.2       28.1
                                                                  --------------------------------------
     Shareholders' equity per share                                  $    15.31         16.76      15.39
     Stock price range                                               $3511/16-25       351/16-27   30-22
                                                                  --------------------------------------

     (a) Based on average common shares outstanding.
     (b) Based on average shares, assuming dilution.
     (c) Net sales minus cost of goods sold, including applicable depreciation and amortization, divided by net sales.
     (d) Operating profit (loss) divided by net sales.
     (e) Net sales divided by average total assets; 1993 asset turnover ratio is based on 12 months' sales for international subsidiaries.

     1998 includes a charge for acquired research and development and a restructuring charge that reduced operating results by $1.72 per share and $.15 per share, respectively, and 1998 includes for the first time the results of two companies acquired in 1998.
     1997 includes the net tax benefit mainly from a German tax reorganization which increased net income per share by $.48. 1996 includes a restructuring charge that reduced operating results by $.91 per share.
     1995 includes for the first time the net operating results of
      Paco from May 1.
     1994 includes for the first time the results of two companies in which majority ownership was acquired in 1994.
     1993 includes 13 months of operating results for international subsidiaries.
     Beginning in 1992 the Company's ownership interest in glass manufacturing operating results is reported as equity in net income of affiliates. Prior to the 1992 sale of a majority interest in such operation, operating results were fully consolidated.
     1991 includes a restructuring charge that reduced operating results by $1.37 per share.
     1990 includes a restructuring charge that reduced operating results by $.45 per share, and 1990 included for the first time the results of two companies in which controlling

                                                      41


      ownership was acquired in 1989.

     TEN YEAR SUMMARY
     WEST PHARMACEUTICAL SERVICES, INC. AND SUBSIDIARIES
     (in thousands, except per share data)

               1995         1994        1993       1992       1991           1990          1989
           -------------------------------------------------------------------------------------

            412,900      365,100     348,700    337,500    328,900        323,200       308,700
             49,800       45,400      40,600     38,700     (1,600)        15,600        38,700
             42,500       42,100      37,500     34,800     (7,700)         9,600        34,400
             13,900       13,400      14,300     14,300      4,700          6,400        13,200
                800        1,900       1,700      1,700     (2,400)           300         2,100
           -------------------------------------------------------------------------------------
             27,800       26,800      21,500     18,800    (10,000)         2,900        19,100
                900          500       1,000        900      1,500          1,400         1,600
           -------------------------------------------------------------------------------------
             28,700       27,300      22,500     19,700     (8,500)         4,300        20,700
           -------------------------------------------------------------------------------------
               1.73         1.70        1.42       1.26       (.55)           .27          1.28
               1.71         1.69        1.41       1.25       (.55)           .27          1.27
             16,557       16,054      15,838     15,641     15,527         15,793        16,235
             16,718       16,215      16,010     15,776     15,527         15,816        16,301
                .49          .45         .41        .40        .40            .40           .31
           -------------------------------------------------------------------------------------
             12,000       12,000      11,400     11,100     10,800         10,900        11,900
             31,300       27,100      33,500     22,400     25,600         33,200        34,300
           -------------------------------------------------------------------------------------

             86,600       50,400      46,400     37,700     26,500         36,500        50,400
            480,100      397,400     309,200    304,400    313,200        343,500       313,000
            114,300       57,800      32,300     42,000     58,400         78,500        58,100
                200        1,900      10,900     10,100      8,400         11,700         9,100
            254,100      227,300     188,100    168,600    152,600        176,100       179,700
           -------------------------------------------------------------------------------------
            368,600      287,000     231,300    220,700    219,400        266,300       246,900
           -------------------------------------------------------------------------------------


                                                      42

               28.6         32.1        30.2       28.8       25.6           24.4          26.5
               12.1         12.4        11.7       11.5        (.5)           4.8          12.5
               32.8         31.8        38.2       41.1       61.7           66.5          38.5
                .94         1.04        1.11       1.10       1.00            .98          1.01
               11.9         13.2        13.2       12.3       (8.9)           2.4          11.8
               31.0         20.1        14.0       19.1       26.6           29.5          23.5
            -------------------------------------------------------------------------------------
              15.29        13.81       11.82      10.71       9.81          11.37         11.15
           305/8-225/8  291/8-211/4  251/4-197/8  241/8-163/4  183/4-111/8 20-101/2 225/8 -147/8
            -------------------------------------------------------------------------------------


                                                      44