Form 10-K, Exhibit 13
period 1999-12-31
WEST PHARMACEUTICAL SERVICES INC
filed 2000-03-30
CIK 105770

          Financial Review
          --------------------
            West Pharmaceutical Services (the Company) applies value-added services to the process of bringing new drug therapies and healthcare products to global markets. West's technologies include the design and manufacture of packaging components for pharmaceutical, healthcare and consumer products (device product development); research and development of drug delivery systems (drug delivery research and development); contract laboratory services, clinical services and other services that support the manufacturing, filling and packaging of pharmaceutical and healthcare products (contract services).

               The following is management's discussion and analysis of the Company's operating results for the three years ended December 31, 1999, and its financial position as of year-end 1999. The information should be read in conjunction with the financial statements and accompanying notes appearing elsewhere in this report.

          Results of Operations
          ---------------------
            The Company's 1999 net income was $38.7 million, or $2.59 per share. This result includes net tax benefits totaling $2.3 million from a combination of a foreign tax refund related to a dividend resulting from a fourth quarter tax reorganization of European subsidiaries and the favorable settlement of a prior years' tax appeal; a $4.2 million charge associated with the write-off of a plastic product line that has not gained market acceptance; and the reversal of $3.5 million of the 1996 restructuring charge related to the Company's operation in Puerto Rico due to a change in the business plan for that operation. In 1998, net income was $6.7 million, or $.41 per share, and included a charge of $28.2 million related to in-process research and development associated with the 1998 acquisition of DanBioSyst UK Ltd. (DBS) and a $2.5 million net restructuring charge related to staff reductions. Net income in 1997 was $44.4 million, or $2.69 per share, and includes a $7.9 million net tax benefit associated mainly with the tax reorganization of the Company's German subsidiaries.

            Excluding the items noted in all three years, the Company's 1999 net income of $36.3 million, or $2.44 per share, compares with 1998 net income of $37.4 million, or $2.28 per share, and 1997 net income of $36.5 million, or $2.21 per share. Restructuring charges apply to the device product development segment and the in-process research and development charge applies to the drug delivery segment.


          Net Sales
          ---------
            Net sales were $469.1 million in 1999 compared with $449.7 million for 1998. The impact of the strong U.S. dollar reduced reported sales by about $10 million. At constant exchange rates, sales in 1999 were 6.5% higher than 1998 net sales.

            Sales of manufactured device products for the healthcare and consumer markets increased 7.8% (measured at constant exchange rates) in 1999 compared with 1998, with all geographic regions showing growth. The primary growth driver for this segment is demand for packaging components for pharmaceutical products. A number of factors contributed to this increase: 1) increased customer demand for higher value components for insulin and vaccines; 2) a switch by certain customers to higher value components to improve their production efficiencies; and 3) increased customer inventories of some products related to year 2000 contingency planning. Sales in European markets increased 9.8%, and in domestic markets sales increased 5.9%. In domestic markets, the sales increase to healthcare markets was offset in part by a decline in sales to consumer markets, mainly due to the loss of customers replacement products to other suppliers.
          Also, sales increased significantly in Asia/Pacific markets due to higher volume.

            Future sales growth in this segment will be achieved by focusing on the needs of customers with planned introductions of new products and by providing new services and products. The competitive environment for the products in this business segment is growing and, when combined with government pressures to drive healthcare costs down, limit our ability to increase pricing.

            Contract services sales increased by 1.4% for the full year. The acquisition of the clinical services business units in April 1999 added $10.1 million to 1999 sales, although this sales level was below expectations due to project postponements and cancellations. Sales of contract manufacturing and packaging services decreased by 11% compared with 1998. A number of factors contributed to the sales decline for this business unit:
          1) a loss of sales related to two product lines that customers converted to in-house production; 2) low demand for certain customers' products; 3) postponements of customers' new product launches; and 4) customer product cancellations due to regulatory issues. The impact of these events has prompted management to increase the size of the dedicated sales force while continuing to leverage other sales resource efforts to offer customers the full supply chain capability of all its business units. Management is also reviewing the need for additional production capabilities and has implemented changes in management for this business unit.

            Revenues attributable to drug delivery research and development totaled $1.3 million in 1999 compared with $1.5 million in 1998. In 1999, this segment was focused on the preparation of


          Investigational New Drug (IND) applications using proprietary delivery systems. Late in 1999, two INDs were filed with the U.S. Food and Drug Administration (FDA) for nasal delivery of morphine and leuprolide using the Company's proprietary chitosan-based system. These two products are now entering Phase I clinical trials and the Company is seeking licensees for these products.

           The Company currently expects a decline in earnings in the first half of 2000, with a significant decline in first quarter earnings, versus the same periods in 1999. The time required to secure additional projects for the Company's contract services coupled with device product development sales growth (at constant exchange rates) at close to market rates and no significant revenue from drug delivery research and development, will cause this decline.

            In 1998, net sales at $449.7 million were 1% below 1997 net sales of $452.5 million. Reported sales were reduced by about $2.6 million compared with 1997 due to the strong U.S. dollar versus most European and Asian currencies.

            Sales of manufactured device products for the healthcare and consumer markets decreased 1% (measured at constant exchange rates) in 1998 compared with 1997. Sales declined in all markets with the exception of Europe where sales increased 9% partially due to the acquisition of Betraine Limited. Sales in domestic markets decreased 6% mainly reflecting lower sales to several key healthcare and consumer customers. These reductions resulted in part from reductions in customers' inventory levels, and a combination of lower resin prices and loss of business at three accounts to competitors. Lower demand in Asian and South American markets reflected local financial crises.

            Contract manufacturing and packaging service sales increased 3% in 1998 compared with 1997, but excluding the impact of the lower level of Company-supplied materials for 1998 production, sales increased by 8% as several customers prepared for product introductions.

          Gross Profit
          ------------

            The consolidated gross margin in 1999 was 30.8% and gross profit was $144.3 million. These results compare with a 30.1% gross margin and gross profit of $135.2 million in 1998.

            Margins on manufactured device product sales increased by more than one percentage point due to the combined impact of increased demand, a more profitable product mix in all markets and cost savings and efficiency programs.

            Margins on contract manufacturing and packaging services sales declined due to the combined impact of lower volume in the last half of 1999 and the loss of two profitable contracts, which customers converted to in-house production. The margin decline was mitigated by the higher-margin services of the clinical services business units.

            The 1998 consolidated gross margin of 30.1% compared favorably with the 29.2% gross margin in 1997, with gross profit increasing from $132.1 million in 1997 to $135.2 million in 1998.

            Margins on contract manufacturing and packaging service sales increased significantly due to sales volume, price increases, more high-margin longer-running jobs and improved efficiencies. Margins on manufactured device product sales were marginally lower than 1997 due to the inclusion of Betraine Limited, a company acquired in 1998. Excluding Betraine, gross margin for this operating segment increased slightly due to cost savings and efficiency programs. These cost reductions offset the combined negative impact of lower volumes, a less favorable product mix and price competition.

          Expenses
          --------
           Selling, general and administrative expenses as a percent of sales were 16.6% in 1999, 15.7% in 1998 and 15.5% in 1997.

            Selling, general and administrative expenses totaled $77.9 million in 1999, $70.5 million in 1998 and $70.2 million in 1997. The $7.4 million increase in these expenses in 1999 compared with 1998 primarily relates to expenses of acquired companies, spending on drug delivery research and development, management information systems costs (in part related to year 2000 remediation and contingency planning), severance and revised estimates of costs for environmental remediation activities. These increases more than offset the following favorable factors: lower pension costs due to higher income on U.S. pension plan assets and the impact of the stronger U.S. dollar.

            The $.3 million increase in these expenses in 1998 compared with 1997 was also primarily associated with acquisitions. The increase more than offset the following favorable factors: lower pension costs due to higher income on U.S. pension plan assets, the impact of the stronger U.S. dollar and lower U.S. employee fringe benefit costs.

            Transactions included in the other income category netted to income of $1.2 million in 1999, compared to income of $2.5 million in 1998 and $1.1 million in 1997. Interest income, included therein, totaled $2.5 million in 1999, $2.7 million in 1998 and $2.0 million in 1997, a result of cash flow from operations available for investment. Foreign currency losses were $.9 million in 1999 compared with $.2 million of foreign exchange gains in 1998. The strong U.S. dollar compared with Euro-based currencies was responsible for the 1999 losses. Beginning in 1998, accounts of the Company's subsidiary in Brazil were translated using the Brazilian real as the functional currency, since inflation in that country had declined significantly. Net losses on real estate and investments totaled $.3 million in 1998 and $.7 million in 1997. Losses on disposition of obsolete equipment totaled $.6 million in 1999 and 1997 and were immaterial in 1998.

          Interest
          ---------
           Interest costs totaled $11.0 million in 1999 compared with $7.5 million in 1998 and $6.0 million in 1997, of which $.6 million in 1999, $.3 million in 1998 and $.4 million in 1997 were capitalized as part of the cost of capital asset acquisitions.

           The average consolidated debt level increased despite strong cash flow from operations in both 1999 and 1998. Higher debt levels reflect the acquisition of the Clinical Services Division in April 1999, DBS in March 1998 and Betraine in July 1998. Also in 1999 the Company purchased 530,800 shares of its common stock on the open market at an average cost of $34.10 per share, after having acquired two million shares at $30.00 per share in a Dutch Auction self-tender in October 1998.

          Income Taxes
          ------------
           The effective tax rate on consolidated income was 32.5% in 1999, 76.1% in 1998 and 23.2% in 1997. Unusual events have impacted the effective tax rate in each of these years. Excluding the impact of these unusual items would result in comparative tax rates of 37.5% for 1999, 37.8% for 1998 and 37% for 1997. These
          comparative tax rates reflect changes in the geographic mix of earnings and changes in the statutory tax rate in several countries in the three-year span.

           The unusual items impacting the actual reported rates are as follows: In 1999, two events produced a net tax benefit of $2.3 million: namely, a foreign dividend made possible by a tax reorganization of the Company s European subsidiaries late in the year which triggered the refund of taxes previously paid and the favorable settlement of a prior years tax appeal. The tax reorganization of the European subsidiaries will reduce the effective tax rate, excluding any unforeseen unusual items, by approximately one percentage point in future years.

           In 1998, the reported effective tax rate was increased by a non-deductible $28.2 million charge for acquired in-process research and development.

           In 1997, two events produced a net tax benefit of $7.9 million. The events were: 1) a tax reorganization of German subsidiaries, which both increased the tax basis for the assets of these entities and resulted in tax credit refunds, and 2) repatriation of cash dividends from certain foreign subsidiaries.


          Equity in Affiliates
          --------------------
           The contribution to earnings from a 25% ownership interest in Daikyo Seiko, Ltd. and a 49% ownership interest in three companies in Mexico increased in 1999 after having declined in both 1998 and 1997. Daikyo's contribution to earnings increased in 1999 due to a combination of higher sales volumes and margins, the benefit of a legal settlement of a patent infringement, and a stronger Japanese yen versus the U.S. dollar. In 1998 and 1997, Daikyo s results were impacted by high expenses related to the introduction of a new product line, Resin CZ vials, lower sales due to reduced government reimbursements of healthcare costs and a weaker Japanese yen versus the U.S. dollar. Contributions from Mexican operations rose slightly after having decreased in the previous two years. In 1997, equity in losses of DBS related to the Company s then 30% ownership interest. DBS was consolidated beginning in April 1998 when it became a wholly owned subsidiary.


          Financial Position
          --------------------
            The Company believes that its financial position and current capitalization will enable it to finance substantial future growth. Cash flow from operations totaled $69.4 million in 1999. Working capital at December 31, 1999, totaled $80.7 million, a ratio of current assets to current liabilities of 1.8 to 1, and includes a cash balance of $45.3 million. Debt to total invested capital (total debt, minority interests and shareholders' equity) was 42.5%. The outstanding debt balance was $171.1 million at December 31, 1999, compared with $141.1 million at year-end 1998.

           Available cash plus cash flow from 1999 operations, combined with cash from stock option exercises and a $100 million, 10-year, private debt placement were used to fund the following: the paydown of revolving credit lines; $46.2 million of 1999 capital expenditures; the $17.2 million purchase price for acquisitions; the repurchase of 530,800 common shares at an average cost of $34.10 per share; and $10.3 million of cash dividends to shareholders ($.65 per share).

          2000 Requirements
          ------------------
          Capital expenditures:
          ---------------------
           Cash requirements for capital projects in 2000 are projected to be $50 million. These projects focus on new business opportunities, technology upgrades and product and process standardization for the device product development facilities to reduce cost and improve quality. Projects at the contract manufacturing and packaging business unit are mainly for additional high-speed equipment to improve service to customers and become more competitive. Continued implementation of new information management systems software to remain efficient and competitive is also planned.


          Year 2000 costs:
          ----------------
           The Company developed and implemented a comprehensive corporate-wide project designed to address the year 2000 issue. The Company did not experience any difficulties related to the year 2000 compliance on December 31, 1999 or to date, nor has the Company experienced difficulties due to its suppliers or customers in connection with year 2000 compliance.

           The pretax costs incurred for this effort were approximately $1.9 million in 1999, $3.7 million 1998 and $1.0 million in 1997. Purchases and implementation costs for compliant software which also improves functionality were capitalized. As a result, $1.1 million in 1999, $3.3 million in 1998 and $1.0 million in 1997
          have  been capitalized.   The  Company  did not  separately track
          incidental costs and time that its own internal employees spent on the year 2000 project.

          Foreign exchange exposure:
          -------------------------
           In accordance with the Company's foreign exchange management policy, the adverse consequences resulting from foreign currency exposure are mitigated by engaging in certain hedging activities. Foreign exchange forward contracts are used to minimize exposure related to foreign currency transactions and commitments for raw material purchases. The Company has entered into interest rate swap agreements to minimize risk to interest rate increases. The Note "Financial Instruments" to the Consolidated Financial Statements explains the impact of such hedges and interest rate swaps on the Company's results of operations and financial position.

          Remedial activities:
          -------------------
           Cash requirements for remedial activity related to environmental cleanup are expected to be relatively small in 2000 as the Company works with local environmental authorities to finalize the remediation plan at a U.S. manufacturing site. The Company has been indemnified by other financially responsible parties against future government claims relating to groundwater contamination at a Puerto Rico site, and the Company does not anticipate any remedial expenses with respect to this site.

           In 2000, management believes cash generated from operations and option exercises, credit facilities and the Company's current capitalization will provide sufficient flexibility to meet future cash flow requirements and pursue its stated strategy. The Company s current revolving credit agreement expires in August 2000, but the Company has begun discussions for a replacement facility to balance cash flow requirements.


            Statements concerning forecasted results, financial or otherwise, which are contained in the above material, constitute "forward looking statements" that involve risks and uncertainties. The Company's actual results may differ materially from those expressed in any forward-looking statement and are dependent on a number of factors including but not limited to, sales demand, timing of customers' projects, competitive pressures, the strength or weakness of the U.S. dollar, inflation, the cost of raw materials, successful continuance of cost-improvement programs and statutory tax rates.

          CONSOLIDATED STATEMENTS OF INCOME
          WEST PHARMACEUTICAL SERVICES, INC. AND SUBSIDIARIES
          FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997.
          (in thousands, except per share data)

                                                     1999              1998             1997
                                        --------------------------------------------------------------
          Net sales                             $469,100  100%    $449,700  100%   $452,500  100%
          Cost of goods and services sold        324,800   69      314,500   70     320,400   71
                                        --------------------------------------------------------------
           Gross profit                          144,300   31      135,200   30     132,100   29
          Selling, general and
           administrative expenses                77,900   17       70,500   16      70,200   16
          Restructuring charge                       700    -        4,000    1          -    -
          Acquired research and development            -    -       28,200    6          -    -
          Other (income), net                     (1,200)   -       (2,500)  (1)     (1,100)  (1)
                                        --------------------------------------------------------------
           Operating profit                       66,900   14       35,000    8      63,000   14
          Interest expense                        10,400    2        7,200    2       5,600    1
                                        --------------------------------------------------------------
           Income before income
            taxes and minority interests          56,500   12       27,800    6      57,400   13
          Provision for income taxes              18,400    4       21,200    5      13,300    3
          Minority interests                         200    -          100    -         200    -
                                        --------------------------------------------------------------
           Income from consolidated operations    37,900    8%       6,500    1%     43,900   10%
          Equity in net income of                          ---               ---              ---
            affiliated companies                     800               200              500
                                        --------------------------------------------------------------
           Net income                           $ 38,700           $ 6,700         $ 44,400
                                        --------------------------------------------------------------
          Net income per share:
           Basic                                $   2.59           $   .41         $   2.69
           Assuming dilution                    $   2.57           $   .40         $   2.68
                                        --------------------------------------------------------------
          Average common shares outstanding       14,914            16,435           16,475
          Average shares assuming dilution        15,048            16,504           16,572

          The accompanying notes are an integral part of the financial statements.

     CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
     WEST PHARMACEUTICAL SERVICES, INC. AND SUBSIDIARIES
     FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997.
     (in thousands)

                                                 Unrealized
                                    Foreign           gains      Total other                      Total
                                   currency        (losses)    comprehensive        Net   comprehensive
                                      items   on securities     income(loss)     income          income
                           ------------------------------------------------------------------------------
     Cumulative balance,
      January 1, 1997           $16,300            $  400        $16,700

      Comprehensive
      income 1997               (12,900)             (300)       (13,200)         $44,400         $31,200
                           -----------------------------------------------------------------------------
     Cumulative balance,
      December 31, 1997           3,400               100          3,500

      Comprehensive
      income 1998                 4,100              (400)         3,700          $ 6,700         $10,400
                           ------------------------------------------------------------------------------
     Cumulative balance,
      December 31, 1998           7,500              (300)         7,200

      Comprehensive
      income 1999               (13,600)            1,100        (12,500)         $38,700         $26,200
                           ------------------------------------------------------------------------------
     Cumulative balance,
      December 31, 1999         $(6,100)             $800        $(5,300)
                           ----------------------------------------------

     The accompanying notes are an integral part of the financial statements.

     CONSOLIDATED BALANCE SHEETS
     WEST PHARMACEUTICAL SERVICES, INC. AND SUBSIDIARIES
     AT DECEMBER 31, 1999 AND 1998.
     (in thousands, except per share data)

                                                                             1999          1998
     ASSETS                                                               ---------------------
     Current assets:
      Cash, including equivalents (1999--$26,100; 1998--$13,700)         $ 45,300      $ 31,300
      Accounts receivable, less allowance (1999--$1,800; 1998--$1,900)     74,600        64,400
      Inventories                                                          42,100        43,500
      Deferred income tax benefits                                          7,300         9,700
      Other current assets                                                 15,400        10,800
                                                                          ----------------------
     Total current assets                                                 184,700       159,700
                                                                          ----------------------
     Property, plant and equipment                                        489,200       474,700
     Less accumulated depreciation and amortization                       261,600       251,900
                                                                          ----------------------
                                                                          227,600       222,800
     Investments in affiliated companies                                   20,200        15,700
     Goodwill                                                              66,500        61,200
     Deferred charges and other assets                                     52,800        48,700
                                                                          ----------------------
                                                                         $551,800      $508,100
                                                                          ----------------------

                                                      11

                                                                             1999          1998
     LIABILITIES AND SHAREHOLDERS' EQUITY                                 ---------------------
     Current liabilities:
      Current portion of long-term debt                                  $  2,200      $    800
      Notes payable                                                        27,400        35,300
      Accounts payable                                                     25,500        20,800
      Accrued expenses:
       Salaries, wages and benefits                                        15,600        17,100
       Income taxes payable                                                 5,500         8,500
       Other                                                               27,800        24,200
                                                                          ----------------------
     Total current liabilities                                            104,000       106,700
                                                                          ----------------------
     Long-term debt, excluding current portion                            141,500       105,000
     Deferred income taxes                                                 48,000        39,100
     Other long-term liabilities                                           26,300        26,600
     Minority interests                                                       800           600
     Shareholders' equity:
      Preferred stock, shares authorized: 3,000;
       shares issued and outstanding: 1999--0; 1998--0
      Common stock, par value $.25 per share; shares authorized: 50,000;
       shares issued: 1999--17,165; 1998--17,165;
       shares outstanding: 1999--14,664; 1998--15,026                       4,300         4,300
      Capital in excess of par value                                       31,700        32,900
      Retained earnings                                                   278,100       249,300
      Accumulated other comprehensive (loss) income                        (5,300)        7,200
                                                                          ----------------------
                                                                          308,800       293,700
     Less treasury stock (1999--2,501 shares; 1998--2,139 shares)          77,600        63,600
                                                                          ----------------------
     Total shareholders' equity                                           231,200       230,100
                                                                          ----------------------
                                                                         $551,800      $508,100
                                                                          ----------------------
     The accompanying notes are an integral part of the financial statements.


     CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
     WEST PHARMACEUTICAL SERVICES, INC. AND SUBSIDIARIES
     FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997.
     (in thousands, except per share data)

                                                Capital in                 Other
                                         Common  excess of   Retained  comprehensive Treasury
                                          stock  par value   earnings  income (loss)    stock      Total
                                        ----------------------------------------------------------------
     Balance, January 1, 1997            $4,200    $24,000   $217,700      $16,700   $(10,600) $252,000
                                        ----------------------------------------------------------------

     Net income                                                44,400                            44,400
     Shares issued under stock plans                                                    4,100     4,100
     Cash dividends declared ($.58 per share)                  (9,600)                           (9,600)
     Changes-other comprehensive income                                    (13,200)             (13,200)
                                        ----------------------------------------------------------------
     Balance, December 31, 1997           4,200     24,000    252,500        3,500     (6,500)  277,700
                                        ----------------------------------------------------------------
     Net income                                                 6,700                             6,700
     Shares issued under stock plans                   300                              3,300     3,600
     Shares issued for acquisition          100      8,600                                        8,700
     Shares repurchased                                                               (60,400)  (60,400)
     Cash dividends declared ($.62 per share)                  (9,900)                           (9,900)
     Changes-other comprehensive income                                       3,700               3,700
                                        ----------------------------------------------------------------
     Balance, December 31, 1998           4,300     32,900    249,300         7,200   (63,600)  230,100
                                        ----------------------------------------------------------------
     Net income                                                38,700                            38,700
     Shares issued under stock plans                (1,200)                             4,100     2,900
     Shares repurchased                                                               (18,100)  (18,100)
     Cash dividends declared ($.66 per share)                  (9,900)                           (9,900)
     Changes-other comprehensive income                                    (12,500)             (12,500)
                                        ----------------------------------------------------------------
     Balance, December 31, 1999          $4,300    $31,700   $278,100      $(5,300)  $(77,600) $231,200
                                        ----------------------------------------------------------------

     The accompanying notes are an integral part of the financial statements.

     CONSOLIDATED STATEMENTS OF CASH FLOWS
     WEST PHARMACEUTICAL SERVICES, INC. AND SUBSIDIARIES
     FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997.
     (in thousands)

                                                                      1999      1998        1997
                                                                  -------------------------------
     Cash flows from operating activities:
      Net income                                                   $38,700    $6,700     $44,400
      Adjustments to reconcile net income to
       net cash from operating activities:
        Depreciation and amortization                               35,700    32,300      31,900
        Acquired in-process research and development                    -     28,200         -
        Restructuring charge                                           700     4,000         -
        Loss on sales of real estate and investments                    -        300         700
        Deferred income taxes                                        8,500     5,900      (7,500)
        Pension and other retirement plans                          (9,200)   (6,000)     (4,100)
        Equity in undistributed earnings of affiliated
         companies, net                                               (500)     (100)       (100)
        Decrease (increase) in accounts receivable                 (10,200)     (700)      1,000
        Decrease (increase) in inventories                          (1,200)   (2,400)      2,700
        Decrease (increase) in other current assets                 (1,400)      800         400
        (Decrease) increase in other current liabilities             6,900       500      (1,300)
        Other operating items                                        1,400     1,500        (400)
                                                                   -------------------------------
     Net cash provided by operating activities                      69,400    71,000      67,700
                                                                   -------------------------------
     Cash flows from investing activities:
      Property, plant and equipment acquired                       (46,200)  (41,800)    (34,400)
      Proceeds from sales of assets                                    100     1,200       1,700
      Payments for acquisitions, net of cash acquired              (17,200)  (34,900)         -
      Customer advances, net of repayments                           1,600     1,700        (300)
                                                                   -------------------------------
     Net cash used in investing activities                         (61,700)  (73,800)    (33,000)
                                                                   -------------------------------

                                                      14


                                                                      1999      1998        1997
                                                                   -------------------------------
     Cash flows from financing activities:
      Proceeds from senior notes                                   100,000         -           -
      (Repayments) borrowings under
       revolving credit agreements, net                            (46,000)   65,000         200
      Proceeds from other long-term debt                                 -     1,500         -
      Repayment of other long-term debt                             (3,000)  (19,100)     (1,200)
      Other notes payable, net                                     (16,800)      800        (700)
      Issuance of common stock, net                                  2,800     2,600       4,000
      Dividend payments                                            (10,300)   (9,400)     (9,400)
      Purchase of treasury stock                                   (18,100)  (60,400)         -
                                                                   -------------------------------
     Net cash provided by (used in) financing activities             8,600   (19,000)     (7,100)
                                                                   -------------------------------
     Effect of exchange rates on cash                               (2,300)      800      (2,600)
                                                                   -------------------------------
     Net increase (decrease) in cash and cash equivalents           14,000   (21,000)     25,000
     Cash and cash equivalents at beginning of year                 31,300    52,300      27,300
                                                                   -------------------------------
     Cash and cash equivalents at end of year                      $45,300   $31,300     $52,300
                                                                   -------------------------------
     Supplemental cash flow information:
      Interest paid, net of amounts capitalized                    $ 9,000   $ 5,100     $ 5,700
      Income taxes paid                                            $15,100   $14,700     $20,000
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

          Principles of Consolidation: The consolidated financial statements include the accounts of West Pharmaceutical Services, Inc. and all majority-owned subsidiaries ("the Company"). Material intercompany transactions and accounts are eliminated in consolidation. Certain items have been reclassified to conform with current classifications. Investments in affiliated companies in which ownership exceeds 20% are accounted for on the equity method.

          Statement of Cash Flows: Cash flows from operating activities are reported under the indirect method; cash equivalents include time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

          Inventories: Inventories are valued at the lower of cost or market. The cost of inventories located in the United States is determined on the last-in, first-out (LIFO) method, except for the cost of inventories of West Pharmaceutical Services Lakewood, Inc. ("West Lakewood"), a wholly owned subsidiary, which is determined on the first-in, first-out (FIFO) method. The cost of inventories located outside the United States is determined principally on the average cost method.

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

          In 1998, Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", was issued. This standard, which will be adopted by the Company in the year 2001, requires derivatives to be recorded on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the value of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The impact of adopting this standard cannot be determined at this time.

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

          Revenue Recognition: Sales of manufactured components and contract manufacturing and packaging services are recorded at the time title passes, which generally occurs when the goods are shipped. Clinical services revenue and related direct costs are recognized as specific contract terms are fulfilled under the percentage of completion method (the units of delivery method). Fees for individual contract clinical services are fixed upon execution of the contract and provide for payment for all work performed. Pass-through costs that are paid directly by clients, and for which the Company does not bear the risk of performance, are excluded from revenue. The termination of a contract typically results in no material adjustments to the revenue or costs previously recognized. Revenue associated with drug delivery systems development is recognized when earned in accordance with the terms of the agreement with the customer.

          Property, Plant and Equipment: Property, plant and equipment are carried at cost. Maintenance and minor repairs and renewals are charged to expense as incurred. Upon sale or retirement of depreciable assets, costs and related depreciation are eliminated, and gains or losses are recognized in the determination of net income.

          Impairment of Asset Value: The Company continually evaluates the appropriateness of the remaining estimated useful life and the carrying value of its operating assets, goodwill and other intangible assets. Carrying values in excess of undiscounted estimates of related cash flows are expensed when such determination is made.

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

          Research and Development: Research, development and engineering expenditures for the creation and application of new or improved products and processes, and drug delivery systems, the totals of which amounted to $16,700 in 1999, $14,500 in 1998, and $12,000 in 1997, are expensed as incurred, net of customer reimbursements.

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

          Net Income Per Share: Basic net income per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during each period. Net income per share assuming dilution considers the potential issuance of common shares under the Company's stock option and award plans, based on the treasury stock method. The treasury stock method assumes use of exercise proceeds to repurchase common stock at the average fair market value in the period.

          Other Income (Expense)
          ----------------------

                                                 1999      1998      1997
                                             -----------------------------
          Interest income                     $ 2,500   $ 2,700    $2,000
          Foreign exchange (losses) gains        (900)      200        -
          Loss on sales of real
            estate and investments                  -      (300)     (700)
          Other                                  (400)     (100)     (200)
                                             -----------------------------
                                              $ 1,200   $ 2,500    $1,100
                                             -----------------------------

          Restructuring Charges
          ---------------------
          In 1999, the Company revised its business plan related to its plastics component manufacturing operations. The new business plan includes investment in new capacity and capabilities at the Company's Puerto Rico facility, which resulted in a $3.5 million adjustment of the restructuring charge recorded in 1996 related to this operation. In addition, the Company wrote off the $4.2 million carrying value of equipment and intangibles related to a proprietary plastic product line that has not gained market acceptance.

          In September 1998, the Company recorded a pre-tax charge of $4,000. The charge related to employee reductions associated with identified manufacturing and other operating efficiencies. The charge includes severance and benefits for 90 employees including manufacturing and staff positions and other related charges. At December 31, 1999, the total payout of severance and benefits to date associated with this charge was $3,610.

          Acquisitions and Investments
          -----------------------------
          On April 20, 1999, the Company acquired the assets of the Clinical Services Division ("CSD") of Collaborative Clinical Research, Inc. CSD provides clinical research services to the pharmaceutical and biotechnology industries. Its focus is on the identification, placement, monitoring and management of clinical-trial programs. The CSD purchase price was comprised of a combination of $15,900 in cash, and the assumption of $2,300 of current liabilities. The acquisition was accounted for as a purchase and CSD was consolidated beginning May 1, 1999. The allocation of the purchase price is as follows:

               Current assets                             $2,900
               Equipment and leasehold improvements          800
               Goodwill                                   14,500

          The excess of the purchase price over the net assets acquired is being amortized on a straight-line basis over 20 years. Pro forma results assuming the acquisition of CSD as of January 1, 1999 would not materially change reported sales or net income.

          In the third quarter of 1999, the Company acquired a 7% interest in a firm involved in genotyping technology for $1,300. Upon the satisfaction of certain future milestones, the Company is conditionally committed to investing up to an additional $2,300, which would bring its cumulative ownership percentage up to 19.95%.

          On July 1, 1998, the Company acquired Betraine Limited for BPS 7,200 ($11,800 at July 1, 1998). Betraine manufactures precision injection molded plastic components for the healthcare and consumer products industries. The acquisition was accounted for as a purchase and Betraine was consolidated beginning July 1, 1998. The acquisition was financed with existing cash. The excess of the purchase price over the net assets acquired is being amortized on a straight-line basis over 20 years.

          On March 31, 1998, the Company acquired for BPS 20,000 ($33,500 at March 31, 1998) the remaining 70% interest in DanBioSyst UK Ltd. ("DBS"), making DBS a wholly owned subsidiary. DBS is engaged in drug delivery system research and development. This transaction was accounted for by the purchase method, and was financed with cash of $9,400, 320,406 shares of restricted common stock valued at $8,700, and short-term notes of $15,400. DBS was consolidated beginning April 1, 1998. The allocation of the purchase price, determined by an independent appraiser using the income approach, follows:

          Current assets                                 $ 1,300
          Equipment and leasehold improvements               800
          In-process research and development             28,200
          Patents                                          2,800
          Other intangibles                                  400


          In-process research and development was written off at the date of acquisition. This value relates to various drug delivery platforms which DBS had in different stages of the development process. The appraisal was based on licensing of such delivery systems with significant revenues generated beginning in 2003. A discount rate of 32% was used.

          The initial 30% interest in DBS was acquired in 10% increments over the period 1994 through 1996.

          Income Taxes
          ------------
          Income before income taxes and minority interests was derived as follows:

                                                 1999       1998      1997
                                               ---------------------------
          Domestic operations                  $36,000   $ 8,600   $39,500
          International operations              20,500    19,200    17,900
                                               ---------------------------
                                               $56,500   $27,800   $57,400
                                               ---------------------------

          The related provision for income taxes consists of:

                                                  1999      1998     1997
                                               ----------------------------
          Currently payable:
           Federal                             $ 3,300   $ 8,800  $ 16,000
           State                                   300       900       600
           International                         6,300     5,600     4,200
                                                ---------------------------
                                                 9,900    15,300    20,800
                                                ---------------------------
                                          21

          Deferred:
           Federal                               7,200     4,200    1,800
           International                         1,300     1,700   (9,300)
                                                ---------------------------
                                                 8,500     5,900   (7,500)
                                                ---------------------------
                                               $18,400   $21,200  $13,300
                                                ---------------------------

          A reconciliation of the United States statutory corporate tax rate to the Company's effective consolidated tax rate on income before income taxes and minority interests is as follows:

                                                  1999     1998     1997
                                                 --------------------------
          Statutory corporate tax rate            35.0%    35.0%    35.0%
          Tax on international operations in
            excess of United States tax rate       2.9      1.2      4.7
          Tax reorganization benefit              (3.1)       -    (21.7)
          Acquired research and development          -     35.5       -
          United States tax on repatriated
           international earnings                   .6       .8      4.3
          State income taxes, net
           of Federal tax benefit                   .4      2.3       .7
          Settlement of tax audit                 (1.8)       -        -
          Other                                   (1.5)     1.3       .2
                                                 --------------------------
          Effective tax rate                      32.5%    76.1%    23.2%
                                                 --------------------------

          In the fourth quarter of 1999, the Company completed a tax reorganization of its European subsidiaries. The reorganization made possible payment of a dividend which triggered refund of taxes previously paid.

          In the third quarter of 1997, the Company completed a tax reorganization of certain German subsidiaries. The benefit of this reorganization was reduced in 1997's fourth quarter due to a tax law change and completion of a tax audit.

          The net current and noncurrent components of deferred income taxes recognized in the balance sheet at December 31 are as follows:

                                                  1999               1998
                                            -------------------------------
          Net current assets                   $ 5,300            $ 7,800
          Net noncurrent liabilities           $36,200            $27,900
                                            ------------------------------

          The following is a summary of the significant components of the Company's deferred tax assets and liabilities as of December 31:

                                                  1999                1998
                                             -------------------------------
          Deferred tax assets:
           Loss on asset dispositions
            and plant closings                 $ 2,400            $ 2,400
           Severance and deferred
            compensation                         9,200              9,900
           German tax reorganization             4,900              7,800
           Net operating loss carryovers         3,800              2,300
           Foreign tax credit carryovers         1,100                800
           Restructuring charge                     -               1,400
           Other                                 3,800              4,500
           Valuation allowance                  (4,900)            (2,900)
                                              -------------------------------
              Total                            $20,300            $26,200
                                              -------------------------------

          Deferred tax liabilities:
           Accelerated depreciation            $34,400            $32,200
           Severance and deferred compensation  11,900              7,600
           Other                                 4,900              6,500
                                              -------------------------------
               Total                           $51,200            $46,300
                                              -------------------------------

          At December 31, 1999, subsidiaries had operating tax loss carryovers of $35,200, which will be available to apply against the future taxable income of such subsidiaries. The carryover periods expire beginning with $7,900 in 2002 and continue through 2006.

          In 1997, the Company repatriated $12,000 of undistributed earnings of international subsidiaries and $2,400 of tax was recorded. At December 31, 1999, undistributed earnings of international subsidiaries, on which deferred income taxes have not been provided, amounted to $151,000. It is the Company's intention to reinvest these undistributed earnings of foreign subsidiaries, and it is not practicable to determine the amount of income or withholding tax that would be payable upon the remittance of those earnings. Such earnings would become taxable upon the sale or liquidation of foreign subsidiaries or upon the remittance of dividends. Tax credits that would become available upon distribution of such earnings could reduce income taxes then payable at the United States statutory rate. As of December 31, 1999, the Company had available foreign tax credit carryovers of approximately $1,100 expiring in 2000 through 2004.

          Net Income Per Share
          --------------------
               The following table reconciles shares used in basic income per share to the shares used in income per share assuming dilution. There is no adjustment to the net income of the Company in the calculation of net income per share assuming dilution.

                                                   1999      1998     1997
                                                 ------    ------   ------
          Net income                           $38,700    $ 6,700  $44,400
          ----------------------------------------------------------------
          Average common
           shares outstanding                   14,914     16,435   16,475
          Assumed stock options
           exercised and awards vested             134         69       97
          -----------------------------------------------------------------
          Average shares
           assuming dilution                    15,048     16,504   16,572
          ----------------------------------------------------------------

          Comprehensive Income
          --------------------
          Comprehensive income consists of reported net income and other comprehensive income which reflects revenue, expenses and gains and losses which generally accepted accounting principles exclude from net income. For the Company, the items excluded from current net income are unrealized gains or losses on available-for-sale securities and cumulative foreign currency adjustments. Comprehensive income and the cumulative balance of each item of other comprehensive income is displayed in the accompanying Consolidated Statements of Comprehensive Income.

          Inventories
          -----------

                                                  1999                1998
                                               ---------------------------
          Finished goods                       $14,000             $15,700
          Work in process                       12,800              13,700
          Raw materials                         15,300              14,100
                                               ---------------------------
                                               $42,100             $43,500
                                               ---------------------------

          Included above are inventories located in the United States that are valued on the LIFO basis, amounting to $11,800 and $10,200 at December 31, 1999 and 1998, respectively, which are approximately $6,800 and $7,200, respectively, lower than replacement value.


          Affiliated Companies
          --------------------
          At December 31, 1999, the following affiliated companies were accounted for under the equity method:

                                                         Fiscal
                                                          year   Ownership
                                          Location         end    interest
                                      --------------------------------------
          West Pharmaceutical
           Services Mexico S.A. de C.V.    Mexico        Dec. 31       49%
          Aluplast S.A. de C.V.            Mexico        Dec. 31       49%
          Pharma-Tap S.A. de C.V.          Mexico        Dec. 31       49%
          Daikyo Seiko, Ltd.               Japan         Oct. 31       25%
                                      --------------------------------------

          A summary of the financial information for these companies is presented below:

                                                       1999          1998
                                                   ------------------------
          Balance Sheets:
          Current assets                          $ 95,400        $ 83,400
          Noncurrent assets                        111,100          99,600
                                                   ------------------------
            Total assets                          $206,500        $183,000
                                                   ------------------------
          Current liabilities                     $ 62,100        $ 45,000
          Noncurrent liabilities                    74,300          79,800
          Owners' equity                            70,100          58,200
                                                   ------------------------
            Total liabilities and owners' equity  $206,500        $183,000
                                                   ------------------------


                                                 1999       1998       1997
                                                ---------------------------
          Income Statements:
          Net sales                           $78,200    $69,500   $77,200
          Gross profit                         17,000     14,500    18,700
          Net income                            3,400      1,000     2,900
                                               ----------------------------


          Unremitted income of affiliated companies included in consolidated retained earnings amounted to $11,600, $11,100 and $11,100 at December 31, 1999, 1998 and 1997, respectively. Dividends received from affiliated companies were $300 in 1999, $200 in 1998 and $400 in 1997.

          The Company's equity in unrealized gains and losses of Daikyo Seiko, Ltd.'s investment in securities available for sale included in other comprehensive income, a separate component of shareholders' equity, was $800, $(300) and $100 at December 31, 1999, 1998 and 1997, respectively. The 1999 gains and 1998 losses are net of income taxes of $1,000 and income tax benefits of $300, respectively.

          Property, Plant and Equipment
          ------------------------------
          A summary of property, plant and equipment at December 31 is presented in the following table:

                                      Years of
                                      expected
                                   useful life     1999         1998
                           -----------------------------------------
          Land                                 $  3,100    $  3,400
          Buildings and improvements   7-50     103,700     104,200
          Machinery and equipment      3-20     304,700     293,600
          Molds and dies               4-7       53,500      55,600
          Construction in progress               24,200      17,900
                           ----------------------------------------
                                               $489,200    $474,700
                           ----------------------------------------

          Debt
          ----
          Short-Term: Notes payable in the amounts of $27,400 and $35,300 at December 31, 1999 and 1998, respectively, are payable within one year and bear interest at a weighted-average interest rate of 7% and 6%, respectively. At December 31, 1998, short-term debt of $2,800 (under a revolving credit line) was classified as long-term because of the Company's intent to renew the borrowings using an available long-term credit facility.

          Long-term:
          At December 31,                                   1999      1998
                                                       -------------------
          Unsecured:
          Senior notes, due 2009 (6.81%)                $100,000   $   -
          Revolving credit facility, due 2000 (5.51%)          -    55,000
          Tax-exempt industrial revenue bonds,
           due 2005  (4.2% to 5.95%) (a)                  10,900    11,100
          Subordinated debentures, due 2007 (6.5%)         3,400     3,300
          Other notes, due 2000 to 2006 (4.0% to 7.23%)   25,900    29,800
          Collateralized:
          Mortgage notes, due 2016 (6.94%) (b)             3,500     6,600
                                                       -------------------
          Total long-term debt                           143,700   105,800
          Less current portion                             2,200       800
                                                       -------------------
                                                        $141,500  $105,000
                                                       -------------------

          (a) The proceeds of industrial revenue bonds that were not required for the respective construction projects have been invested by the Company. Use of these excess funds and earnings thereon is restricted to servicing the debt. The aggregate of unexpended proceeds and earnings thereon of $1,600 is reflected as a reduction of the principal outstanding on the bonds.

          (b) Real estate, machinery and equipment with a carrying value of $10,300 at December 31, 1999, are pledged as collateral.

          In April 1999, the Company entered into an agreement with five insurance companies to borrow a total of $100,000 for ten years at a coupon rate of 6.81%; the effective interest rate is 6.91%. Interest is payable quarterly. The proceeds were used to repay debt under existing lines of credit, for the acquisition of CSD, and for general corporate purposes.

          The Company's revolving credit agreement provides for borrowings up to $125,000 through August 2000, renewable at the lenders' option. Interest is charged at a floating rate based on LIBOR, and a commitment fee ranging up to 3/20% per annum is payable on the facility.

          At December 31, 1999, $4,300 at par value of West Lakewood's subordinated debentures were outstanding. The subordinated debentures are reflected in the balance sheet net of discount, which is being amortized through the maturity date of the subordinated debentures, March 1, 2007. The unamortized discount totaled $900 and $1,000 at December 31, 1999 and 1998, respectively. The holders have the right to convert such subordinated debentures into cash for an amount approximating 50% of the par value of the subordinated debentures converted. Interest is payable semiannually.

          Long-term debt maturing in the years following 2000 is: $10,000 in 2001, $0 in 2002, $11,200 in 2003 and $0 in 2004.

          Certain of the financing agreements, among other things, require the maintenance of working capital, interest coverage, debt-to-capitalization and tangible net worth ratios and restrict the sale of assets.

          Interest costs incurred during 1999, 1998 and 1997 were $11,000, $7,500 and $6,000, respectively, of which $600, $300 and $400, respectively, were capitalized as part of the cost of acquiring certain assets.

          At December 31, 1999, the Company has three interest rate swap contracts outstanding, with notional value of $3,000 each, to fix the interest rates at 6.54%, 6.775% and 6.51% through April, July and August 2001, respectively. Under the terms of these agreements, the Company makes periodic interest payments based on these fixed rates of interest on the notional principal amounts to a counterparty that makes payments based on a market interest rate. The net interest expense recognized in connection with these agreements was less than $200 in 1999 and less than $100 in the prior two years.

          Financial Instruments
          ---------------------
          The following disclosure reflects the estimated fair value of financial instruments of the Company as of December 31.

                                      Carrying value  Estimated fair value
                                      --------------------------------------
                                        1999      1998     1999      1998
                                      -------------------------------------
          Cash and cash equivalent    $45,300   $31,300  $45,300   $31,300
          Short-and long-term de      171,100   141,100  167,100   135,000
          Interest rate swaps(a)           -         -        -       -
          Forward exchange contracts(a)    -         -        -       -
                                       -------------------------------------

          (a) The estimated fair value of the interest rate swaps was less than $100 at December 31, 1999 and 1998. The estimated fair value of forward exchange contracts was less than $100 at December 31, 1999. There were no forward contracts in effect at December 31, 1998.

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

          Medicare and the plan mandates Medicare risk (HMO) coverage wherever possible and caps the total contribution for non-HMO coverage.

          The expense (income) components of net pension income are as follows:

                               Pension benefits   Other retirement benefits
                           1999      1998     1997    1999    1998     1997
   -------------------------------------------------------------------------
     Service cost       $ 4,600   $ 3,600  $ 3,600   $ 400    $500     $400
     Interest cost        8,900     8,500    8,000     400     500      500
     Expected return
       on assets        (17,600)  (15,400) (13,400)      -        -      -
     Amortization of
       unrecognized
       transition asset    (700)     (800)    (800)      -        -      -
     Amortization of
      prior service cost    400       400      200  (1,500)  (1,500)(1,400)
     Recognized
       actuarial gains   (2,000)   (1,800)  (1,200)      -        -      -
     Curtailment gain      (200)        -        -       -        -      -
                         --------------------------  ----------------------
     Pension (income)   $(6,600)  $(5,500) $(3,600) $ (700)   $(500) $(500)
                         --------------------------  ----------------------

     The following tables provide a reconciliation of the benefit obligation, plan assets and funded status of the plans:

                                Pension benefits  Other retirement benefits
                            --------------------  -------------------------
                                1999        1998          1999     1998
                            ---------------------  ----------------------
     Change in benefit obligation:
     Benefit obligation,
      January 1            $(131,900)   $(120,400)     $(8,400)  $(7,400)
     Service cost             (4,600)      (3,600)        (400)     (500)
     Interest cost            (8,900)      (8,500)        (400)     (500)
     Plan participants'
      contributions              200          200          100       100
     Actuarial gain (loss)    17,900       (5,500)       3,100      (400)
     Transfers in             (3,300)           -            -         -
     Benefits/expenses paid    6,600        6,200          200       300
     Curtailment gain            200            -            -         -
     Settlement                  900            -            -         -
     Foreign exchange
      impact                     600         (300)           -         -
                             ---------------------  ----------------------
     Benefit obligation,
      December 31          $(122,300)   $(131,900)    $(5,800)   $(8,400)
                             ---------------------  ----------------------

     Change in plan assets:
     Fair value of
      assets, January 1     $189,400     $165,900     $     -     $    -
     Actual return
      on assets               44,500       28,600           -          -
     Employer contribution       700          900          100       200
     Plan participants'
      contribution               200          200          100       100
     Transfers in              1,400           -             -         -
     Benefits/expenses
      paid                    (6,600)      (6,200)        (200)     (300)
     Foreign exchange
      impact                    (300)          -             -         -
                             ---------------------  ----------------------
     Fair value of plan
      assets, December 31   $229,300     $189,400     $      -   $     -
                             ---------------------  ----------------------


                                Pension benefits  Other retirement benefits
                            --------------------  -------------------------
                                1999        1998          1999     1998
                           ----------------------  ----------------------
     Funded status:
     Assets in excess
      (less than) benefits  $107,000      $57,500      $(5,800)  $(8,400)
     Unrecognized net
      actuarial(gain)loss    (90,300)     (47,800)      (2,000)    1,100
     Unrecognized
      transition asset        (1,300)      (3,300)           -         -
     Unrecognized
      prior service cost       2,900        3,300       (4,600)   (6,000)
                             --------     --------     --------  --------
     December 31:
      Prepaid benefit cost   $24,800      $16,700            -         -
      Accrued liability      $(6,500)     $(7,000)    $(12,400) $(13,300)
                             --------     --------     --------  --------

          In 1999, the Company curtailed its pension plan for active non-employee directors. A gain of $200 was recognized on the curtailment. The accrued pension obligation to the active directors was settled by issuing common stock equivalent units. The number of stock equivalent units was determined by dividing each director's accrued pension liability by $33.60, the average market price of the Company's stock over a 30-day period prior to the settlement.

          The aggregate projected benefit obligation and aggregate fair value of plan assets for pension plans with obligations in excess of plan assets were $15,800 and $9,300, respectively, as of December 31, 1999, and $8,500 and $600, respectively, as of December 31, 1998. Weighted average assumptions as of December 31 follow:

          (CAPTION>
                                                          Other retirement
                                   Pension Benefits               benefits
                                  1999         1998         1999      1998
                                 -----------------------------------------
          Discount rate           7.8%         6.7%           8%     6.75%
          Rate of compensation
           increase               5.3%         5.5%           -         -
          Long-term rate of
           return on assets       9.1%         9.3%           -         -

          The assumed healthcare cost trend used is 8% for participants under age 65 and 7% for participants age 65 and over in 2000, decreasing to 5.5% by 2006. Increasing or decreasing the assumed trend rate for healthcare costs by one percentage point would result in a $400 increase and decrease, respectively, in the accumulated benefit obligation. The related change in the aggregate service and interest cost components of the 1999 plan expense is a $100 increase and decrease, respectively.

          The Company provides certain post-employment benefits for terminated and disabled employees, including severance pay, disability-related benefits and healthcare benefits. These costs are accrued over the employee's active service period under certain circumstances or at the date of the event triggering the benefit.

          The Company also sponsors a defined contribution savings plan for certain salaried and hourly United States employees. Company contributions are equal to 50% of each participant's contribution up to 6% of the participant's base compensation. Total expense of $1,300, $1,200 and $900 was incurred for Company contributions in 1999, 1998 and 1997, respectively.

          Capital Stock
          -------------
          Purchases (sales) of common stock held in treasury during the three years ended December 31, 1999, are as follows:

                                         1999         1998         1997
                                   -------------------------------------
          Shares held, January 1    2,139,500      277,200       462,200
          Purchases                   530,800    2,026,300        40,200
          Stock option
           exercises                 (168,900)    (164,000)     (225,200)
                                   -------------------------------------
          Shares held,
           December 31              2,501,400    2,139,500       277,200
                                   -------------------------------------

          In March 1999, the Company's Board of Directors authorized the purchase of up to one million shares of the Company's common stock in open market or privately negotiated transactions. The Company acquired 530,800 shares in 1999 under this plan at an average price of $34.10 per share.

          In October 1998, the Company purchased 2,000,000 shares of its common stock in a Dutch Auction self-tender at a price of $30.00 per share.


          In 1992, the Company made an offering under an employee stock purchase plan, which provides for the sale of the Company's common stock to substantially all employees at 85% of fair market value. The offer has been extended to December 31, 2001. An employee's purchases are limited annually to 10% of base compensation. Shares are purchased in the open market, or treasury shares are used.

          Stock Option and Award Plans
          ----------------------------
          The Company has two long-term incentive plans for officers and key management employees of the Company and its subsidiaries. Options may no longer be granted under one of the plans. The plans provide for the grant of stock options, stock appreciation rights, restricted stock awards and performance awards. At December 31, 1999, 1,293,000 shares of common stock are available for future grants. A committee of the Board of Directors determines the terms and conditions of grants, except that the exercise price of certain options cannot be less than 100% of the fair market value of the stock on the date of grant. All stock options and stock appreciation rights are exercisable at the date indicated in connection with their issuance, but not later than 10 years after the date of grant. Option activity is summarized in the following table.


                                         1999           1998         1997

          ----------------------------------------------------------------
          Options outstanding,
           January 1                1,220,600      1,285,200      750,400
          Granted                     151,500        132,500      748,500
          Exercised                  (232,700)      (144,100)    (213,700)
          Forfeited                   (79,800)       (53,000)         -
          -----------------------------------------------------------------
          Options outstanding,
           December 31              1,059,600      1,220,600    1,285,200
          Options exercisable,
           December 31                636,300        594,200      640,200
          -----------------------------------------------------------------

          Weighted-Average
           Exercise Price                1999           1998          1997
          -----------------------------------------------------------------
          Options outstanding,
           January 1                   $28.08          $27.23       $23.42
          Granted                       33.26           30.46        28.82
          Exercised                     24.09           22.32        21.45
          Forfeited                     28.90           28.84          -

                                          34


          -----------------------------------------------------------------
          Options outstanding,
           December 31                  29.15           28.08        27.23
          Options exercisable,
           December 31                  28.09           27.67        27.04
          -----------------------------------------------------------------
          The range of exercise prices at December 31, 1999, is $22.31 to
          $38.84 per share.

          Under the Company's management incentive plan, participants are paid cash bonuses on the attainment of certain financial goals. Bonus participants are required to use 25% of their cash bonus, after certain adjustments for taxes payable, to purchase common stock of the Company at current fair market value. Bonus participants are given a restricted stock award equal to one share for each four shares of common stock purchased with bonus awards. These stock awards vest at the end of four years provided that the participant has not made a disqualifying disposition of the stock purchased. Restricted stock awards were granted for 3,600 shares in 1999, 3,800 shares in 1998 and 3,800 shares in 1997. Restricted stock forfeitures of 300 shares were recorded in both 1998 and 1997. Compensation expense is being recognized over the vesting period based on the fair market value of common stock on the award date: $32.81 per share in 1999, $31.47 per share in 1998 and $27.57 per share in 1997.

          In 1999, the Company replaced its previously existing non-qualified stock option plan for non-employee directors. The new plan established 125,000 shares available for future grants to plan participants. Options granted under the new plan vest over a three-year period; 45,000 options were granted under the new plan in 1999. At December 31, 1999, 80,000 options remain available for future grants. The Company's former plan was terminated in 1999 and no future grants will be made under that plan; 51,000 options granted under the former plan remain outstanding at December 31, 1999. The exercise price on all options is established at the market value of the Company's common stock on the date of grant. Option activity under the non-employee directors' plan(s) is summarized below:


                                          35


                                           1999         1998       1997
          -----------------------------------------------------------------
          Options outstanding,
           January 1                     66,500       63,500     61,500
          Granted                        45,000       15,000     13,500
          Exercised                     (15,500)     (12,000)   (11,500)
          -----------------------------------------------------------------
          Options outstanding,
           December 31                   96,000       66,500     63,200
          Options exercisable,
           December 31                   51,000       51,500     63,500
          -----------------------------------------------------------------

          Weighted-Average
           Exercise Price                  1999         1998       1997
          -----------------------------------------------------------------
          Options outstanding,
           January 1                     $26.97       $25.49     $24.18
          Granted                         32.84        30.72      28.13
          Exercised                       25.25        23.81      22.28
          -----------------------------------------------------------------
          Options outstanding,
           December 31                    30.04        26.97      25.49
          Options exercisable,
           December 31                    27.57        25.88      25.49
          -----------------------------------------------------------------

          The range of exercise prices at December 31, 1999, is $22.69 to $32.84 per share. The weighted-average remaining contractual life at December 31, 1999 for all plans is 4.9 years.

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

                                         1999      1998     1997
                                        -------   -------  -------
               Net income:
                As reported            $38,700     $6,700  $44,400
                Pro forma               37,800      5,700   43,200

               Net income per share:
                As reported            $  2.59     $  .41  $  2.69
                Pro forma                 2.53        .35     2.62

          The following assumptions were used to compute the fair value of the option grants in 1999, 1998 and 1997 using the Black-Scholes option-pricing model: a risk-free interest rate of 6.50%, 5.75% and 6.15%, respectively; stock volatility of 20.2%, 22.4% and 22.2%, respectively; dividend yield of 2% for all years; and expected option lives of three years for the long-term incentive and key management employees' plans and five years for the revised non-employee directors' plan (two-year lives were used under the former plan for 1998 and 1997).

          Segment Information
          --------------------
          West Pharmaceutical Services, Inc. serves the healthcare and consumer products industries through design, manufacture and sales of stoppers, closures, medical device components and assemblies made from elastomers, metal and plastics. This segment is referred to as Device Product Development and it consists of four regional business units that manufacture and sell these products to customers mainly in their respective regions. The Company also provides contract services to healthcare and consumer companies consisting of manufacture and/or packaging of drugs and personal care items, clinical services and laboratory testing. This segment is referred to as Contract Services and consists of four business units. Finally, the Company is engaged in research and development of drug delivery systems for biopharmaceutical and other drugs to improve their therapeutic performance and/or the method of administration. This segment, consisting of two business units, is referred to as Drug Delivery Research and Development.

          The Company's executive management evaluates performance of these segments based on operating profit, and allocates resources to them based on the assessment for market growth and profitability. Operating profit is income before interest expense, income taxes, minority interests and equity in affiliates. Corporate expenses, including global functional management costs, and unusual items (restructuring charges and the 1998 acquired in-process research and development charge) are not allocated to segments. The accounting policies of the segments are the same as those reported in the Summary of Significant Accounting Policies on page 8. Total net sales generated from the Device Product Development segment include sales to one customer of approximately $54,600, $53,200 and $50,500 in 1999, 1998 and
          1997, respectively.


          profit in the accompanying Consolidated Statements of Income.

                                   Device                Drug delivery  Corporate and
                                  product      Contract   research and   unallocated   Consolidated
                                development    services   development       items          total
                                -----------   ---------   ------------  ------------   -------------
          1999
          -----
          Net sales               $384,000    $ 83,800      $  1,300    $      -       $  469,100
          Interest income            1,200         300            -          1,000          2,500
          Operating profit          93,400       4,300        (7,700)      (23,100)        66,900
          Segment assets           354,000     105,000        12,500        80,300        551,800
          Capital expenditures      34,100       7,200           800         4,100         46,200
          Depreciation and
           amortization expense     26,500       5,700         1,300         2,200         35,700

          1998
          -----
          Net sales               $365,600     $82,600        $1,500     $      -         $449,700
          Interest income            1,600         100             -         1,000           2,700
          Operating profit          83,800       9,700        (5,300)      (53,200)         35,000
          Segment assets           339,800      80,500        13,400        74,400         508,100
          Capital expenditures      31,500       6,700         1,400         2,200          41,800
          Depreciation and
           amortization expense     24,000       4,400         1,300         2,600          32,300

          1997
          -----
          Net sales               $371,900     $80,600        $    -      $      -        $452,500
          Interest income            1,300         100             -           600           2,000
          Operating profit          85,300       3,800        (3,200)      (22,900)         63,000
          Segment assets           326,700      73,300         2,800        77,600         480,400
          Capital expenditures      25,200       4,300         1,200         3,700          34,400
          Depreciation and
           amortization expense     24,500       4,400           200         2,800          31,900


          The following table presents sales by country in which the legal subsidiary is domiciled and assets are located.


                                                   Sales                      Long-lived assets
                                     -------------------------------------------------------------
                                         1999       1998       1997       1999      1998      1997
                                         ----       ----       ----       ----      ----      ----
          United States              $296,100   $282,300   $293,200   $143,400  $137,900  $130,200
          Germany                      52,100     50,000     51,800     25,400    29,100    26,200
          Other European countries     89,900     85,400     71,300     50,500    50,800    35,500
          Other                        31,000     32,000     36,200     16,800    17,300    17,100
                                      -------    -------    -------    -------   -------   -------
                                     $469,100   $449,700   $452,500   $236,100  $235,100  $209,000
                                      -------    -------    -------    -------   -------   -------


          Commitments and Contingencies
          ------------------------------
               At December 31, 1999, the Company was obligated under various operating lease agreements with terms ranging from one month to 20 years. Rental expense in 1999, 1998 and 1997 was $7,800,
          $7,300 and $7,600, respectively. Minimum rentals for noncancelable operating leases with initial or remaining terms in excess of one year are: 2000--$7,200; 2001--$6,500; 2002--$6,800;
          2003--$6,900; 2004--$6,800 and thereafter $46,100.  Minimum operating lease payments have been reduced by related minimum sublease income.

               At December 31, 1999, outstanding contractual commitments for the purchase of equipment and raw materials amounted to $8,400, all of which is due to be paid in 2000.

               The Company has accrued the estimated cost of environmental compliance expenses related to soil or groundwater contamination at current and former manufacturing facilities. The ultimate cost to be incurred by the Company and the timing of such payments cannot be fully determined. However, based on consultants' estimates of the costs of remediation in accordance with applicable regulatory requirements, the Company believes the accrued liability of $1,500 at December 31, 1999 is sufficient to cover the future costs of these remedial actions, which are expected to be carried out over an extended period. The Company has not anticipated any possible recovery from insurance or other sources.

          QUARTERLY OPERATING AND PER SHARE DATA (UNAUDITED)
          (in thousands of dollars, except per share data)

                                                                             Net income (loss)
                                                                Net             per share
                                        Net         Gross      Income                  Assuming
          Quarter ended               sales        profit      (loss)       Basic      dilution
                             -------------------------------------------------------------------
          March 31, 1999              $114,200    $ 34,400   $  9,500     $   .63     $   .63
          June 30, 1999                124,400      39,800     10,400         .70         .69
          September 30, 1999(1)        115,100      34,300      8,600         .58         .57
          December 31, 1999(2)         115,400      35,800     10,200         .69         .68
                                      --------   ---------   ---------   ---------   ---------
                                      $469,100    $144,300   $ 38,700      $ 2.59     $  2.57
                                      --------   ---------   ---------   ---------   ---------
          March 31, 1998(3)            $105,200    $ 31,300   $(19,700)     $(1.19)     $(1.19)
          June 30, 1998                115,800      34,800      9,900         .58         .58
          September 30, 1998(4)        113,900      33,400      6,500         .38         .38
          December 31, 1998            114,800      35,700     10,000         .66         .66
                                      --------   ---------   ---------   ---------   ---------
                                      $449,700    $135,200   $  6,700      $  .41       $ .40
                                      --------   ---------   ---------   ---------   ---------

          (1) Third quarter 1999 results include the tax benefit realized on the favorable settlement of a prior years' tax claim.

          (2) Fourth quarter 1999 results include the net tax benefit due mainly to a refund of foreign taxes triggered by a dividend from a foreign subsidiary, a charge related to the write-off of a plastic product line which had not gained market acceptance, and the reversal of a portion of a 1996 restructuring charge because of a change in the business plan. See Notes "Income Taxes" and "Restructuring Charges".

          (3) First quarter 1998 results include a charge for acquired research and development. See Note "Acquisitions and Investments".

          (4) Third quarter 1998 results include a charge related to staff reductions. See Note "Restructuring Charges".

          Report of Independent Accountants

          To the Shareholders and the Board of Directors of West Pharmaceutical Services, Inc.:

               In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of West Pharmaceutical Services, Inc. and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


          /s/ PricewaterhouseCoopers LLP
          --------------------------------
          PricewaterhouseCoopers LLP

          Philadelphia, Pennsylvania
          February 25, 2000


          Report of Management

            The Company's management is responsible for the integrity, reliability and objectivity of publicly reported financial information. Management believes that the financial statements as of and for the year ended December 31, 1999, have been prepared in conformity with accounting principles generally accepted in the United States and that information presented in this Annual Report is consistent with those statements. In preparing the financial statements, management makes informed judgements and estimates where necessary, with appropriate consideration given to materiality.

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

           /s/ William G. Little
          -------------------------------------------------------
          William G. Little
          Chairman and Chief Executive Officer

          /s/ Steven E. Ellers
          --------------------------------------------------------
          Steven A. Ellers
          Senior Vice President and Chief Financial Officer



     West Pharmaceutical Services, Inc. and Subsidiaries
     (in thousands, except per share data)

                                                                         1999          1998       1997
                                                                  --------------------------------------
     SUMMARY OF OPERATIONS
     Net sales                                                    $     469,100       449,700    452,500
     Operating profit (loss)                                      $      66,900        35,000     63,000
     Income (loss) before income taxes and minority interests     $      56,500        27,800     57,400
     Provision for income taxes                                   $      18,400        21,200     13,300
     Minority interests                                           $         200           100        200
                                                                  --------------------------------------
     Income (loss) from consolidated operations                   $      37,900         6,500     43,900
     Equity in net income of affiliated companies                 $         800           200        500
                                                                  --------------------------------------
     Income (loss)before change in accounting method              $      38,700         6,700     44,400
                                                                  --------------------------------------
     Income (loss) before change in accounting method per share:
      Basic (a)                                                   $        2.59           .41       2.69
      Assuming dilution (b)                                       $        2.57           .40       2.68
     Average common shares outstanding                                   14,914        16,435     16,475
     Average shares assuming dilution                                    15,048        16,504     16,572
     Dividends paid per common share                              $         .65           .61        .57
                                                                  --------------------------------------
     Research, development and engineering expenses               $      16,700        14,500     12,000
     Capital expenditures                                         $      46,200        41,800     34,400
                                                                  --------------------------------------
     YEAR-END FINANCIAL POSITION
     Working capital                                              $      80,700        53,000    110,200
     Total assets                                                 $     551,800       508,100    480,400
     Total invested capital:
      Total debt                                                  $     171,100       141,100     89,000
      Minority interests                                          $         800           600        400
      Shareholders' equity                                        $     231,200       230,100    277,700
                                                                  --------------------------------------
     Total                                                        $     403,100       371,800    367,100
                                                                  --------------------------------------
     PERFORMANCE MEASUREMENTS
     Gross margin (c)                                             %        30.8          30.1       29.2
     Operating profitability (d)                                  %        14.3           7.8       13.9

     Tax rate                                                     %        32.5          76.1       23.2
     Asset turnover ratio (e)                                               .89           .91        .94
     Return on average shareholders' equity                       %        16.8           2.6       16.7
     Total debt as a percentage of total invested capital         %        42.5          37.9       24.2
                                                                  --------------------------------------
     Shareholders' equity per share                               $       15.77         15.31      16.76
     Stock price range                                            $40 7/16-30 7/8 35 11/16-25 3/4 35 1/16-27
                                                                  --------------------------------------

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

     1999 includes net tax benefits totaling $.15 per share related to a favorable determination of a prior years' tax appeal and the refund of taxes paid previously as a result of a dividend, and 1999 includes for the first time results of the clinical service business acquired on April 20, 1999.
     1998 includes a charge for acquired research and development and a restructuring charge that reduced operating results by $1.72 per share and $.15 per share, respectively, and 1998 includes for the first time the results of two companies acquired in 1998.
     1997 includes the net tax benefit mainly from a German tax reorganization which increased net income per share by $.48. 1996 includes a restructuring charge that reduced operating results by $.91 per share.
     1995 includes for the first time the net operating results of the contract manufacturing and packaging subsidiary from May 1. 1994 includes for the first time the results of two companies in which majority ownership was acquired in 1994.
     1993 includes 13 months of operating results for international subsidiaries.
     Beginning in 1992 the Company's ownership interest in glass manufacturing operating results is reported as equity in net income of affiliates. Prior to the 1992 sale of a majority interest in such operation, operating results were fully consolidated.
     1991 includes a restructuring charge that reduced operating results by $1.37 per share.
     1990 includes a restructuring charge that reduced operating results by $.45 per share, and 1990 included for the first time the results of two companies in which controlling ownership was acquired in 1989.

     Ten Year Summary
     West Pharmaceutical Services, Inc. and Subsidiaries
     (in thousands, except per share data)

               1996         1995       1994        1993        1992          1991         1990
           -------------------------------------------------------------------------------------

            458,800      412,900     365,100    348,700     337,500      328,900        323,200
             32,700       49,800      45,400     40,600      38,700       (1,600)        15,600
             25,800       42,500      42,100     37,500      34,800       (7,700)         9,600
             10,800       13,900      13,400     14,300      14,300        4,700          6,400
                100          800       1,900      1,700       1,700       (2,400)           300
           -------------------------------------------------------------------------------------
             14,900       27,800      26,800     21,500      18,800      (10,000)         2,900
              1,500          900         500      1,000         900        1,500          1,400
           -------------------------------------------------------------------------------------
             16,400       28,700      27,300     22,500      19,700       (8,500)         4,300
           -------------------------------------------------------------------------------------
               1.00         1.73        1.70       1.42        1.26         (.55)           .27
                .99         1.71        1.69       1.41        1.25         (.55)           .27
             16,418       16,557      16,054     15,838      15,641       15,527         15,793
             16,500       16,718      16,215     16,010      15,776       15,527         15,816
                .53          .49         .45        .41         .40          .40            .40
           -------------------------------------------------------------------------------------
             11,200       12,000      12,000     11,400      11,100       10,800         10,900
             31,700       31,300      27,100     33,500      22,400       25,600         33,200
           -------------------------------------------------------------------------------------

             88,600       86,600      50,400     46,400      37,700       26,500         36,500
            479,900      480,100     397,400    309,200     304,400      313,200        343,500

             98,400      114,300      57,800     32,300      42,000       58,400         78,500
                300          200       1,900     10,900      10,100        8,400         11,700
            252,000      254,100     227,300    188,100     168,600      152,600        176,100
           -------------------------------------------------------------------------------------
            350,700      368,600     287,000    231,300     220,700      219,400        266,300
           -------------------------------------------------------------------------------------

               27.5         28.6        32.1       30.2        28.8         25.6           24.4
                7.1         12.1        12.4       11.7        11.5          (.5)           4.8

                                                      47


               41.8         32.8        31.8       38.2        41.1         61.7           66.5
                .96          .94        1.04       1.11        1.10         1.00            .98
                6.5         11.9        13.2       13.2        12.3         (8.9)           2.4
               28.1         31.0        20.1       14.0        19.1         26.6           29.5
            -------------------------------------------------------------------------------------
              15.39        15.29       13.81      11.82       10.71         9.81          11.37
             30-221/8     30 -22      29 -211/4   251/4-19    24 -16       18 -11      20-101/2
            -------------------------------------------------------------------------------------



                                                      49