Form 10-K, Exhibit 13
period 2000-12-31
WEST PHARMACEUTICAL SERVICES INC
filed 2001-03-30
CIK 105770

FINANCIAL REVIEW
--------------------
     West Pharmaceutical Services (the Company) designs, develops and manufactures systems and products that enhance and add value to the process of dispensing and delivering pharmaceutical and healthcare products. West's technologies include the design and manufacture of packaging components for pharmaceutical, healthcare and consumer products (device product development); research and development of drug delivery systems (drug delivery research and development); contract laboratory services, clinical services and other services that support the manufacturing, filling and packaging of pharmaceutical and healthcare products (contract services).

     The following is management's discussion and analysis of the Company's operating results for the three years ended December 31, 2000, and its financial position as of year-end 2000. The information should be read in conjunction with the financial statements and accompanying notes appearing elsewhere in this report.

RESULTS OF OPERATIONS
---------------------
     The Company's 2000 net income was $1.6 million, or $.11 per share. Net income includes a net charge of $15.5 million in the fourth quarter of 2000 related to a restructuring plan and an unusual tax benefit of $1.5 million due to the favorable resolution of trade tax issues related to the 1997 tax reorganization of the Company's German subsidiaries. The Company's 1999 net income was $38.7 million, or $2.59 per share, and included net tax benefits totaling $2.3 million from a combination of a foreign tax refund from a fourth quarter tax reorganization of European subsidiaries and the favorable settlement of a prior years' tax appeal, and a $.7 million restructuring charge. In 1998, net income was $6.7 million, or $.41 per share, and included a charge of $28.2 million related to in-process research and development associated with the 1998 acquisition of DanBioSyst UK Ltd. (DBS) and a $2.5 million net restructuring charge related to staff reductions.

     Excluding the items noted in all three years, the Company's 2000 net income of $15.5 million, or $1.08 per share, compares with 1999 net income of $36.3 million, or $2.44 per share, and 1998 net income of $37.4 million, or $2.28 per share.

Net Sales
---------
     Net sales were $430.1 million in 2000 compared with $469.1 million in 1999. The strong U.S. dollar reduced reported sales by about $19 million compared with 1999, while a recent accounting change increased sales by $3.7 million. The $3.7 million represents freight billed to customers. The Company's practice had been to offset these freight cost reimbursements from customers against the costs. At constant exchange rates, sales in 2000 were 4.3% lower than 1999 net sales.

     Sales in the Device Product Development segment decreased almost 1% (measured at constant exchange rates) in 2000 compared with 1999. Sales increased in international markets by 5.1% due to higher volume. This increase was offset by low demand in domestic markets where sales decreased by 5.6% largely due to the combined impact of customers' inventory adjustments related to aggressive supply chain management programs and year 2000 contingency build-up, a lower-value product mix and delays due to increased regulatory activity. Pricing also negatively affected sales in this business segment due to competition and continued pressures to drive down healthcare costs. Future sales growth in this segment will be achieved by focusing on the customers' needs and by providing new services and products.

     Businesses in the Contract Services segment experienced a sales decline of 20.5% compared with 1999. The current focus by pharmaceutical companies on managing a reduced pipeline of new products, often as a result of merger activities, has resulted in a reduction in the demand for outsourcing, which directly impacts the Contract Services segment. Sales of contract manufacturing and packaging services decreased by 30.1% compared with 1999 and clinical services sales, although 41.2% higher due to full-year ownership, were disappointing. The lower demand was due to a combination of factors: 1) customers' conversion to in-house production; 2) poor market acceptance for certain customers' products; 3) lack of customers' new product launches; and 4) customer product cancellations due to regulatory issues. The Company has increased its capabilities in these business units and is aggressively seeking new customers for its contract services offerings. To date these businesses have had limited success in gaining new customer orders in this highly competitive environment.

     Revenues attributable to the Drug Delivery Research and Development segment totaled $1.8 million in 2000 compared with $1.3 million in 1999. In 2000, this segment was focused on further development of proprietary formulations of morphine and leuprolide, both using the Company's patented chitosan-based nasal delivery system, and on the development of a proprietary formulation of budesonide using the Company's TARGIT{R} system. During the third quarter of 2000, the Company completed agreements with Innovative Drug Delivery Systems, Inc.(IDDS) granting IDDS exclusive rights to the Company's transmucosal drug delivery technologies for the delivery of morphine and fentanyl, both well-known pain medications, and midazolam, an anti-anxiety drug frequently administered prior to surgery. The agreements provide for IDDS to make license, option and milestone payments to the Company that could total up to $22 million through year 2004. West would also be entitled to royalties on the sale of any licensed products that proceed through to commercialization.

     Net sales of $469.1 million in 1999 compare with $449.7 million for 1998. The impact of the strong U.S. dollar reduced reported sales by approximately $10 million compared with 1998. At constant exchange rates, sales in 1999 were 6.5% higher than 1998 net sales.

     Sales of manufactured device products increased 7.8% (measured at constant exchange rates) in 1999 compared with 1998, with all geographic regions showing growth. A number of factors contributed to this increase: 1) increased customer demand for higher value components for insulin and vaccines; 2) a switch by certain customers to higher value components to improve their production efficiencies; and 3) increased customer inventories of some products related to year 2000 contingency planning. Sales in European markets increased 9.8%, and in domestic markets sales increased 5.9%. In domestic markets, the increase in sales to healthcare markets was offset in part by a decline in sales to consumer markets, mainly due to competition. Also, sales increased significantly in Asia/Pacific markets due to higher volume.

     Contract Services sales increased 1.4% in 1999 compared with 1998. The acquisition of the clinical services business units in April 1999 added $10.1 million to 1999 sales. Sales of contract manufacturing and packaging services decreased by 11% compared with 1998. In addition to the factors noted previously for 2000, the sales decline was the result of two long-time customers' products being converted to in-house production.

Gross Profit
------------
     The consolidated gross margin in 2000 was 24.0% and gross profit was $103.4 million. These results compare with a 30.8% gross margin and gross profit of $144.3 million in 1999. Lower margins were reported in 2000 in both the Device Product Development and Contract Services segments.

     Margins on manufactured device product sales decreased by more than five percentage points due to the combined impact of several factors: 1) lower volume and a less favorable product mix in domestic markets; 2) higher material costs due largely to the increased cost of dollar-based raw materials to international operations; 3) losses in the U.K. plastics device facility; 4) lower pricing; and 5) major expansion or start-up/development costs at several plants that affected efficiencies.

     In the Contract Services segment, low demand and contract cancellations for contract manufacturing and packaging services caused this business unit to operate below breakeven margins. Margins for the clinical services business unit also declined versus 1999 due to lower demand and competition.

     The 1999 consolidated gross margin of 30.8% compared favorably with the 30.1% gross margin in 1998, with gross profit increasing from $135.2 million in 1998 to $144.3 million in 1999. Margins on manufactured device product sales increased by more than one percentage point due to the combined impact of increased volume, a more profitable product mix in all markets and cost savings and efficiency programs. Margins on contract manufacturing and packaging services sales declined due to the combined impact of lower volume in the last half of 1999 and the loss of two profitable contracts, as a result of customers converting to in-house production. The margin decline was mitigated by the higher-margin services of the clinical services business units.

Expenses
--------
     Selling, general and administrative expenses as a percent of sales were 15.7% in 2000, 16.6% in 1999, and 15.7% in 1998.

     Selling, general and administrative expenses totaled $67.7 million in 2000, $77.9 million in 1999 and $70.5 million in 1998. The $10.2 million decrease in these expenses in 2000 compared with 1999 primarily relates to higher income on U.S. pension plan assets, lower incentive compensation, the impact of the stronger U.S. dollar, lower severance costs and a smaller adjustment to the estimated cost for environmental remediation activities. These favorable factors more than offset increased spending on drug delivery research and development and the expenses of acquired companies.

     The $7.4 million increase in these expenses in 1999 compared with 1998 primarily relates to expenses of acquired companies, spending on drug delivery research and development, management information systems' costs (in part related to year 2000 remediation and contingency planning), severance costs and revised estimates of costs for environmental remediation activities. These increases more than offset the following favorable factors: higher income on U.S. pension plan assets and the impact of the stronger U.S. dollar.

Restructuring Charges and Other Income
---------------------------------------
     In November 2000, the Company announced a series of initiatives designed to streamline operations and improve efficiencies. As part of this plan, the Company will close contract packaging and plastic device manufacturing plants in Puerto Rico and close its site management office in Cleveland, Ohio during the first half of 2001. The Company also closed its sterile-fill operation in Lakewood, New Jersey. The pre-tax charge related to these actions totaled $20.8 million. Approximately $3.9 million of the charge relates to asset disposal costs and severance and benefits for the approximately 180 employees affected by the restructuring activities. The remainder consists of a goodwill write-off and plant and equipment write-downs to net realizable value.

     In 1999, the Company revised its business plan related to its plastics component manufacturing operations which resulted in a $3.5 million reversal of the restructuring charge recorded in 1996. In addition, the Company recorded a charge of $4.2 million associated with the write-off of a plastic product line that had not gained market acceptance.

     Transactions included in the other income category netted to income of $.3 million in 2000, compared to income of $1.2 million in 1999 and $2.5 million in 1998. Interest income, included therein, totaled $2.7 million in 2000, $2.5 million in 1999 and $2.7 million in 1998, a result of cash flow from operations available for investment and, in 2000, interest related to a tax refund. Foreign currency losses were $1.1 million in 2000 compared with $.9 million in 1999, and were immaterial in 1998. The strong U.S. dollar compared with Euro-based currencies was responsible for the losses. Net losses on sales of equipment and other assets totaled $1.0 million in 2000 compared with $.6 million in both 1999 and 1998.

Interest
---------
     Interest costs totaled $14.1 million in 2000 compared with $11.0 million in 1999 and $7.5 million in 1998, of which $1.0 million in 2000, $.6 million in 1999 and $.3 million in 1998 were capitalized as part of the cost of capital asset acquisitions.

     The average consolidated debt level increased in both 2000 and 1999 despite a strong operating cash flow in 1999. Higher debt levels were largely due to the Company's repurchase of its stock on the open market (402,100 shares in 2000 at an average cost of $26.77 per share and 530,800 shares in 1999 at an average cost of $34.10 per share) and the purchase of two million shares at $30.00 per share in a Dutch Auction self-tender (October 1998). Also, the acquisition of the clinical services business unit in April 1999, DBS in March 1998 and Betraine Limited in July 1998 contributed to the increase in debt. In 2000, capital expenditures were higher than operating cash flow and interest rates were also higher.

Income Taxes
------------
     The effective tax rate on consolidated income was 71.7% in 2000, 32.5% in 1999, and 76.1% in 1998. Unusual events have impacted the effective tax rate in each of these years. Excluding the impact of these unusual items would result in comparative tax rates of 36.4% for 2000, 37.5% for 1999 and 37.8% for 1998. These comparative tax rates reflect changes in the geographic mix of earnings and changes in the statutory tax rate in several countries during the three-year period.

     The unusual items impacting the reported effective tax rates are as follows: In 2000, lower tax benefits on certain components of the restructuring charge were partially offset by $1.5 million of tax benefits realized upon the favorable resolution of trade tax issues related to the 1997 tax reorganization of the Company's German subsidiaries.

     In 1999, two events produced a net tax benefit of $2.3 million. A foreign dividend made possible by a tax reorganization of the Company's European subsidiaries late in the year triggered the refund of taxes previously paid. The Company also realized a favorable settlement of a prior years' tax appeal.

     In 1998, the reported effective tax rate was increased by a non-deductible $28.2 million charge for acquired in-process research and development.

Equity in Affiliates
--------------------
     The contribution to earnings from a 25% ownership interest in Daikyo Seiko, Ltd. and a 49% ownership interest in three companies in Mexico increased in 2000 and 1999. Daikyo's results in 2000 and 1999 benefited from higher margins and a stronger Japanese yen versus the U.S. dollar. Additionally, in 1999 Daikyo's results included higher sales volumes and the benefit of a legal settlement of a patent infringement. Contributions from Mexican operations were flat after having increased in 1999. Equity in losses of DBS related to the Company's then 30% ownership interest were recorded until April 1998 when it became a wholly owned subsidiary.

FINANCIAL POSITION
--------------------

     The cash balance at December 31, 2000 was $42.7 million and working capital totaled $93.8 million, a ratio of current assets to current liabilities of 2.2 to 1. In July 2000, the Company signed a $135 million revolving credit agreement with a group of six banks. The credit agreement consists of a $70 million, five-year revolving credit facility and a $65 million 364-day line of credit. Interest cost on these facilities is charged at London Inter-Bank Offering Rates (LIBOR) plus a margin dependent on the Company's debt to total capital ratio. The interest rate on the initial borrowings under this facility was 7.4%. Commitment fees on these credit agreements also fluctuate according to the Company's debt to total capital ratio with a maximum commitment fee of 17.5 basis points on the 364-day facility and 20.0 basis points on the five-year facility. Consolidated debt totaled $199.4 million at December 31, 2000, compared with $171.1 million at year-end 1999. Debt to total invested capital (total debt, minority interests and shareholders' equity) was 49.2% at December 31, 2000.

     For the year, funds generated from operations totaled $48.6 million versus $69.4 million in 1999 as a result of the lower net income. Capital spending for 2000 increased to $57.3 million, primarily due to facility, maintenance and efficiency upgrades on Device Product Development segment assets. Other investment activity in 2000 included a $2.0 million additional investment in a genotyping technology company, and a $1.0 million payment to acquire an exclusive technology license, which will enable the Company to manufacture a patented reconstitution device to deliver lyophilized drugs. Cash dividends totaled $9.8 million ($.69 per share) and $10.8 million was used to repurchase common stock (402,100 shares at an average price of $26.77 per share). These net cash outflows were financed primarily through $30.3 million of increased borrowings.

2001 REQUIREMENTS
------------------
Capital Expenditures:
---------------------
     Cash requirements for capital projects in 2001 are projected to be about $60 million. Capital projects will focus on completion of the capacity expansion at two European plants, new product development and technology upgrades to reduce cost and improve quality. In addition, a program to install enterprise resource planning capability will start in 2001. This program is intented to drive internal efficiencies and improved business processes.

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

Remedial activities:
-------------------
     Cash requirements for remedial activity related to environmental cleanup are expected to be relatively small in 2001 as the Company continues to work with local environmental authorities to finalize the remediation plan at a U.S. manufacturing site. The Company has been indemnified by other financially responsible parties against future government claims relating to groundwater contamination at a Puerto Rico site, and the Company does not anticipate any remedial expenses with respect to this site.

     The Company believes its financial condition and current capitalization provide sufficient flexibility to meet cash flow requirements in the future. In late 2000, the Company's Board of Directors authorized management to engage UBS Warburg LLC to review all of the Company's strategic alternatives and identify opportunities to enhance shareholder value, which may include disposition of assets or business combinations involving the Company.

FORWARD-LOOKING INFORMATION
---------------------------
     Certain statements in this Annual Report, including management's discussion and analysis, that are not historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "expect", "intend", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including but not limited to
(1)sales   demand,   (2)the   timing  and   success  of   customers'   projects,
(3)competitive  pressures,  (4)the  strength  or  weakness  of  the U.S. dollar,
(5)inflation, (6)the cost of raw materials, (7)continued cost-improvement programs, (8)statutory tax rates and (9)significant asset dispositions. The Company does not intend to update these forward-looking statements.

CONSOLIDATED STATEMENTS OF INCOME
WEST PHARMACEUTICAL SERVICES, INC. AND SUBSIDIARIES
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998.
(in thousands, except per share data)

                                              2000                 1999                 1998
                                       --------------------------------------------------------------
Net sales ..........................    $ 430,100    100%   $ 469,100    100%    $ 449,700   100%
Cost of goods and services sold ....      326,700     76      324,800     69       314,500    70
                                       --------------------------------------------------------------
 Gross profit ......................      103,400     24      144,300     31       135,200    30
Selling, general and
 administrative expenses ...........       67,700     16       77,900     17        70,500    16
Restructuring charge ...............       20,800      5          700     --         4,000     1
Acquired research and development ..           --     --           --     --        28,200     6
Other (income), net ................         (300)    --       (1,200)    --        (2,500)   (1)
                                       --------------------------------------------------------------
 Operating profit ..................       15,200      3       66,900     14        35,000     8
Interest expense ...................       13,100      3       10,400      2         7,200     2
                                       --------------------------------------------------------------
 Income before income
  taxes and minority interests .....        2,100     --       56,500     12        27,800     6
Provision for income taxes .........        1,500     --       18,400      4        21,200     5
Minority interests .................          200     --          200     --           100    --
                                       --------------------------------------------------------------
 Income from consolidated operations          400     --       37,900      8%        6,500     1%
                                                     --                  --                  --
Equity in net income of ............
 affiliated companies ..............        1,200                 800                  200
                                       --------------------------------------------------------------
 Net income ........................    $   1,600           $  38,700            $   6,700
                                       --------------------------------------------------------------
Net income per share:
 Basic ...........................      $     .11           $    2.59            $     .41
 Assuming dilution ................     $     .11           $    2.57            $     .40
                                       --------------------------------------------------------------
Average common shares outstanding ..       14,407              14,914               16,435
Average shares assuming dilution ...       14,409              15,048               16,504

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
WEST PHARMACEUTICAL SERVICES, INC. AND SUBSIDIARIES
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998.
(in thousands)

                                                               Minimum
                                 Foreign      Unrealized       pension         Total
                                currency         gains        liability        other                     Total
                              translation      (losses)       adjustment    comprehensive     Net     comprehensive
                              adjustments   on securities    (net of tax)    income(loss)   income    income (loss)
                               ---------------------------------------------------------------------------------
Cumulative balance,
 January 1, 1998.............  $  3,400        $  100         $   --        $  3,500

Comprehensive
 income 1998.................     4,100          (400)                         3,700     $  6,700     $ 10,400
                               ----------------------------------------------------------------------------------
Cumulative balance,
 December 31, 1998...........     7,500          (300)                         7,200

Comprehensive
 income 1999.................   (13,600)        1,100                        (12,500)    $ 38,700     $ 26,200
                               ---------------------------------------------------------------------------------
Cumulative balance,
 December 31, 1999...........    (6,100)          800                         (5,300)

Comprehensive
 loss 2000...................    (8,200)         (700)          (300)         (9,200)    $  1,600     $ (7,600)
                               --------------------------------------------------------------------------------
Cumulative balance,
 December 31,2000............  $(14,300)       $  100         $ (300)       $(14,500)
                               ----------------------------------------------------------


The accompanying notes are an integral part of the financial statements.

CONSOLIDATED BALANCE SHEETS
WEST PHARMACEUTICAL SERVICES, INC. AND SUBSIDIARIES
AT DECEMBER 31, 2000 AND 1999.
(in thousands, except per share data)

                                                                               2000         1999
ASSETS                                                                     ----------------------
Current assets:
 Cash, including equivalents (2000--$29,000; 1999--$26,100) ............  $  42,700   $   45,300
 Accounts receivable, less allowance (2000--$1,200; 1999--$1,800) ......     60,900       74,600
 Inventories ...........................................................     41,000       42,100
 Income tax refundable..................................................      7,700        6,500
 Deferred income tax benefits ..........................................      7,700        7,300
 Other current assets ..................................................     13,100        8,900
                                                                           ----------------------
Total current assets ...................................................    173,100      184,700
                                                                           ----------------------
Property, plant and equipment ..........................................    521,400      489,200
Less accumulated depreciation and amortization .........................    285,600      261,600
                                                                           ----------------------
                                                                            235,800      227,600
Investments in affiliated companies ....................................     22,000       20,200
Goodwill ...............................................................     52,400       66,500
Prepaid pension asset...................................................     40,200       24,800
Deferred income tax benefits............................................     18,000       11,800
Other assets ...........................................................     15,900       16,200
                                                                           ----------------------
                                                                          $ 557,400   $  551,800
                                                                           ----------------------

                                                                               2000         1999
                                                                          ----------------------

LIABILITIES AND SHAREHOLDERS' EQUITY ...................................
Current liabilities:
 Current portion of long-term debt .....................................  $     500   $    2,200
 Notes payable .........................................................      3,100       27,400
 Accounts payable ......................................................     27,600       25,500
 Accrued expenses:
  Salaries, wages and benefits .........................................     11,300       15,600
  Income taxes payable .................................................      7,200        3,600
  Restructuring costs...................................................      4,200          100
  Deferred income taxes.................................................      1,900        1,900
  Other ................................................................     23,500       27,700
                                                                           ----------------------
Total current liabilities ..............................................     79,300      104,000
                                                                           ----------------------
Long-term debt, excluding current portion ..............................    195,800      141,500
Deferred income taxes ..................................................     51,000       48,000
Other long-term liabilities ............................................     25,500       26,300
Minority interests .....................................................      1,000          800
Shareholders' equity:
 Preferred stock, shares authorized: 3,000;
  shares issued and outstanding: 2000--0; 1999--0
 Common stock, par value $.25 per share; shares authorized: 50,000;
  shares issued: 2000--17,165; 1999--17,165;
  shares outstanding: 2000--14,310; 1999--14,664 .......................      4,300       4,300
 Capital in excess of par value ........................................     32,100      31,700
 Retained earnings .....................................................    269,800     278,100
 Accumulated other comprehensive (loss).................................    (14,500)     (5,300)
                                                                           ----------------------
                                                                            291,700     308,800
Less treasury stock (2000--2,855 shares; 1999--2,501 shares) ...........     86,900      77,600
                                                                           ----------------------
Total shareholders' equity .............................................    204,800     231,200
                                                                           ----------------------
                                                                          $ 557,400   $ 551,800
                                                                           ----------------------
The accompanying notes are an integral part of the financial statements.


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
WEST PHARMACEUTICAL SERVICES, INC. AND SUBSIDIARIES
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998.
(in thousands, except per share data)

                                                     Capital in                  Other
                                             Common   excess of    Retained   comprehensive   Treasury
                                              stock   par value    earnings   income (loss)    stock       Total
                                            ---------------------------------------------------------------------
Balance, January 1, 1998 ...................$ 4,200   $ 24,000    $ 252,500   $   3,500     $  (6,500)  $ 277,700
                                            ----------------------------------------------------------------------
Net income .................................                          6,700                                 6,700
Shares issued under stock plans ............               300                                  3,300       3,600
Shares issued for acquisition ..............    100      8,600                                              8,700
Shares repurchased .........................                                                  (60,400)    (60,400)
Cash dividends declared ($.62 per share) ...                         (9,900)                               (9,900)
Changes-other comprehensive income (loss)...                                      3,700                     3,700
                                            ----------------------------------------------------------------------
Balance, December 31, 1998 .................  4,300     32,900      249,300       7,200       (63,600)    230,100
                                            ----------------------------------------------------------------------
Net income ................................                          38,700                                38,700
Shares issued under stock plans ...........             (1,200)                                 4,100       2,900
Shares repurchased ........................                                                   (18,100)    (18,100)
Cash dividends declared ($.66 per share) ..                          (9,900)                               (9,900)
Changes-other comprehensive income (loss)..                                     (12,500)                  (12,500)
                                            ----------------------------------------------------------------------
Balance, December 31, 1999 ................   4,300     31,700      278,100      (5,300)      (77,600)    231,200
                                            ----------------------------------------------------------------------
Net income ................................                           1,600                                 1,600
Shares issued under stock plans ...........                400                                  1,500       1,900
Shares repurchased.........................                                                   (10,800)    (10,800)
Cash dividends declared ($.70 per share) ..                          (9,900)                               (9,900)
Changes-other comprehensive income (loss)..                                      (9,200)                   (9,200)
                                            ----------------------------------------------------------------------
Balance, December 31, 2000 ................ $ 4,300   $ 32,100    $ 269,800   $ (14,500)    $ (86,900)  $ 204,800
                                            ----------------------------------------------------------------------


The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
WEST PHARMACEUTICAL SERVICES, INC. AND SUBSIDIARIES
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998.
(in thousands)

                                                            2000         1999         1998
                                                           -------------------------------
Cash flows from operating activities:
 Net income ........................................    $  1,600    $  38,700     $  6,700
 Adjustments to reconcile net income to
  net cash from operating activities:
   Depreciation and amortization ...................      37,000       35,700       32,300
   Acquired in-process research and development ....          --           --       28,200
   Restructuring charge ............................      20,800          700        4,000
   Loss on sales of equipment and other assets......       1,000          600          600
   Deferred income taxes ...........................         100        8,500        5,900
   Pension and other retirement plans ..............     (15,800)      (9,200)      (6,000)
   Equity in undistributed earnings of affiliated
    companies, net .................................      (1,000)        (500)        (100)
   Decrease (increase) in accounts receivable ......      10,400      (10,200)        (700)
   Decrease (increase) in inventories ..............        (500)      (1,200)      (2,400)
   Decrease (increase) in other current assets .....        (900)      (1,400)         800
   (Decrease) increase in other current liabilities       (3,700)       6,900          500
   Other operating items ...........................        (400)         800        1,200
                                                          --------------------------------
Net cash provided by operating activities ..........      48,600       69,400       71,000
                                                          --------------------------------
Cash flows from investing activities:
 Property, plant and equipment acquired ............     (57,300)     (46,200)     (41,800)
 Proceeds from sales of assets .....................         300          100        1,200
 Payments for acquisitions, net of cash acquired ...      (3,400)     (17,200)     (34,900)
 Customer advances, net of repayments ..............        (100)       1,600        1,700
                                                          --------------------------------
Net cash used in investing activities ..............     (60,500)     (61,700)     (73,800)
                                                          --------------------------------

                                                            2000         1999         1998
                                                           -------------------------------

Cash flows from financing activities:
 Borrowings (repayments) under
  revolving credit agreements, net .................      70,000      (46,000)      65,000
 Proceeds from senior notes ........................          --      100,000           --
 Proceeds from other long-term debt ................          --           --        1,500
 Repayment of other long-term debt .................     (16,200)      (3,000)     (19,100)
 Other notes payable, net ..........................     (23,500)     (16,800)         800
 Issuance of common stock, net .....................       1,500        2,800        2,600
 Dividend payments .................................      (9,800)     (10,300)      (9,400)
 Purchase of treasury stock ........................     (10,800)     (18,100)     (60,400)
                                                          --------------------------------
Net cash provided by (used in) financing activities       11,200        8,600      (19,000)
                                                          --------------------------------
Effect of exchange rates on cash ...................      (1,900)      (2,300)         800
                                                          --------------------------------
Net (decrease) increase in cash and cash equivalents      (2,600)      14,000      (21,000)
Cash and cash equivalents at beginning of year .....      45,300       31,300       52,300
                                                          --------------------------------
Cash and cash equivalents at end of year ...........   $  42,700    $  45,300    $  31,300
                                                          --------------------------------
Supplemental cash flow information:
 Interest paid, net of amounts capitalized .........   $  12,900    $   9,000    $   5,100
 Income taxes paid .................................   $   2,100    $  15,100    $  14,700
                                                          --------------------------------

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

     Principles of Consolidation: The consolidated financial statements include the accounts of West Pharmaceutical Services, Inc. and all majority-owned subsidiaries (the Company). Material intercompany transactions and accounts are eliminated in consolidation. Certain items have been reclassified to conform with current classifications. Investments in affiliated companies in which ownership exceeds 20% are accounted for on the equity method.

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

The Company will adopt Financial Accounting Standards Statement No. 133, "Accounting for Derivative Financial Instruments and Hedging Activities," as amended, beginning in 2001. This accounting standard requires the Company to recognize all derivatives as either assets or liabilities and measure those instruments at fair value as of the balance sheet date. The change in fair value of a derivative designated and qualified as part of a hedging transaction is generally matched with the recognition of the item or risk being hedged. The change in fair value of a derivative instrument with no hedging designation or purpose is recognized immediately into earnings. On January 1, 2001, the Company will record a $300 charge to other comprehensive income, principally due to recording the fair market value of interest rate swap agreements which hedge variable interest rate notes payable.

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

     Revenue Recognition: Sales of manufactured components and contract manufacturing and packaging services are recorded at the time title passes, which generally occurs when the goods are shipped. In 2000, the Company adopted Emerging Issues Task Force Issue 00-10, "Accounting for Shipping and Handling Revenues and Costs." Accordingly, as of January 1, 2000, freight charge reimbursements are reported as net sales and freight expenses are reported as cost of goods and services sold. Full-year freight expense for 2000 was $3,700. Freight revenues and expenses were reported on a net basis in prior years.

Clinical service revenue and related direct costs are recognized as specific contract terms are fulfilled under the percentage of completion method (the units of delivery method). Fees for individual contract clinical services are fixed upon execution of the contract and provide for payment for all work performed. Pass-through costs that are paid directly by clients, and for which the Company does not bear the risk of performance, are excluded from revenue. The termination of a contract typically results in no material adjustments to the revenue or costs previously recognized.

Revenue associated with drug delivery systems development is recognized when earned in accordance with the terms of contract research agreements with the customer. Non-refundable license and milestone fees are recognized as revenue when related services under the agreements are performed.

     Property, Plant and Equipment: Property, plant and equipment assets are carried at cost. Maintenance and minor repairs and renewals are charged to expense as incurred. Upon sale or retirement of depreciable assets, costs and related depreciation are eliminated, and gains or losses are recognized in the determination of net income.

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

     Research and Development: Research, development and engineering expenditures for the creation and application of new or improved products and processes, and drug delivery systems, the totals of which amounted to $19,200 in 2000, $16,700 in 1999 and $14,500 in 1998, are expensed as incurred.

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

     Net Income Per Share: Basic net income per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during each period. Net income per share assuming dilution considers the potential issuance of common shares under the Company's stock option and award plans, based on the treasury stock method. The treasury stock method assumes use of exercise proceeds to repurchase common stock at the average fair market value in the period.

Other Income (Expense)
----------------------

                                    2000        1999       1998
                                  -----------------------------
Interest income ...............   $ 2,700    $ 2,500    $ 2,700
Foreign exchange (losses) gains    (1,100)      (900)       200
Loss on sales of equipment
 and other assets..............    (1,000)      (600)      (600)
Other .........................      (300)       200        200
                                  -----------------------------
                                  $   300    $ 1,200    $ 2,500
                                  -----------------------------

Restructuring Charges
---------------------
     In 2000, the Company announced a series of initiatives designed to streamline operations and improve efficiencies. As part of the plan, the Company will close contract packaging and plastic device manufacturing plants in Puerto Rico and close its site management office in Cleveland, Ohio during the first half of 2001. The Company also will close its sterile-fill operation in Lakewood, New Jersey. These actions and other personnel reductions affect approximately 180 employees. The Company recorded a pre-tax restructuring charge of $20,800 in the fourth quarter of 2000 related to these decisions. The charge covers a $9,200 goodwill write-down to the site management organization of the clinical services business unit, a $7,700 reduction to estimated net realizable value of assets to be sold and $3,900 of accrued severance and related benefits and asset disposal costs.

     In 1999, the Company revised its business plan related to its plastics component manufacturing operations. The 1999 plan included investment in new capacity and capabilities at the Company's Puerto Rico facility, which resulted in a $3,500 adjustment of the restructuring charge recorded in 1996 related to this operation. In addition, the Company wrote off the $4,200 carrying value of equipment and intangibles related to a proprietary plastic product line that had not gained market acceptance.

     In 1998, the Company recorded a pre-tax charge of $4,000. The charge related to employee reductions associated with identified manufacturing and other operating efficiencies. The charge included severance and benefits for 90 employees including manufacturing and staff positions and other related charges. At December 31, 2000, the total payout of severance and benefits to date associated with this charge was $3,900.

Acquisitions and Investments
-----------------------------
     During 2000, the Company invested $2,000 in a firm involved with genotyping technology. The Company's cumulative investment in this firm is $3,300 at December 31, 2000, representing an 18.53% ownership interest. The Company is conditionally committed to investing an additional $300, which would bring its cumulative ownership percentage to 19.95%.

     On April 20, 1999, the Company acquired the assets of the Clinical Services Division (CSD) of Collaborative Clinical Research, Inc. CSD provides clinical research services to the pharmaceutical and biotechnology industries. Its focus is on the identification, placement, monitoring and management of clinical-trial programs. The CSD purchase price was comprised of a combination of $15,900 in cash, and the assumption of $2,300 of current liabilities. The acquisition was accounted for as a purchase and CSD was consolidated beginning May 1, 1999. The allocation of the purchase price follows:

        Current assets .....................   $ 2,900
        Equipment and leasehold improvements       800
        Goodwill ...........................    14,500

     The excess of the purchase price over the net assets acquired is being amortized on a straight-line basis over 20 years. Pro forma results assuming the acquisition of CSD as of January 1, 1999 would not materially change reported sales or net income.

     On July 1, 1998, the Company acquired Betraine Limited for British pounds sterling (BPS) 7,200 ($11,800 at July 1, 1998). Betraine manufactures precision injection molded plastic components for the healthcare and consumer products industries. The acquisition was accounted for as a purchase and Betraine was consolidated beginning July 1, 1998. The acquisition was financed with existing cash. The excess of the purchase price over the net assets acquired is being amortized on a straight-line basis over 20 years.

     On March 31, 1998, the Company acquired for BPS 20,000 ($33,500 at March 31, 1998) the remaining 70% interest in DanBioSyst UK Ltd. (DBS), making DBS a wholly owned subsidiary. DBS is engaged in drug delivery system research and development. This transaction was accounted for by the purchase method, and was financed with cash of $9,400; 320,406 shares of restricted common stock valued at $8,700; and short-term notes of $15,400. DBS was consolidated beginning April 1, 1998. The allocation of the purchase price, determined by an independent appraiser using the income approach, follows:

Current assets .....................   $ 1,300
Equipment and leasehold improvements       800
In-process research and development     28,200
Patents ............................     2,800
Other intangibles ..................       400

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

Income Taxes
------------
     Income before income taxes and minority interests was derived as follows:

                               2000       1999      1998
                            ------------------------------
Domestic operations ....   $ (3,900)   $ 36,000  $  8,600
International operations      6,000      20,500    19,200
                            ------------------------------
                           $   2,100   $ 56,500  $ 27,800
                            ------------------------------


     The related provision for income taxes consists of:

                                  2000      1999        1998
                               ------------------------------
Current provision:
 Federal .........            $ (1,900)  $  3,300    $  8,800
 State ...........                 100        300         900
 International ...               3,200      6,300       5,600
                               ------------------------------
                                 1,400      9,900      15,300
                               ------------------------------
Deferred provision:
 Federal .........               1,500      7,200       4,200
 International ...              (1,400)     1,300       1,700
                               ------------------------------
                                   100      8,500       5,900
                               ------------------------------
Provision for income taxes    $  1,500   $ 18,400    $ 21,200
                               ------------------------------

     A reconciliation of the United States statutory corporate tax rate to the Company's effective consolidated tax rate on income before income taxes and minority interests follows:

                                                2000     1999     1998
                                              --------------------------
Statutory corporate tax rate .............      35.0%    35.0%     35.0%
Tax on international operations
  in excess of United States tax rate.....     (13.6)     2.9       1.2
Restructuring costs without tax benefits..      92.4       --        --
Tax reorganization benefit ...............     (70.9)    (3.1)       --
Acquired research and development ........        --       --      35.5
United States tax on repatriated
 international earnings ..................      18.1       .6        .8
State income taxes, net
 of Federal tax benefit ..................        --       .4       2.3
Settlement of tax audit ..................        --     (1.8)       --
Other ....................................      10.7     (1.5)      1.3
                                              --------------------------
Effective tax rate .......................      71.7%    32.5%     76.1%
                                              --------------------------

     Results for 2000 include a tax benefit realized upon the favorable resolution of trade tax issues connected to the 1997 reorganization of the Company's German subsidiaries.

     In the fourth quarter of 1999, the Company completed a tax reorganization of its European subsidiaries. The reorganization made possible payment of a dividend which triggered refund of taxes previously paid.

     The net current and noncurrent components of deferred income taxes recognized in the balance sheet at December 31 are as follows:

                               2000      1999
                             -----------------
Net current assets .......  $  5,800  $  5,400
Net noncurrent liabilities  $ 33,000  $ 36,200
                             -----------------

     The following is a summary of the significant components of the Company's deferred tax assets and liabilities as of December 31:

                                                 2000       1999
                                             --------------------
Deferred tax assets:
 Loss on asset dispositions
  and plant closings......................   $  1,800    $  2,400
 Severance and deferred
  compensation ...........................      8,600       9,200
 German tax reorganization ...............      3,800       4,900
 Net operating loss carryovers ...........      8,000       3,800
 Foreign tax credit carryovers ...........      1,400       1,100
 Restructuring charge ....................      4,100          --
 Other ...................................      3,000       3,800
 Valuation allowance .....................     (6,800)     (4,900)
                                              -------------------
    Total ................................   $ 23,900    $ 20,300
                                              -------------------

Deferred tax liabilities:
 Accelerated depreciation ................   $ 28,200    $ 34,400
 Severance and deferred compensation......     15,900      11,900
 Other ...................................      7,000       4,800
                                              -------------------
     Total ...............................   $ 51,100    $ 51,100
                                              -------------------

     At December 31, 2000, subsidiaries had state and foreign operating tax loss carryovers of $37,100 and $20,600, respectively. These loss carryovers are available to apply against the future taxable income of the subsidiaries. The carryover periods expire beginning with $8,400 in 2002 and continue through 2007.

     At December 31, 2000, undistributed earnings of international subsidiaries, on which deferred income taxes have not been provided, amounted to $140,700. It is the Company's intention to reinvest these undistributed earnings of foreign subsidiaries, and it is not practicable to determine the amount of income or withholding tax that would be payable upon the remittance of those earnings. Such earnings would become taxable upon the sale or liquidation of foreign subsidiaries or upon the remittance of dividends. Tax credits that would become available upon distribution of such earnings could reduce income taxes then payable at the United States statutory rate. As of December 31, 2000, the Company had available foreign tax credit carryovers of approximately $1,400 expiring in 2001 through 2005.

Net Income Per Share
--------------------
     The following table reconciles shares used in basic income per share to the shares used in income per share assuming dilution. There is no adjustment to the net income of the Company in the calculation of net income per share assuming dilution.

                                  2000      1999      1998
                               ---------------------------
Net income .................  $  1,600  $ 38,700   $ 6,700
                               ---------------------------
Average common
 shares outstanding ........    14,407    14,914    16,435
Assumed stock options
 exercised and awards vested         2       134        69
                               ---------------------------
Average shares
 assuming dilution .........    14,409    15,048    16,504
                               ---------------------------

Comprehensive Income
--------------------
     Comprehensive income consists of reported net income and other comprehensive income which reflects revenue, expenses and gains and losses which generally accepted accounting principles exclude from net income. For the
Company, the items excluded from current net income are cumulative foreign currency translation adjustments, unrealized gains or losses on available-for-sale securities and additional minimum pension liability adjustments. Comprehensive income and the cumulative balance of each item of other comprehensive income is displayed in the accompanying Consolidated Statements of Comprehensive Income.

Inventories
-----------

                          2000           1999
                     ------------------------
Finished goods        $ 17,300        $14,000
Work in process          9,400         12,800
Raw materials           14,300         15,300
                     ------------------------
                      $ 41,000        $42,100
                     ------------------------

     Included above are inventories located in the United States that are valued on the LIFO basis, amounting to $11,900 and $11,800 at December 31, 2000 and 1999, respectively, which are approximately $6,700 and $6,800, respectively, lower than replacement value.


Affiliated Companies
--------------------
     At December 31, 2000, the following affiliated companies were accounted for under the equity method:


                                            Fiscal    Ownership
                              Location    year end     interest
                              ---------------------------------
West Pharmaceutical
 Services Mexico, S.A. de C.V.  Mexico     Dec. 31          49%
Aluplast S.A. de C.V. .......   Mexico     Dec. 31          49%
Pharma-Tap S.A. de C.V. .....   Mexico     Dec. 31          49%
Daikyo Seiko, Ltd. ..........   Japan      Oct. 31          25%
                              ---------------------------------

     A summary of the financial information for these companies is presented below:

                                                      2000        1999
                                                ----------------------
Balance Sheets:
Current assets ................................   $ 106,100   $ 95,400
Noncurrent assets .............................     127,600    111,100
                                                ----------------------
  Total assets ................................   $ 233,700   $206,500
                                                ----------------------
Current liabilities ...........................   $  59,100  $ 62,100
Noncurrent liabilities ........................     105,400    74,300
Owners' equity ................................      69,200    70,100
                                                ----------------------
  Total liabilities and owners' equity            $ 233,700  $206,500
                                                ----------------------


                                              2000     1999      1998
                                           ---------------------------
Income Statements:
Net sales ............................... $ 87,200  $78,200   $69,500
Gross profit ............................   21,800   17,000    14,500
Net income ..............................    4,800    3,400     1,000
                                           ---------------------------


     Unremitted income of affiliated companies included in consolidated retained earnings amounted to $12,600, $11,600 and $11,100 at December 31, 2000, 1999 and 1998, respectively. Dividends received from affiliated companies were $200 in 2000, $300 in 1999 and $200 in 1998.

     The Company's equity in unrealized gains and losses of Daikyo Seiko, Ltd.'s investment in securities available for sale included in other comprehensive income, a separate component of shareholders' equity, was $100, $800 and $(300) at December 31, 2000, 1999 and 1998, respectively. The unrealized losses in 2000 and 1998 are net of income tax benefits of $500 and $300, respectively. The unrealized gain in 1999 is net of an income tax provision of $1,000.

Property, Plant and Equipment
------------------------------
     A summary of property, plant and equipment at December 31 is presented in the following table:

                             Years of
                             expected
                          useful life       2000       1999
                         ----------------------------------
Land .....................              $  3,200   $  3,100
Buildings and improvements       7-50    111,500    103,700
Machinery and equipment ..       3-20    320,700    304,700
Molds and dies ...........        4-7     54,300     53,500
Construction in progress..                31,700     24,200
                         ----------------------------------
                                        $521,400   $489,200
                         ----------------------------------

Debt
----
     Short-Term: Notes payable in the amounts of $3,100 and $27,400 at December 31, 2000 and 1999, respectively, are payable within one year and bear interest at a weighted average interest rate of 8% and 7%, respectively.


     Long-term:
At December 31,                                       2000       1999
                                                  ---------------------
Unsecured:
Senior notes, due 2009 (6.81%) ................   $100,000   $100,000
Revolving credit facility, due 2005 (7.43%) ...     70,000       --
Tax-exempt industrial revenue bonds,
 due 2005  (4.2% to 5.95%) (a) ................     10,800     10,900
Subordinated debentures, due 2007 (6.5%) ......      3,600      3,400
Other notes, due 2001 to 2005 (6.80% to 9.24%)      11,900     25,900
Collateralized:
Mortgage notes (6.94%).........................       --        3,500
                                                  ---------------------
Total long-term debt ..........................    196,300    143,700
Less current portion ..........................        500      2,200
                                                  ---------------------
                                                  $195,800   $141,500
                                                  ---------------------
(a) The  proceeds of  industrial  revenue  bonds that were not  required for the respective construction projects have been invested by the Company. Use of these excess funds and earnings  thereon is  restricted  to  servicing  the debt.  The aggregate of unexpended  proceeds and earnings thereon of $1,700 is reflected as a reduction of the principal outstanding on the bonds.

     In April 1999, the Company entered into an agreement with five insurance companies to borrow a total of $100,000 for ten years at a coupon rate of 6.81%; the effective interest rate is 6.91%. Interest is payable quarterly. The proceeds were used to repay debt under existing lines of credit, for the acquisition of CSD and for general corporate purposes.

     In July 2000, the Company signed a $135,000 revolving credit agreement with a group of six banks. The credit agreement consists of a $70,000 five-year revolving credit facility and a $65,000 364-day line of credit. Interest on these facilities is charged at London Inter-Bank Offering Rates (LIBOR) plus a margin dependent on the Company's debt to total capital ratio. The interest rate on the initial borrowings under these facilities was 7.4%. Commitment fees on these credit agreements also fluctuate according to the Company's debt to total capital ratio with a maximum commitment fee of 17.5 basis points on the 364-day and 20.0 basis points on the five-year facility. As of December 31, 2000, the Company had borrowed $49,100 directly under the five-year facility. These borrowings were recorded as long-term debt. Additional notes payable of $20,900 under uncommitted facilities were also classified as long-term debt, as the Company has the intent and ability to re-finance these obligations on a long-term basis under the five-year facility.

     At December 31, 2000, $4,300 at par value of West Lakewood's subordinated debentures were outstanding. The subordinated debentures are reflected in the balance sheet net of discount, which is being amortized through the maturity date of the subordinated debentures, March 1, 2007. The unamortized discount totaled $700 and $900 at December 31, 2000 and 1999, respectively. The holders have the right to convert such subordinated debentures into cash for an amount approximating 50% of the par value of the subordinated debentures converted. Interest is payable semiannually.

     Long-term debt maturing in the years following 2001 is: $500 in 2002, $10,700 in 2003, $100 in 2004 and $80,900 in 2005.

     Certain of the financing agreements, among other things, require the maintenance of working capital, interest coverage, debt-to-capitalization and tangible net worth ratios and restrict the sale of assets.

     Interest costs incurred during 2000, 1999 and 1998 were $14,100, $11,000 and $7,500, respectively, of which $1,000, $600 and $300, respectively, were capitalized as part of the cost of acquiring certain assets.

     At December 31, 2000, the Company has four interest rate swap contracts outstanding, three with notional values of $3,000 each, to fix the interest rates at 6.54%, 6.775% and 6.51% through April, July and August 2001, respectively, and one with a notional value of BPS 6,950 at a fixed interest rate of 7.23% through 2003. Under the terms of these agreements, the Company makes periodic interest payments based on these fixed rates of interest on the notional principal amounts to a counterparty that makes payments based on a market interest rate. The net interest expense recognized in connection with these agreements was less than $200 in 2000 and 1999 and $100 in 1998.

Financial Instruments
---------------------
     The following disclosure reflects the estimated fair value of financial instruments of the Company as of December 31:

                                 Carrying value         Estimated fair value
                              -------------------------------------------------
Asset (liability)                  2000      1999        2000         1999
-----------------             -------------------------------------------------
Cash and cash equivalents ...   $ 42,700  $ 45,300    $ 42,700     $ 45,300
Short-and long-term debt ....   (199,400) (171,100)   (197,900)    (167,100)
Interest rate swaps(a) ......       --         --         (300)          --
Forward exchange contracts(a)       --         --           --           --
                              -------------------------------------------------

(a) The estimated fair value of the interest rate swaps was less than $100 at December 31, 1999. The estimated fair value of forward exchange contracts was less than $100 at December 31, 2000 and 1999.

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

     Notional amounts upon which current interest rate swap contracts are based do not represent amounts exchanged and are not a measure of the Company's exposure. Failure by the contract counterparty to make interest payments under an interest rate swap contract would result in an accounting loss to the Company only if interest rates exceeded the fixed rate to be paid by the Company. The accounting loss corresponds to the cost to replace the swap contract.

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

     The expense (income) components of net pension income are as follows:

                               Pension benefits               Other retirement benefits
                       -------------------------------------------------------------------
                          2000        1999        1998        2000        1999        1998
                       -------------------------------------------------------------------
Service cost ......   $  3,400    $  4,400    $  3,600     $   300    $    400    $    500
Interest cost .....      9,200       8,900       8,500         500         400         500
Expected return
  on assets .......    (21,300)    (17,600)    (15,400)         --          --          --
Amortization of
  unrecognized
  transition asset        (700)       (700)       (800)         --          --          --
Amortization of
 prior service cost        500         400         400      (1,500)     (1,500)     (1,500)
Recognized
  actuarial gains .     (5,100)     (2,000)     (1,800)       (100)         --          --
Curtailment gain ..         --        (200)         --          --          --          --
                       -------------------------------------------------------------------
Pension (income) ..   $(14,000)   $ (6,800)   $ (5,500)   $   (800)   $   (700)   $   (500)
                       -------------------------------------------------------------------

     The following tables provide a reconciliation of the benefit obligation, plan assets and funded status of the plans:

                                                                  Other
                                    Pension benefits        retirement benefits
                                ------------------------------------------------
                                     2000         1999          2000       1999
                                ------------------------------------------------
Change in benefit obligation:
Benefit obligation,
 January 1 ..................   $ (122,300)  $(131,900)   $  (5,800)   $ (8,400)
Service cost ................       (3,400)     (4,400)        (300)       (400)
Interest cost ...............       (9,200)     (8,900)        (500)       (400)
Participants' contributions..         (300)       (200)        (100)       (100)
Actuarial gain (loss) .......       (3,500)     18,100         (100)      3,300
Amendments/Transfers in .....       (1,000)     (3,300)        (600)         --
Benefits/expenses paid ......        6,800       6,600          200         200
Curtailment gain ............           --         200           --          --
Settlement ..................           --         900           --          --
Foreign exchange impact .....          900         600           --          --
                                 -----------------------------------------------
Benefit obligation
 December 31 ................   $ (132,000)  $(122,300)   $  (7,200)  $ (5,800)
                                 -----------------------------------------------

Change in plan assets:
Fair value of
 assets, January 1 ..........   $  229,300   $ 189,400    $      --   $     --
Actual return
 on assets ..................      (16,200)     44,500           --         --
Employer contribution .......          700         700          100        100
Participants' contributions..          300         200          100        100
Transfers in ................           --       1,400           --         --
Benefits/expenses paid ......       (6,800)     (6,600)        (200)      (200)
Foreign exchange impact .....         (700)       (300)          --         --
                                 -----------------------------------------------
Fair value of plan
 assets, December 31 ........   $  206,600   $ 229,300    $      --   $     --
                                 -----------------------------------------------
Funded status:
Assets in excess
 (less than) benefits           $  74,600    $  107,000   $  (7,200)   $  (5,800)
Unrecognized net
 actuarial(gain)loss              (43,800)      (90,300)     (1,600)      (2,000)
Unrecognized
 transition asset ...                (700)       (1,300)         --           --
Unrecognized
 prior service cost .               3,500         2,900      (2,500)      (4,600)
Additional minimum
 liability...........                (700)           --          --           --
                        --------------------------------------------------------
December 31:
 Prepaid pension asset          $  40,200    $   24,800   $      --    $      --
 Accrued liability ..           $  (7,300)   $   (6,500)  $ (11,300)   $ (12,400)
                        --------------------------------------------------------

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

     The aggregate projected benefit obligation and aggregate fair value of plan assets for pension plans with obligations in excess of plan assets were $17,200 and $8,700, respectively, as of December 31, 2000, and $15,800 and $9,300, respectively, as of December 31, 1999. Weighted average assumptions as of December 31 follow:

(CAPTION>
                                                   Other retirement
                            Pension Benefit            benefits
                            -----------------------------------------
                             2000      1999        2000          1999
                            -----------------------------------------
Discount rate .............. 7.6%      7.8%        7.8%          8.0%
Rate of compensation
 increase .................. 5.2%      5.3%         --            --
Long-term rate of
 return on assets .......... 9.1%      9.1%         --            --
                            -----------------------------------------

     The assumed healthcare cost trend used is 7.5% for all participants in 2000, decreasing to 5.5% by 2006. Increasing or decreasing the assumed trend rate for healthcare costs by one percentage point would result in a $500 increase and decrease, respectively, in the accumulated benefit obligation. The related change in the aggregate service and interest cost components of the 2000 plan expense is a $100 increase and decrease, respectively.

     The Company provides certain post-employment benefits for terminated and disabled employees, including severance pay, disability-related benefits and healthcare benefits. These costs are accrued over the employee's active service period under certain circumstances or at the date of the event triggering the benefit.

     The Company also sponsors a defined contribution savings plan for certain salaried and hourly United States employees. Company contributions are equal to 50% of each participant's contribution up to 6% of the participant's base compensation. Total expense of $1,300, $1,300 and $1,200 was incurred for Company contributions in 2000, 1999 and 1998, respectively.

Capital Stock
-------------
     Purchases (sales) of common stock held in treasury during the three years ended December 31, 2000, are as follows:

                                  2000         1999          1998
                          ---------------------------------------
Shares held, January 1       2,501,400    2,139,500       277,200
Purchases ............         402,100      530,800     2,026,300
Stock option
 exercises ...........         (48,700)    (168,900)     (164,000)
                          ---------------------------------------
Shares held,
 December 31 .........       2,854,800    2,501,400     2,139,500
                          ---------------------------------------

     In March 1999, the Company's Board of Directors authorized the purchase of up to one million shares of the Company's common stock in open market or privately negotiated transactions. The Company acquired 402,100 shares in 2000 at an average price of $26.77 per share. In 1999, the Company acquired 530,800 shares at an average price of $34.10 per share. Cumulative purchases under the plan total 932,900 shares.

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

Stock Option and Award Plans
----------------------------
     The Company has two long-term incentive plans for officers and key management employees of the Company and its subsidiaries. Options may no longer be granted under one of the plans. The plans provide for the grant of stock options, stock appreciation rights, restricted stock awards and performance awards. At December 31, 2000, 520,000 shares of common stock are available for future grants. A committee of the Board of Directors determines the terms and conditions of grants, except that the exercise price of certain options cannot be less than 100% of the fair market value of the stock on the date of grant. All stock options and stock appreciation rights are exercisable at the date indicated in connection with their issuance, but not later than 10 years after the date of grant. Option activity is summarized in the following table:

                                  2000           1999             1998
                          ---------------------------------------------
Options outstanding,
 January 1 .........         1,059,600      1,220,600        1,285,200
Granted ............           820,000        151,500          132,500
Exercised ..........           (47,800)      (232,700)        (144,100)
Forfeited ..........          (164,800)       (79,800)         (53,000)
                          ---------------------------------------------
Options outstanding,
 December 31 .......         1,667,000      1,059,600        1,220,600
Options exercisable,
 December 31 .......           751,300        636,300          594,200
                          ---------------------------------------------
Weighted Average
 Exercise Price ....              2000           1999             1998
                          ---------------------------------------------
Options outstanding,
 January 1 .........            $29.15         $28.08           $27.23
Granted ............             25.98          33.26            30.46
Exercised ..........             24.56          24.09            22.32
Forfeited ..........             28.32          28.90            28.84
                          ---------------------------------------------
Options outstanding,
 December 31 .......            $27.86         $29.15           $28.08
Options exercisable,
 December 31 .......            $29.41         $28.09           $27.67
                          ---------------------------------------------
The range of exercise prices at December 31, 2000, is $21.53 to $38.84 per share.

     Under the Company's management incentive plan, participants are paid cash bonuses on the attainment of certain financial goals. Bonus participants are required to use 25% of their cash bonus, after certain adjustments for taxes payable, to purchase common stock of the Company at current fair market value. Bonus participants are given a restricted stock award equal to one share for each four shares of common stock purchased with bonus awards. These stock awards vest at the end of four years provided that the participant has not made a disqualifying disposition of the stock purchased. Restricted stock awards were granted for 4,500 shares in 2000, 3,600 shares in 1999 and 3,800 shares in 1998. Restricted stock forfeitures of 1,500 shares, 3,900 shares and 300 shares occurred in 2000, 1999 and 1998, respectively. Compensation expense is being recognized over the vesting period based on the fair market value of common stock on the award date: $26.06 per share in 2000, $32.81 per share in 1999 and $31.47 per share in 1998.

     In 1999, the Company replaced its previously existing non-qualified stock option plan for non-employee directors. The new plan established 125,000 shares available for future grants to plan participants. Options granted under the new plan vest over a three-year period; 45,000 options were granted under the new plan in 1999. At December 31, 2000, 80,000 options remain available for future grants. The Company's former plan was terminated in 1999 and no future grants will be made under that plan; 34,500 options granted under the former plan remain outstanding at December 31, 2000. The exercise price on all options is established at the market value of the Company's common stock on the date of grant. Option activity under the non-employee directors' plan(s) is summarized below:

                             2000          1999          1998
                           ------------------------------------
Options outstanding,
 January 1 .........        96,000        66,500        63,500
Granted ............            --        45,000        15,000
Exercised...........        (3,000)      (15,500)      (12,000)
Forfeited...........       (13,500)           --            --
                           ------------------------------------
Options outstanding,
 December 31 .......        79,500        96,000        66,500
Options exercisable,
 December 31 .......        49,500        51,000        51,500
                           ------------------------------------
Weighted Average
 Exercise Price ....         2000          1999          1998
                           ------------------------------------
Options outstanding,
 January 1 .........        $30.04       $26.97        $25.49
Granted ............            --        32.84         30.72
Exercised ..........         22.69        25.25         23.81
Forfeited...........         28.25           --            --
                           ------------------------------------
Options outstanding,
 December 31 .......        $30.62       $30.04        $26.97
Options exercisable,
 December 31 .......        $29.27       $27.57        $25.88
                           -----------------------------------
The range of  exercise  prices at  December  31,  2000,  is $22.69 to $32.84 per share.

     Stock options outstanding under all plans totaled 1,746,500 at December 31, 2000. The weighted average remaining contractual life at December 31, 2000 for all plans is 6.1 years. In 2000, 1,677,000 stock options were excluded from the computation of diluted earnings per share due to their antidilutive effect.

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

                                       2000        1999         1998
                                    ---------------------------------
         Net income:
          As reported ........       $1,600    $ 38,700      $ 6,700
          Pro forma ..........       $  500    $ 37,800      $ 5,700
         Net income per share:
          As reported ........       $  .11    $   2.59      $   .41
          Pro forma ..........       $  .03    $   2.53      $   .35

     The following assumptions were used to compute the fair value of the option grants in 2000, 1999 and 1998 using the Black-Scholes option-pricing model: a risk-free interest rate of 6.0%, 6.5% and 5.75%, respectively; stock volatility of 23.2%, 20.2% and 22.4%, respectively; and dividend yields of 2.8%, 2.2% and 2.0%, respectively. Expected lives averaged 6 years for options granted in 2000 and 3 years for options granted in 1999 and 1998 under the key management employee plan. Expected lives of 5 years were used for 1999 option grants and 2 years for 1998 grants under the directors' plans.

Commitments and Contingencies
------------------------------
     At December 31, 2000, the Company was obligated under various operating lease agreements with terms ranging from one month to 20 years. Rental expense in 2000, 1999 and 1998 was $8,600, $8,400 and $7,600, respectively. Minimum rentals for noncancelable operating leases with initial or remaining terms in excess of one year are: 2001--$9,600; 2002--$10,000; 2003--$10,200;
2004--$9,900; 2005--$8,700 and thereafter $35,000. Minimum operating lease payments have been reduced by related minimum sublease income.

     At December 31, 2000, outstanding unconditional contractual commitments for the purchase of software, equipment and raw materials amounted to $6,600, all of which is due to be paid in 2001.

     The Company has accrued the estimated cost of environmental compliance expenses related to soil or groundwater contamination at current and former manufacturing facilities. The ultimate cost to be incurred by the Company and the timing of such payments cannot be fully determined. However, based on consultants' estimates of the costs of remediation in accordance with applicable regulatory requirements, the Company believes the accrued liability of $1,500 at December 31, 2000, is sufficient to cover the future costs of these remedial actions, which are expected to be carried out over an extended period. The Company has not anticipated any possible recovery from insurance or other sources.

Segment Information
--------------------
     West Pharmaceutical Services, Inc. serves the healthcare and consumer products industries through design, manufacture and sales of stoppers, closures, medical device components and assemblies made from elastomers, metal and plastics. This segment is referred to as Device Product Development and it consists of four regional business units that manufacture and sell these products to customers mainly in their respective regions. The Company also provides contract services to healthcare and consumer companies consisting of manufacture and/or packaging of drugs and personal care items, clinical services and laboratory testing. This segment is referred to as Contract Services and consists of three business units. Finally, the Company is engaged in research and development of drug delivery systems for biopharmaceutical and other drugs to improve their therapeutic performance and/or the method of administration. This segment, consisting of two business units, is referred to as Drug Delivery Research and Development.

     The Company's executive management evaluates performance of these segments based on operating profit, and allocates resources to them based on an assessment of market growth and profitability potential. Operating profit is income before interest expense, income taxes, minority interests and equity in affiliates. Corporate expenses, including global functional management costs, and unusual items (restructuring charges and the 1998 acquired in-process research and development charge) are not allocated to segments. The accounting policies of the segments are the same as those reported in the Summary of Significant Accounting Policies on page 16. Total net sales generated from the Device Product Development segment include sales to one customer of approximately $55,200, $54,600 and $53,200 in 2000, 1999 and 1998 ,
respectively.

     Summarized financial information concerning the Company's segments is shown in the following table. The consolidated total of operating profit corresponds to operating profit in the accompanying Consolidated Statements of Income.

                            Device                   Drug delivery    Corporate and
                            product       Contract   research and      unallocated     Consolidated
                          development     services    development         items            total
                          -------------------------------------------------------------------------
2000
----
Net sales.................   $361,900     $ 66,700      $  1,800         $    (300)        $430,100
Interest income...........      1,700          700           --                300            2,700
Operating profit (loss)...     70,000      (12,000)       (9,000)          (33,800)          15,200
Segment assets............    359,300       83,900        13,500           100,700          557,400
Capital expenditures......     43,500       10,900           800             2,100           57,300
Depreciation and
 amortization expense.....     25,300        7,400         1,400             2,900           37,000

1999
-----
Net sales ................   $384,000     $ 83,800      $  1,300         $     --          $469,100
Interest income ..........      1,200          300           --              1,000            2,500
Operating profit(loss)....     93,400        4,300        (7,700)          (23,100)          66,900
Segment assets ...........    354,000      105,000        12,500            80,300          551,800
Capital expenditures......     34,100        7,200           800             4,100           46,200
Depreciation and
 amortization expense.....     26,500        5,700         1,300             2,200           35,700

1998
-----
Net sales ................   $365,600     $ 82,600      $  1,500         $     --          $449,700
Interest income ..........      1,600          100           --              1,000            2,700
Operating profit(loss)....     83,800        9,700        (5,300)          (53,200)          35,000
Segment assets ...........    339,800       80,500        13,400            74,400          508,100
Capital expenditures......     31,500        6,700         1,400             2,200           41,800
Depreciation and
 amortization expense.....     24,000        4,400         1,300             2,600           32,300

The following table presents sales by country in which the legal subsidiary is domiciled and assets are located.

                                        Sales                    Long-lived assets
                            --------------------------------------------------------------
                               2000       1999       1998       2000       1999       1998
                           --------   --------   --------   --------   --------   --------
United States ..........   $266,900   $296,100   $282,300   $149,900   $143,400   $137,900
Germany ................     37,200     52,100     50,000     26,900     25,400     29,100
Other European countries     92,300     89,900     85,400     50,200     50,500     50,800
Other ..................     33,700     31,000     32,000     17,600     16,800     17,300
                           --------   --------   --------   --------   --------   --------
                           $430,100   $469,100   $449,700   $244,600   $236,100   $235,100
                           --------   --------   --------   --------   --------   --------

Report of Management

     The Company's management is responsible for the integrity, reliability and objectivity of publicly reported financial information. Management believes that the financial statements as of and for the year ended December 31, 2000, have been prepared in conformity with accounting principles generally accepted in the United States and that information presented in this Annual Report is consistent with those statements. In preparing the financial statements, management makes informed judgements and estimates where necessary, with appropriate consideration given to materiality.

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

 /s/ William G. Little
-------------------------------------------------------
William G. Little
Chairman and Chief Executive Officer

/s/ Anna Mae Papso
--------------------------------------------------------
Anna Mae Papso
Corporate Vice President, Finance

Report of Independent Accountants

To the Shareholders and the Board of Directors of West Pharmaceutical Services, Inc.:

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of West Pharmaceutical Services, Inc. and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
--------------------------------
PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
February 23, 2001

Ten-Year Summary
West Pharmaceutical Services, Inc. and Subsidiaries
(in thousands, except per share data)

                                                                  2000         1999          1998
                                                              -----------------------------------------
SUMMARY OF OPERATIONS
Net sales .................................................  $ 430,100       469,100       449,700
Operating profit (loss) ...................................  $  15,200        66,900        35,000
Income (loss) before income taxes and minority interests ..  $   2,100        56,500        27,800
Provision for income taxes ................................  $   1,500        18,400        21,200
Minority interests ........................................  $     200           200           100
                                                              -----------------------------------------
Income (loss) from consolidated operations ................  $     400        37,900         6,500
Equity in net income of affiliated companies ..............  $   1,200           800           200
                                                              -----------------------------------------
Income (loss) before change in accounting method ...........  $   1,600        38,700         6,700
                                                              -----------------------------------------
Income (loss) before change in accounting method per share:
 Basic (a) ................................................  $     .11          2.59           .41
 Assuming dilution (b) ....................................  $     .11          2.57           .40
Average common shares outstanding .........................     14,407        14,914        16,435
Average shares assuming dilution ..........................     14,409        15,048        16,504
Dividends paid per common share ...........................  $     .69           .65           .61
                                                              -----------------------------------------
Research, development and engineering expenses ............  $  19,200        16,700        14,500
Capital expenditures ......................................  $  57,300        46,200        41,800
                                                              -----------------------------------------
YEAR-END FINANCIAL POSITION
Working capital ...........................................  $  93,800        80,700        53,000
Total assets ..............................................  $ 557,400       551,800       508,100
Total invested capital:
 Total debt ...............................................  $ 199,400       171,100       141,100
 Minority interests .......................................  $   1,000           800           600
 Shareholders' equity .....................................  $ 204,800       231,200       230,100
                                                              -----------------------------------------
Total .....................................................  $ 405,200       403,100       371,800
                                                              -----------------------------------------
PERFORMANCE MEASUREMENTS
Gross margin (c) ..........................................  %    24.1          30.8          30.1
Operating profitability (d) ...............................  %     3.5          14.3           7.8
Tax rate ..................................................  %    71.7          32.5          76.1
Asset turnover ratio (e) ..................................        .78           .89           .91
Return on average shareholders' equity ....................  %      .7          16.8           2.6
Total debt as a percentage of total invested capital ......  %    49.2          42.5          37.9
                                                              -----------------------------------------
Shareholders' equity per share ............................  $   14.31         15.77         15.31
Stock price range ........................................   $31.88-19.63    40.44-30.88    35.69-25.75
                                                              -----------------------------------------
(a) Based on average common shares outstanding.
(b) Based on average shares, assuming dilution.
(c) Net sales minus cost of goods sold, including applicable depreciation and amortization, divided by net sales.
(d) Operating profit (loss) divided by net sales.
(e) Net sales divided by average total assets; 1993 asset
    turnover ratio is based on 12 months' sales for
    international subsidiaries.
2000 includes tax benefits totaling $.11 per share
 realized upon the favorable resolution of trade tax issues
 connected to the 1997 tax reorganization of the Company's
 German subsidiaries, and 2000 includes a net restructuring
 charge that reduced operating results by $1.08 per share.
1999 includes net tax benefits totaling $.15 per
 share related to a favorable determination of a prior
 years' tax appeal and the refund of taxes paid
 previously as a result of a dividend, and 1999 includes for the first time results of the clinical service
 business acquired on April 20, 1999.
1998 includes a charge for acquired research and development and a restructuring charge that reduced operating
 results by $1.72 per share and $.15 per share, respectively, and 1998 includes for the first time the results of two
 companies acquired in 1998.
1997 includes the net tax benefit mainly from a German tax
 reorganization which increased net income per share by $.48.
1996 includes a restructuring charge that reduced
 operating results by $.91 per share.
1995 includes for the first time the net operating results of the contract manufacturing and packaging subsidiary from May 1.
1994 includes for the first time the results of two companies in which majority ownership was acquired in 1994.
1993 includes 13 months of operating results for international subsidiaries.
Beginning in 1992 the Company's ownership interest in glass
 manufacturing operating results is reported as equity in net income of affiliates.  Prior to the 1992 sale of a majority interest in such operation, operating results were fully
 consolidated.
1991 includes a restructuring charge that reduced operating
 results by $1.37 per share.

Ten-Year Summary
West Pharmaceutical Services, Inc. and Subsidiaries
(in thousands, except per share data)

    1997          1996          1995          1994          1993          1992         1991
----------------------------------------------------------------------------------------------

 452,500       458,800       412,900       365,100       348,700       337,500      328,900
  63,000        32,700        49,800        45,400        40,600        38,700       (1,600)
  57,400        25,800        42,500        42,100        37,500        34,800       (7,700)
  13,300        10,800        13,900        13,400        14,300        14,300        4,700
     200           100           800         1,900         1,700         1,700       (2,400)
----------------------------------------------------------------------------------------------
  43,900        14,900        27,800        26,800        21,500        18,800      (10,000)
     500         1,500           900           500         1,000           900        1,500
----------------------------------------------------------------------------------------------
  44,400        16,400        28,700        27,300        22,500        19,700       (8,500)
----------------------------------------------------------------------------------------------
    2.69          1.00          1.73          1.70          1.42          1.26         (.55)
    2.68           .99          1.71          1.69          1.41          1.25         (.55)
  16,475        16,418        16,557        16,054        15,838        15,641       15,527
  16,572        16,500        16,718        16,215        16,010        15,776       15,527
     .57           .53           .49           .45           .41           .40          .40
----------------------------------------------------------------------------------------------
  12,000        11,200        12,000        12,000        11,400        11,100       10,800
  34,400        31,700        31,300        27,100        33,500        22,400       25,600
----------------------------------------------------------------------------------------------

 110,200        88,600        86,600        50,400        46,400        37,700       26,500
 480,400       479,900       480,100       397,400       309,200       304,400      313,200

  89,000        98,400       114,300        57,800        32,300        42,000       58,400
     400           300           200         1,900        10,900        10,100        8,400
 277,700       252,000       254,100       227,300       188,100       168,600      152,600
----------------------------------------------------------------------------------------------
 367,100       350,700       368,600       287,000       231,300       220,700      219,400
----------------------------------------------------------------------------------------------

    29.2          27.5          28.6          32.1          30.2          28.8         25.6
    13.9           7.1          12.1          12.4          11.7          11.5          (.5)
    23.2          41.8          32.8          31.8          38.2          41.1         61.7
     .94           .96           .94          1.04          1.11          1.10         1.00
    16.7           6.5          11.9          13.2          13.2          12.3         (8.9)
    24.2          28.1          31.0          20.1          14.0          19.1         26.6
-----------------------------------------------------------------------------------------------
   16.76         15.39         15.29         13.81         11.82         10.71         9.81
35.06-27.00   30.00-22.13   30.63-22.63   29.13-21.25   25.25-19.88   24.13-16.75   18.75-11.13
------------------------------------------------------------------------------------------------

Quarterly Operating and Per Share Data (Unaudited)
(in thousands of dollars, except per share data)

                                                           Net income (loss)
                                                              per share
                                                 Net       -----------------
                           Net       Gross      income             Assuming
Quarter ended             sales      profit     (loss)     Basic   dilution
                        ----------------------------------------------------
March 31, 2000......    $108,700   $ 28,200   $  5,100    $    .35   $  .35
June 30, 2000.......     113,600     28,200      5,000         .35      .35
September 30, 2000(1)    105,300     24,600      4,600         .32      .32
December 31, 2000 (2)    102,500     22,400    (13,100)       (.91)    (.91)
                        ----------------------------------------------------
                        $430,100   $103,400   $  1,600    $    .11   $  .11
                        ----------------------------------------------------
March 31, 1999 ......   $114,200   $ 34,400   $  9,500    $    .63   $  .63
June 30, 1999 .......    124,400     39,800     10,400         .70      .69
September 30, 1999(3)    115,100     34,300      8,600         .58      .57
December 31, 1999(4)     115,400     35,800     10,200         .69      .68
                        ----------------------------------------------------
                        $469,100   $144,300   $ 38,700    $   2.59   $ 2.57
                        ----------------------------------------------------

(1) Third quarter 2000 results include a tax benefit realized upon the favorable resolution of trade tax issues connected to the 1997 reorganization of the Company's German subsidiaries.
(2) Fourth quarter 2000 results include a charge related to initiatives taken to streamline operations. See Note "Restructuring Charges."
(3) Third quarter 1999 results include the tax benefit realized on the favorable settlement of a prior years' tax claim.
(4) Fourth quarter 1999 results include the net tax benefit due mainly to a refund of foreign taxes triggered by a dividend from a foreign subsidiary, a charge related to the write-off of a plastic product line which had not gained market acceptance, and the reversal of a portion of a 1996 restructuring charge because of a change in the business plan. See Notes "Income Taxes" and "Restructuring Charges."
