Form 10-K, Exhibit 13
period 2001-12-31
WEST PHARMACEUTICAL SERVICES INC
filed 2002-03-28
CIK 105770

FINANCIAL REVIEW
----------------
     West Pharmaceutical Services (the Company) supports global pharmaceutical and healthcare markets with products and technologies that enhance the safety and effectiveness of drug delivery and product dispensing. The Company's technologies include drug formulation research and development, clinical research and laboratory services, and the design, development and manufacture of components and systems for dispensing and delivering pharmaceutical, healthcare and consumer products.

     On November 30, 2001, the Company sold all of the assets of its contract manufacturing and packaging unit, which comprised the largest part of the former Contract Services segment. The disposition of the contract manufacturing and packaging unit represents the disposal of a business segment. Accordingly, all periods have been restated to reflect the results of the contract manufacturing and packaging unit as a discontinued operation. Following the sale, the Company announced that it had consolidated its operations into two segments:
Pharmaceutical Systems and Drug Delivery Systems.

     The Pharmaceutical Systems segment focuses on the development, manufacture and sale of components and devices for injectable, transmucosal, oral and pulmonary drug delivery, including those used for parenteral delivery of serum and lyophilized drugs, IV sets, pre-filled syringes, sample collection and diagnostics, and disposable syringes. The Company's contract laboratory business (formerly part of the Contract Services segment) has been integrated into the Pharmaceutical Systems segment.

     The Drug Delivery Systems segment combines the Company's proprietary formulated drug delivery group with the clinical services business unit (formerly part of the Contract Services segment). The drug delivery business unit concentrates on the development and commercialization of the Company's patented drug delivery technologies. These include: ChiSys, a transmucosal system for the delivery of proteins, peptides, chemical entities and vaccines; Hi-Load, a controlled release microsphere technology for proteins, and TARGIT, an oral system for the site-specific delivery of therapeutic agents to the colon. The clinical services business unit consists of the clinical trial research organization which conducts Phase I and II clinical trials and the consumer healthcare research group which provides specialized research services supporting client applications for marketing over-the-counter versions of prescription drugs.

     The following is management's discussion and analysis of the Company's operating results for the three years ended December 31, 2001, and its financial position as of year-end 2001. The information should be read in conjunction with the financial statements and accompanying notes appearing elsewhere in this report.

RESULTS OF OPERATIONS
---------------------
     The Company's 2001 net income from continuing operations was $19.6 million, or $1.37 per share. Results include a pre-tax restructuring charge of $2.9 million ($1.3 million net of tax) resulting from a $4.9 million provision for the termination of approximately 25 mid- and senior level management positions, and a $2.0 million adjustment related to the sale of a plastic device manufacturing facility held for sale from the 2000 restructuring program.

     Net income from continuing operations for 2000 was $12.7 million, or $0.88 per share. Results in 2000 included a pre-tax restructuring charge of $15.0 million ($11.2 million net of tax) and a one-time tax benefit of $1.6 million due to the favorable resolution of tax issues related to the 1997 reorganization of the Company's German subsidiaries.

     Net income from continuing operations for 1999 was $35.9 million, or $2.41 per share, and included net tax benefits totaling $2.3 million from a combination of a foreign tax refund and the favorable settlement of a prior years' tax appeal, and a $0.7 million pre-tax restructuring charge.

     Excluding the restructuring and unusual tax items noted in all three years, the Company's 2001 net income from continuing operations was $20.9 million, or $1.46 per share, as compared with $22.3 million, or $1.55 per share, for 2000 and $33.6 million, or $2.25 per share, for 1999.

Net Sales
-----------
     Net sales were $396.9 million in 2001 compared with $378.6 million in 2000. The strong U.S. dollar reduced reported sales by approximately $8 million compared with 2000. At constant exchange rates, sales in 2001 were 7% higher than 2000 net sales.

     Sales in the Pharmaceutical Systems segment increased 6% (measured at constant exchange rates) in 2001 compared with 2000. International sales grew by almost 9%, while domestic sales grew by approximately 4%. The resolution of regulatory issues at certain customer facilities and the attainment of customer inventory reduction goals contributed to a positive return to more traditional sales levels. In addition, the Company's investment in value- added technologies that meet advanced regulatory and customer requirements has allowed it to differentiate its products and facilities from competitors. Consistent sales increases were experienced in all pharmaceutical packaging and processing products (stoppers, seals, prefilled injection metal and rubber products), partially offset by declining sales of disposable medical devices. Both sales volumes and product mix were favorable in the Pharmaceutical Systems segment sales comparisons to the prior year.

     Revenues in the Drug Delivery Systems segment also demonstrated solid improvement, increasing 31% to $20.5 million in 2001 as compared to $15.7 million in 2000. The improved results stemmed mostly from increased licensing revenue related to the Company's patented chitosan-based nasal delivery system technology (ChiSys). During the year, the Company completed five clinical trials either independently or in conjunction with licensing partners. Two of these were Phase II trials by the Company's licensees: one for the treatment of post-surgical pain utilizing the Company's nasal morphine system and the second for a nasal flu vaccine. The increased licensing revenue was partially offset by lower revenues from the clinical services business unit, largely as a result of exiting the low-margin site management business in early 2001.

     Net sales of $378.6 million in 2000 compare with $395.8 million in 1999. The impact of the strong U.S. dollar reduced 2000 reported sales by $19 million compared with 1999, while an accounting change for reporting freight cost reimbursements increased sales by $3.6 million. At constant exchange rates, sales in 2000 were one-half percent above 1999 levels.

     Sales in the Pharmaceutical Systems segment decreased almost 1% (measured at constant exchange rates) in 2000 compared with 1999. Sales increased in international markets by 5% due to higher volume. This increase was offset by low demand in domestic markets where sales decreased 6% largely due to the combined impact of customers' inventory adjustments related to aggressive supply chain management programs and year 2000 contingency build-ups, a lower-value product mix and delays due to customers' regulatory activity. Pricing also negatively affected sales in this business segment due to competition and continued pressure to drive down healthcare costs.

     Revenues attributable to the Drug Delivery Systems segment totaled $15.7 million in 2000 compared with $11.3 million in 1999. The majority of the sales increase was due to having a full year of clinical services revenues in 2000. The clinical services unit was purchased in April 1999. In 2000, this segment was focused on further development of proprietary formulations of morphine and leuprolide, both using the Company's patented chitosan-based nasal delivery system (ChiSys), and on the development of a proprietary formulation of budesonide using the Company's TARGIT system. During the third quarter of 2000, the Company completed agreements with Innovative Drug Delivery Systems, Inc.
(IDDS) granting IDDS exclusive rights to the Company's transmucosal drug delivery technologies for the delivery of morphine and fentanyl, both well-known pain medications, and midazolam, an anti-anxiety drug frequently administered prior to surgery. IDDS returned the rights to midazolam to the Company during 2001. The remaining in-force agreements provide for IDDS to make license, option and milestone payments to the Company that could total up to $15 million through year 2004. The Company would also be entitled to royalties on the sale of any licensed products that proceed through to commercialization.

Gross Profit
------------
     Consolidated gross profit was $116.1 million in 2001 compared with $109.2 million in 2000. The gross margin percentage in both years was 29%.

     The Pharmaceutical Systems segment's gross profit increased $2.6 million, although margins declined slightly from prior year levels, primarily due to production inefficiencies at several European plants resulting from increased sales volumes, as well as increases in labor and material costs. The Company has initiated plant expansion projects at two European plants that should alleviate the capacity constraints. The expansion projects will be completed in phases during 2002 and 2003. Drug Delivery Systems' gross profit levels increased $4.6 million, reflecting the recognition of the higher margin licensing revenues.

     The 2000 consolidated gross margin of 29% compared unfavorably to 1999's 34% gross margin. Margins on Pharmaceutical Systems sales decreased sharply due to the combined impact of several factors: 1) lower volume and a less favorable product mix in domestic markets; 2) higher material costs due largely to the increased cost of dollar-based raw materials to international operations; 3) losses in the U.K. plastics device facility; 4) lower pricing; and 5) major expansion or start-up/development costs at several plants that affected efficiencies.

Selling, General and Administrative Expenses
---------------------------------------------
     Selling, general and administrative expenses as a percent of sales were 18% in 2001, 17% in 2000 and 18% in 1999.

     Selling, general and administrative expenses totaled $73.4 million in 2001, $62.9 million in 2000 and $73.0 million in 1999. The $10.5 million increase in these expenses in 2001 compared with 2000 primarily relates to a $6 million decline in pension income as well as higher incentive compensation and information systems costs associated with the preliminary project stage of an enterprise resource planning system. Pension income is expected to continue to decrease in 2002, due to the decrease in 2001 plan asset fair market values.

     The $10.1 million decrease in these expenses in 2000 compared with 1999 primarily related to higher income on U.S. pension plan assets, lower incentive compensation, the impact of the stronger U.S. dollar, lower severance costs and a smaller adjustment to the estimated cost for environmental remediation activities. These favorable factors more than offset increased spending on drug delivery research and development and the expenses of acquired companies.

Restructuring Charges
----------------------
     In 2001, the Company recorded a net restructuring charge of $2.9 million. The charge consisted of a restructuring provision of $4.9 million relating principally to the termination of approximately 25 mid- and senior level management positions, and a $2.0 million adjustment related to the sale of a Puerto Rico plastic device manufacturing facility held for sale from the 2000 restructuring program. At December 31, 2001, total severance and related benefits paid as part of the $4.9 million charge totaled $3.8 million. Remaining payments will be largely completed within two years.

     In 2000, the Company recorded a restructuring charge of $15.0 million. This charge covered a $9.2 million goodwill write-down to the site management organization of the clinical services business unit, a $2.7 million reduction to estimated net realizable value of a Puerto Rico plastic device manufacturing plant, and $3.1 million of accrued severance, benefit and asset disposal costs. Cash payments connected with the termination of 104 employees and costs incurred to exit the Puerto Rico plant totaled $2.4 million as of December 31, 2001. The Company expects to finalize the payments connected with these charges during 2002.

     Also in 2000, the Company recorded $5.8 million of restructuring charges in connection with its contract manufacturing and packaging operations. This charge consisted of a $5.0 million reduction to estimated realizable value of assets to be sold and $0.8 million of accrued severance, benefit and asset disposal costs. These costs are reported as part of discontinued operations.

     In 1999, the Company revised its business plan related to its plastics component manufacturing operations. The 1999 plan included investment in new capacity and capabilities at the Company's Puerto Rico facility, which resulted in a $3.5 million adjustment of the restructuring charge reported in 1996. In addition, the Company wrote off the $4.2 million carrying value of a proprietary plastic product line that had not gained market acceptance.

Other (income) expense
-----------------------
     Other (income) expense netted to income of $1.5 million in 2001 and $0.9 million in 1999, respectively, while 2000 results netted to an expense of $0.3 million. Interest income, included therein, totaled $1.5 million in 2001, $2.1 million in 2000 and $2.2 million in 1999. The decline in 2001 interest income reflects lower average interest rates in 2001. Foreign currency produced a $0.1 million gain in 2001, as compared to losses of $1.1 million and $0.9 million in 2000 and 1999, respectively. The decline in foreign exchange losses reflects the settlement of several temporary intercompany loans created in the 1999 European tax reorganization, as well as a less volatile U.S. dollar to Euro exchange rate. Other (income) expense also includes losses on equipment sales and miscellaneous insurance recoveries; these categories are in a net favorable position in comparing 2001 to the prior year periods.

Interest Expense
----------------
     Interest costs, net of amounts capitalized, totaled $13.5 million in 2001 compared with $13.1 million in 2000 and $10.4 million in 1999. The Company capitalized interest costs related to long-term construction projects of $0.8 million in each of the years 2001 and 2000 and $0.4 million in 1999.

     Although year-end 2001 debt levels declined $6.4 million from year-end 2000 levels as a result of the proceeds from the sale of the contract manufacturing and packaging unit, the average consolidated debt level increased during the year. Operating cash flow was $14.7 million lower in 2001 as compared to 2000, largely reflecting the impact of fourth quarter 2000 sales results which affected 2001 cash flows. Despite the higher average debt levels, interest expense rose only marginally in 2001 due to lower average interest rates on the Company's variable rate revolving credit facilities. Interest expense in 2000 was $2.7 million higher than in 1999, reflecting higher average debt levels connected with the completion of an open-market share repurchase program in 2000.

Income Taxes
------------
     The effective tax rate on consolidated income was 30.7% in 2001, 34.6% in 2000 and 31.3% in 1999. Restructuring charges and other unusual items have impacted the effective tax rate in each of these years. Excluding the impact of restructuring and other unusual items, the comparative tax rates would be 33.0% for 2001, 35.3% for 2000 and 36.7% for 1999. These tax rates reflect changes in the geographic mix of earnings and changes in the statutory tax rate in several countries during the three-year period.

     In addition to the specific tax benefit of the restructuring charges recorded in each period, the other unusual items that impacted the reported effective tax rates included a $1.6 million tax benefit realized in 2000 upon the favorable resolution of German trade tax issues, a 1999 net tax benefit of $2.3 million associated with the tax reorganization of the Company's European subsidiaries and a favorable settlement of a prior years' tax appeal.

Equity in Affiliates
---------------------
     The contribution to earnings from a 25% ownership interest in Daikyo Seiko, Ltd. and a 49% ownership interest in three companies in Mexico was $0.5 million, $1.2 million and $0.8 million for the years 2001, 2000 and 1999, respectively. The strength of the U.S. dollar relative to the Japanese yen in 2001 negatively affects prior year comparisons. In addition, costs connected with bringing a new plant into operation at Daikyo affected 2001 results. Operations in Mexico produced a net loss in 2001 as gross margins for these affiliates decreased substantially from prior year levels.

     Company purchases from all affiliates totaled approximately $12.6 million in 2001, the majority of which is connected to a technology transfer and cross-marketing agreement in effect with Daikyo allowing the introduction of advanced technologies to Company manufacturing sites in North America and Europe. Sales to affiliates in 2001 were $0.5 million.

Discontinued Operations
------------------------
     On November 30, 2001, the Company sold all the operating assets of its contract manufacturing and packaging business unit to DPT Lakewood, Inc., an affiliate of DPT Laboratories, Ltd., and DFB Pharmaceuticals, Inc. The sales price totaled $29.8 million, consisting of $28 million of cash and a $1.8 million note due in 2003. The sale resulted in a net loss of $25.2 million, or $1.76 per share. The Company was required to hold $4.3 million of the proceeds in a trust account at December 31, 2001, for the payment of certain debentures that became due upon the sale of the contract manufacturing and packaging unit. These debentures will be repaid during the first quarter of 2002. The balance of the proceeds received was used to repay debt in 2001.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
----------------------------------------------------
     The cash balance at December 31, 2001, was $42.1 million and working capital totaled $83.2 million, a ratio of current assets to current liabilities of 2.1 to 1. Consolidated debt totaled $193 million at December 31, 2001, compared with $199.4 million at year-end 2000. Debt to total invested capital (total debt, minority interests and shareholders' equity) was 52.2% at December 31, 2001.

     For the year, cash flows generated from operations totaled $31.1 million versus $45.8 million in 2000 as low fourth quarter 2000 sales negatively impacted 2001 cash flow. Capital spending for 2001 totaled $44.1 million, with approximately half the spending focused on new products and plant expansion activity, particularly in Europe. Cash requirements for capital projects in 2002 are projected to be approximately $40 million. Capital projects will focus on completion of the capacity expansion at two European plants, new product development and technology upgrades to reduce cost and improve quality. In addition, the Company's program to install an enterprise resource system will continue in 2002. This program is intended to drive internal efficiencies and improve business processes.

     Investing cash flows include the $28 million cash proceeds received on the sale of the contract manufacturing and packaging facility, $3 million from the sale of the Puerto Rico plastic device manufacturing plant, and $0.3 million from miscellaneous equipment sales. Other investment activity in 2001 included the purchase of the minority shareholder interest in the Company's subsidiary in Spain for $1.1 million in cash and $0.4 million in notes payable. Cash dividends totaled $10.5 million ($.73 per share). The remaining cash flow was used to reduce outstanding debt.

     The following table summarizes the Company's contractual obligations at December 31, 2001, and the effect such obligations are expected to have on its liquidity and cash flow in future periods.

Contractual Obligations:
($ in millions)

                                                         Total        Less than         1 -3         After 3
                                                                         1 year        years           years
                                                      ----------------------------------------------------------
Unconditional purchase obligations                     $   8.9        $   8.9       $      -        $      -
Notes payable                                              4.4            4.4              -               -
Long-term debt                                           188.6            4.3           84.3           100.0
Non-cancelable operating lease obligations                61.8            6.0           16.5            39.3
                                                      ----------------------------------------------------------
   Total contractual obligations                       $ 263.7        $  23.6       $  100.8         $ 139.3
                                                      ----------------------------------------------------------

     The Company's principal source of short- and medium-term liquidity is a $114.5 million revolving credit agreement with a group of six banks. The credit agreement consists of a $44.5 million 364-day line of credit renewable annually each July at the option of the banks and a $70 million committed revolving credit facility maturing in July 2005. Interest cost on these facilities is charged at London Inter-Bank Offering Rates (LIBOR) plus a margin dependent on the Company's debt to total capital ratio. Commitment fees on these credit agreements also fluctuate according to the Company's debt to total capital ratio with a maximum commitment fee of 20 basis points on the 364-day facility and 25 basis points on the five-year facility. The credit agreement contains several compliance covenants, the most restrictive of which is the requirement to maintain a minimum debt to total capital ratio of 55%. Failure to meet this or other debt covenants would cause all borrowings under the revolving credit facility to become immediately due and payable.

     The Company is currently completing an international financing structure that will utilize existing cash balances to pay down debt levels in 2002. The Company believes its financial condition and current capitalization provide sufficient flexibility to meet cash flow requirements in the future.

CRITICAL ACCOUNTING POLICIES
----------------------------
     The discussion and analysis of the Company's results of operations and financial condition are based upon consolidated financial statements that have been prepared in accordance with generally accepted accounting principles. In applying these principles, management uses its judgment to determine the appropriate assumptions to be used in the determination of certain estimates. Management believes that the following accounting policies are critical to the preparation of its financial statements:

Revenue Recognition
-------------------
     Sales of manufactured components are recorded at the time title passes, which generally occurs when the goods are shipped. Some customers receive pricing rebates upon attaining established sales volumes. Management records rebate costs based on its assessment of the likelihood that these volumes will be attained. The Company also establishes product return liabilities for customer quality claims when such amounts are deemed probable and can be reasonably estimated. Revenue associated with drug delivery systems development is recognized as services are provided. The timing of non-refundable licensing fee recognition is subject to management's estimate of future costs to be incurred on the related development agreement.

Impairment of Long-Lived Assets
-------------------------------
     Long-lived assets including property, plant and equipment, intangible assets and investments are reviewed for impairment whenever circumstances indicate that the carrying value of these assets may not be recoverable. An asset is considered impaired if the carrying value of the asset exceeds the sum of the future expected undiscounted cash flows to be derived from the asset. Once impairment is determined, an impairment loss is recorded for the difference between the asset's carrying value and its fair value. For assets to be held and used in the business, management estimates fair value by estimating the future cash flows to be derived from the asset and discounts these flows to a net present value using an appropriate discount rate. For other assets held for sale or for investment purposes, management determines fair value by estimating the anticipated proceeds to be received upon sale of the asset.

Income Taxes
-------------
     The Company estimates income taxes payable based upon current domestic and international tax legislation. In addition, deferred income tax assets and liabilities are established to recognize differences between the tax bases and financial statement carrying values of the Company's assets and liabilities. Valuation allowances are recorded to reduce deferred tax assets to amounts that are more likely than not to be realized. The recoverability of tax assets is subject to the Company's estimates of future profitability, generally at the local subsidiary company and country level. Changes in tax legislation, business plans and other factors may affect the ultimate recoverability of tax assets or final tax payments, which could result in adjustments to tax expense in the period such change is determined.

Foreign Currency Translation
-----------------------------
     The financial position and results of operations of the Company's foreign subsidiaries are measured using the functional currency of the subsidiary. Revenues and expenses are translated at the average exchange rate for the period. Assets and liabilities are translated at the rate of exchange in effect at the end of the period. Changes in exchange rates due to market fluctuations, governmental policies and other factors are accounted for in the period when they occur. In accordance with the Company's foreign exchange management policy, the adverse consequences resulting from foreign currency exposure are mitigated by engaging in certain hedging activities. Foreign exchange forward contracts are used to minimize exposure related to foreign currency transactions and commitments for raw material purchases.

NEW ACCOUNTING STANDARDS
------------------------
     The Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Financial Instruments and Hedging Activities," as amended, on January 1, 2001. This accounting standard requires the Company to recognize all derivatives as either assets or liabilities and measure those instruments at fair value as of the balance sheet date. The change in fair value of a derivative designated and qualified as part of a hedging transaction is generally matched with the recognition of the items being hedged. At the adoption date, the Company had four interest rate swap agreements in effect and recorded a $0.2 million, net of tax, charge to other comprehensive income. The swaps hedge cash flow risk associated with interest payments on variable rate debt. During 2001 three of the swaps matured, with the outstanding swap at December 31, 2001, valued at a $0.3 million loss.

     In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets."

     SFAS 141 supercedes Accounting Principles Board Opinion No. 16, "Business Combinations." SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. In addition, SFAS 141 establishes specific criteria for identifying intangible assets that must be recognized separately from goodwill and establishes disclosure requirements for the primary reasons for a business combination and the allocation of the purchase price paid to the assets acquired and liabilities assumed.

     SFAS 142 supercedes APB 17, "Intangible Assets." SFAS 142 eliminates the current requirement to amortize goodwill and indefinite-lived intangible assets. Instead, goodwill and intangible assets with indefinite lives will be tested for impairment on at least an annual basis. The SFAS 142 impairment test begins with an estimate of the fair value of the reporting unit or intangible asset. If the fair value is less than the carrying value, the goodwill or intangible asset is considered impaired. Once impairment is determined, an impairment loss is recognized for the amount that the carrying amount exceeds the fair value. The Company will adopt SFAS 142 on January 1, 2002. The Company has identified its reporting units and does not anticipate any impairment loss at application. Annual goodwill amortization in 2001 was approximately $1.4 million.

     In August 2001, the Financial Accounting Standards Board issued SFAS 144, "Accounting for the Impairment of Long-Lived Assets." SFAS 144 supercedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and APB Opinion No. 30, "Reporting the Results of Operations Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events." SFAS 144 retains the requirements of SFAS 121 whereby an impairment loss should be recognized if the carrying value of the asset is not recoverable from the sum of the future expected undiscounted cash flows to be derived from the asset. SFAS 144 eliminates goodwill from its scope, therefore it does not require, as SFAS 121 does, goodwill to be allocated to the long-lived assets. SFAS 144 broadens the scope of APB 30 provisions for the presentation of discontinued operations to include a component of an entity. The statement requires that a component of an entity that is sold or is considered held for sale must be presented as a discontinued operation. The Company adopted SFAS 144 during 2001 and applied its provisions to the sale of the contract manufacturing and packaging unit.

FORWARD-LOOKING INFORMATION
----------------------------
     Certain statements in this Annual Report, including management's discussion and analysis, that are not historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate," "expect," "intend," "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including but not limited to (1) sales demand, (2) the timing and success of customers' projects, (3) competitive pressures, (4) the strength or weakness of the U.S. dollar, (5) inflation, (6) the cost of raw materials, (7) continued cost-improvement programs, (8) statutory tax rates and (9) significant asset dispositions. The Company does not intend to update these forward-looking statements.

CONSOLIDATED STATEMENTS OF INCOME
WEST PHARMACEUTICAL SERVICES, INC. AND SUBSIDIARIES
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999.
(in thousands, except per share data)

                                            2001                 2000                 1999
                                        -----------------------------------------------------------
Net sales ...........................   $396,900     100%    $378,600    100%     $395,800   100%
Cost of goods and services sold .....    280,800      71      269,400     71       261,200    66
                                        -----------------------------------------------------------
   Gross profit......................    116,100      29      109,200     29       134,600    34
Selling, general and
   administrative expenses ..........     73,400      18       62,900     17        73,000    18
Restructuring charge, net............      2,900       1       15,000      4           700     -
Other (income)expense, net...........     (1,500)      -          300      -          (900)    -
                                        -----------------------------------------------------------
   Operating profit .................     41,300      10       31,000      8        61,800    16
Interest expense ....................     13,500       3       13,100      3        10,400     3
                                        -----------------------------------------------------------
   Income before income
     taxes and minority interests....     27,800       7       17,900      5        51,400    13
Provision for income taxes ..........      8,600       2        6,200      2        16,100     4
Minority interests ..................        100       -          200      -           200     -
                                        -----------------------------------------------------------
   Income from consolidated operations    19,100       5%      11,500      3%       35,100     9%
                                                       --                  --                  --
Equity in net income of
   affiliated companies .............        500                1,200                  800
                                        ---------           ---------            ---------
   Income from continuing operations.     19,600               12,700               35,900

Earnings (loss) from discontinued
   operations, net of tax............        400              (11,100)               2,800
Loss on disposal of discontinued
   operations, net of tax............    (25,200)                   -                    -
                                        ---------           ---------            ---------
   Net (loss) income ................   $ (5,200)           $   1,600            $  38,700
                                        ---------           ---------            ---------
Net (loss) income per share:
Basic
 Continuing operations...............   $   1.37            $    0.88            $    2.41
 Discontinued operations.............   $  (1.73)           $   (0.77)           $    0.18
                                        ---------           ---------            ---------
                                        $  (0.36)           $    0.11            $    2.59
Assuming dilution
 Continuing operations...............   $   1.37            $    0.88            $    2.39
 Discontinued operations.............   $  (1.73)           $   (0.77)           $    0.18
                                        ---------           ---------            ---------
                                        $  (0.36)           $    0.11            $    2.57
                                        ---------           ---------            ---------
Average common shares outstanding ...     14,336               14,407               14,914
Average shares assuming dilution ....     14,348               14,409               15,048

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
WEST PHARMACEUTICAL SERVICES, INC. AND SUBSIDIARIES
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999.
(in thousands)

                                                                 2001            2000         1999
                                                              ------------------------------------
Net (loss) income..........................................  $ (5,200)      $   1,600    $  38,700
Foreign currency translation adjustments, net of tax.......    (9,700)         (8,200)     (13,600)
Unrealized gains (losses) on securities, net of tax........      (100)           (700)       1,100
Minimum pension liability adjustment, net of tax...........    (2,800)           (300)          --
Cumulative effect of change in accounting principle for
  derivatives and hedging activities, net of tax...........      (200)             --           --
Net realized losses on derivative instruments, net of tax..       100              --           --
Unrealized losses on derivatives, net of tax...............      (200)             --           --
                                                               -----------------------------------
Comprehensive (loss) income................................  $(18,100)      $ (7,600)    $  26,200
                                                               -----------------------------------

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED BALANCE SHEETS
WEST PHARMACEUTICAL SERVICES, INC. AND SUBSIDIARIES
AT DECEMBER 31, 2001 AND 2000.
(in thousands, except per share data)

                                                                               2001         2000
ASSETS                                                                     ----------------------
Current assets:
 Cash, including equivalents (2001--$11,300; 2000--$29,000) ............   $ 42,100     $ 42,700
 Accounts receivable, less allowance (2001--$500; 2000--$900)...........     61,800       53,700
 Inventories ...........................................................     34,300       34,800
 Income tax refundable..................................................      5,700        7,700
 Deferred income tax benefits ..........................................      2,400        7,700
 Other current assets ..................................................     12,200       12,200
                                                                           ----------------------
Total current assets ...................................................    158,500      158,800
                                                                           ----------------------
Property, plant and equipment ..........................................    459,500      451,000
Less accumulated depreciation and amortization .........................    249,200      249,400
                                                                           ----------------------
                                                                            210,300      201,600
Investments in affiliated companies ....................................     20,800       22,000
Goodwill ...............................................................     32,600       34,900
Prepaid pension asset...................................................     48,300       40,200
Deferred income tax benefits............................................     21,400       18,000
Other assets ...........................................................     19,400       15,600
Net assets of discontinued operation....................................          -       58,000
                                                                           ----------------------
                                                                           $511,300     $549,100
                                                                           ----------------------

                                                                               2001         2000
                                                                          ----------------------

LIABILITIES AND SHAREHOLDERS' EQUITY ...................................
Current liabilities:
 Current portion of long-term debt .....................................  $   4,300   $      500
 Notes payable .........................................................      4,400        3,100
 Accounts payable ......................................................     22,600       23,500
 Accrued expenses:
  Salaries, wages and benefits .........................................     16,000       10,900
  Income taxes payable .................................................      5,400        7,200
  Restructuring costs...................................................      2,200        4,200
  Deferred income taxes.................................................      1,600        1,900
  Other ................................................................     18,800       19,700
                                                                           ----------------------
Total current liabilities ..............................................     75,300       71,000
                                                                           ----------------------
Long-term debt, excluding current portion ..............................    184,300      195,800
Deferred income taxes ..................................................     46,800       51,000
Other long-term liabilities ............................................     28,100       25,500
Minority interests .....................................................         --        1,000
Shareholders' equity:
 Preferred stock, shares authorized: 3,000;
  shares issued and outstanding: 2001--0; 2000--0
 Common stock, par value $.25 per share; shares authorized: 50,000;
  shares issued: 2001--17,165; 2000--17,165;
  shares outstanding: 2001--14,344; 2000--14,310........................      4,300       4,300
 Capital in excess of par value ........................................     31,600      32,100
Retained earnings ......................................................    254,000     269,800
 Accumulated other comprehensive (loss).................................    (27,400)    (14,500)
                                                                           ----------------------
                                                                            262,500     291,700
Less treasury stock (2001--2,821 shares; 2000--2,855 shares)............     85,700      86,900
                                                                           ----------------------
Total shareholders' equity .............................................    176,800     204,800
                                                                           ----------------------
                                                                          $ 511,300   $ 549,100
                                                                           ----------------------
The accompanying notes are an integral part of the financial statements.


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
WEST PHARMACEUTICAL SERVICES, INC. AND SUBSIDIARIES
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999.
(in thousands, except per share data)

                                                     Capital in                  Other
                                             Common   excess of    Retained   comprehensive   Treasury
                                              stock   par value    earnings   income (loss)    stock       Total
                                            ---------------------------------------------------------------------
Balance, January 1, 1999...................$ 4,300   $ 32,900     $249,300    $  7,200      $(63,600)   $230,100
                                            ----------------------------------------------------------------------
Net income ................................                          38,700                                38,700
Shares issued under stock plans ...........             (1,200)                                 4,100       2,900
Shares repurchased ........................                                                   (18,100)    (18,100)
Cash dividends declared ($.66 per share) ..                          (9,900)                               (9,900)
Changes-other comprehensive (loss).........                                     (12,500)                  (12,500)
                                            ----------------------------------------------------------------------
Balance, December 31, 1999 ................   4,300     31,700      278,100      (5,300)      (77,600)    231,200
                                            ----------------------------------------------------------------------
Net income ................................                           1,600                                 1,600
Shares issued under stock plans ...........                400                                  1,500       1,900
Shares repurchased.........................                                                   (10,800)    (10,800)
Cash dividends declared ($.70 per share) ..                          (9,900)                               (9,900)
Changes-other comprehensive (loss).........                                      (9,200)                   (9,200)
                                            ----------------------------------------------------------------------
Balance, December 31, 2000 ................   4,300     32,100      269,800     (14,500)      (86,900)    204,800
                                            ----------------------------------------------------------------------

Net (loss) ................................                          (5,200)                               (5,200)
Shares issued under stock plans ...........               (500)                                 1,300         800
Shares repurchased ........................                                                      (100)       (100)
Cash dividends declared ($.74 per share) ..                         (10,600)                              (10,600)
Changes-other comprehensive (loss).........                                     (12,900)                  (12,900)
                                            ----------------------------------------------------------------------
Balance, December 31, 2001 ................ $ 4,300   $ 31,600     $254,000    $(27,400)     $(85,700)   $176,800
                                            ----------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
WEST PHARMACEUTICAL SERVICES, INC. AND SUBSIDIARIES
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999.
(in thousands)

                                                            2001         2000         1999
                                                           -------------------------------
Cash flows from operating activities:
 Income from continuing operations..................    $ 19,600    $  12,700     $ 35,900
 Adjustments to reconcile income from continuing
  operations to net cash from operating activities:
   Depreciation and amortization ...................      32,000       30,900       30,800
   Restructuring charge, net........................       2,900       15,000          700
   Loss on sales of equipment and other assets......         600        1,000          600
   Deferred income taxes ...........................       1,400          900        8,200
   Pension and other retirement plans ..............     (10,000)     (15,800)      (9,200)
   Equity in undistributed earnings of affiliated
    companies, net .................................        (300)      (1,000)        (500)
   (Increase) decrease in accounts receivable ......      (9,400)       3,300       (9,600)
   (Increase) decrease in inventories ..............        (900)        (800)      (4,000)
   (Increase) decrease in other current assets .....      (3,600)        (600)      (1,800)
   (Decrease) increase in other current liabilities       (2,300)         800        4,200
   Other operating items ...........................       1,100         (600)         500
                                                          --------------------------------
Net cash provided by operating activities ..........      31,100       45,800       55,800
                                                          --------------------------------
Cash flows from investing activities:
 Property, plant and equipment acquired ............     (44,100)     (47,700)     (39,300)
 Proceeds from sales of assets .....................      31,300          300          100
 Payments for acquisitions..........................      (1,100)      (3,400)     (17,200)
 Customer advances, net of repayments ..............      (1,500)        (100)       1,600
                                                          --------------------------------
Net cash used in investing activities ..............     (15,400)     (50,900)     (54,800)
                                                          --------------------------------

                                                            2001         2000         1999
                                                           -------------------------------

Cash flows from financing activities:
 Borrowings (repayments) under
  revolving credit agreements, net .................       (2,400)      70,000      (46,000)
 Proceeds from senior notes ........................           --          --      100,000
 Repayment of other long-term debt .................       (5,200)    (16,200)      (3,000)
 Other notes payable, net ..........................        1,700     (23,500)     (16,800)
 Issuance of common stock, net .....................          700       1,500        2,800
 Dividend payments .................................      (10,500)     (9,800)     (10,300)
 Purchase of treasury stock ........................         (100)    (10,800)     (18,100)
                                                          --------------------------------
Net cash (used in) provided by  financing activities       (15,800)     11,200        8,600
                                                          --------------------------------
Net cash provided by (used in) discontinued operations      1,600      (6,800)       6,700
Effect of exchange rates on cash ...................       (2,100)     (1,900)      (2,300)
                                                          --------------------------------
Net (decrease) increase in cash and cash equivalents         (600)     (2,600)      14,000
Cash and cash equivalents at beginning of year .....       42,700      45,300       31,300
                                                          --------------------------------
Cash and cash equivalents at end of year ...........   $   42,100   $  42,700    $  45,300
                                                          --------------------------------
Supplemental cash flow information:
 Interest paid, net of amounts capitalized .........   $   13,500   $  12,900    $   9,000
 Income taxes paid .................................   $    5,700   $   2,100    $  15,100
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

Inventories: Inventories are valued at the lower of cost or market. The cost of inventories located in the United States is determined on the last-in, first-out
(LIFO) method. The cost of inventories located outside the United States is determined principally on the average cost method.

Foreign Currency Translation: Foreign currency transaction gains and losses and translation gains and losses of subsidiaries operating in high-inflation economies are recognized in the determination of net income. Foreign currency translation adjustments of other subsidiaries and affiliates operating outside the United States are accumulated in other comprehensive income, a separate component of shareholders' equity. Foreign currency translation adjustments of $24,000 and $14,300, respectively, were included as a reduction of accumulated other comprehensive income at December 31, 2001 and 2000, respectively.

Financial Instruments: The Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Financial Instruments and Hedging Activities," as amended, on January 1, 2001. SFAS 133 requires the Company to recognize all derivatives as either assets or liabilities and measure those instruments at fair value as of the balance sheet date. The change in fair value of a derivative designated and qualified as part of a hedging transaction is recorded each period in earnings or other comprehensive income depending on the type of hedging instrument. The change in fair value of a derivative instrument with no hedging designation or purpose is recognized immediately into earnings.

The Company uses interest rate swaps and forward exchange contracts to minimize the economic exposure related to fluctuating interest and foreign exchange rates. Interest rate swaps are designated as cash flow hedges; therefore, unrealized gains and losses are recorded in other comprehensive income. As the underlying transaction occurs, any unrealized gains or losses on the related hedge are reclassified from other comprehensive income to the statement of income (interest expense), offsetting the income effects of the transaction to which they relate. Gains and losses on forward exchange contracts designated as fair value hedges, primarily related to raw material purchase commitments, are deferred and recognized as part of the underlying transaction.

Marketable Securities: Investments in debt and marketable securities are classified under one of three categories: held-to-maturity, available-for-sale and trading, based on management's intentions. Investments in marketable securities are stated at fair market value. Unrealized gains and losses on trading securities are included in income. Unrealized gains and losses on securities available-for-sale are accumulated in other comprehensive income, a separate component of shareholders' equity. The cost of marketable securities is determined on the moving average method.

Revenue Recognition: Sales of manufactured components are recorded at the time title passes, which generally occurs when the goods are shipped. Some customers receive pricing rebates upon attaining established sales volumes. Management records rebate costs based on its assessment of the likelihood that these volumes will be attained. The Company also establishes product return liabilities for customer quality claims when such amounts are deemed probable and can be reasonably estimated. In 2000, the Company adopted Emerging Issues Task Force Issue 00-10, "Accounting for Shipping and Handling Revenues and Costs." Accordingly, as of January 1, 2000, freight charge reimbursements are reported as net sales and freight expenses are reported as cost of goods and services sold. Full-year freight expense for 2000 was $3,600. Freight revenues and expenses were reported on a net basis in prior years.

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

Property, Plant and Equipment: Property, plant and equipment assets are carried at cost. Maintenance and minor repairs and renewals are charged to expense as incurred. Costs incurred for computer software developed or obtained for internal use are capitalized for application development activities and immediately expensed for preliminary project activities or post-implementation activities. Upon sale or retirement of depreciable assets, costs and related depreciation are eliminated, and gains or losses are recognized in the determination of net income.

Depreciation and Amortization: For financial reporting purposes, depreciation is computed principally on the straight-line method over the estimated useful lives of the assets, or the remaining term of the lease, if shorter. For income tax purposes, depreciation is computed using accelerated methods. Goodwill is being amortized on the straight-line method over periods ranging from 18 to 40 years. Effective January 1, 2002, the Company will adopt SFAS No. 142, "Goodwill and Other Intangible Assets" and will, therefore, no longer amortize goodwill or intangibles with indefinite lives.

Goodwill and Other Intangibles: In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. In addition, SFAS 141 establishes specific criteria for identifying intangible assets that must be recognized separately from goodwill and establishes disclosure requirements for the primary reasons for a business combination and the allocation of the purchase price paid to the assets acquired and liabilities assumed. SFAS 142 eliminates the current requirement to amortize goodwill and indefinite-lived intangible assets. Instead, goodwill and intangible assets with indefinite lives will be tested for impairment on at least an annual basis. The SFAS 142 impairment test begins with an estimate of the fair value of the reporting unit or intangible asset. If the fair value is less than the carrying value, the goodwill or intangible asset is considered impaired. Once impairment is determined, an impairment loss is recognized for the amount that the carrying amount exceeds the fair value. The Company will adopt SFAS 142 on January 1, 2002. The Company has identified its reporting units and does not anticipate any impairment loss at application. Annual goodwill amortization in 2001 was approximately $1.4 million.

Impairment of Long-Lived Assets: Long- lived assets including property, plant and equipment, intangible assets and investments are reviewed for impairment whenever circumstances indicate that the carrying value of these assets may not be recoverable. In 2001, the Company adopted SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets." SFAS 144 states that an asset is considered impaired if the carrying value of the asset exceeds the sum of the future expected undiscounted cash flows to be derived from the asset. Once impairment is determined, an impairment loss is recorded for the difference between the assets carrying value and its fair value. This loss is included in income from continuing operations before taxes. For assets to be held and used in the business, management estimates fair value by estimating the future cash flows to be derived from the asset and discounts these flows to a net present value using an appropriate discount rate. For other assets held for sale or for investment purposes, management determines fair value by estimating the anticipated proceeds to be received upon sale of the asset.

SFAS 144 also broadens the provisions for the presentation of discontinued operations to include a component of an entity. The statement requires that a component of an entity that is sold or is considered held for sale must be presented as a discontinued operation. The Company applied the provisions of this statement to the 2001 sale of its contract manufacturing and packaging unit. The accompanying financial statements have been restated to conform to discontinued operations treatment for all historical periods presented.

Research and Development: Research, development and engineering expenditures are for the creation and application of new or improved products and processes, and drug delivery systems. Research and development costs of $17,800 in 2001, $17,100 in 2000 and $14,200 in 1999, are expensed as incurred.

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

Net (Loss) Income Per Share: Basic net (loss) income per share is computed by dividing net (loss) income by the weighted average number of shares of common stock outstanding during each period. Net (loss) income per share assuming dilution considers the potential issuance of common shares under the Company's stock option and award plans, based on the treasury stock method. The treasury stock method assumes use of exercise proceeds to repurchase common stock at the average fair market value in the period.

Discontinued  Operations
-------------------------
In November 2001, the Company sold its contract manufacturing and packaging business located in Lakewood, N.J. The sales price totaled $29.8 million, consisting of $28.0 million of cash and a $1.8 million note due in 2003. The selling price is subject to a final working capital adjustment. The Company was required to hold $4.3 million of the proceeds in a trust account at December 31, 2001, for the payment of certain debentures that became due upon the sale. These debentures will be repaid during the first quarter of 2002. The balance of the proceeds received were used to repay outstanding debt. As a result of the transaction, the Company recorded a $25.2 million loss, net of income tax benefits. The results of this business have been reflected as Discontinued Operations in the accompanying consolidated financial statements.

     Net sales and income from the discontinued operation were as follows:

                                  2001        2000        1999
                               ---------------------------------
Net sales                      $ 61,400    $ 51,500    $ 73,300
Pretax  income (loss)
 from discontinued operation        900     (15,800)      5,100
Pretax loss on disposal
 of business segment            (29,600)          -          -
Income tax benefit (expense)      3,900       4,700      (2,300)
Net (loss) income from
 discontinued operation        $(24,800)   $(11,100)   $  2,800

Assets and liabilities of the discontinued operation were as follows:

                                               2000
                                           ---------
Current assets                            $  14,300
Property, plant and equipment, net           34,200
Goodwill                                     17,500
Other long-term assets                          300
Current liabilities                          (8,300)
                                           ---------
Net assets of discontinued operation      $  58,000
                                           ---------

Acquisitions and Investments
-----------------------------
     In October 2001, the Company purchased the remaining 17.9% minority ownership of West Pharmaceutical Services Hispania, S.A. for approximately $1,500. The purchase price consisted of $1,100 of cash and $400 of notes payable. The notes are payable in $200 installments due in 2002 and 2003. The purchase price exceeded the net book value of the minority interest liability, resulting in goodwill of $500.

     During 2000, the Company invested $2,000 in a firm involved with genotyping technology. The Company's cumulative investment in this firm is $3,300 at December 31, 2001, representing an 18.53% ownership interest. The Company is not committed to make any further contributions to this investment.

     On April 20, 1999, the Company acquired the assets of the Clinical Services Division (CSD) of Collaborative Clinical Research, Inc. CSD provides clinical research services to the pharmaceutical and biotechnology industries. Its focus is on the identification, placement, monitoring and management of clinical trial programs. The CSD purchase price was comprised of a combination of $15,900 in cash, and the assumption of $2,300 of current liabilities. The acquisition was accounted for as a purchase and CSD was consolidated beginning May 1, 1999. The allocation of the purchase price follows:

        Current assets .....................   $ 2,900
        Equipment and leasehold improvements       800
        Goodwill ...........................    14,500

     The goodwill was assigned a 20-year useful life and amortized using the straight-line method. Pro forma results assuming the acquisition of CSD as of January 1, 1999, would not materially change reported sales or net income.

Restructuring Charges
---------------------
     In 2001, the Company recorded a net restructuring charge of $2,900. The charge consisted of a restructuring provision of $4,900 relating principally to the termination of approximately 25 mid- and senior level management positions, and a $2,000 adjustment related to the sale of a plastic device manufacturing facility held for sale from the 2000 restructuring program. At December 31, 2001, total severance and related benefits paid as part of the $4,900 charge totaled $3,800. Remaining payments will be largely completed within two years.

     In 2000, the Company recorded a restructuring charge of $15,000. This charge covered a $9,200 goodwill write-down to the site management organization of the clinical services business unit, a $2,700 reduction to estimated net realizable value of a Puerto Rico plastic device manufacturing plant, and $3,100 of accrued severance, benefit and asset disposal costs. Cash payments connected with the termination of 104 employees and costs incurred to exit the Puerto Rico plant totaled $2,400 as of December 31, 2001. The Company expects to finalize the payments connected with these charges in 2002.

     Also in 2000, the Company recorded $5,800 of restructuring charges in connection with its contract manufacturing and packaging operations. This charge consisted of a $5,000 reduction to estimated realizable value of assets to be sold and $800 of accrued severance, benefit and asset disposal costs. These costs are reported as part of discontinued operations.

     In 1999, the Company revised its business plan related to its plastics component manufacturing operations. The 1999 plan included investment in new capacity and capabilities at the Company's Puerto Rico facility, which resulted in a $3,500 adjustment of the restructuring charge reported in 1996. In addition, the Company wrote off the $4,200 carrying value of a proprietary plastic product line that had not gained market acceptance.

Other Income (Expense)
----------------------

                                    2001       2000       1999
                                  -----------------------------
Interest income ...............   $1,500      $2,100    $ 2,200
Foreign exchange gains (losses)      100      (1,100)      (900)
Loss on sales of equipment
 and other assets..............     (600)     (1,000)      (600)
Other .........................      500        (300)       200
                                  -----------------------------
                                  $1,500      $ (300)   $   900
                                  -----------------------------

Income Taxes
------------
     Income before income taxes and minority interests was derived as follows:

                               2001       2000      1999
                            ------------------------------
Domestic operations ....   $ 17,300    $ 21,200  $ 31,000
International operations     10,500      (3,300)   20,400
                            ------------------------------
                           $ 27,800    $ 17,900  $ 51,400
                            ------------------------------


     The related provision for income taxes consists of:

                                  2001      2000        1999
                               ------------------------------
Current provision:
 Federal .........            $  1,900   $ 1,900    $  1,600
 State ...........                 100       100         100
 International ...               5,200     3,300       6,200
                               ------------------------------
                                 7,200     5,300       7,900
                               ------------------------------
Deferred provision:
 Federal .........               3,300     2,200       6,900
 International ...              (1,900)   (1,300)      1,300
                               ------------------------------
                                 1,400       900       8,200
                               ------------------------------
Provision for income taxes    $  8,600   $ 6,200    $ 16,100
                               ------------------------------


     A reconciliation of the United States statutory corporate tax rate to the Company's effective consolidated tax rate on income before income taxes and minority interests follows:

                                                2001     2000     1999
                                              --------------------------
Statutory corporate tax rate .............      35.0%    35.0%    35.0%
Tax on international operations (less than)
  in excess of United States tax rate.....      (2.3)    (1.6)     3.2
Restructuring costs without tax benefits..      (0.2)    11.1       --
German tax reorganization.................        --     (8.5)    (3.4)
United States tax on repatriated
 international earnings ..................       0.8      2.2      0.6
State income taxes, net
 of federal tax benefit ..................       0.5      0.5      0.1
Settlement of tax audit ..................        --       --     (1.9)
Other ....................................      (3.1)    (4.1)    (2.3)
                                              --------------------------
Effective tax rate .......................      30.7%    34.6%    31.3%
                                              --------------------------

     Results for 2000 include a tax benefit realized upon the favorable resolution of tax issues connected to the 1997 reorganization of the Company's German subsidiaries.

     In the fourth quarter of 1999, the Company completed a reorganization of its European subsidiaries. The reorganization made possible payment of a dividend which triggered a refund of taxes previously paid.

     The net current and noncurrent components of deferred income taxes recognized in the balance sheet at December 31 are as follows:

                                   2001            2000
                               -------------------------
Net current assets ...........  $    800       $  5,800
Net noncurrent liabilities....   (25,400)       (33,000)
                               -------------------------
                                $(24,600)      $(27,200)

     The following is a summary of the significant components of the Company's deferred tax assets and liabilities as of December 31:

                                                 2001       2000
                                             --------------------
Deferred tax assets:
 Loss on asset dispositions
  and plant closings......................   $    100    $  1,800
 Severance and deferred
  compensation ...........................      6,700       8,600
 German tax reorganization ...............      3,300       3,800
 Net operating loss carryovers ...........      9,700       8,000
 Foreign tax credit carryovers ...........      1,500       1,400
 Restructuring charge ....................      2,100       4,100
 Other ...................................      5,800       3,000
 Valuation allowance .....................     (8,500)     (6,800)
                                              -------------------
    Total ................................   $ 20,700    $ 23,900
                                              -------------------

Deferred tax liabilities:
 Accelerated depreciation ................   $ 25,900    $ 28,200
 Severance and deferred compensation......     18,200      15,900
 Other ...................................      1,200       7,000
                                              -------------------
     Total ...............................   $ 45,300    $ 51,100
                                              -------------------

     At December 31, 2001, subsidiaries had state and foreign operating tax loss carryovers of $43,000 and $32,500, respectively. These loss carryovers are available to apply against the future taxable income of the subsidiaries. The carryover periods expire beginning with $8,400 in 2002 and continue through 2008.

     At December 31, 2001, undistributed earnings of international subsidiaries, on which deferred income taxes have not been provided, amounted to $152,500. It is the Company's intention to reinvest these undistributed earnings of foreign subsidiaries, and it is not practicable to determine the amount of income or withholding tax that would be payable upon the remittance of those earnings. Such earnings would become taxable upon the sale or liquidation of foreign subsidiaries or upon the remittance of dividends. Tax credits that would become available upon distribution of such earnings could reduce income taxes then payable at the United States statutory rate. As of December 31, 2001, the Company had available foreign tax credit carryovers of approximately $1,500 expiring in 2002 through 2006.

Net (Loss) Income Per Share
---------------------------
     The following table reconciles shares used in basic net (loss) income per share to the shares used in net (loss) income per share assuming dilution. There is no adjustment to the net (loss) income of the Company in the calculation of net (loss) income per share assuming dilution.

                                  2001      2000      1999
                               ---------------------------
Income from continuing
 operations.................   $19,600   $12,700   $35,900
Discontinued operations,
 net of tax.................   (24,800)  (11,100)    2,800
                               ---------------------------
Net (loss) income ..........    (5,200)    1,600    38,700
                               ---------------------------
Average common
 shares outstanding ........    14,336    14,407    14,914
Assumed stock options
 exercised and awards vested        12         2       134
                               ---------------------------
Average shares
 assuming dilution .........    14,348    14,409    15,048
                               ---------------------------

Comprehensive (Loss) Income
---------------------------
     Comprehensive (loss) income consists of reported net (loss) income and other comprehensive (loss) income, which reflects revenue, expenses and gains and losses which generally accepted accounting principles exclude from net
(loss) income. For the Company, the items excluded from current net (loss) income are cumulative foreign currency translation adjustments, unrealized gains or losses on available-for-sale securities, fair value adjustments on derivative financial instruments and additional minimum pension liability adjustments.

Segment Information
--------------------
     West Pharmaceutical Services (the Company) supports global pharmaceutical and healthcare markets with products and technologies that enhance the safety and effectiveness of drug delivery and product dispensing. During 2001, the Company consolidated its operations into two segments: Pharmaceutical Systems and Drug Delivery Systems. The Pharmaceutical Systems segment focuses on the design, manufacture and distribution of stoppers, closures, medical device components and assemblies made from elastomers, metals and plastics, and laboratory services. This segment consists of four regional business units that manufacture and sell these products to customers mainly in their respective geographic markets. The Drug Delivery Systems segment consists of two business units. The drug delivery unit concentrates on the research, development and commercialization of the Company's patented drug delivery technologies. The clinical services unit conducts Phase I and II clinical trials and provides consumer healthcare research services supporting client applications for marketing over-the-counter versions of prescription drugs.

     The Company's executive management evaluates the performance of these segments based on operating profit and cash flow generation, and allocates resources to them based on an assessment of market growth and profitability potential. Operating profit is income before interest expense, income taxes, minority interests and equity in affiliates. Corporate expenses, including global functional management costs and unusual items such as restructuring charges, are not allocated to segments. Corporate segment assets include assets held for sale and net assets of discontinued operations. The accounting policies of the segments are the same as those reported in the Summary of Significant Accounting Policies on page 18. Total net sales generated from the Pharmaceutical Systems segment include sales to one customer of approximately $50,600, $55,200, and $54,600 in 2001, 2000, and 1999, respectively.

     Summarized financial information concerning the Company's segments is shown in the following table. The consolidated total of operating profit corresponds to operating profit in the accompanying Consolidated Statements of Income.



                             Pharmaceutical    Drug Delivery
                                    Systems          Systems    Corporate   Consolidated
                          ---------------------------------------------------------------
2001
----
Net sales.................        $376,400         $ 20,500      $     --       $396,900
Interest income...........           1,400               --           100          1,500
Operating profit (loss)...          69,200           (4,000)      (23,900)        41,300
Segment assets............         374,900           21,200       115,200        511,300
Capital expenditures......          38,300            1,200         4,600         44,100
Depreciation and
 amortization expense.....          28,300              900         2,800         32,000

2000
----
Net sales.................        $362,900         $ 15,700      $     --       $378,600
Interest income...........           1,800               --           300          2,100
Operating profit (loss)...          69,500          (10,600)      (27,900)        31,000
Segment assets............         360,800           22,000       166,300        549,100
Capital expenditures......          44,800              900         2,000         47,700
Depreciation and
 amortization expense.....          25,500            2,500         2,900         30,900

1999
-----
Net sales ................        $384,500         $ 11,300      $     --       $395,800
Interest income ..........           1,200               --         1,000          2,200
Operating profit(loss)....          87,100           (7,900)      (17,400)        61,800
Segment assets ...........         357,000           28,800       157,100        542,900
Capital expenditures......          34,200            1,000         4,100         39,300
Depreciation and
 amortization expense.....          26,500            2,100         2,200         30,800


The following table presents sales by country in which the legal subsidiary is domiciled and assets are located.

                                        Sales                    Long-lived assets
                           ---------------------------------------------------------------
                               2001       2000       1999       2001       2000       1999
                           --------   --------   --------   --------   --------   --------
United States ..........   $222,900   $215,400   $222,800   $118,900   $115,700   $108,400
Germany ................     36,600     37,200     52,100     29,500     26,900     25,400
Other European countries    103,400     92,300     89,900     52,500     50,200     50,500
Other ..................     34,000     33,700     31,000     17,300     17,600     16,800
                           --------   --------   --------   --------   --------   --------
                           $396,900   $378,600   $395,800   $218,200   $210,400   $201,100
                           --------   --------   --------   --------   --------   --------

Inventories
-----------

                          2001           2000
                     ------------------------
Finished goods         $15,700        $17,300
Work in process          6,300          5,500
Raw materials           12,300         12,000
                     ------------------------
                       $34,300        $34,800
                     ------------------------

     Included above are inventories located in the United States that are valued on the LIFO basis, amounting to $12,300 and $11,900 at December 31, 2001 and 2000, respectively, which are approximately $6,900 and $6,700, respectively, lower than replacement value.

Property, Plant and Equipment
------------------------------
     A summary of property, plant and equipment at December 31 is presented in the following table:

                             Years of
                             expected
                          useful life       2001       2000
                         ----------------------------------
Land .....................              $  2,700   $  3,200
Buildings and improvements       5-50    105,900    102,900
Machinery and equipment ..       2-15    273,400    269,600
Molds and dies ...........        2-7     54,600     54,300
Construction in progress..                22,900     21,000
                         ----------------------------------
                                        $459,500   $451,000
                         ----------------------------------

Affiliated Companies
--------------------
     At December 31, 2001, the following affiliated companies were accounted for under the equity method:

                                            Fiscal    Ownership
                              Locations   year end     interest
                              ---------------------------------
West Pharmaceutical
 Services Mexico, S.A. de C.V.  Mexico     Dec. 31          49%
Aluplast S.A. de C.V. .......   Mexico     Dec. 31          49%
Pharma-Tap S.A. de C.V. .....   Mexico     Dec. 31          49%
Daikyo Seiko, Ltd. ..........   Japan      Oct. 31          25%
                              ---------------------------------

     A summary of the financial information for these companies is presented below:

                                                      2001        2000
                                                ----------------------
Balance Sheets:
Current assets ................................   $ 86,200   $106,100
Noncurrent assets .............................    136,900    127,600
                                                ----------------------
  Total assets ................................   $223,100   $233,700
                                                ----------------------
Current liabilities ...........................   $  64,900  $ 59,100
Noncurrent liabilities ........................      93,400   105,400
Owners' equity ................................      64,800    69,200
                                                ----------------------
  Total liabilities and owners' equity            $ 223,100  $233,700
                                                ----------------------


                                              2001     2000      1999
                                           ---------------------------
Income Statements:
Net sales ............................... $ 81,500  $87,200   $78,200
Gross profit ............................   18,500   21,800    17,000
Net income ..............................    2,500    4,800     3,400
                                           ---------------------------

     Unremitted income of affiliated companies included in consolidated retained earnings amounted to $12,900, $12,600 and $11,600 at December 31, 2001, 2000 and 1999, respectively. Dividends received from affiliated companies were $200 in 2001, $200 in 2000 and $300 in 1999.

     The Company's equity in unrealized gains and losses of Daikyo Seiko, Ltd.'s investment in securities available for sale included in accumulated other comprehensive income, a separate component of shareholders' equity, was $0, $100 and $800 at December 31, 2001, 2000 and 1999, respectively. The unrealized losses in 2001 and 2000 are net of income tax benefits of $100 and $500, respectively. The unrealized gain in 1999 is net of an income tax provision of $1,000.

     Company purchases from affiliates totaled approximately $12,600 in 2001, the majority of which is connected to a technology transfer and cross-marketing agreement in effect with Daikyo. Sales to affiliates in 2001 were $500. As of December 31, 2001, $400 is due and payable to affiliates.

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

     The expense (income) components of net pension income are as follows:

                               Pension benefits               Other retirement benefits
                       -------------------------------------------------------------------
                          2001        2000       1999        2001        2000        1999
                       -------------------------------------------------------------------
Service cost ......    $ 3,500   $  3,400    $  4,400     $   300    $    300    $    400
Interest cost .....      9,600      9,200       8,900         600         500         400
Expected return
  on assets .......    (19,100)   (21,300)    (17,600)         --          --          --
Amortization of
  unrecognized
  transition asset        (700)      (700)       (700)         --          --          --
Amortization of
 prior service cost        500        500         400      (1,400)     (1,500)     (1,500)
Recognized
  actuarial gains .     (1,900)    (5,100)     (2,000)       (100)       (100)         --
Curtailment gain ..         --         --        (200)         --          --          --
                       -------------------------------------------------------------------
Pension (income) ..    $(8,100)  $ (14,000)   $ (6,800)   $  (600)   $   (800)   $   (700)
                       -------------------------------------------------------------------

     The following tables provide a reconciliation of the benefit obligation, plan assets and funded status of the plans:

                                                                  Other
                                    Pension benefits        retirement benefits
                                ------------------------------------------------
                                     2001         2000          2001       2000
                                ------------------------------------------------
Change in benefit obligation:
Benefit obligation,
 January 1 ..................   $ (132,000)  $ (122,300)   $  (7,200) $  (5,800)
Service cost ................       (3,500)      (3,400)        (300)      (300)
Interest cost ...............       (9,600)      (9,200)        (600)      (500)
Participants' contributions..         (300)        (300)        (200)      (100)
Actuarial gain (loss) .......       (5,200)      (3,500)        (400)      (100)
Amendments/transfers in .....         (400)      (1,000)          --       (600)
Benefits/expenses paid ......       10,000        6,800          600        200
Curtailment loss ............       (1,300)          --           --         --
Foreign exchange impact .....          400          900           --         --
                                 -----------------------------------------------
Benefit obligation,
 December 31 ................   $ (141,900)  $ (132,000)   $  (8,100) $  (7,200)
                                 -----------------------------------------------

Change in plan assets:
Fair value of
 assets, January 1 ..........    $ 206,600   $  229,300    $      --  $      --
Actual return
 on assets ..................      (23,700)     (16,200)          --         --
Employer contribution .......          800          700          400        100
Participants' contributions..          300          300          200        100
Benefits/expenses paid ......      (10,000)      (6,800)        (600)      (200)
Foreign exchange impact .....         (300)        (700)          --         --
                                 -----------------------------------------------
Fair value of plan
 assets, December 31 ........    $ 173,700   $  206,600    $      --  $      --
                                 -----------------------------------------------
Funded status:
Assets in excess
 (less than) benefits........    $  31,800   $   74,600    $  (8,100) $  (7,200)
Unrecognized net
 actuarial loss (gain).......        6,200      (43,800)      (1,100)    (1,600)
Unrecognized
 transition asset ...........          400         (700)          --         --
Unrecognized
 prior service cost..........        3,300        3,500       (1,100)    (2,500)
                                 -----------------------------------------------
December 31:
Prepaid pension asset........    $  48,300   $   40,200    $      --  $      --
Other long-term liabilities..      (11,200)      (7,300)     (10,300)   (11,300)
Accumulated other
 comprehensive income........        4,400          500           --         --
Intangible asset.............          200          200           --         --
                                 -----------------------------------------------

     In 2001, the Company paid termination benefits and severance pay from the pension plan assets to employees terminated during the 2000 restructuring program. These charges, which were included in the restructuring charge recorded in 2000, increased the benefit obligation by $1.3 million.

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

     The aggregate projected benefit obligation and aggregate fair value of plan assets for pension plans with obligations in excess of plan assets were $19,600 and $8,100, respectively, as of December 31, 2001, and $17,200 and $8,700, respectively, as of December 31, 2000. Weighted average assumptions as of December 31 follow:

(CAPTION>
                                                   Other retirement
                            Pension benefits           benefits
                            -----------------------------------------
                             2001      2000        2001          2000
                            -----------------------------------------
Discount rate ..............  7.1%     7.6%         7.3%          7.8%
Rate of compensation
 increase ..................  5.0%     5.2%          --            --
Long-term rate of
 return on assets ..........  9.4%     9.1%          --            --
                             -----------------------------------------

     The assumed healthcare cost trend used is 7% for all participants in 2001, decreasing to 5.5% by 2006. Increasing or decreasing the assumed trend rate for healthcare costs by one percentage point would result in a $400 increase or decrease, respectively, in the accumulated benefit obligation. The related change in the aggregate service and interest cost components of the 2001 plan expense would be a $100 increase or decrease, respectively.

     The Company provides certain post-employment benefits for terminated and disabled employees, including severance pay, disability-related benefits and healthcare benefits. These costs are accrued over the employee's active service period or, under certain circumstances, at the date of the event triggering the benefit.

     The Company also sponsors a defined contribution savings plan for certain salaried and hourly United States employees. Company contributions are equal to 50% of each participant's contribution up to 6% of the participant's base compensation. Company contributions were $1,300 in 2001, 2000 and 1999.

Debt
----
     Short-Term: Notes payable in the amounts of $4,400 and $3,100 at December 31, 2001 and 2000, respectively, are payable within one year and bear interest at a weighted average interest rate of 4% and 8%, respectively.


    Long-Term:

At December 31,                                       2001       2000
                                                  ---------------------
Unsecured:
Senior notes, due 2009 (6.81%) ................   $100,000    $100,000
Revolving credit facility, due 2005 (4.20%) ...     67,600      70,000
Tax-exempt industrial revenue bonds,
 due 2005  (1.77%)(a) .........................      6,100      10,800
Subordinated debentures, due 2002 (6.50%)......      3,700       3,600
Other notes, due 2002 to 2003 (7.20% to 9.20%).     11,200      11,900
                                                  ---------------------
Total long-term debt ..........................    188,600     196,300
Less current portion ..........................      4,300         500
                                                  ---------------------
                                                  $184,300    $195,800
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

     In April 1999, the Company entered into an agreement with five insurance companies to borrow a total of $100,000 for ten years at a coupon rate of 6.81%; the effective interest rate is 6.91%. Interest is payable quarterly. The proceeds were used to repay debt under existing lines of credit, for the acquisition of the clinical services business and for general corporate purposes.

     In July 2000, the Company signed a $135,000 revolving credit agreement with a group of six banks. The credit agreement consisted of a $70,000, five-year revolving credit facility and a $65,000, 364-day line of credit. In July 2001, the 364-day line of credit was renewed at $44,500, making the total available line at December 31, 2001, $114,500. Interest on these facilities is charged at London Inter-Bank Offering Rates (LIBOR) plus a margin dependent on the
Company's debt to total capital ratio. Commitment fees on these credit agreements also fluctuate according to the Company's debt to total capital ratio with a maximum commitment fee of 20 basis points on the 364-day facility and 25 basis points on the five-year facility. As of December 31, 2001 and 2000, the Company had borrowed $44,500 and $49,100, respectively, directly under the five-year facility. These borrowings were recorded as long-term debt. Additional notes payable of $23,100 and $20,900 at December 31, 2001 and 2000, respectively, under uncommitted facilities were also classified as long-term debt, as the Company has the intent and ability to refinance these obligations on a long-term basis under the five-year facility.

     At December 31, 2001, $4,300 par value subordinated debentures were outstanding. The subordinated debentures are reflected in the balance sheet net of discount.

     The unamortized discount totaled $600 and $700 at December 31, 2001 and 2000, respectively. Interest is payable semi-annually. As a result of the sale of the contract manufacturing and packaging business, the debentures became due and payable at the date of the next scheduled interest payment, due in January 2002. The Company received $4,300 from the acquirer for the repayment of the debentures. This amount is being held in trust at December 31, 2001. Accordingly, an extraordinary loss of $600 will be recorded in 2002 as a result of the early extinguishment of the debt.

     Long-term debt maturing in the years following 2002 is: $10,600 in 2003, $0 in 2004, $73,700 in 2005, $0 in 2006 and $100,000 thereafter.

     Certain of the financing agreements, among other things, require the maintenance of working capital, interest coverage, debt-to-capitalization and tangible net worth ratios, and restrict the sale of assets.

     Interest costs incurred during 2001, 2000 and 1999 were $14,300, $13,900 and $10,800, respectively, of which $800, $800 and $400, respectively, were capitalized as part of the cost of acquiring certain assets.

     At December 31, 2001, the Company has one interest rate swap contract outstanding with a notional value of British Pounds Sterling 6,950 at a fixed interest rate of 7.23% through 2003. Three interest rate swaps with notional values of $3,000 each, to fix the interest rates at 6.54%, 6.775% and 6.51% matured in April, July and August 2001, respectively. Under the terms of the agreement, the Company makes periodic interest payments based on the fixed rate of interest on the notional principal amount to a counterparty that makes payments based on a market interest rate. The net interest expense recognized in connection with these agreements was less than $200 in 2001, 2000 and 1999.

Financial Instruments
---------------------
     The following disclosure reflects the estimated fair value of financial instruments of the Company as of December 31:

                                   Carrying value             Estimated fair value
                              ---------------------------------------------------
Asset (liability)                  2001        2000            2001          2000
-----------------             ---------------------------------------------------
Cash and cash equivalents ...  $ 42,100     $ 42,700       $ 42,100      $ 42,700
Short- and long-term debt ...  (193,000)    (199,400)      (187,500)     (197,900)
Interest rate swaps..........      (300)          --           (300)         (300)
Forward exchange contracts(a)        --           --             --            --
                              ----------------------------------------------------

(a) The estimated fair value of forward exchange contracts was less than $100 at December 31, 2001 and 2000.

     Methods used to estimate the fair market values of the above listed financial instruments are as follows: cash and cash equivalents due to their short maturity are estimated at carrying values that approximate market; debt is estimated based on current market quotes for instruments of similar maturity; interest rate swaps and forward exchange rate contracts are valued at published market prices, market prices of comparable instruments or quotes.

     On January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Financial Instruments and Hedging Activities," as amended. SFAS 133 requires the Company to recognize all derivatives as either assets or liabilities and measure those instruments at fair value as of the balance sheet date. The change in fair value is recorded each period in earnings or other comprehensive income depending on the type of hedging instrument. At adoption of the statement the Company recorded a charge to other comprehensive income of $200, net of tax, to recognize the fair value of its derivative instruments.

     The Company uses interest rate swaps and forward exchange contracts to minimize the economic exposure related to fluctuating interest and foreign exchange rates. Derivatives used by the Company are highly effective as all of the critical terms of the derivative instruments match the hedged item. Effectiveness is measured on a quarterly basis. The Company did not record any amounts to the statement of income as a result of ineffectiveness for the year ended December 31, 2001.

     The Company has designated its interest rate swap, which matures in October 2003, as a cash flow hedge; therefore, unrealized gains and losses are recorded in other comprehensive income. As the underlying transaction occurs, any unrealized gains or losses on the related hedge are reclassified from other comprehensive income to the statement of income (interest expense), offsetting the income effects of the transaction to which they relate. Gains and losses on forward exchange contracts designated as fair value hedges, primarily related to raw material purchase commitments, are deferred and recognized in the statement of income as part of the underlying transaction.

     During the year ended December 31, 2001, unrealized losses of $200, net of tax, were recorded to other comprehensive income and $100, net of tax, was reclassified from other comprehensive income to the statement of income (interest expense). As of December 31, 2001, net losses on derivatives of $300 were included in accumulated other comprehensive income, $200 of which is expected to be reclassified to the statement of income within one year.

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

Capital Stock
-------------
     Purchases (sales) of common stock held in treasury during the three years ended December 31, 2001, are as follows:

                                 2001          2000          1999
                          ---------------------------------------
Shares held, January 1      2,854,800      2,501,400    2,139,500
Purchases ............          2,400        402,100      530,800
Stock option
 exercises ...........        (35,900)       (48,700)    (168,900)
                          ---------------------------------------
Shares held,
 December 31 .........      2,821,300      2,854,800    2,501,400
                          ---------------------------------------

     In April 2000, the Company formed a nonqualified deferred compensation plan for designated executive officers. Deferred amounts are invested in funds at the executives' election. The plan requires that a portion of the deferred amount be invested in the Company's stock. Purchases of the Company's stock by the plan were 2,400 shares annually in both 2001 and 2000. As of December 31, 2001, there were 4,800 shares of the Company's stock held by the plan.

     In March 1999, the Company's Board of Directors authorized the purchase of up to one million shares of the Company's common stock in open market or privately negotiated transactions. The Company acquired 399,700 shares in 2000 at an average price of $26.77 per share. In 1999, the Company acquired 530,800 shares at an average price of $34.10 per share. Cumulative purchases under the plan total 930,500 shares.

     In 1992, the Company made an offering under an employee stock purchase plan, which provides for the sale of the Company's common stock to substantially all employees at 85% of fair market value. The offer, which expired on December 31, 2001, will be renewed during 2002. An employee's purchases are limited annually to 10% of base compensation. Shares are purchased in the open market, or treasury shares are used.


Stock Option and Award Plans
----------------------------
     The Company has two long-term incentive plans for officers and key management employees of the Company and its subsidiaries. Options may no longer be granted under one of the plans. The plans provide for the grant of stock options, stock appreciation rights, restricted stock awards and performance awards. At December 31, 2001, there were 262,100 shares of common stock available for future grants. A committee of the Board of Directors determines the terms and conditions of grants, except that the exercise price of certain options cannot be less than 100% of the fair market value of the stock on the date of grant. All stock options and stock appreciation rights are exercisable at the date indicated in connection with their issuance, but not later than 10 years after the date of grant. Option activity is summarized in the following table:

                                  2001           2000             1999
                          ---------------------------------------------
Options outstanding,
 January 1 .........           1,667,000       1,059,600      1,220,600
Granted ............             360,000         820,000        151,500
Exercised ..........             (59,700)        (47,800)      (232,700)
Forfeited ..........            (102,100)       (164,800)       (79,800)
                          ---------------------------------------------
Options outstanding,
 December 31 .......           1,865,200       1,667,000      1,059,600
Options exercisable,
 December 31 .......           1,020,700         751,300        636,300
                          ---------------------------------------------
                          ---------------------------------------------

Weighted Average
 Exercise Price
                                  2001           2000             1999
                          ---------------------------------------------
Options outstanding,
 January 1 .........             $27.86        $29.15           $28.08
Granted ............              26.02         25.98            33.26
Exercised ..........              22.26         24.56            24.09
Forfeited ..........              28.50         28.32            28.90
                          ---------------------------------------------
Options outstanding,
 December 31 .......             $27.65        $27.86           $29.15
Options exercisable,
 December 31 .......             $28.77        $29.41           $28.09
                          ---------------------------------------------
The range of exercise prices at December 31, 2001, is $23.66 to $32.84 per share.

     Under the Company's management incentive plan, participants are paid cash bonuses on the attainment of certain financial goals. Bonus participants are required to use 25% of their cash bonus, after certain adjustments for taxes payable, to purchase common stock of the Company at current fair market value. Bonus participants are given a restricted stock award equal to one share for each four shares of common stock purchased with bonus awards. These stock awards vest at the end of four years provided that the participant has not made a disqualifying disposition of the stock purchased. Restricted stock award grants were 4,500 shares in 2000 and 3,600 shares in 1999. Restricted stock forfeitures of 1,300 shares, 1,500 shares and 3,900 shares occurred in 2001, 2000 and 1999, respectively. Compensation expense is recognized over the vesting period based on the fair market value of common stock on the award date: $26.06 per share in 2000 and $32.81 per share in 1999. There were no restricted stock awards granted in 2001.

     In 1999, the Company replaced its previously existing non-qualified stock option plan for non-employee directors. The new plan established 125,000 shares available for future grants to plan participants. Options granted under the new plan vest over a three-year period; 45,000 options were granted under the new plan in 1999. At December 31, 2001, 84,500 options remain available for future grants. The Company's former plan was terminated in 1999 and no future grants will be made under that plan; 25,500 options granted under the former plan remain outstanding at December 31, 2001. The exercise price on all options is established at the market value of the Company's common stock on the date of grant. Option activity under the non-employee directors' plan(s) is summarized below:

                             2001          2000          1999
                           ------------------------------------
Options outstanding,
 January 1 .........       79,500         96,000        66,500
Granted ............           --             --        45,000
Exercised...........       (6,000)        (3,000)      (15,500)
Forfeited...........       (7,500)       (13,500)           --
                           ------------------------------------
Options outstanding,
 December 31 .......       66,000         79,500        96,000
Options exercisable,
 December 31 .......       52,500         49,500        51,000
                           ------------------------------------
                           ------------------------------------

Weighted Average
 Exercise Price
                             2001          2000          1999
                           ------------------------------------
Options outstanding,
 January 1 .........       $30.62        $30.04        $26.97
Granted ............           --            --         32.84
Exercised ..........        22.69         22.69         25.25
Forfeited...........        28.78         28.25            --
                           ------------------------------------
Options outstanding,
 December 31 .......       $31.55        $30.62        $30.04
Options exercisable,
 December 31 .......       $31.22        $29.27        $27.57
                           -----------------------------------
The range of  exercise  prices at  December  31,  2001,  is $22.13 to $32.84 per share.

     Stock options outstanding under all plans totaled 1,931,200 at December 31, 2001. The weighted average remaining contractual life at December 31, 2001, for all plans is 5.2 years. In 2001, 862,700 stock options were excluded from the computation of diluted earnings per share due to their antidilutive effect.

     The Company has elected to measure compensation cost using the intrinsic value method of accounting. Accordingly, no compensation cost has been recognized related to stock option and stock purchase plans because grants are at 100% of fair market value on the grant date. If the fair value based method of accounting had been applied to stock option grants in the most recent three years, the Company's net income and basic net income per share would have been reduced as summarized below:

                                             2001        2000         1999
                                          ---------------------------------
         Net (loss) income:
          As reported ................    $(5,200)     $1,600     $ 38,700
          Pro forma ..................    $(6,100)     $  500     $ 37,800
         Net (loss) income per share:
          As reported ................    $ (0.36)     $  .11     $   2.59
          Pro forma ..................    $ (0.43)     $  .03     $   2.53

     The following assumptions were used to compute the fair value of the option grants in 2001, 2000 and 1999 using the Black-Scholes option-pricing model: a risk-free interest rate of 4.4%, 6.0% and 6.5%, respectively; stock volatility of 23.1%, 23.2% and 20.2%, respectively; and dividend yields of 3.0%, 2.8% and 2.2%, respectively. Expected lives averaged 5 years for options granted in 2001, 6 years for options granted in 2000 and 3 years for options granted in 1999 under the key management employee plan. Expected lives of 5 years were used for 1999 option grants under the directors' plans.

Commitments and Contingencies
------------------------------
     At December 31, 2001, the Company was obligated under various operating lease agreements with terms ranging from one month to 20 years. Rental expense in 2001, 2000 and 1999 was $6,400, $6,300 and $6,000, respectively. Minimum rentals for noncancelable operating leases with initial or remaining terms in excess of one year are: 2002-$6,000; 2003-$5,700; 2004-$5,500; 2005-$5,300;
2006-$4,300 and thereafter $35,000. Minimum operating lease payments have been reduced by related minimum sublease income.

     At December 31, 2001, outstanding unconditional contractual commitments for the purchase of software, equipment and raw materials amounted to $8,900, all of which is due to be paid in 2002.

     The Company has accrued the estimated cost of environmental compliance expenses related to soil or groundwater contamination at current and former manufacturing facilities. The ultimate cost to be incurred by the Company and the timing of such payments cannot be fully determined. However, based on consultants' estimates of the costs of remediation in accordance with applicable regulatory requirements, the Company believes the accrued liability of $1,500 at December 31, 2001, is sufficient to cover the future costs of these remedial actions, which are expected to be carried out over an extended period. The Company has not anticipated any possible recovery from insurance or other sources.

Report of Management

     The Company's management is responsible for the integrity, reliability and objectivity of publicly reported financial information. Management believes that the financial statements as of and for the year ended December 31, 2001, have been prepared in conformity with accounting principles generally accepted in the United States and that information presented in this Annual Report is consistent with those statements. In preparing the financial statements, management makes informed judgements and estimates where necessary, with appropriate consideration given to materiality.

     In meeting its responsibility for preparing financial statements, management maintains a system of internal accounting controls to assure the safety of its assets against unauthorized acquisition, use or disposition. This system is designed to provide reasonable assurance that assets are safeguarded and transactions are recorded properly and executed in accordance with management's authorization, allowing for preparation of reliable financial statements. There are inherent limitations in the effectiveness of all internal control systems. The design of the Company's system recognizes that errors or irregularities may occur and that estimates and judgements are required to assess the relative cost and expected benefits of the controls. Management believes that the Company's accounting controls provide reasonable assurance that errors or irregularities that could be material to the financial statements are prevented or would be detected within a timely period.

     The independent accountants are appointed by the Board of Directors, with the approval of the shareholders. As part of their engagement, the independent accountants audit the Company's financial statements, express their opinion thereon, and review and evaluate selected systems, accounting procedures and internal controls to the extent they consider necessary to support their report.

 /s/ William G. Little
-------------------------------------
William G. Little
Chairman and Chief Executive Officer

/s/ Linda R. Altemus
-------------------------------------
Linda R. Altemus
Vice President and Chief Financial Officer

Report of Independent Accountants

To the Shareholders and the Board of Directors of West Pharmaceutical Services, Inc.:

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of West Pharmaceutical Services, Inc. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     As discussed in the Notes to the  Consolidated  Financial  Statements,  the
Company adopted Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, and Financial Accounting Standard No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets", in 2001.

/s/ PricewaterhouseCoopers LLP
--------------------------------
PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
February 28, 2002

Five-Year Summary
West Pharmaceutical Services, Inc. and Subsidiaries
(in thousands of dollars, except per share data)

                                                                  2001         2000          1999
                                                              -----------------------------------------
SUMMARY OF OPERATIONS
Net sales .................................................  $ 396,900       378,600       395,800
Operating profit ..........................................  $  41,300        31,000        61,800
Income from continuing operations .........................  $  19,600        12,700        35,900
(Loss) income from discontinued operations.................  $ (24,800)      (11,100)        2,800
                                                              -----------------------------------------
Net (loss) income........................................... $  (5,200)        1,600        38,700
                                                              -----------------------------------------
Income per share from continuing operations:
 Basic (a) ................................................  $    1.37           .88          2.41
 Assuming dilution (b) ....................................  $    1.37           .88          2.39
(Loss) income per share from discontinued operations:
 Basic (a) ................................................  $   (1.73)        (0.77)         0.18
 Assuming dilution (b) ....................................  $   (1.73)        (0.77)         0.18
Average common shares outstanding .........................     14,336        14,407        14,914
Average shares assuming dilution ..........................     14,348        14,409        15,048
Dividends paid per common share ...........................  $     .73           .69           .65
                                                              -----------------------------------------
Research, development and engineering expenses ............  $  17,800        17,100        14,200
Capital expenditures ......................................  $  44,100        47,700        39,300
                                                              -----------------------------------------
YEAR-END FINANCIAL POSITION
Working capital ...........................................  $  83,200        87,800        68,100
Total assets ..............................................  $ 511,300       549,100       542,900
Total invested capital:
 Total debt ...............................................  $ 193,000       199,400       171,100
 Minority interests .......................................  $      --         1,000           800
 Shareholders' equity .....................................  $ 176,800       204,800       231,200
                                                              -----------------------------------------
Total invested capital.....................................  $ 369,800       405,200       403,100
                                                              -----------------------------------------
PERFORMANCE MEASUREMENTS
Gross margin (c) ..........................................  %    29.3          28.8          34.0
Operating profitability (d) ...............................  %    10.4           8.2          15.6
Tax rate ..................................................  %    30.7          34.6          31.3
Asset turnover ratio (e) ..................................        .75           .69           .76
Return on average shareholders' equity ....................  %    (2.7)           .7          16.8
Total debt as a percentage of total invested capital ......  %    52.2          49.2          42.5
                                                              -----------------------------------------
Shareholders' equity per share ............................  $   12.33         14.31         15.77
Stock price range ........................................   $28.35-22.75   31.88-19.63    40.44-30.88
                                                              -----------------------------------------

Performance measurements represent performance indicators commonly used in the financial community. They are not measures of financial performance under generally accepted accounting principles.
(a) Based on average common shares outstanding.
(b) Based on average shares, assuming dilution.
(c) Net sales minus cost of goods sold, including applicable depreciation and amortization, divided by net sales.
(d) Operating profit (loss) divided by net sales.
(e) Net sales divided by average total assets.

2001 includes a net restructuring charge that reduced operating results by $.09 per share.
2000 includes tax benefits totaling $.11 per share realized upon the favorable resolution of tax issues connected to the 1997 reorganization of the Company's German subsidiaries, and 2000 includes a net restructuring charge that reduced operating results by $.78 per share.
1999 includes net tax benefits totaling $.16 per share related to a favorable determination of a prior years' tax appeal and the refund of taxes paid previously as a result of a dividend, and 1999 includes for the first time results of the clinical service business acquired on April 20, 1999.
1998 includes a charge for acquired research and development and a restructuring charge that reduced operating results by $1.72 per share and $.15 per share, respectively, and 1998 includes for the first time the results of two companies acquired in 1998.
1997 includes the net tax benefit mainly from a German tax reorganization which increased net income per share by $.48.

Five-Year Summary
West Pharmaceutical Services, Inc. and Subsidiaries
(in thousands of dollars, except per share data)

                                                                 1998         1997
SUMMARY OF OPERATIONS                                       --------------------------
Net sales ................................................. $ 359,900      371,900
Operating profit .......................................... $  25,300       59,200
Income from continuing operations ......................... $   1,400       41,900
(Loss) income from discontinued operations................. $   5,300        2,500
                                                            --------------------------
Net (loss) income...........................................$   6,700       44,400
                                                            --------------------------
Income per share from continuing operations:
 Basic (a) ................................................ $     .09         2.54
 Assuming dilution (b) .................................... $     .08         2.53
(Loss) income per share from discontinued operations:
 Basic (a) ................................................ $     .32          .15
 Assuming dilution (b) .................................... $     .32          .15
Average common shares outstanding .........................    16,435       16,475
Average shares assuming dilution ..........................    16,504       16,572
Dividends paid per common share ........................... $     .61          .57
                                                              -------------------------
Research, development and engineering expenses ............ $  12,200       11,700
Capital expenditures ...................................... $  35,100       30,100
                                                              -------------------------
YEAR-END FINANCIAL POSITION
Working capital ........................................... $  37,000      105,500
Total assets .............................................. $ 500,000      467,600
Total invested capital:
 Total debt ............................................... $ 141,100       89,000
 Minority interests ....................................... $     600          400
 Shareholders' equity ..................................... $ 230,100      277,700
                                                              -------------------------
Total invested capital..................................... $ 371,800      367,100
                                                              -------------------------
PERFORMANCE MEASUREMENTS
Gross margin (c) .......................................... %    33.5         33.2
Operating profitability (d) ............................... %     7.0         15.9
Tax rate .................................................. %    93.0         22.3
Asset turnover ratio (e) ..................................       .74          .80
Return on average shareholders' equity .................... %     2.6         16.7
Total debt as a percentage of total invested capital ...... %    37.9         24.2
                                                              --------------------------
Shareholders' equity per share ............................ $   15.31        16.76
Stock price range ........................................  $ 35.69-25.75   35.06-27.00

Quarterly Operating and Per Share Data (Unaudited)
(in thousands of dollars, except per share data)

                                           First     Second      Third     Fourth       Full
2001                                     Quarter    Quarter    Quarter    Quarter       Year
----                                    ----------------------------------------------------
Net sales.............................. $ 99,300   $100,500   $ 96,500   $100,600   $396,900
Gross profit...........................   29,500     29,600     26,600     30,400    116,100
Income from continuing operations......    5,300      2,800      5,700      5,800     19,600
Discontinued operations, net...........      100        300        200    (25,400)   (24,800)
Net (loss)income.......................    5,400      3,100      5,900    (19,600)    (5,200)
                                         ---------------------------------------------------
Basic earnings per share...............
 Continuing operations.................     0.37       0.20       0.40       0.41       1.37
 Discontinued operations...............     0.01       0.02       0.01      (1.77)     (1.73)
                                         ---------------------------------------------------
                                            0.38       0.22       0.41      (1.36)     (0.36)
                                         ---------------------------------------------------
Diluted earnings per share.............
 Continuing operations.................     0.37       0.20       0.40       0.41       1.37
 Discontinued operations...............     0.01       0.02       0.01      (1.77)     (1.73)
                                         ---------------------------------------------------
                                            0.38       0.22       0.41      (1.36)     (0.36)
                                         ---------------------------------------------------
2000
----
Net sales.............................  $ 96,000   $ 99,400   $ 92,700   $ 90,500   $378,600
Gross profit..........................    29,800     30,300     26,300     22,800    109,200
Income from continuing operations.....     7,100      7,200      6,200     (7,800)    12,700
Discontinued operations, net..........    (2,000)    (2,200)    (1,600)    (5,300)   (11,100)
Net (loss)income......................     5,100      5,000      4,600    (13,100)     1,600
                                         ---------------------------------------------------
Basic earnings per share
 Continuing operations................      0.49       0.50       0.43      (0.54)      0.88
 Discontinued operations..............     (0.14)     (0.15)     (0.11)     (0.37)     (0.77)
                                         ---------------------------------------------------
                                            0.35       0.35       0.32      (0.91)      0.11
                                         ---------------------------------------------------
Diluted earnings per share
 Continuing operations................      0.49       0.50       0.43      (0.54)      0.88
 Discontinued operations..............     (0.14)     (0.15)     (0.11)     (0.37)     (0.77)
                                         ---------------------------------------------------
                                            0.35       0.35       0.32      (0.91)      0.11
                                         ---------------------------------------------------

Per common share amounts for the quarters and full years have each been calculated separately. Accordingly, quarterly amounts may not add to the full year amounts because of differences in the average common shares outstanding during each period and, with regard to diluted per common share amounts only, because of the inclusion of the effect of potentially dilutive securities only in the periods in which such effect would have been dilutive.

Second  quarter  2001 results  include a charge  related to the  termination  of certain management positions. See Note "Restructuring Charges."
Third quarter 2001 results  include an adjustment on the sale of a manufacturing facility held for sale from restructuring. See Note "Restructuring Charges." Fourth quarter 2001 results include a tax adjustment on the third quarter sale. Third quarter 2000 results include a tax benefit realized upon the favorable resolution of tax issues connected to the 1997 reorganization of the Company's German subsidiaries.
Fourth quarter 2000 results include a charge related to initiatives taken to streamline operations. See Note "Restructuring Charges."