Form 10-K, Exhibit 13
period 2002-12-31
WEST PHARMACEUTICAL SERVICES INC
filed 2003-03-26
CIK 105770

FINANCIAL REVIEW

Company Overview
----------------
     West Pharmaceutical Services, Inc. (the Company) applies value-added technologies to the process of bringing pharmaceutical, healthcare and consumer products to global markets. The Company's operations are organized into two segments: Pharmaceutical Systems and Drug Delivery Systems.

     The Pharmaceutical Systems segment focuses on the design, manufacture and sale of stoppers, closures, medical device components and assemblies made from elastomers, metals and plastics. Several hundred proprietary rubber formulations are molded from natural rubber and synthetic elastomers into a variety of stopper sizes, shapes and colors. The stoppers are used in packaging serums, vaccines, antibiotics, anesthetics, intravenous solutions and other drugs and solutions to assure the integrity of these solutions during the product's approved shelf life. The Pharmaceutical Systems segment also offers a broad line of aluminum seals that help customers differentiate and distinguish drug solutions. Other products offered include plastic containers, bottles and closures for the pharmaceutical, consumer, medical device and diagnostic markets and plastic systems used for lyophilized drug reconstitution and delivery. The Pharmaceutical Systems segment is composed of two operating divisions (the Americas and Europe/Asia) consisting of four business units, which manufacture and sell similar products in their respective regions.

The Drug Delivery Systems segment consists of a research and development unit concentrating on the development and commercialization of the Company's patented technologies, and a clinical services organization that conducts Phase I through IV clinical trials. The Drug Delivery Systems segment allows clients to source their projects through a supply chain product development process, starting with initial feasibility studies and formulation optimization and moving through to clinical development. The Company's patented technologies include ChiSysTM, a transmucosal system for the delivery of small molecular weight drugs, proteins and peptides, and TargitTM, an oral system for the specific delivery of therapeutic agents to the colon.

Results of Operations
---------------------
     In December 2002, the Company sold its consumer healthcare research unit for $2 million. In November of 2001, the Company sold its contract manufacturing and packaging operations for a total sale price of $29.8 million. These transactions both involved the disposal of a component of the Company for which operations and cash flows were clearly distinguished from the rest of the Company, and accordingly, all periods have been restated to reflect the results of these businesses as discontinued operations. The Financial Review of the Company's operating results for the three years ended December 31, 2002, and its financial position as of December 31, 2002, should be read in conjunction with the accompanying consolidated financial statements appearing elsewhere in this report.

Net Sales
----------
The following table summarizes the Company's sales by product group:

($ in millions)                         2002          2001         2000
                                     ----------------------------------
Pharmaceutical packaging             $ 291.4       $ 262.2      $ 236.1
Medical devices                         85.9          83.9         91.1
Personal care/food packaging            30.3          26.9         27.4
Laboratory and other services            5.2           3.4          8.3
                                     ----------------------------------
   Net sales - Pharmaceutical Systems  412.8         376.4        362.9
Clinical services                        5.3           7.8          7.8
Development/licensing revenue            1.6           8.1          1.8
                                     ----------------------------------
   Net sales - Drug Delivery Systems     6.9          15.9          9.6
                                     ----------------------------------
Net sales - consolidated             $ 419.7       $ 392.3      $ 372.5
                                     ----------------------------------
                                     ----------------------------------

     Net sales were $419.7 million in 2002, 7% above the $392.3 million reported in 2001. Sales in the Pharmaceutical Systems segment increased by almost 10% in 2002 versus 2001 levels. International sales grew by 15%, while domestic sales grew by 5%. The Company's WestarR products are meeting an increasing demand for pre-cleaned rubber stoppers and syringe components for the pharmaceutical industry. Westar is a process for preparing rubber components for direct introduction into customers' steam sterilizers. The conversion of customers to higher-margin Westar products from standard products, as well as increased volumes made possible by plant expansions in Europe, contributed to the strong sales performance in 2002. Consistent sales increases were experienced in all pharmaceutical packaging and processing products, led by serum and lyophilized stoppers, and prefillable syringe components. Sales of medical device components also increased, led by a 12% increase in sales of disposable syringe components. Overall price increases accounted for 1.5% of the sales increase over 2001. Foreign exchange rates did not impact comparisons, as the dollar's decline against European currencies was largely offset by currency devaluation in South America.

     Revenues in the Drug Delivery Systems segment declined to $6.9 million in 2002, a $9 million decrease from 2001 results. Project delays and cancellations led to lower licensing-related revenues from ChiSys and other technologies. In addition, a decrease in the number of studies conducted in the pharmaceutical outsourcing market contributed to lower sales for the clinical services unit.

     Net sales of $392.3 million in 2001 compare with sales of $372.5 million in 2000. The strong U.S. dollar in 2001 reduced reported sales versus 2000 by approximately $8 million. At constant exchange rates, sales in 2001 were 7% higher than 2000 net sales. Pharmaceutical Systems segment sales increased by 6% (measured at constant exchange rates) in 2001 versus 2000, with sales growing at a 9% rate in international markets and at 4% domestically. Both sales volumes and product mix were favorable in the Pharmaceutical Systems segment sales comparison to the prior year. 2001 revenues in the Drug Delivery Systems segment increased by $6.3 million over 2000 results, reflecting increased licensing revenue from ChiSys technology-based development projects, including two Phase II trials: one utilizing the Company's nasal morphine system and a second for a nasal flu vaccine.

Operating Profit
----------------
     The following table summarizes the Company's operating profit by reportable segment, including corporate administration, U.S. pension plan income and other charges recorded in consolidated operating profit for the three years ended December 31, 2002:

($ in millions)                        2002          2001         2000
                                     ----------------------------------
Pharmaceutical Systems segment       $ 65.4        $ 55.2       $ 55.8
Drug Delivery Systems segment         (15.1)         (4.3)        (9.8)
Corporate costs                       (18.1)        (16.2)       (14.4)
Pension income                          2.7           8.1         14.1
Restructuring costs                    (9.9)         (2.9)        (5.5)
Foreign exchange gain                   1.7             -            -
                                     ----------------------------------
     Consolidated operating profit   $ 26.7        $ 39.9       $ 40.2
                                     ----------------------------------
                                     ----------------------------------

     Operating profit in the Pharmaceutical Systems segment increased by $10.2 million over 2001, reflecting the increased gross profit resulting from the sales volume increases addressed above. Gross margin was 28.5%, 28.4% and 28.9% in 2002, 2001 and 2000, respectively. Costs associated with bringing new production capacity on-line in Europe, production inefficiencies connected to plant transfers and start-up plastic device manufacturing at plants in the U.K., and higher insurance costs offset the volume-related margin improvements. The Company completed a plant expansion in France during 2002 and expects to complete a German plant expansion project during 2003. Both projects should result in improved gross margins in 2003. Selling, general and administrative costs in the Pharmaceutical Systems segment were approximately 13% of net sales in each period.

     2002  operating  losses in the Drug  Delivery  Systems  segment  were $10.8 million above those recorded in 2001, reflecting the $6.5 million decline in licensing revenues described earlier and a $3.6 million increase in research and development expense and business development costs in the drug delivery unit. The increased research and development costs were incurred in funding studies related to a near-term licensing opportunity for a generic version of a popular nasally delivered allergy product. Gross profit in the clinical services unit declined $1.5 million compared to 2001, reflecting the lower revenues in that unit. Reduced incentive compensation costs partially offset the lower profits generated by the Drug Delivery Systems segment. The Company anticipates that the development work in 2002, together with increased focus on its ChiSys technology, will lead to licensing opportunities in 2003.

     Corporate administrative and other expenses increased $1.9 million in 2002 over 2001 levels. Higher executive compensation costs, increased funding of the internal audit function and higher consulting charges for international tax planning contributed to the increases. Corporate costs in 2001 exceeded 2000 spending by $1.8 million, principally as a result of an information systems project. Certain costs previously reported as Corporate have been allocated to the respective segment that they support. These costs consist principally of rent, information services and human resource functions incurred at the North American headquarters facility. All prior periods have been restated to reflect these allocations.

     Pension income related to the Company's pension plans has dramatically decreased in each of the last two years. The decline in the performance of global equity markets has decreased the fair market value of plan assets over that period, resulting in lower pension plan income. The Company projects that pension plans will generate pension expense of approximately $6.5 million in 2003 as a result of the closing asset values at December 31, 2002, and higher post-retirement costs.

     The following table summarizes the restructuring provisions and payments for the three-year period ended December 31, 2002:

                                       Severance
($ in millions)                     and benefits         Other       Totals
                                  ------------------------------------------
Balance, December 31, 1999               $   .1        $    -       $   .1
                                  ------------------------------------------
2000 Restructuring expense                  2.8           2.7          5.5
Non-cash write-offs                           -          (2.7)        (2.7)
Cash payments                              (0.2)            -         (0.2)
                                  ------------------------------------------
Balance, December 31, 2000                  2.7             -          2.7
                                  ------------------------------------------
2001 Restructuring expense (credit)         4.9          (2.0)         2.9
Non-cash write-offs                          .2           2.0          2.2
Cash payments                              (5.7)            -         (5.7)
                                  ------------------------------------------
Balance, December 31, 2001                  2.1             -          2.1
                                  ------------------------------------------
2002 Restructuring expense                   .8           9.1          9.9
Non-cash write-offs                           -          (8.6)        (8.6)
Cash payments                              (2.1)            -         (2.1)
                                  ------------------------------------------
Balance, December 31, 2002               $   .8        $   .5       $  1.3
                                  ------------------------------------------
                                  ------------------------------------------

     Restructuring charges of $9.9 million were recorded in 2002 associated with the termination of an information systems implementation project ($6.9 million), a write-down of a technology company investment ($2.8 million), the closure of a sales office in Korea ($0.1 million) and employee terminations at the
Nottingham, U.K., drug delivery site ($0.1 million). In 2001, the Company recorded a net $2.9 million restructuring charge consisting of a $4.9 million provision for the termination of 35 mid- and senior-level management positions, offset by a $2.0 million adjustment related to the carrying value of an asset held for sale from the 2000 restructuring program. In 2000, the Company recorded a $5.5 million provision principally related to the decision to close a plastic device manufacturing facility in Puerto Rico.

     During the first quarter of 2002, the Company's subsidiary in Argentina recorded a foreign exchange gain of $1.7 million on assets denominated in non-peso currencies due to the devaluation of the Argentine peso. The Company maintains operations in Argentina, Brazil, Venezuela and Colombia, generating annual sales of approximately $14 million. The region is currently beset by political and social unrest, including the recent general strikes in Venezuela that could destabilize local currencies. Although the Company has successfully passed foreign currency costs on to customers through price increases, no assurance can be given on its ability to do so in the future.

Interest Expense (net)
---------------------
     The following table summarizes the Company's net interest expense for the three-year period ended December 31, 2002:

($ in millions)                         2002           2001         2000
                                      -----------------------------------
Interest expense                      $ 11.3         $ 14.3       $ 13.9
Capitalized interest                    (0.7)          (0.8)        (0.8)
Interest income                         (1.1)          (1.5)        (2.0)
                                      -----------------------------------
Interest expense (net)                $  9.5         $ 12.0       $ 11.1
                                      -----------------------------------
                                      -----------------------------------

     Net interest expense declined $2.5 million in 2002 versus 2001 levels due to lower average debt levels and interest rates. The lower debt levels in 2002 were generated by the $28 million fourth quarter 2001 proceeds received from the sale of the contract manufacturing and packaging operation (see "Discontinued Operations"). Debt levels also benefited from a tax refund received in 2002 associated with the divestiture of the contract manufacturing and packaging business and a production facility in Puerto Rico. The Company also increased its global utilization of cash in order to reduce outstanding debt, resulting in lower interest income and interest expense.

     Net  interest  expense  in  2001  increased  over  2000  results,   largely
reflecting the impact of fourth quarter 2000 sales results, which decreased 2001 operating cash flow and resulted in higher average debt levels during 2001.

Income Taxes
------------
     The effective tax rate on consolidated income from continuing operations was 24.0% in 2002, 30.7% in 2001 and 34.7% in 2000. The restructuring charges incurred in the last three years generate specific tax consequences, which affect the Company's effective tax rate. In addition, the 2002 foreign exchange gain resulting from the currency devaluation in Argentina, a $2.4 million tax benefit from a change in U.S. tax law in 2002 related to loss disallowance rules and a $1.5 million tax benefit in 2000 connected with the reorganization of operations in Germany also impacted the Company's effective tax rate.

     Management believes that a better indication of the Company's tax rate on continuing operations can be determined by excluding the effect of the specific tax consequences of the restructuring charges, tax refunds and foreign exchange gain discussed above. The following table reconciles the effective tax rate to the comparative tax rate excluding the items mentioned above:

                                        2002          2001         2000
                                       ---------------------------------
Effective tax rate (as reported)       24.0%         30.7%        34.7%
Impact of:
Restructuring charges                  (4.1%)         2.3%        (4.6%)
Foreign exchange gain                  (2.3%)           -            -
Tax refunds                            14.4%            -          5.2%
                                       ---------------------------------
Comparative tax rate                   32.0%         33.0%        35.3%
                                       ---------------------------------
                                       ---------------------------------

     Excluding the impact of restructuring and other items noted above, the comparative tax rates would have been 32.0% for 2002, 33.0% for 2001 and 35.3% for 2000. These tax rates reflect the changes in the geographic mix of earnings and changes in the statutory rate in several countries during the three-year period.

Equity in Affiliates
--------------------
     The contribution to earnings from a 25% ownership interest in Daikyo Seiko, Ltd. and a 49% ownership interest in three companies in Mexico was a $0.3 million loss in 2002, following income of $0.5 million and $1.2 million for 2001 and 2000, respectively. The loss in 2002 was mainly due to the restructuring of plant operations in Mexico. Equity in net income (loss) of affiliated companies includes $0.8 million related to this restructuring. Excluding the restructuring, affiliate income was equal to 2001 levels, with slightly improved Daikyo results offsetting losses in Mexico.

     Company purchases from all affiliates totaled approximately $11.5 million in 2002 and $12.6 million in 2001, the majority of which relates to a non-exclusive distributorship agreement allowing the Company to purchase and re-sell Daikyo products. Sales to affiliates were $1.0 million and $0.5 million in 2002 and 2001, respectively.

Income from Continuing Operations
---------------------------------
     The Company's 2002 net income from continuing operations was $12.8 million, or $0.89 per share. These results included restructuring charges of $9.9 million ($7.4 million, net of tax), or $0.51 per share, primarily related to the termination of an information systems project and a write-down of an investment in a genetic research technology company. Results also included $0.8 million, or $0.06 per share, of severance and plant shutdown costs from the Company's affiliates in Mexico, of which it owns 49%. Offsetting these costs were a $1.7 million ($0.8 million, net of tax), or $0.05 per share, foreign exchange gain associated with the devaluation of the Argentine peso and a $2.4 million, or $0.17 per share, tax benefit associated with the 2001 sale of a manufacturing facility in Puerto Rico.

     Net income from continuing operations in 2001 was $19.7 million, or $1.38 per share. Results in 2001 included a restructuring charge of $2.9 million ($1.3 million, net of tax), or $.08 per share. The charge consisted of a $4.9 million ($3.3 million, net of tax) employee severance provision, offset by a $2.0 million adjustment to the carrying value of a plastic device manufacturing facility held for sale from the 2000 restructuring program.

     Net income from continuing operations in 2000 was $20.0 million, or $1.39 per share. Results for 2000 included $5.5 million ($4.9 million, net of tax), or $0.34 per share of restructuring costs connected principally to the decision to close a plastic device manufacturing facility located in Puerto Rico. The Company also realized a $1.5 million, or $0.11 per share, tax benefit connected with the reorganization of operations in Germany.

Discontinued Operations
-----------------------
     On December 4, 2002, the Company sold its consumer healthcare research unit for $2 million to Concentrics Research, LLC, a company formed by the former employee management team, and Bindley Capital Partners, LLC. As a result of receiving an offer to purchase the business, the Company reduced the carrying value of the assets to fair market value in the third quarter of 2002, resulting in a pre-tax charge of $0.6 million.

     In connection with the sale of the contract manufacturing and packaging unit in 2001, the Company was required to hold $4.3 million of the proceeds in a trust account at December 31, 2001, for the payment of certain debentures in 2002. The payment of these debentures resulted in a $0.4 million, or $0.03 per share, loss recorded in discontinued operations in 2002.

     The Company also recorded a $5.9 million, or $0.40 per share, tax benefit in discontinued operations connected with the disposition of the contract manufacturing and packaging business. This tax benefit and related refund resulted from a change in U.S. tax law in 2002 related to loss disallowance rules.

     In 2001, the Company sold all the operating assets of its contract manufacturing and packaging business unit to DPT Lakewood, Inc. for a sale price of $29.8 million, consisting of cash of $28 million and a $1.8 million note due in 2003. The sale resulted in a net loss of $25.2 million, or $1.76 per share.

Liquidity and Capital Resources
-------------------------------
     The cash balance at December 31, 2002, was $33.2 million and working capital totaled $73.6 million, a ratio of current assets to current liabilities of 1.8 to 1. Consolidated debt totaled $175 million at December 31, 2002, compared with $193 million at year-end 2001. Debt to total invested capital (total debt and shareholders' equity) was 46.5% at December 31, 2002.

     Cash flows generated from operations totaled $45.7 million in 2002, as compared to $37.5 million in 2001. The increase in cash flow largely resulted from tax refunds and lower restructuring payments.

     Capital spending for 2002 totaled $37.7 million, with the majority of the spending on manufacturing equipment and plant expansion activity in France and Germany. The Company anticipates that 2003 capital spending will be approximately $45 million, with significant projects scheduled to increase Westar product capacity at its Jersey Shore, Pa., plant and the expansion of the Stolberg, Germany, metal and plastics facility.

     Cash provided by investing activities in 2002 includes the receipt of a $4.3 million deposit held in trust from the sale of the contract manufacturing and packaging business, proceeds of $2.0 million from the sale of the consumer healthcare research unit and $0.4 million of proceeds from surplus equipment sales. Cash used in investing activities in 2002 includes a $1 million advance to the Company's affiliate in Mexico to fund restructuring activities and $0.3 million of net advances to customers for development of molds and tools to be used in the production of customer products.

     Financing cash flows include proceeds from stock option exercises of $3.3 million and dividends paid to shareholders totaling $11.1 million ($0.77 per share). Discontinued operations provided cash flow of $8.2 million, principally from the receipt of a tax refund. The remaining cash flow was used to reduce the Company's outstanding debt.

     The following table summarizes the Company's contractual obligations at December 31, 2002, and the effect the obligations are expected to have on its liquidity and cash flow in future periods:

                                         Payments Due by Period
                                Less
                              than 1     1 to 3     4 to 5     After 5
($ in millions)                 year      years      years       years     Total
                              --------------------------------------------------
Unconditional purchase
   obligations                $  4.9     $    -     $     -    $     -   $   4.9
Notes payable                    4.1          -           -          -       4.1
Long-term debt                  11.7       59.2           -      100.0     170.9
Operating lease
   obligations                   6.4       11.6        10.3       30.1      58.4
                              --------------------------------------------------
Total contractual
   obligations                $ 27.1     $ 70.8     $  10.3    $ 130.1   $ 238.3
                              --------------------------------------------------
                              --------------------------------------------------

     The Company also has a $0.5 million letter of credit supporting the payment of insurance obligations assumed by the acquirer of the contract manufacturing and packaging business.

     The Company's principal source of short- and medium-term liquidity is a $114.5 million multi-currency revolving credit facility with a group of six banks. The credit agreement consists of a $44.5 million, 364-day line of credit renewable annually each July at the option of the banks and a $70.0 million committed revolving credit facility maturing in July 2005. Interest cost on these facilities is charged at the applicable London Inter-Bank Offering Rates (LIBOR) plus a margin dependent on the Company's debt to total capital ratio. Commitment fees on these agreements also fluctuate according to the Company's debt to total capital ratio with a maximum commitment fee of 20 basis points on the 364-day facility and 25 basis points on the five-year facility. The credit agreement contains several compliance covenants, the most restrictive of which is the requirement not to exceed a debt to total capital ratio of 55%. Failure to meet this or other debt covenants would cause all borrowings under the revolving credit facility to become immediately due and payable.

     The Company believes that its financial condition, capitalization structure and expected income from operations will be sufficient to meet the Company's future expected cash requirements, at least through July 2005, at which time the Company's revolving credit facility expires. The Company fully expects to obtain similar credit facilities at that time.

Critical Accounting Policies and Estimates
------------------------------------------
     The Financial Review discusses consolidated financial statements that are prepared in accordance with accounting principles generally accepted in the United States. The application of these principles requires management to make estimates and assumptions, some of which are subjective and complex, that affect the amounts reported in the consolidated financial statements. Management believes the following accounting policies and estimates are critical to understanding and evaluating the results of operations and financial position of the Company:

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

     Impairment of Assets: Effective January 1, 2002, the Company adopted Financial Accounting Standards Statement No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 142 eliminated the requirement to amortize goodwill and other indefinite-lived intangible assets. Instead, goodwill is tested for impairment as part of the reporting unit to which it belongs. The Company has determined its reporting units to be the geographic regions in the Pharmaceutical Systems segment, and the drug delivery and clinical services units of the Drug Delivery Systems segment. As required by the statement, the Company did not record goodwill amortization expense in 2002. Goodwill expense was $1.2 million and $1.3 million in 2001 and 2000, respectively. The Company reviews goodwill and long-lived assets (principally property, plant and equipment and patents) on an annual basis and whenever circumstances indicate that the carrying value of these assets may not be recoverable. For assets to be held and used in the business, management estimates the future cash flow to be derived from the related asset or business unit. For other assets held for sale, management determines fair value by estimating the anticipated proceeds to be received upon the sale of the asset. Changes in management's estimate of fair value, including management's estimate of future cash flows, could have a material impact on the Company's future results of operations and financial position.

     The majority of the Company's assets are associated with profitable operations within the Pharmaceutical Systems division; however, the Company's plastics unit in the United Kingdom has generated consecutive years of operating losses. The principal customer for this unit has recently completed a manufacturing and distribution agreement with a major pharmaceutical company for a multi-component metered dose inhaler. The Company's fair value projections significantly rely on the achievement of sales projected from these agreements.

     In the drug delivery unit, the Company's revenue projections include estimated licensing revenues, primarily dependent on the success of the Company's ChiSys technology. A key milestone for 2003 will be the advancement of one of the Company's products to Phase III clinical trials. While the Company expects improved performance in this unit in 2003, it does not project operating profit until 2004.

     The Company has also reviewed the operating projections for the clinical services unit, which generated an operating loss in 2002 following several years of positive performance. The Company views the 2002 performance to be a temporary condition caused by unexpected project cancellations; however, it does note a decline in the number of studies out-sourced by the pharmaceutical industry. The Company will monitor industry demand during 2003 to determine if these trends are expected to continue.

     Employee Benefits: The measurement of the obligations under the Company's defined benefit pension and post-retirement medical plans are subject to a number of assumptions. These include the rate of return on plan assets and the rate at which the future obligations are discounted to present value. The Company's plan assets have decreased from $206.6 million at December 31, 2000, to $142.2 million at December 31, 2002, largely as a result of the recent performance of global equity markets. The unrecognized loss on plan assets resulting from the difference between expected and actual asset returns, together with the impact of other changes in actuarial assumptions, totaled $60.8 million at December 31, 2002. This actuarial loss is amortized into future pension expense over a 13-year period. For U.S. plans, which account for over 90% of global plan assets, the Company has reduced its long-term rate of return assumption from 9.5% to 9%. This return assumption was determined by reviewing the expected mix of plan assets (approximately 65% equity and 35% debt securities) and the projected return over a 10-year period. The Company has also reduced its discount rate to 6.5% to reflect current market conditions. As a result of the asset performance and the decline in rate of return and discount rate assumptions, the Company estimates that 2003 pension plan expense will be approximately $6.5 million, as compared with net pension income of $3 million in 2002. Changes in these estimates, including the market performance of plan assets and other actuarial assumptions, could have a material impact on the Company's future results of operations and financial position.

     Income Taxes: The Company estimates income taxes payable based upon current domestic and international tax legislation. In addition, deferred income tax assets and liabilities are established to recognize differences between the tax bases and financial statement carrying values of the Company's assets and liabilities. Valuation allowances are recorded to reduce deferred assets to amounts that are more likely than not to be realized. The recoverability of tax assets is subject to the Company's estimates of future profitability, generally at the local subsidiary company and country level. Changes in tax legislation, business plans and other factors may affect the ultimate recoverability of tax assets or final tax payments, which could result in adjustments to tax expense in the period such change is determined.

     Foreign Currency: The Company has subsidiaries outside the United States accounting for approximately 46% of consolidated net sales. Virtually all of these sales and related operating costs are denominated in the currency of the local country and translated into U.S. dollars at the average exchange rate for the period. The assets and liabilities of these subsidiaries are translated at the exchange rate in effect at the end of the period. As a result, the Company's results of operations and financial position are exposed to changing exchange rates. In addition, at any point in time, the Company's foreign subsidiaries may hold assets or liabilities not denominated in their local currency. These items may give rise to foreign currency transaction gains and losses. The Company periodically uses forward contracts to hedge certain transactions, but generally does not hedge foreign currency exposures.

New Accounting Standards
------------------------
     In July 2002, the Financial Accounting Standards Board (FASB) issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146). SFAS 146 requires that a liability for costs associated with a disposal activity, including those related to employee termination benefits, be recognized when the liability is incurred, and not necessarily at the date of an entity's commitment to an exit plan as had been the practice under the prior accounting guidance. The Company adopted SFAS 146 on January 1, 2003.

     In November 2002, FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45) was issued. FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees that it has issued. The disclosure requirements of FIN 45 are effective for financial statements ending after December 15, 2002. FIN 45 also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The recognition provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The Company believes that FIN 45 will not have a material effect on its consolidated financial position or results of operations.

     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." This statement provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions for entities that retain the intrinsic value method of accounting. The Company intends to continue the intrinsic value method of accounting. The Company will disclose the pro-forma effect on net income and earnings per share of applying the fair value method to all stock-based compensation awards in the notes to its interim and annual financial statements as required by the statement.

Subsequent Event
----------------
     On January 29, 2003, an explosion and fire occurred at the Company's Kinston, N.C., plant. Six people lost their lives and many others were injured in the accident, which caused substantial damage to the building, machinery, equipment and inventories. The Company is aggressively implementing a manufacturing recovery plan to restore production to pre-accident levels using resources and capacity at other plant locations, as well as selected third-party vendors. Management is also working with customers and the Food and Drug Administration to satisfy critical product requirements while minimizing the effects on customers' production plans and inventories.

     At this time, the Company has identified items associated with the Kinston accident that are likely to have financial implications and has estimated certain of those items. Management expects that, as a result of capacity limitations, up to $5 million of sales that would otherwise have occurred in the first and second quarters of 2003 will be delayed, but that the revenue is substantially recoverable in the second half of the year. The Company maintains business interruption insurance under which it expects to recover lost profits attributable to lost sales or additional costs associated with the recovery plan.

     The Company currently expects to incur pre-tax costs of between $4.0 million and $6.0 million, net of insurance recoveries during the first half of 2003. The estimated costs are for retained risk, or deductibles, under applicable insurance policies, for costs not normally or fully compensable by insurance, and the cost of reinstating or replacing insurance coverage in the wake of the loss. Management is confident that, except for these costs, the property and business interruption losses are fully insured.

     The Company is not able, at this time, to estimate the ultimate impact of any liability claims and related costs that may arise as a result of the accident.

Forward-Looking Information
---------------------------
     The Private Securities Litigation Reform Act of 1995 (the Act) provides a safe harbor for forward-looking statements made by or on behalf of the Company. The Company and its representatives may from time to time make certain forward-looking statements in publicly released materials, both written and oral, including statements contained in this report and filings with the Securities and Exchange Commission.

     Forward-looking statements may be identified by the use of words such as "estimate," "expect," "intend," "believe" and similar expressions. Forward-looking statements are based on current expectations of future events. The forward-looking statements are and will be based on management's then-current views and assumptions about future events and operation performance, and speak only as of their dates.

     Investors should realize that if underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. Investors are therefore cautioned not to place undue reliance on any forward-looking statements.

     In  addition,   we  undertake  no   obligation  to  update  or  revise  any
forward-looking statements whether as a result of new information, future events and developments or otherwise.

     Some of the factors that could cause the Company's actual results to differ materially from those expressed in any forward- looking statement include, but are not limited to: sales demand; timing of customers' projects; successful development of proprietary drug delivery technologies and systems; regulatory, licensee and/or market acceptance of products based on those technologies; competitive pressures; the strength or weakness of the U.S. dollar; inflation; the cost of raw materials; the availability of credit facilities; and statutory tax rates.

     With respect to the explosion and fire at the Company's Kinston, N.C., plant, the following risks and uncertainties should also be taken into consideration: the timely replacement of production capacity; the adequacy and timing of insurance recoveries for property losses and/or liability to third parties and related costs; the ability of the Company to successfully shift production and compounding capacity to other plant sites in a timely manner, including the successful integration of experienced personnel to other production sites; and regulatory approvals and customer acceptance of goods from alternate sites.

CONSOLIDATED STATEMENTS OF INCOME
WEST PHARMACEUTICAL SERVICES, INC. AND SUBSIDIARIES
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000.
(in thousands, except per share data)

                                            2002                    2001                 2000
                                        -----------------------------------------------------------
Net sales ...........................     $419,700   100%     $392,300   100%     $372,500    100%
Cost of goods and services sold .....      302,100    72       277,500    71       265,000     71
                                        -----------------------------------------------------------
   Gross profit......................      117,600    28       114,800    29       107,500     29
Selling, general and
   administrative expenses ..........       82,600    20        72,000    18       59,500      16
Restructuring charge, net............        9,900     2         2,900     1        5,500       1
Other (income)expense, net...........       (1,600)    -             -     -        2,300       1
                                        -----------------------------------------------------------
   Operating profit .................       26,700     6        39,900    10       40,200      11
Interest expense, net................        9,500     2        12,000     3       11,100       3
                                        -----------------------------------------------------------
   Income before income
     taxes and minority interests....       17,200     4        27,900     7       29,100       8
Provision for income taxes ..........        4,100     1         8,600     2       10,100       3
Minority interests ..................            -     -           100     -          200       -
                                        -----------------------------------------------------------
   Income from consolidated operations      13,100     3%       19,200     5%      18,800       5%
                                                       --                 --                   --
Equity in net income (loss) of
   affiliated companies .............         (300)                500              1,200
                                        ----------           ---------           ---------
   Income from continuing operations.       12,800              19,700             20,000

Discontinued operations, net of tax..        5,600             (24,900)           (18,400)
                                        ----------           ---------           ---------
   Net income (loss).................     $ 18,400            $ (5,200)          $  1,600
                                        ----------           ---------           ---------
Net income (loss) per share:
Basic
 Continuing operations...............     $   0.89            $   1.38           $   1.39
 Discontinued operations.............         0.39               (1.74)             (1.28)
                                        ----------           ---------           ---------
                                          $   1.28            $  (0.36)          $   0.11
                                        ----------           ---------           ---------
Assuming dilution
 Continuing operations...............     $   0.89            $   1.37           $   1.39
 Discontinued operations.............         0.39               (1.73)             (1.28)
                                        ----------           ---------           ---------
                                          $   1.28            $  (0.36)          $   0.11
                                        ----------           ---------           ---------
Average common shares outstanding ...       14,434              14,336             14,407
Average shares assuming dilution ....       14,434              14,348             14,409

Dividends declared per common share..     $   0.78            $   0.74           $   0.70

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
WEST PHARMACEUTICAL SERVICES, INC. AND SUBSIDIARIES
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000.
(in thousands)

                                                                    2002           2001        2000
                                                              --------------------------------------
Net income (loss)............................................     $18,400     $ (5,200)    $  1,600
Other comprehensive income (loss), net of tax:
  Foreign currency translation adjustments...................      16,500       (9,700)      (8,200)
  Unrealized losses on securities of affiliates..............        (300)        (100)        (700)
  Minimum pension liability adjustments......................      (2,300)      (2,800)        (300)
  Cumulative effect of change in accounting principle for
   derivatives and hedging activities........................          --         (200)          --
  Net realized losses on derivative instruments..............         200          100           --
  Unrealized losses on derivatives...........................        (100)        (200)          --
                                                               -------------------------------------
Comprehensive income (loss)..................................     $32,400     $(18,100)    $ (7,600)
                                                               -------------------------------------
                                                               -------------------------------------
The accompanying notes are an integral part of the financial statements.

CONSOLIDATED BALANCE SHEETS
WEST PHARMACEUTICAL SERVICES, INC. AND SUBSIDIARIES
AT DECEMBER 31, 2002 AND 2001.
(in thousands, except per share data)


                                                                               2002          2001
ASSETS                                                                     ----------------------
Current assets:
 Cash, including cash equivalents.......................................   $ 33,200      $ 42,100
 Accounts receivable, less allowance (2002--$800; 2001--$500)...........     66,200        59,500
 Inventories ...........................................................     41,300        34,300
 Income tax refundable..................................................      3,600         5,700
 Deferred income tax benefits ..........................................      5,200         2,400
 Other current assets ..................................................     11,800        14,500
                                                                           ----------------------
Total current assets ...................................................    161,300       158,500
                                                                           ----------------------
Property, plant and equipment ..........................................    499,600       458,800
Less accumulated depreciation and amortization .........................    276,300       248,700
                                                                           ----------------------
                                                                            223,300       210,100
Investments in and advances to affiliated companies ....................     18,000        20,800
Goodwill ...............................................................     35,500        30,700
Pension asset...........................................................     53,000        48,300
Deferred income tax benefits............................................     27,600        21,400
Patents.................................................................      7,300         7,600
Other intangibles.......................................................      1,700           200
Other assets ...........................................................      9,100        13,700
                                                                           ----------------------
Total Assets............................................................   $536,800      $511,300
                                                                           ----------------------
                                                                           ----------------------

                                                                               2002         2001
                                                                          -----------------------

LIABILITIES AND SHAREHOLDERS' EQUITY ...................................
Current liabilities:
 Current portion of long-term debt .....................................   $ 11,700     $  4,300
 Notes payable .........................................................      4,100        4,400
 Accounts payable ......................................................     19,200       22,200
 Accrued expenses:
  Salaries, wages and benefits .........................................     17,000       15,800
  Income taxes payable .................................................      9,400        5,400
  Restructuring costs...................................................      1,400        2,200
  Deferred income taxes.................................................      2,400        1,600
  Other ................................................................     22,500       19,400
                                                                           ----------------------
Total current liabilities ..............................................     87,700       75,300
                                                                           ----------------------
Long-term debt, excluding current portion ..............................    159,200      184,300
Deferred income taxes ..................................................     56,200       46,800
Other long-term liabilities ............................................     32,200       28,100
                                                                           ----------------------
Total liabilities.......................................................    335,300      334,500
                                                                           ----------------------

Commitments and contingencies..........................................

Shareholders' equity:
 Preferred stock, shares authorized: 3,000;
  shares issued and outstanding: 2002--0; 2001--0
 Common stock, par value $.25 per share; shares authorized: 50,000;
  shares issued: 2002--17,165; 2001--17,165;
  shares outstanding: 2002--14,480; 2001--14,344........................      4,300        4,300
 Capital in excess of par value ........................................     30,900       31,600
 Retained earnings .....................................................    261,200      254,000
 Accumulated other comprehensive (loss).................................    (13,400)     (27,400)
                                                                           ----------------------
                                                                            283,000      262,500
 Less treasury stock (2002--2,685 shares; 2001--2,821 shares)...........    (81,500)     (85,700)
                                                                           ----------------------
Total shareholders' equity .............................................    201,500      176,800
                                                                           ----------------------
Total Liabilities and Shareholders' Equity..............................   $536,800     $511,300
                                                                           ----------------------
                                                                           ----------------------
The accompanying notes are an integral part of the financial statements.


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
WEST PHARMACEUTICAL SERVICES, INC. AND SUBSIDIARIES
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000.
(in thousands, except per share data)

                                                                               Accumulated
                                                     Capital in                   other
                                             Common   excess of    Retained   comprehensive   Treasury
                                              stock   par value    earnings      (loss)        stock       Total
                                            ----------------------------------------------------------------------
Balance, January 1, 2000.. ................ $ 4,300   $ 31,700     $278,100    $ (5,300)     $(77,600)   $231,200
                                            ----------------------------------------------------------------------
Net income ................................                           1,600                                 1,600
Shares issued under stock plans ...........                400                                  1,500       1,900
Shares repurchased.........................                                                   (10,800)    (10,800)
Cash dividends declared ($.70 per share) ..                          (9,900)                               (9,900)
Changes-other comprehensive (loss).........                                      (9,200)                   (9,200)
                                            ----------------------------------------------------------------------
Balance, December 31, 2000 ................   4,300     32,100      269,800     (14,500)      (86,900)    204,800
                                            ----------------------------------------------------------------------

Net (loss) ................................                          (5,200)                               (5,200)
Shares issued under stock plans ...........               (500)                                 1,300         800
Shares repurchased ........................                                                      (100)       (100)
Cash dividends declared ($.74 per share) ..                         (10,600)                              (10,600)
Changes-other comprehensive (loss).........                                     (12,900)                  (12,900)
                                            ----------------------------------------------------------------------
Balance, December 31, 2001 ................   4,300     31,600      254,000     (27,400)      (85,700)    176,800
                                            ----------------------------------------------------------------------

Net income ................................                          18,400                                18,400
Shares issued under stock plans ...........               (700)                                 4,300       3,600
Shares repurchased ........................                                                      (100)       (100)
Cash dividends declared ($.78 per share) ..                         (11,200)                              (11,200)
Changes-other comprehensive (loss).........                                      14,000                    14,000
                                            ----------------------------------------------------------------------
Balance, December 31, 2002 ................ $ 4,300   $ 30,900     $261,200    $(13,400)     $(81,500)   $201,500
                                            ----------------------------------------------------------------------
                                            ----------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
WEST PHARMACEUTICAL SERVICES, INC. AND SUBSIDIARIES
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000.
(in thousands)

                                                                      2002          2001         2000
                                                                  ---------------------------------------
Cash flows provided by operating activities:
 Net income (loss)...........................................      $ 18,400      $ (5,200)     $  1,600
 Adjustments to reconcile net income (loss) to net cash
  provided by operating activities of continuing operations:
   (Income) loss from discontinued operations................        (5,600)         (300)       18,400
   Loss on disposal of discontinued operations...............            --        25,200            --
   Depreciation and amortization ............................        33,000        31,900        30,200
   Restructuring charge, net.................................         9,900         2,900         5,500
   Loss on sales of equipment and other assets...............           600           600         1,000
   Deferred income taxes ....................................         1,500         1,400         4,200
   Pension and other retirement plans .......................        (4,800)      (10,000)      (15,800)
   Loss (equity) in undistributed earnings of affiliated
   companies, net ..........................................            200          (300)       (1,000)
 Changes in assets and liabilities, net of effects of
  businesses sold:
   (Increase) decrease in accounts receivable ...............        (3,700)       (7,500)        2,600
   (Increase) decrease in inventories .......................        (4,700)         (900)         (800)
   (Increase) decrease in other current assets ..............        (2,800)          700          (700)
   (Decrease) increase in other current liabilities..........         4,700        (2,100)        2,600
   Other operating items ....................................        (1,000)        1,100          (500)
                                                                   --------------------------------------
Net cash provided by operating activities of continuing
 operations..................................................        45,700        37,500        47,300
                                                                   --------------------------------------
Cash flows used in investing activities:
 Property, plant and equipment acquired .....................       (37,700)      (45,200)      (47,700)
 Proceeds from sales of assets ..............................         2,400        31,300           300
 Deposit held in trust from sale of assets...................         4,300        (4,300)           --
 Advance to affiliate........................................        (1,000)           --            --
 Payments for acquisitions...................................            --        (1,100)       (3,400)
 Customer advances, net of repayments .......................          (300)       (1,500)         (100)
                                                                   --------------------------------------
Net cash used in investing activities of continuing operations      (32,300)      (20,800)      (50,900)
                                                                   --------------------------------------

                                                                       2002          2001           2000
                                                                   --------------------------------------

Cash flows (used in) provided by financing activities:
 Borrowings (repayments) under
  revolving credit agreements, net ..........................       (10,400)       (2,400)        70,000
 Repayment of industrial revenue bond........................        (6,100)           --             --
 Repayment of subordinated debenture.........................        (4,300)           --             --
 Repayment of other long-term debt ..........................          (800)       (5,200)       (16,200)
 Other notes payable, net ...................................        (3,500)        1,700        (23,500)
 Issuance of common stock....................................         3,300           700          1,500
 Dividend payments ..........................................       (11,100)      (10,500)        (9,800)
 Purchase of treasury stock .................................          (100)         (100)       (10,800)
                                                                   --------------------------------------
Net cash (used in) provided by financing activities
  of continuing operations...................................       (33,000)      (15,800)        11,200
                                                                   --------------------------------------
Net cash provided by (used in) discontinued operations.......         8,200           600         (8,300)
Effect of exchange rates on cash ............................         2,500        (2,100)        (1,900)
                                                                   --------------------------------------
Net decrease in cash and cash equivalents....................        (8,900)         (600)        (2,600)
Cash and cash equivalents at beginning of year...............        42,100        42,700         45,300
                                                                   --------------------------------------
Cash and cash equivalents at end of year ....................      $ 33,200      $ 42,100       $ 42,700
                                                                   --------------------------------------
                                                                   --------------------------------------
Supplemental cash flow information:
 Interest paid, net of amounts capitalized ..................      $ 10,600      $ 13,500      $  12,900
 Income taxes (refunded) paid ...............................      $ (4,700)     $  5,700      $   2,100
                                                                   --------------------------------------

The accompanying notes are an integral part of the financial statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

Note 1: Summary of Significant Accounting Policies
--------------------------------------------------
Basis of Presentation: The financial statements are prepared in conformity with accounting principles generally accepted in the United States. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses and the disclosure of contingencies in the financial statements. Actual amounts realized may differ from these estimates.

Principles of Consolidation: The consolidated financial statements include the accounts of West Pharmaceutical Services, Inc. and all majority-owned subsidiaries (the Company). Investments in affiliated companies in which ownership exceeds 20% are accounted for on the equity method. Investments in which ownership is less than 20% are accounted for on the cost method. Material intercompany transactions and accounts are eliminated in consolidation. Certain items have been reclassified to conform with current classifications.

Cash and Cash Equivalents: Cash equivalents include time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

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

The Company uses interest rate swaps and forward exchange contracts to minimize the economic exposure related to fluctuating interest and foreign exchange rates. Interest rate swaps are designated as cash flow hedges; therefore, unrealized gains and losses are recorded in other comprehensive income. As the underlying transaction occurs, any unrealized gains or losses on the related hedge are reclassified from other comprehensive income to the statement of income (interest expense), offsetting the income effects of the transaction to which they relate. Gains and losses on forward exchange contracts designated as fair value hedges, primarily related to raw material purchase commitments, are deferred and recognized as part of the underlying transaction. The Company also engages in hedges of its net investment in foreign operations in order to minimize the economic exposure to fluctuating foreign exchange rates. Fair value adjustments for hedges of the net investment in foreign operations are reported in other comprehensive income as foreign currency translation adjustments and are released to earnings upon disposal of the investment.

Revenue Recognition: Sales of manufactured components are recorded at the time title passes, which generally occurs when the goods are shipped. Some customers receive pricing rebates upon attaining established sales volumes. Management records rebate costs based on its assessment of the likelihood that these volumes will be attained. The Company also establishes product return liabilities for customer quality claims when such amounts are deemed probable and can be reasonably estimated. Clinical service revenue and related direct costs are recognized as specific contract terms are fulfilled under the percentage of completion method. Fees for individual contract clinical services are fixed upon execution of the contract and provide for payment for all work performed. The termination of a contract typically results in no material adjustments to the revenue or costs previously recognized.

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

Goodwill and Other Intangibles: Effective January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." Accordingly, goodwill and indefinite-lived intangible assets are no longer amortized. Instead, goodwill and intangible assets with indefinite lives are tested for impairment on at least an annual basis or more frequently if an event occurs that indicates that there could be an impairment. The first step of the impairment test compares the fair value of a reporting unit to its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, the second step is performed. The second step compares the carrying amount of the goodwill to its implied fair value. The implied fair value is determined by allocating the fair value of the reporting unit to all of the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. If the fair value of the goodwill is less than the carrying amount, an impairment loss is recorded.

Other intangible assets, including patents and licensed technology, are recorded at cost and are amortized on a straight-line method over their useful lives. The Company capitalizes patent application costs and expenses other costs incurred in patent development.

Tooling: The Company builds tools, molds and dies for certain customers. The tooling is built and paid for by the Company and reimbursed by the customer based upon the tooling agreement. Reimbursement is either in lump sum or as units are produced under long-term supply agreements. At December 31, 2002 and 2001, other noncurrent assets included $5,000 and $4,700, respectively, of unreimbursed tooling costs. During 2002 and 2001, the Company received reimbursements of $7,300 and $12,600, respectively.

Impairment of Long-Lived Assets: Long-lived assets including property, plant and equipment, and intangible assets subject to amortization are reviewed for impairment whenever circumstances indicate that the carrying value of these assets may not be recoverable. An asset is considered impaired if the carrying value of the asset exceeds the sum of the future expected undiscounted cash flows to be derived from the asset. Once an asset is considered impaired, an impairment loss is recorded for the difference between the asset's carrying value and its fair value. This loss is included in income from continuing operations before taxes. For assets to be held and used in the business, management determines fair value by estimating the future cash flows to be derived from the asset and discounts these flows to a net present value using an appropriate discount rate. For assets held for sale or for investment purposes, management determines fair value by estimating the anticipated proceeds to be received upon sale of the asset.

Research and Development: Research, development and engineering expenditures are for the creation and application of new or improved products and processes, and drug delivery systems. Expenditures primarily include salaries and outside services for those directly involved in research and development activities. Research and development costs of $21,500 in 2002, $17,800 in 2001 and $17,100 in 2000, were expensed as incurred.

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

Income Taxes: Deferred income taxes are recognized by applying enacted statutory tax rates, applicable to future years, to temporary differences between the tax bases and financial statement carrying values of the Company's assets and liabilities. Valuation allowances are recorded to reduce deferred tax assets to amounts that are more likely than not to be realized. United States income taxes and withholding taxes are accrued on the portion of earnings of international subsidiaries and affiliates (which are corporate joint ventures) intended to be remitted to the parent company.

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

The Company did not record compensation cost related to stock option and stock purchase plans for the years ended 2002, 2001 and 2000, because grants are at 100% of fair market value on the grant date. If the fair value based method prescribed in SFAS No. 123, "Accounting for Stock-Based Compensation," had been applied to stock option grants in the most recent three years, the Company's net income (loss) and basic and diluted net income (loss) per share would have been reduced as summarized below:

                                             2002          2001            2000
                                         ---------------------------------------
 Net income (loss), as reported......     $18,400        $(5,200)       $ 1,600
  Deduct: Total stock-based
   compensation expense determined
   under fair value based method
   for all awards, net of tax........      (1,300)        (1,500)        (1,100)
                                         ---------------------------------------
 Pro forma net income (loss).........     $17,100        $(6,700)       $   500
                                         ---------------------------------------
                                         ---------------------------------------
 Net income (loss) per share:
  Basic, as reported ................     $  1.28        $ (0.36)       $  0.11
  Basic, pro forma ..................     $  1.19        $ (0.46)       $  0.03

  Diluted, as reported...............     $  1.28        $ (0.36)       $  0.11
  Diluted, pro forma.................     $  1.19        $ (0.46)       $  0.03
                                         ---------------------------------------

Net Income (Loss) Per Share: Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during each period. Net income (loss) per share assuming dilution considers the potential issuance of common shares under the Company's stock option and award plans, based on the treasury stock method. The treasury stock method assumes use of exercise proceeds to repurchase common stock at the average fair market value in the period.

Note 2: Discontinued  Operations
--------------------------------
     In December 2002, the Company sold its consumer healthcare research business located in Indianapolis, Ind. This business unit was previously a part of the Drug Delivery Systems segment. The sales price, which is subject to a final working capital adjustment, totaled $2,000, consisting of $1,900 cash and $100 in escrow. Cash proceeds from the sale were used to repay the Company's debt. During 2002 but prior to the sale of the business, the Company recorded a goodwill impairment charge of $600; as a result, there was no gain or loss recorded on the sale of the business. The results of this business have been reflected as discontinued operations in the accompanying consolidated financial statements for all periods presented.

     In 2001, the Company sold its contract manufacturing and packaging business located in Lakewood, N.J. The sales price totaled $29,800, consisting of $28,000 of cash and a $1,800 note due in 2003. The proceeds, excluding $4,300 held in trust for the repayment of debentures, were used to repay outstanding debt. As a result of the transaction, the Company recorded a $25,200, net of tax, loss in 2001. The results of this business have been reflected as discontinued operations in the accompanying consolidated financial statements for all periods presented.

+

     At December 31, 2001, the Company was required to hold $4,300 of the proceeds from the contract manufacturing and packaging sale in trust for the payment of debentures that became due and payable upon the sale. These debentures were repaid in the first quarter of 2002 resulting in a $400, net of tax, charge that was included in discontinued operations in 2002.

     During 2002, the Company recorded a $5,900 tax benefit in income from discontinued operations. The tax benefit and the related tax refund were associated with the 2001 disposition of the contract manufacturing and packaging business and was due to a change in U.S. tax law in 2002 related to loss disallowance rules.

Net sales and income from discontinued operations were as follows:


                                           2002           2001           2000
                                     -----------------------------------------
Net sales..........................      $5,400       $ 66,000       $ 57,600
                                     -----------------------------------------
Pretax (loss) income
 from discontinued operations......        (700)           800        (27,000)
Pretax loss on disposal
 of business segment...............           -        (29,600)            -
Income tax benefit.................       6,300          3,900          8,600
                                     -----------------------------------------
Net income (loss) from
 discontinued operations...........      $5,600       $(24,900)      $(18,400)
                                     -----------------------------------------
                                     -----------------------------------------


     Assets and liabilities of the discontinued operations included in other current assets, other assets and other current liabilities were as follows:

                                                     2001
                                                  --------
Accounts receivable.....................          $ 2,300
Property, plant and equipment, net......              200
Goodwill................................            1,900
Accounts payable........................             (300)
Accrued expenses........................             (600)
                                                  --------
                                                  $  3,500
                                                  --------
                                                  --------

Net cash provided by (used in) discontinued operations were as follows:

                                                 2002         2001         2000
                                               ---------------------------------
Operating activities......................    $ 8,300       $1,900      $ 1,300
Property, plant and equipment acquired....       (100)      (1,300)      (9,600)
                                               ---------------------------------
Net cash provided by (used in) discontinued
operations................................    $ 8,200       $  600      $(8,300)
                                               ---------------------------------
                                               ---------------------------------

Note 3: Acquisitions and Investments
------------------------------------
     In September 2002, the Company advanced $1,000 to its 49% owned affiliates in Mexico in connection with a plant shutdown (see "Affiliated Companies"). The note is denominated in U.S. dollars at a 4% annual interest rate with repayment due in three years.

     In 2001, the Company purchased the remaining 17.9% minority ownership of West Pharmaceutical Services Hispania, S.A. for approximately $1,500. The purchase price consisted of $1,100 of cash and $400 of notes payable. The purchase price exceeded the net book value of the minority interest liability, resulting in goodwill of $500.

     During 2000, the Company invested $2,000 in a firm involved with genotyping technology, bringing the cumulative investment in this firm to $3,300, representing an 18.53% ownership interest. In 2002, the firm discontinued development activities and began marketing the technology for license or sale. In connection with the change in strategy, the Company determined the fair value of its investment to be $500, resulting in a $2,800 impairment charge recorded in 2002 (see "Restructuring Charges").

Note 4: Restructuring Charges
-----------------------------
     The following table details activity related to the Company's restructuring obligations:

                                         Severance              Continuing   Discontinued
                                        and benefits   Other    operations    operations        Total
                                        -----------------------------------  -------------    --------
Balance, December 31, 1999............  $   100     $     -      $   100       $    -         $    100
                                        -----------------------------------  -------------    --------
2000 Restructuring expense ...........    2,800       2,700        5,500        15,300          20,800
Non-cash write-offs ..................        -      (2,700)      (2,700)      (13,700)        (16,400)
Cash payments.........................     (200)          -         (200)         (100)           (300)
                                        -----------------------------------  --------------   --------
Balance, December 31, 2000............    2,700           -        2,700         1,500           4,200
                                        -----------------------------------  --------------   --------
2001 Restructuring expense (credit)...    4,900      (2,000)       2,900             -           2,900
Non-cash write-offs ..................      200       2,000        2,200          (500)          1,700
Cash payments.........................   (5,700)          -       (5,700)         (900)         (6,600)
                                        -----------------------------------  --------------   --------
Balance, December 31, 2001............    2,100           -        2,100           100           2,200
                                        -----------------------------------  --------------   --------
2002 Restructuring expense ...........      800       9,100        9,900           600          10,500
Non-cash write-offs ..................        -      (8,600)      (8,600)         (600)         (9,200)
Cash payments.........................   (2,100)          -       (2,100)            -          (2,100)
                                        -----------------------------------  --------------   --------
Balance, December 31, 2002............  $   800      $  500      $  1,300      $   100        $  1,400
                                        -----------------------------------  --------------   --------
                                        -----------------------------------  --------------   --------

     In 2002, the Company's continuing operations included a $9,900 restructuring charge connected with the termination of an information systems implementation project, an impairment of a technology company investment (see "Acquisitions and Investments"), the closure of a sales office in Korea and employee terminations at the Nottingham, U.K., drug delivery site. The $800 severance provision covered 19 employee terminations connected with these actions that were completed in the fourth quarter of 2002. In addition to severance, the restructuring charge included a $5,800 write-off of construction in progress, $500 for contract termination fees related to the information systems project and a $2,800 impairment of the technology company investment. The Company also recorded a $600 goodwill impairment charge based on an offer to purchase the consumer healthcare research business (see "Discontinued Operations").

     In 2001, the Company's continuing operations included a net restructuring charge of $2,900. The charge consisted of a restructuring provision of $4,900 relating to the termination of mid- and senior-level management positions and a $2,000 adjustment to the carrying value of the plastic device manufacturing facility held for sale from the 2000 restructuring program. Final terminations completed under this program totaled 35 positions.

     In 2000, the Company's continuing operations included $5,500 of restructuring charges, principally related to the decision to close and divest a plastic device manufacturing facility located in Puerto Rico. The charge consisted of severance and other costs totaling $2,800 and a $2,700 adjustment to the property, plant and equipment carrying values to reflect the estimated net realizable value of the facility. Restructuring charges included in discontinued operations included a $9,200 goodwill write-down to the site management organization of the clinical services business unit, a $5,000 reduction to the estimated realizable value of assets to be sold in the former contract manufacturing and packaging business and $1,100 of severance, benefit and asset disposal costs. Terminations under all 2000 restructuring programs are complete and totaled 180 positions.

     The remaining accrual balances at December 31, 2002, include $800 for labor claims in South America and post-employment medical obligations, the $500 contract termination fee accrual and $100 of remaining obligations connected to the formerly owned contract manufacturing and packaging business. The majority of these obligations will be paid within the next year.

Note 5:  Other Income (Expense)
-------------------------------

                                             2002        2001         2000
                                          ---------------------------------
Foreign exchange gains (losses).......    $ 2,300      $  100      $(1,100)
Loss on sales of equipment
 and other assets.....................       (600)       (600)      (1,000)
Other ................................       (100)        500         (200)
                                          ---------------------------------
                                          $ 1,600      $   --      $(2,300)
                                          ---------------------------------
                                          ---------------------------------

     In March 2002, the Company's subsidiary in Argentina recorded a pre-tax foreign currency exchange gain of $1,700 on net assets denominated in non-peso currencies due to the devaluation of the Argentine peso.

Note 6: Income Taxes
--------------------
Income before income taxes and minority interests was derived as follows:

                                             2002        2001         2000
                                          ---------------------------------
Domestic operations ................      $(8,900)   $ 17,400     $ 32,400
International operations............       26,100      10,500       (3,300)
                                          ---------------------------------
                                          $17,200    $ 27,900     $ 29,100
                                          ---------------------------------
                                          ---------------------------------

The related provision for income taxes consists of:

                                              2002      2001         2000
                                          --------------------------------
Current provision:
 Federal ...........................      $ (5,600) $  1,900      $ 2,500
 State .............................          (200)      100          100
 International .....................         8,400     5,200        3,300
                                          --------------------------------
                                             2,600     7,200        5,900
                                          --------------------------------
Deferred provision:
 Federal ...........................          (800)    3,300        5,500
 International .....................         2,300    (1,900)      (1,300)
                                          --------------------------------
                                             1,500     1,400        4,200
                                          --------------------------------
Provision for income taxes..........       $ 4,100  $  8,600      $10,100
                                          --------------------------------
                                          --------------------------------

     A reconciliation of the United States statutory corporate tax rate to the Company's effective consolidated tax rate on income before income taxes and minority interests follows:

                                                2002       2001       2000
                                              -----------------------------
Statutory corporate tax rate .............      35.0%      35.0%      35.0%
Tax on international operations (less than)
  in excess of United States tax rate.....      (3.8)      (6.4)       1.3
Restructuring ............................       5.8       (2.1)       4.6
German tax reorganization.................        --         --       (5.2)
Foreign exchange gain.....................       2.0         --         --
Loss disallowance adjustment..............     (14.4)        --         --
United States tax on repatriated
 foreign earnings ........................       1.6         .8        1.3
State income taxes, net
 of federal tax benefit ..................      (1.3)        .5         .3
Other ....................................       (.9)       2.9       (2.6)
                                              -----------------------------
Effective tax rate .......................      24.0%      30.7%      34.7%
                                              -----------------------------
                                              -----------------------------

     In the third quarter of 2002, the Company recorded a tax benefit associated with the 2001 disposition of its contract manufacturing and packaging business and the shutdown of a plastic device manufacturing facility. Of the total benefit, $5,900 was recorded in discontinued operations and $2,400 was reflected in continuing operations. The tax benefit and the related tax refund were a result of a change in U.S. tax law in 2002 related to loss disallowance rules.

     Results for 2000 include a $1,500 tax benefit realized upon the favorable resolution of tax issues connected to the 1997 reorganization of the Company's German subsidiaries.

     The net current and noncurrent components of deferred income taxes recognized in the balance sheet at December 31 are as follows:

                                                   2002            2001
                                               -------------------------
Current assets..............................   $  5,200        $  2,400
Noncurrent assets...........................     27,600          21,400
Current liabilities.........................     (2,400)         (1,600)
Noncurrent liabilities......................    (56,200)        (46,800)
                                             ---------------------------
                                               $(25,800)       $(24,600)
                                             ---------------------------
                                             ---------------------------


     The following is a summary of the significant components of the Company's deferred tax assets and liabilities as of December 31:

                                                  2002           2001
                                             -------------------------
Deferred tax assets:
 Severance and deferred compensation .......  $  8,800       $  6,700
 Net operating loss carryforwards...........     6,400         11,900
 Foreign tax credit carryforwards...........     5,800          1,500
 Restructuring charges......................     2,100          2,100
 Capital loss carryforwards.................     1,100             --
 Other .....................................     8,200          9,200
 Valuation allowance .......................    (9,800)       (10,700)
                                             -------------------------
Total deferred tax assets...................  $ 22,600       $ 20,700
                                             -------------------------

Deferred tax liabilities:
 Accelerated depreciation ..................  $ 24,700       $ 25,900
 Severance and deferred compensation........    19,700         18,200
 Other .....................................     4,000          1,200
                                             -------------------------
Total deferred tax liabilities..............  $ 48,400       $ 45,300
                                             -------------------------
Total deferred taxes........................  $(25,800)      $(24,600)
                                             -------------------------
                                             -------------------------

     At December 31, 2002, subsidiaries had state and foreign operating tax loss carryforwards of $78,100 and $25,100, respectively. These loss carryforwards are available to apply against the future taxable income of the subsidiaries. Management estimates that of the total state and foreign operating tax loss carryforwards, $66,100 and $10,800, respectively, are unlikely to be utilized and therefore have been fully reserved. State loss carryforwards expire as follows: $2,300 in 2003, $5,200 in 2005, $4,300 in 2007 and $66,300 after 2007.
Foreign loss carryforwards will expire as follows: $300 in 2004, $14,200 in 2005 and $10,600 has no expiration date.

     At December 31, 2002, undistributed earnings of foreign subsidiaries, on which deferred income taxes have not been provided, amounted to $148,900. It is the Company's intention to reinvest these undistributed earnings of foreign subsidiaries, and it is not practicable to determine the amount of income or withholding tax that would be payable upon the remittance of those earnings. Such earnings would become taxable upon the sale or liquidation of foreign subsidiaries or upon the remittance of dividends. Tax credits that would become available upon distribution of such earnings could reduce income taxes then payable at the United States statutory rate. As of December 31, 2002, the Company had available foreign tax credit carryforwards of approximately $5,800 expiring as follows: $300 in 2003, $300 in 2004, $400 in 2005, $300 in 2006 and
$4,500 in 2007. Based upon current estimates, management estimates that approximately $3,300 may not be utilized and therefore has been fully reserved for.

     The Internal Revenue Service (IRS) has completed and closed its audits of the Company's U.S. tax returns through 1997. The IRS is currently conducting audits of the 1998 and 1999 tax returns.

Note 7: Segment Information
---------------------------
     The  Company's   operations  are  comprised  of  two  reportable  segments:
Pharmaceutical Systems and Drug Delivery Systems. The Pharmaceutical Systems segment focuses on the design, manufacture and distribution of stoppers, closures, medical device components and assemblies made from elastomers, metals and plastics. The Pharmaceutical Systems segment is composed of two regional operating segments (the Americas and Europe/Asia) which have been aggregated. These operating segments manufacture and sell similar products in their respective regions. The Drug Delivery Systems segment consists of a research and development unit concentrating on the commercialization of the Company's patented drug delivery technologies, and a clinical services unit that conducts Phase I through IV clinical trials. The Company has aggregated these two operating segments into a single reportable segment as neither meets the quantitative thresholds for a reportable segment, and they meet the majority of the aggregation criteria.

     The Company's executive management evaluates the performance of these operating segments based on operating profit and cash flow generation. Certain costs, including rent, information services and human resource functions previously reported as Corporate expenses, have been allocated to the respective segment that they support. All prior periods have been restated to reflect these allocations. General Corporate expenses, restructuring charges and other unusual items, are not reflected in operating profit reviewed by segment management. Corporate segment assets include pension assets, investments in affiliated companies and net assets of discontinued operations. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

     The following table provides summarized financial information for the Company's segments:

                           Pharmaceutical     Drug Delivery
                                  Systems           Systems     Corporate   Consolidated
                         ---------------------------------------------------------------
2002
----
Net sales...................     $412,800          $  6,900      $     --       $419,700
Operating profit (loss).....       65,400           (15,100)      (23,600)        26,700
Segment assets..............      405,400            16,800       114,600        536,800
Capital expenditures........       31,600             1,700         4,400         37,700
Depreciation and
 amortization expense.......       28,700             1,800         2,500         33,000

2001
----
Net sales...................     $376,400          $ 15,900      $     --       $392,300
Operating profit (loss).....       55,200            (4,300)      (11,000)        39,900
Segment assets..............      375,800            19,800       115,700        511,300
Capital expenditures........       39,400             1,200         4,600         45,200
Depreciation and
 amortization expense.......       27,300             1,800         2,800         31,900

2000
----
Net sales...................     $362,900          $  9,600      $     --       $372,500
Operating profit (loss).....       55,800            (9,800)       (5,800)        40,200
Segment assets..............      360,000            18,800       178,600        557,400
Capital expenditures........       44,900               800         2,000         47,700
Depreciation and
 amortization expense.......       25,400             1,900         2,900         30,200

The following tables provide information on sales by significant product groups:


Sales by product group                2002             2001          2000
                                  --------         --------      --------
Pharmaceutical packaging......    $291,400         $262,200      $236,100
Medical devices...............      85,900           83,900        91,100
Personal care/food packaging..      30,300           26,900        27,400
Laboratory & other services...       5,200            3,400         8,300
                                  --------         --------      --------
 Pharmaceutical Systems.......    $412,800         $376,400      $362,900

Clinical services.............       5,300            7,800         7,800
Development/licensing revenue.       1,600            8,100         1,800
                                  --------         --------      --------
 Drug Delivery Systems........    $  6,900         $ 15,900      $  9,600
                                  --------         --------      --------
Net sales.....................    $419,700         $392,300      $372,500
                                  --------         --------      --------
                                  --------         --------      --------

     The Pharmaceutical Systems segment includes sales to one customer of approximately $54,600, $50,600 and $55,200 in 2002, 2001 and 2000, respectively.

     The following table presents sales by the country in which the legal subsidiary is domiciled and assets are located. Long-lived assets include property, plant and equipment, patents and licensed technology.

                                        Sales                    Long-lived assets
                           ---------------------------------------------------------------
                               2002       2001       2000       2002       2001       2000
                           --------   --------   --------   --------   --------   --------
United States ..........   $225,000   $218,300   $209,300   $111,300   $118,700   $115,400
Germany ................     45,200     36,600     37,200     38,700     29,200     26,700
Other European countries    115,300    103,400     92,300     64,700     52,500     50,200
Other ..................     34,200     34,000     33,700     15,900     17,300     17,600
                           --------   --------   --------   --------   --------   --------
                           $419,700   $392,300   $372,500   $230,600   $217,700   $209,900
                           --------   --------   --------   --------   --------   --------
                           --------   --------   --------   --------   --------   --------

Note 8: Net Income (Loss) Per Share
-----------------------------------
     The following table reconciles shares used in the calculation of basic net income (loss) per share to the shares used in the calculation of net income
(loss) per share  assuming  dilution.  There is no  adjustment to the net income
(loss) of the Company in the calculation of net income (loss) per share assuming dilution.

                                                 2002          2001       2000
                                             -----------------------------------
Income from continuing operations..........    $12,800      $19,700     $20,000
Discontinued operations, net of tax........      5,600      (24,900)    (18,400)
                                             -----------------------------------
Net income (loss)..........................    $18,400      $(5,200)    $ 1,600
                                             -----------------------------------
Average common shares outstanding .........     14,434       14,336      14,407
Assumed stock options
 exercised and awards vested...............          -           12           2
                                             -----------------------------------
Average shares assuming dilution ..........     14,434       14,348      14,409
                                             -----------------------------------


Note 9: Comprehensive Income (Loss)
-----------------------------------
     Comprehensive income (loss) consists of reported net income (loss) and other comprehensive income (loss), which reflects revenue, expenses and gains and losses which generally accepted accounting principles exclude from net income (loss). For the Company, the items excluded from current net income
(loss) are cumulative foreign currency translation adjustments, unrealized gains or losses on available-for-sale securities of affiliates, fair value adjustments on derivative financial instruments and additional minimum pension liability adjustments.

     The components of accumulated other comprehensive income (loss) are as follows:

                                                            2002           2001
                                                      --------------------------
Foreign currency translation...................        $  (7,500)     $ (24,000)
Unrealized gains (losses)
 on securities of affiliates...................             (300)            --
Minimum pension liability......................           (5,400)        (3,100)
Derivative financial instruments...............             (200)          (300)
                                                      --------------------------
                                                       $ (13,400)     $ (27,400)
                                                      --------------------------
                                                      --------------------------

Note 10: Inventories
--------------------
                                  2002        2001
                              --------------------
Finished goods.............    $18,900     $15,700
Work in process............      7,400       6,300
Raw materials..............     15,000      12,300
                              --------------------
                               $41,300     $34,300
                              --------------------
                              --------------------

     Included in the amounts above are inventories located in the United States that are valued on the LIFO basis, amounting to $15,200 and $12,300 at December 31, 2002 and 2001, respectively, which are approximately $7,100 and $6,900, respectively, lower than replacement value.

Note 11: Goodwill and Intangibles
---------------------------------
     Effective January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS 142 eliminated the previous requirement to amortize goodwill and indefinite-lived intangible assets. Instead, goodwill and intangible assets with indefinite lives are tested for impairment on at least an annual basis or more frequently if an event occurs that indicates that there could be an impairment.

     The Company performed an impairment test of its goodwill at adoption and determined that no impairment of the recorded goodwill existed. The Company has since performed the annual impairment test required by SFAS 142 and determined that there is no impairment. As required by the statement, the Company did not record amortization expense for goodwill in 2002 as compared to the $1,200, net of tax, recorded in 2001 and 2000.

     The goodwill balance as of December 31, 2002, was $35,500 compared to $30,700 as of December 31, 2001. The increase in the balance is due solely to foreign currency translation adjustments.

     The goodwill balance as of December 31, 2001, excludes $1,900 of goodwill related to the consumer healthcare research business. This business was sold in December 2002, therefore goodwill has been included in non-current assets held for sale. In September 2002, the Company recorded a $600 goodwill impairment charge, included in discontinued operations, based on a third party offer to purchase the business. Upon the final sale in December 2002, the remaining goodwill balance of $1,300 was included in the disposal.

     Goodwill by reportable segment as of December 31, 2002 and 2001, was as follows:
                                               2002          2001
                                           --------      --------
          Pharmaceutical Systems           $ 33,500      $ 28,700
          Drug Delivery Systems               2,000         2,000
                                           --------      --------
                                           $ 35,500      $ 30,700
                                           --------      --------
                                           --------      --------

     The following table  reconciles the reported net income (loss) and earnings
(loss) per share to that which would have resulted had the non-amortization provisions of SFAS 142 been applied to the periods ended December 31, 2001 and 2000:

                                                           2001            2000
                                                       ---------       ---------
    As reported
      Income from continuing operations                $ 19,700        $ 20,000
      Discontinued operations                           (24,900)        (18,400)
                                                       ---------       ---------
      Net (loss) income                                $ (5,200)       $  1,600
      Goodwill amortization, net of tax                   1,200           1,200
                                                       ---------       ---------
    As adjusted                                        $ (4,000)       $  2,800
                                                       ---------       ---------
                                                       ---------       ---------
    As reported basic earnings (loss) per share
      Continuing operations                            $   1.38        $   1.39
      Discontinued operations                             (1.74)          (1.28)
                                                       ---------       ---------
                                                       $  (0.36)       $   0.11
                                                       ---------       ---------
                                                       ---------       ---------
    As adjusted                                        $  (0.28)       $   0.19
                                                       ---------       ---------
                                                       ---------       ---------
    As reported diluted earnings (loss) per share
      Continuing operations                            $   1.37        $   1.39
      Discontinued operations                             (1.73)          (1.28)
                                                       ---------       ---------
                                                       $  (0.36)       $   0.11
                                                       ---------       ---------
                                                       ---------       ---------
    As adjusted                                        $  (0.28)       $   0.19
                                                       ---------       ---------
                                                       ---------       ---------

     The cost and respective accumulated amortization for the Company's patents, was $11,400 and $4,100, respectively, as of December 31, 2002, and $10,900 and $3,300, respectively, as of December 31, 2001. The cost basis of patents includes the effects of foreign currency translation adjustments. There were no intangibles purchased or acquired during 2002. The weighted average life of patents purchased or acquired in 2001 and 2000 was 17 years and 15 years, respectively. Amortization expense for the years ended December 31, 2002, 2001, and 2000 was $800, $600 and $700, respectively. Estimated amortization for each of the next five years is approximately $700 per year.

Note 12: Property, Plant and Equipment
--------------------------------------
     A summary of property, plant and equipment at December 31 is presented in the following table:
                                   Years of
                                   expected
                                 useful life          2002           2001
                                 ----------------------------------------
Land ...........................                  $  3,000       $  2,700
Buildings and improvements......       5-50        120,100        105,700
Machinery and equipment ........       2-15        301,900        272,900
Molds and dies .................        2-7         56,900         54,600
Construction in progress........                    17,700         22,900
                                 ----------------------------------------
                                                  $499,600       $458,800
                                 ----------------------------------------
                                 ----------------------------------------

Note 13:  Affiliated Companies
------------------------------
     At December 31, 2002, the following affiliated companies were accounted for under the equity method:
                                                        Ownership
                                     Location            interest
                                 ---------------------------------------
West Pharmaceutical
 Services Mexico, S.A. de C.V...     Mexico                 49%
Aluplast S.A. de C.V. .........      Mexico                 49%
Pharma-Tap S.A. de C.V. .......      Mexico                 49%
Daikyo Seiko, Ltd. ............      Japan                  25%
                                 ---------------------------------------

     The Company records equity in net income (loss) of affiliated companies for the period ended October 31.

     A summary of the financial information for these companies is presented below:
                                                     2002           2001
                                                ------------------------
Balance Sheets:
Current assets ................................  $ 80,100       $ 86,200
Noncurrent assets .............................   126,200        136,900
                                                ------------------------
  Total assets ................................  $206,300       $223,100
                                                ------------------------
                                                ------------------------
Current liabilities ...........................  $ 62,400       $ 64,900
Noncurrent liabilities ........................    80,100         93,400
Owners' equity ................................    63,800         64,800
                                                ------------------------
  Total liabilities and owners' equity.........  $206,300       $223,100
                                                ------------------------
                                                ------------------------

                                                   2002        2001        2000
                                             -----------------------------------
Income Statements:
Net sales ...............................       $81,800     $81,500     $87,200
Gross profit ............................        18,100      18,500      21,800
Net income ..............................         1,200       2,500       4,800
                                             -----------------------------------

     During 2002, the Company's Mexican affiliates recorded a restructuring charge related to the consolidation of two of its rubber molding operations. Equity in net income (loss) of affiliated companies includes $800 related to this restructuring. The amount represents severance charges for approximately 114 employees. As of December 31, 2002, all employees have been terminated and all related payments have been made.

     In connection with the plant consolidation, the Company advanced $1,000 to its Mexican affiliate. The note, which is denominated in U.S. dollars, is at a 4% interest rate and is due in 2005.

     Unremitted income of affiliated companies included in consolidated retained earnings amounted to $12,700, $12,900 and $12,600 at December 31, 2002, 2001 and 2000, respectively. Dividends received from affiliated companies were $100 in 2002, $200 in 2001 and $200 in 2000.

     The Company's equity in unrealized gains and losses of Daikyo Seiko, Ltd.'s investment in securities available for sale included in accumulated other comprehensive income, a separate component of shareholders' equity, was $(300), $0 and $100 at December 31, 2002, 2001 and 2000, respectively. The unrealized losses in 2002, 2001 and 2000 are net of income tax benefits of $200, $100 and $500, respectively.

     Company purchases and royalty payments to affiliates totaled approximately $11,500 and $12,600, respectively, in 2002 and 2001, of which $1,800 and $400 was due and payable as of December 31, 2002 and 2001, respectively. These transactions primarily relate to a non-exclusive distributorship agreement allowing the Company to purchase and re-sell Daikyo products. Sales to affiliates were $1,000 and $500, respectively, in 2002 and 2001, of which $200 and $0 were receivable as of December 31, 2002 and 2001.

Note 14: Benefit Plans
----------------------
     The Company and certain domestic and international subsidiaries sponsor defined benefit pension plans. In addition, the Company provides minimal life insurance benefits for certain United States retirees and pays a portion of healthcare (medical and dental) costs for retired United States salaried employees and their dependents. Benefits for participants are coordinated with Medicare and the plan mandates Medicare risk (HMO) coverage wherever possible and caps the total contribution for non-HMO coverage.

     The expense (income) components of net pension income are as follows:

                                       Pension benefits                  Other retirement benefits
                              -----------------------------------------------------------------------
                                  2002        2001        2000           2002       2001        2000
                              -----------------------------------------------------------------------
Service cost ...............  $  3,300     $  3,500     $  3,400       $  400     $  300     $   300
Interest cost ..............     9,700        9,600        9,200          600        600         500
Expected return
  on assets ................   (16,000)     (19,100)     (21,300)          --         --          --
Amortization of
  unrecognized
  transition asset..........      (700)        (700)        (700)          --         --          --
Amortization of
 prior service cost.........       600          500          500       (1,400)    (1,400)     (1,500)
Recognized actuarial
 losses (gains).............       100       (1,900)      (5,100)          --       (100)       (100)
                              -----------------------------------------------------------------------
Pension (income) ...........  $ (3,000)    $ (8,100)    $(14,000)      $ (400)    $ (600)   $   (800)
                              -----------------------------------------------------------------------
                              -----------------------------------------------------------------------

     The following tables provide a reconciliation of the benefit obligation, plan assets and funded status of the plans:

                                                                           Other
                                        Pension benefits            retirement benefits
                                   -----------------------------------------------------
                                        2002          2001            2002         2001
                                   -----------------------------------------------------
Change in benefit obligation:
Benefit obligation,
 January 1 ....................    $(141,900)    $(132,000)       $ (8,100)    $ (7,200)
Service cost ..................       (3,300)       (3,500)           (400)        (300)
Interest cost .................       (9,700)       (9,600)           (600)        (600)
Participants' contributions....         (300)         (300)           (300)        (200)
Actuarial loss.................      (13,300)       (5,200)           (900)        (400)
Amendments/transfers in .......       (2,400)         (400)           (500)          --
Benefits/expenses paid ........        8,800        10,000             700          600
Curtailment loss ..............           --        (1,300)             --           --
Foreign currency translation...       (2,000)          400              --           --
Benefit obligation,                -----------------------------------------------------
 December 31 ..................    $(164,100)    $(141,900)       $(10,100)    $ (8,100)
                                   -----------------------------------------------------

Change in plan assets:
Fair value of
 assets, January 1 ............    $ 173,700     $ 206,600        $     --     $     --
Actual return
 on assets ....................      (24,800)      (23,700)             --           --
Employer contribution .........        1,000           800             400          400
Participants' contributions....          300           300             300          200
Benefits/expenses paid ........       (8,800)      (10,000)           (700)        (600)
Foreign currency translation...          800          (300)             --           --
                                   -----------------------------------------------------
Fair value of plan
 assets, December 31 ..........    $ 142,200     $ 173,700        $     --     $     --
                                   -----------------------------------------------------
Funded status:
Assets (less than)
 in excess benefits............    $ (21,900)    $  31,800        $(10,100)    $ (8,100)
Unrecognized net
 actuarial loss (gain).........       60,800         6,200            (200)      (1,100)
Unrecognized
 transition asset .............        1,200           400              --           --
Unrecognized
 prior service cost............        5,200         3,300             800       (1,100)
                                   -----------------------------------------------------
                                   $  45,300     $  41,700        $ (9,500)    $(10,300)
                                   -----------------------------------------------------
December 31:
Prepaid asset..................    $  53,000     $  48,300        $     --     $     --
Other long-term liabilities....      (17,200)      (11,200)         (9,500)     (10,300)
Accumulated other
 comprehensive income..........        7,800         4,400              --           --
Other intangibles..............        1,700           200              --           --
                                   ----------------------------------------------------
                                   $  45,300     $  41,700        $ (9,500)    $(10,300)
                                   ----------------------------------------------------

     In 2001, the Company paid termination benefits and severance pay from the pension plan assets to employees terminated during the 2000 restructuring program. These charges, which were included in the restructuring charge recorded in 2000, increased the benefit obligation by $1,300.

     The aggregate projected benefit obligation and aggregate fair value of plan assets for pension plans with obligations in excess of plan assets were $164,100 and $142,200, respectively, as of December 31, 2002, and $19,600 and $8,100, respectively, as of December 31, 2001. Weighted average assumptions as of December 31 are as follows:
                                                   Other retirement
                            Pension benefits           benefits
                            -----------------------------------------
                             2002      2001        2002          2001
                            -----------------------------------------
Discount rate ..............  6.4%     7.1%         6.5%         7.3%
Rate of compensation
 increase ..................  4.8%     5.0%          --           --
Long-term rate of
 return on assets ..........  8.9%     9.4%          --           --
                            -----------------------------------------

     The assumed healthcare cost trend used is 6.5% for all participants in 2002, decreasing to 5.5% by 2005. Increasing or decreasing the assumed trend rate for healthcare costs by one percentage point would result in a $500 increase or decrease, respectively, in the accumulated benefit obligation. The related change in the aggregate service and interest cost components of the 2002 plan expense would be a $100 increase or decrease, respectively.

     The Company provides certain post-employment benefits for terminated and disabled employees, including severance pay, disability-related benefits and healthcare benefits. These costs are accrued over the employee's active service period or, under certain circumstances, at the date of the event triggering the benefit.

     The Company also sponsors a defined contribution savings plan for certain salaried and hourly United States employees. Company contributions are equal to 50% of each participant's contribution up to 6% of the participant's base compensation. Company contributions were $1,300 in 2002, 2001 and 2000.

Note 15: Debt
-------------
     Short-Term: Notes payable in the amounts of $4,100 and $4,400 at December 31, 2002 and 2001, respectively, are payable within one year and bear interest at a weighted average interest rate of 5% and 4%, respectively.

     Long-Term:

At December 31,                                        2002             2001
                                                  --------------------------
Unsecured:
Senior notes due 2009 (6.81%)..................    $100,000         $100,000
Revolving credit facility, due 2005 (3.4%).....      59,200           67,600
Tax-exempt industrial revenue bonds,
 due 2005  (1.77%)..............................         --            6,100
Subordinated debentures, due 2002 (6.50%).......         --            3,700
Other notes, due 2003 (6.8% to 9.2%)............     11,700           11,200
                                                  --------------------------
Total long-term debt ...........................    170,900          188,600
Less current portion ...........................     11,700            4,300
                                                  --------------------------
                                                   $159,200         $184,300
                                                  --------------------------
                                                  --------------------------

     In April 1999, the Company entered into an agreement with five insurance companies to borrow a total of $100,000 for ten years at a coupon rate of 6.81%; the effective interest rate is 6.91%. Interest is payable quarterly. The proceeds were used to repay debt under existing lines of credit, for the acquisition of the clinical services business and for general corporate purposes.

     In July 2000, the Company signed a $135,000 multi-currency revolving credit agreement. The credit agreement consisted of a $70,000, five-year revolving credit facility and a $65,000, 364-day line of credit. In July 2002 and 2001, the 364-day line of credit was renewed at $44,500, making the total available line $114,500 at December 31, 2002 and 2001. Interest on these facilities is charged at the applicable London Inter-Bank Offering Rates (LIBOR) plus a margin dependent on the Company's debt to total capital ratio. Commitment fees on these credit agreements also fluctuate according to the Company's debt to total capital ratio with a maximum commitment fee of 20 basis points on the 364-day facility and 25 basis points on the five-year facility. As of December 31, 2002 and 2001, the Company had borrowed $59,200 and $44,500, respectively, directly under the five-year facility. These borrowings were recorded as long-term debt. Notes payable of $23,100 under uncommitted facilities were also classified as long-term debt as of December 31, 2001, as the Company had the intent and ability to refinance these obligations on a long-term basis under the five-year facility.

     At  December  31,  2001,  $4,300  par value  subordinated  debentures  were outstanding. The debentures were reflected in the balance sheet net of a $600 unamortized discount. These debentures were repaid during 2002 (see "Discontinued Operations").

     During 2002, the Company repaid the $6,100 industrial revenue bonds. The bonds, which were not due until 2005, were repaid early. At issuance of the bonds, proceeds that were not required for the respective construction projects were invested by the Company. The excess funds and earnings were restricted to servicing the debt.

     Long-term debt maturing in the years following 2003 is: $0 in 2004, $59,200 in 2005, $0 in 2006, $0 in 2007 and $100,000 thereafter.

     Certain of the financing agreements, among other things, require the maintenance of working capital, interest coverage, debt-to-capitalization and tangible net worth ratios, and restrict the sale of assets.

     Interest costs incurred during 2002, 2001 and 2000 were $11,300, $14,300 and $13,900, respectively, of which $700, $800 and $800, respectively, were capitalized as part of the cost of acquiring certain assets.

     Interest expense, net in 2002, 2001, and 2000, included interest income of $1,100, $1,500 and $2,000, respectively.

     At December 31, 2002, the Company has one interest rate swap contract outstanding with a notional value of British Pounds Sterling 6,950 at a fixed interest rate of 7.23% through 2003. Three interest rate swaps with notional values of $3,000 each, to fix the interest rates at 6.54%, 6.775% and 6.51% matured in April, July and August 2001, respectively. Under the terms of the contract, the Company makes periodic interest payments based on the fixed rate of interest on the notional principal amount to a counterparty that makes payments based on a market interest rate. The net interest expense recognized in connection with these agreements was $300 in 2002 and $200 in both 2001 and 2000.

Note 16: Financial Instruments
------------------------------
     The following disclosure reflects the estimated fair value of financial instruments of the Company as of December 31:

                                    Carrying value              Estimated fair value
                              --------------------------------------------------------
Asset (liability)                    2002         2001             2002          2001
-----------------             --------------------------------------------------------
Cash and cash equivalents ...   $  33,200    $  42,100        $  33,200     $  42,100
Short- and long-term debt ...    (175,000)    (193,000)        (175,500)     (187,500)
Interest rate swaps..........        (200)        (300)            (200)         (300)
Forward exchange contracts(a)          --           --               --           --
                              --------------------------------------------------------

(a) The estimated fair value of forward exchange contracts was less than $100 at December 31, 2002 and 2001.

     Methods used to estimate the fair market values of the above listed financial instruments are as follows: cash and cash equivalents, due to their short maturity, are estimated at carrying values that approximate market; debt is estimated based on current market quotes for instruments of similar maturity; interest rate swaps and forward exchange rate contracts are valued at published market prices, market prices of comparable instruments or quotes.

     On January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Financial Instruments and Hedging Activities," as amended. SFAS 133 requires the Company to recognize all derivatives as either assets or liabilities and measure those instruments at fair value as of the balance sheet date. The change in fair value is recorded each period in earnings or other comprehensive income depending on its hedging designation. At the adoption of the statement, the Company recorded a charge to other comprehensive income of $200, net of tax, to recognize the fair value of its derivative instruments.

     The Company uses interest rate swaps and forward exchange contracts to minimize the economic exposure related to fluctuating interest and foreign exchange rates. Derivatives used by the Company are highly effective as all of the critical terms of the derivative instruments match the hedged item. Effectiveness is measured on a quarterly basis. The Company did not record any amounts to the statement of income as a result of ineffectiveness for the year ended December 31, 2002.

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

     During the year ended December 31, 2002, unrealized losses of $100, net of tax, were recorded to other comprehensive income and $200, net of tax, was reclassified from other comprehensive income to the statement of income (interest expense). As of December 31, 2002, net losses on derivatives of $200 were included in accumulated other comprehensive income. The remaining balance will be reclassified to the statement of income during 2003 as the swap expires in October 2003.

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

     In 2002, the Company entered into an arrangement to hedge the net investment in a foreign operation. The Company's strategy was to minimize the exposure to foreign currency fluctuations by employing borrowings in the functional currency of the foreign operation to hedge the net assets denominated in the operation's functional currency. The 10,000 British Pound Sterling borrowed under the Company's five-year long-term revolving credit facility has been designated as a hedge of the Company's investment in its U.K. subsidiaries. As of December 31, 2002, a $1,500 loss is included in the cumulative foreign currency translation adjustment related to this hedge.

Note 17: Capital Stock
----------------------
     Purchases (sales) of common stock held in treasury during the three years ended December 31, 2002, are as follows:


                                       2002            2001           2000
                               ---------------------------------------------
Shares held, January 1.......     2,821,300       2,854,800       2,501,400
Purchases ...................         2,900           2,400         402,100
Stock option exercises ......      (121,400)        (35,900)        (48,700)
Donation of shares...........       (18,100)             --              --
                               ---------------------------------------------
Shares held, December 31 ....     2,684,700       2,821,300       2,854,800
                               ---------------------------------------------
                               ---------------------------------------------

     In April 2002, the Company's Board of Directors authorized the donation of up to 40,000 shares of the Company's stock over the next three years to a related party charitable organization. During 2002, the Company donated 18,100 shares held in treasury to this organization.

     In 2000, the Company established a nonqualified deferred compensation plan for designated executive officers. Deferred amounts are invested in funds at the executives' election. The plan requires that a portion of the deferred amount be invested in the Company's stock. Purchases of the Company's stock by the plan were 2,900 shares in 2002 and 2,400 shares annually in both 2001 and 2000. As of December 31, 2002, there were 7,700 shares of the Company's stock held by the plan.

     In 1999, the Company's Board of Directors authorized the purchase of up to one million shares of the Company's common stock in open market or privately negotiated transactions. The Company acquired 399,700 shares in 2000 at an average price of $26.77 per share. The Company has not acquired any shares under this plan in 2001 and 2002. Cumulative purchases under the plan total 930,500 shares.

     The Company maintains an employee stock purchase plan, which provides for the sale of the Company's common stock to substantially all employees at 85% of fair market value. The plan expires on December 31, 2006. An employee's purchases are limited annually to 10% of base compensation. Shares are purchased in the open market.

Note 18: Stock Option and Award Plans
-------------------------------------
     The Company has two long-term incentive plans for officers and key management employees of the Company and its subsidiaries. Options may no longer be granted under one of the plans. The plans provide for the grant of stock options, stock appreciation rights, restricted stock awards and performance awards. At December 31, 2002, there were 331,000 shares of common stock available for future grants. A committee of the Board of Directors determines the terms and conditions of grants, except that the exercise price of certain options cannot be less than 100% of the fair market value of the stock on the date of grant. All stock options and stock appreciation rights are exercisable at the date indicated in connection with their issuance, but not later than 10 years after the date of grant. Option activity is summarized in the following table:

                                   2002             2001             2000
                              --------------------------------------------
Options outstanding,
 January 1 ...........        1,865,200        1,667,000        1,059,600
Granted ..............          316,000          360,000          820,000
Exercised ............         (134,600)         (59,700)         (47,800)
Forfeited ............          (18,700)        (102,100)        (164,800)
                              --------------------------------------------
Options outstanding,
 December 31 .........        2,027,900         1,865,200       1,667,000
Options exercisable,
 December 31 .........        1,393,900         1,020,700         751,300
                             ---------------------------------------------
                             ---------------------------------------------

Weighted Average
 Exercise Price
                                    2002             2001             2000
                             ---------------------------------------------
Options outstanding,
 January 1 ...........            $27.65           $27.86           $29.15
Granted ..............             28.35            26.02            25.98
Exercised ............             27.20            22.26            24.56
Forfeited ............             28.74            28.50            28.32
                             ---------------------------------------------
Options outstanding,
 December 31 .......              $27.78           $27.65           $27.86
Options exercisable,
 December 31 .......              $28.04           $28.77           $29.41
                             ---------------------------------------------
                             ---------------------------------------------

     The range of exercise prices at December 31, 2002, was $23.66 to $32.84 per share.

     Under the Company's management incentive plan, participants are paid cash bonuses on the attainment of certain financial goals. Bonus participants are required to receive 25% of the value of their bonus, after certain adjustments for taxes payable, in shares of the Company's common stock at current fair market value. Bonus participants are given a restricted stock award equal to one share for each four shares of common stock issued with bonus awards. The restricted stock awards vest at the end of four years provided that the participant has not made a disqualifying disposition of the stock purchased. Restricted stock award grants were 4,100 shares in 2002 and 4,500 shares in 2000. Restricted stock forfeitures of 700 shares, 1,300 shares and 1,500 shares occurred in 2002, 2001 and 2000, respectively. Compensation expense is recognized over the vesting period based on the fair market value of common stock on the award date: $28.83 per share in 2002 and $26.06 per share in 2000. There were no restricted stock awards granted in 2001.

     In 1999, the Company replaced its previously existing non-qualified stock option plan for non-employee directors. The new plan made 125,000 shares available for future grants to plan participants. Options granted under the new plan vest over a three-year period. At December 31, 2002, 47,000 options remain available for future grants. The Company's former plan was terminated in 1999 and no future grants will be made under that plan; 12,000 options granted under the former plan remain outstanding at December 31, 2002. The exercise price on all options is established at the market value of the Company's common stock on the date of grant. Option activity under the non-employee directors' plan(s) is summarized below:

                                   2002             2001             2000
                        --------------------------------------------------

Options outstanding,
 January 1 .........             66,000           79,500           96,000
Granted ............             37,500               --               --
Exercised...........             (3,000)          (6,000)          (3,000)
Forfeited...........            (10,500)          (7,500)         (13,500)
                        --------------------------------------------------
Options outstanding,
 December 31 .......             90,000           66,000           79,500
Options exercisable,
 December 31 .......             52,500           52,500           49,500
                        --------------------------------------------------
                        --------------------------------------------------

Weighted Average
 Exercise Price
                                   2002             2001             2000
                        --------------------------------------------------
Options outstanding,
 January 1 .........             $31.55           $30.62           $30.04
Granted ............              27.89               --               --
Exercised ..........              28.13            22.69            22.69
Forfeited...........              28.50            28.78            28.25
                        --------------------------------------------------
Options outstanding,
 December 31 .......             $30.50           $31.55           $30.62
Options exercisable,
 December 31 .......             $32.36           $31.22           $29.27
                        --------------------------------------------------
                        --------------------------------------------------

     The range of exercise prices at December 31, 2002, was $25.73 to $32.84 per share.

     Stock options outstanding under all plans totaled 2,117,900 at December 31, 2002. The weighted average remaining contractual life at December 31, 2002, for all plans is 5.4 years. For 2002, 2001 and 2000, stock options of 2,117,900, 862,700 and 1,677,000, respectively, were excluded from the computation of diluted earnings per share due to their antidilutive effect.

     The weighted average fair value per option granted in 2002, 2001 and 2000 using the Black-Scholes option-pricing model, was $5.04, $4.95 and $6.47, respectively. The following assumptions were used to compute the fair value of the option grants in 2002, 2001 and 2000: a risk-free interest rate of 3.3%, 4.4% and 6.0%, respectively; stock volatility of 26.8%, 23.1% and 23.2%, respectively; and dividend yields of 4.4%, 3.0% and 2.8%, respectively. Expected lives averaged 6 years for options granted in 2002, 5 years for options granted in 2001 and 6 years for options granted in 2000 under the key management employee plan.

Note 19: Commitments and Contingencies
--------------------------------------
     At December 31, 2002, the Company was obligated under various operating lease agreements with terms ranging from one month to 20 years. Rental expense in 2002, 2001 and 2000 was $6,500, $6,300 and $6,200, respectively. Minimum rentals for noncancelable operating leases with initial or remaining terms in excess of one year are: 2003-$6,400; 2004-$6,000; 2005-$5,600; 2006-$5,000;
2007-$5,300 and thereafter $30,100. Minimum operating lease payments have been reduced by related minimum sublease income.

     At December 31, 2002, outstanding unconditional contractual commitments for the purchase of equipment and raw materials amounted to $4,900, all of which is due to be paid in 2003.

     The Company has accrued the undiscounted estimated cost of environmental compliance expenses related to soil or groundwater contamination at current and former manufacturing facilities. In 2002, the Company reduced its accrued liability by $400 to reflect the acceptance of finalized remediation plans by relevant state regulatory authorities at two sites. Based on consultants' estimates of the costs of remediation in accordance with applicable regulatory requirements, the Company believes the accrued liability of $900, included in other current liabilities at December 31, 2002, is sufficient to cover the future costs of these remedial actions, which are expected to be carried out over the next several years. The Company has not anticipated any possible recovery from insurance or other sources.

     At December 31, 2002, the Company had outstanding letters of credit of $500. The letters of credit act as a guarantee of payment to certain third parties in accordance with specified terms and conditions.

Note 20: New Accounting Standards
--------------------------------
     In July 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 requires that a liability for costs associated with a disposal activity, including those related to employee termination benefits, be recognized when the liability is incurred, and not necessarily at the date of an entity's commitment to an exit plan as had been the practice under the prior accounting guidance. The Company adopted SFAS 146 on January 1, 2003.

     In November 2002, FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45) was issued. FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees that it has issued. The disclosure requirements of FIN 45 are effective for financial statements ending after December 15, 2002. FIN 45 also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The recognition provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The Company believes that FIN 45 will not have a material effect on its consolidated financial position or results of operations.

     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." This statement provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions for entities that retain the 'intrinsic value' method of accounting. The Company intends to continue the intrinsic value method of accounting. The Company will disclose the pro-forma effect on net income and earnings per share of applying the fair value method to all stock-based compensation awards in the notes to its interim and annual financial statements as required by the statement.

Note 21: Subsequent Event
-------------------------
     On January 29, 2003, an explosion and fire occurred at the Company's Kinston, N.C., plant. Six people lost their lives and many others were injured in the accident, which caused substantial damage to the building, machinery, equipment and inventories. The Company is aggressively implementing a manufacturing recovery plan to restore production to pre-accident levels utilizing resources and capacity at other plant locations, as well as selected third-party vendors. Management is also working with customers and the Food and Drug Administration to satisfy critical product requirements while minimizing the effects on customers' production plans and inventories.

     At this time, the Company has identified items associated with the Kinston accident that are likely to have financial implications and has estimated certain of those items. Management expects that, as a result of capacity limitations, up to $5 million of sales that would otherwise have occurred in the first and second quarters of 2003 will be delayed, but that the revenue is substantially recoverable in the second half of the year. The Company maintains business interruption insurance under which it expects to recover lost profits attributable to lost sales or additional costs associated with the recovery plan.

     The Company currently expects to incur pre-tax costs of between $4.0 million and $6.0 million, net of insurance recoveries during the first half of 2003. The estimated costs are for retained risk, or deductibles, under applicable insurance policies, for costs not normally or fully compensable by insurance, and the cost of reinstating or replacing insurance coverage in the wake of the loss. Management is confident that, except for these costs, the property and business interruption losses are fully insured.

     The Company is not able at this time to estimate the ultimate impact of any liability claims and related costs that may arise as a result of the accident.

Report of Management

     The Company's management is responsible for the integrity, reliability and objectivity of publicly reported financial information. Management believes that the financial statements as of and for the year ended December 31, 2002, have been prepared in conformity with accounting principles generally accepted in the United States of America and that information presented in this Annual Report is consistent with those statements. In preparing the financial statements, management makes informed judgments and estimates where necessary, with appropriate consideration given to materiality.

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


 /s/ Donald E. Morel, Jr., Ph.D.
-------------------------------------
Donald E. Morel, Jr., Ph.D.
President and Chief Executive Officer


/s/ Linda R. Altemus
-------------------------------------
Linda R. Altemus
Vice President and Chief Financial Officer

Report of Independent Accountants

To the Shareholders and the Board of Directors of West Pharmaceutical Services, Inc.:

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of comprehensive income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of West Pharmaceutical Services, Inc. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     As discussed in Note 1 to the Consolidated Financial Statements, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" in 2002 and Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, and Financial Accounting Standards No.144, "Accounting for Impairment or Disposal of Long-Lived Assets," in 2001.



/s/ PricewaterhouseCoopers LLP
------------------------------
PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
March 3, 2003

Five-Year Summary
West Pharmaceutical Services, Inc. and Subsidiaries
(in thousands of dollars, except per share data)

                                                                  2002          2001          2000
                                                              -----------------------------------------
SUMMARY OF OPERATIONS
Net sales .................................................  $ 419,700       392,300       372,500
Operating profit ..........................................  $  26,700        39,900        40,200
Income from continuing operations .........................  $  12,800        19,700        20,000
Income (loss) from discontinued operations.................  $   5,600       (24,900)      (18,400)
                                                              -----------------------------------------
Net income (loss)..........................................  $  18,400        (5,200)        1,600
                                                              -----------------------------------------
Income per share from continuing operations:
 Basic (a) ................................................  $     .89          1.38          1.39
 Assuming dilution (b) ....................................  $     .89          1.37          1.39
Income (loss) per share from discontinued operations:
 Basic (a) ................................................  $     .39         (1.74)        (1.28)
 Assuming dilution (b) ....................................  $     .39         (1.73)        (1.28)
Average common shares outstanding .........................     14,434        14,336        14,407
Average shares assuming dilution ..........................     14,434        14,348        14,409
Dividends paid per common share ...........................  $     .77           .73           .69
                                                              -----------------------------------------
Research, development and engineering expenses ............  $  21,500        17,800        17,100
Capital expenditures ......................................  $  37,700        45,200        47,700
                                                              -----------------------------------------
YEAR-END FINANCIAL POSITION
Working capital ...........................................  $  73,600        83,200        93,800
Total assets ..............................................  $ 536,800       511,300       557,400
Total invested capital:
 Total debt ...............................................  $ 175,000       193,000       199,400
 Minority interests .......................................  $      --            --         1,000
 Shareholders' equity .....................................  $ 201,500       176,800       204,800
                                                              -----------------------------------------
Total invested capital.....................................  $ 376,500       369,800       405,200
                                                              -----------------------------------------
PERFORMANCE MEASUREMENTS
Gross margin (c) ..........................................  %    28.0          29.3          28.9
Operating profitability (d) ...............................  %     6.4          10.2          10.8
Tax rate ..................................................  %    24.0          30.7          34.7
Asset turnover ratio (e) ..................................        .80           .73           .67
Return on average shareholders' equity ....................  %     9.8          (2.7)           .7
Total debt as a percentage of total invested capital ......  %    46.5          52.2          49.2
                                                              -----------------------------------------
Stock price range ........................................   $32.50-16.25    28.35-22.75   31.88-19.63
                                                              -----------------------------------------

Performance measurements represent indicators commonly used in the financial community. They are not measures of financial performance under generally accepted accounting principles.
(a) Based on average common shares outstanding.
(b) Based on average shares, assuming dilution.
(c) Net sales minus cost of goods sold, including applicable depreciation and amortization, divided by net sales.
(d) Operating profit divided by net sales.
(e) Net sales divided by average total assets.


2002 includes a net restructuring charge of $.51 per share, tax benefits of $.17 per share resulting from a change in tax law, a $.06 per share charge related to the restructuring of one of the Company's affiliates and a foreign currency exchange gain of $.05 per share.
2001 includes a net restructuring charge that reduced operating results by $.08 per share.
2000 includes tax benefits totaling $.11 per share realized upon the favorable resolution of tax issues connected to the 1997 reorganization of the Company's German subsidiaries, and includes a net restructuring charge that reduced operating results by $.34 per share.
1999 includes net tax benefits totaling $.16 per share related to a favorable determination of a prior years' tax appeal and the refund of taxes paid previously as a result of a dividend, and includes for the first time results of the clinical service business acquired on April 20, 1999.
1998 includes a charge for acquired research and development and a restructuring charge that reduced operating results by $1.72 per share and $.15 per share, respectively, and includes for the first time the results of two companies acquired in 1998.

Five-Year Summary
West Pharmaceutical Services, Inc. and Subsidiaries
(in thousands of dollars, except per share data)

                                                                 1999         1998
SUMMARY OF OPERATIONS                                       -------------------------
Net sales ................................................. $ 390,200      367,200
Operating profit .......................................... $  60,300       22,500
Income from continuing operations ......................... $  36,400        1,400
Income (loss) from discontinued operations................. $   2,300        5,300
                                                            -------------------------
Net income(loss) .......................................... $  38,700        6,700
                                                            -------------------------
Income per share from continuing operations:
 Basic (a) ................................................ $    2.44          .09
 Assuming dilution (b) .................................... $    2.42          .08
Income (loss) per share from discontinued operations:
 Basic (a) ................................................ $     .15          .32
 Assuming dilution (b) .................................... $     .15          .32
Average common shares outstanding .........................    14,914       16,435
Average shares assuming dilution ..........................    15,048       16,504
Dividends paid per common share ........................... $     .65          .61
                                                              -----------------------
Research, development and engineering expenses ............ $  14,200       12,200
Capital expenditures ...................................... $  39,300       35,100
                                                              -----------------------
YEAR-END FINANCIAL POSITION
Working capital ........................................... $  80,700       53,000
Total assets .............................................. $ 551,800      508,100
Total invested capital:
 Total debt ............................................... $ 171,100      141,100
 Minority interests ....................................... $     800          600
 Shareholders' equity ..................................... $ 231,200      230,100
                                                              -----------------------
Total invested capital..................................... $ 403,100      371,800
                                                              -----------------------
PERFORMANCE MEASUREMENTS
Gross margin (c) .......................................... %    33.9         33.1
Operating profitability (d) ............................... %    15.5          6.1
Tax rate .................................................. %    31.4         93.1
Asset turnover ratio (e) ..................................       .74          .74
Return on average shareholders' equity .................... %    16.8          2.6
Total debt as a percentage of total invested capital ...... %    42.5         37.9
                                                              -----------------------
Stock price range ........................................  $40.44-30.88  35.69-25.75

Quarterly Operating and Per Share Data (Unaudited)
West Pharmaceutical Services, Inc. and Subsidiaries
(in thousands of dollars, except per share data)

                                                  First     Second      Third     Fourth       Full
                                                Quarter    Quarter    Quarter    Quarter       Year
                                               ----------------------------------------------------
2002
----
Net sales....................................  $101,700   $106,500   $104,100   $107,400   $419,700
Gross profit.................................    30,800     30,700     26,300     29,800    117,600
Income (loss) from continuing operations.....     6,300      5,200     (2,000)     3,300     12,800
Discontinued operations, net.................      (200)       100      5,600        100      5,600
                                               ----------------------------------------------------
Net income...................................     6,100      5,300      3,600      3,400     18,400
                                               ----------------------------------------------------
Basic earnings (loss) per share
 Continuing operations.......................      0.44       0.36      (0.14)      0.23       0.89
 Discontinued operations.....................     (0.02)      0.01       0.39       0.01       0.39
                                               ----------------------------------------------------
                                                   0.42       0.37       0.25       0.24       1.28
                                               ----------------------------------------------------
Diluted earnings (loss) per share
 Continuing operations.......................      0.44       0.36      (0.14)      0.23       0.89
 Discontinued operations.....................     (0.02)      0.01       0.39       0.01       0.39
                                               ----------------------------------------------------
                                                   0.42       0.37       0.25       0.24       1.28
                                               ----------------------------------------------------
2001 (a)
-----
Net sales....................................  $ 98,700   $ 99,900   $ 95,500   $ 98,200   $392,300
Gross profit.................................    29,400     29,500     26,400     29,500    114,800
Income from continuing operations............     5,500      3,000      5,800      5,400     19,700
Discontinued operations, net.................      (100)       100        100    (25,000)   (24,900)
                                               ----------------------------------------------------
Net income (loss)............................     5,400      3,100      5,900    (19,600)    (5,200)
                                               ----------------------------------------------------
Basic earnings (loss) per share..............
 Continuing operations.......................      0.39       0.20       0.40       0.38       1.38
 Discontinued operations.....................     (0.01)      0.02       0.01      (1.74)     (1.74)
                                               ----------------------------------------------------
                                                   0.38       0.22       0.41      (1.36)     (0.36)
                                               ----------------------------------------------------
Diluted earnings (loss) per share............
 Continuing operations.......................      0.39       0.20       0.40       0.38       1.37
 Discontinued operations.....................     (0.01)      0.02       0.01      (1.74)     (1.73)
                                               ----------------------------------------------------
                                                   0.38       0.22       0.41      (1.36)     (0.36)
                                               ----------------------------------------------------

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

(a) Results for 2001 include the amortization of goodwill. The Company adopted SFAS 142 as of January 1, 2002, and therefore ceased the amortization of goodwill in 2002.

First quarter 2002 results include  a foreign  currency  exchange gain. See Note
 "Other Income (Expense)."
Third quarter 2002 results include the write-off of the Company's information systems implementation project, the writedown of an investment,the tax benefit resulting from a change in tax law, and the restructuring of one of the Company's affiliates. See Notes "Restructuring Charges," "Income Taxes," and "Affiliated Companies."
Fourth quarter 2002 results include severance provisions primarily associated with the termination of the information systems implementation project. See Note "Restructuring Charges".
Second  quarter  2001 results  include a charge  related to the  termination  of certain management positions. See Note "Restructuring Charges."
Third quarter 2001 results  include an adjustment on the sale of a manufacturing facility held for sale from restructuring. See Note "Restructuring Charges." Fourth quarter 2001 results include a tax adjustment on the third quarter sale.