Form 10-K, Exhibit 13
period 2003-12-31
WEST PHARMACEUTICAL SERVICES INC
filed 2004-03-12
CIK 105770

FINANCIAL REVIEW

COMPANY OVERVIEW

   West Pharmaceutical Services, Inc. (the Company) provides systems and device components, primarily for parenterally administered drugs, and develops proprietary drug formulation and delivery technology for nasal and targeted oral delivery of pharmaceutical products. These distinct but complementary businesses are organized into two reportable segments: Pharmaceutical Systems and Drug Delivery Systems. West serves a customer base consisting of virtually every major pharmaceutical manufacturer, as well as many generic drug manufacturers, biotechnology companies and medical device firms. The Company has manufacturing locations in North and South America, Europe and Singapore, with partners in Mexico and Japan.
   The Pharmaceutical Systems segment develops, manufactures and sells components and systems for injectable, transmucosal, oral and pulmonary drug delivery, including those used for parenteral drug delivery. The closure systems include elastomeric stoppers, which come into direct contact with drug compounds and therefore are subject to demanding regulatory requirements, and aluminum seals sold with and without plastic buttons. The aluminum seals and plastic button components are sold in various sizes, shapes and colors to provide customers with product differentiation and anticounterfeiting features. The segment also manufactures elastomer components for blood collection systems, intravenous drug delivery systems, and empty and pre-filled syringes. Other products in this segment are manufactured from plastics, including child-resistant and tamper-evident closures; dispensers for personal care products, such as unique toothpaste dispensers; and components used to seal beverage containers.
   The Pharmaceutical Systems segment has three business units: the Americas, Europe/Asia and the Device Group. The Americas and Europe/Asia business units manufacture and sell the majority of the Company's elastomer and metal component products in their respective geographic regions. The Device Group, formed during 2003, provides added focus to the development and sale of next-generation product delivery systems relying heavily on plastic injection molding and assembly, within the pharmaceutical, diagnostic and consumer markets. The group is focused on opportunities requiring product design, clean room molding, high-speed assembly and regulatory compliance.
   The Pharmaceutical Systems segment operates in a global market growing annually at a rate of approximately 3% to 5% in unit volume. The Company has achieved growth above this level by introducing value-added enhancements such as advanced coating technologies (FluroTec and B2-Coating) and post-manufacturing processes (Westar) for washing, siliconizing and preparing components for customer sterilization processes. Because the Westar process eliminates time and capital-intense operations from a customer's manufacturing process, the Westar product line has experienced steady growth. The Company is currently adding Westar capability to Company facilities in Germany, France and Singapore and expanding capacity in the United States. The global availability of Westar enables customers to manufacture products outside of the United States using West closures that consistently meet the rigorous requirements of the U.S. Food and Drug Administration guidelines.
   Management believes that revenues in the Pharmaceutical Systems segment will grow at a rate slightly above that of the overall market, as it anticipates continued strong customer demand for high-value barrier coatings and Westar processed components, offset partially by industry trends such as pricing pressures, inventory management and mergers and acquisitions. Some of our pharmaceutical company customers are facing patent expirations resulting in competition from generic manufacturers. This risk is mitigated by West's position as a key supplier to numerous emerging generic companies. The impact of dwindling pipelines for major pharmaceutical manufacturers is often mitigated by new drugs purchased or in-licensed from smaller biotechnology companies. The Company lists biotechnology companies among its fastest-growing market segments and has developed a concerted sales and marketing effort to address biotech needs. Advanced coating technologies and Westar processing are examples of our products that satisfy the specific requirements of the biotechnology industry. In the near term, management will focus on replacing the production capacity lost in the accident at the Kinston, N.C., facility. Longer-term efforts will focus on developing high-value processes and products for the Company's traditional pharmaceutical industry customers and for its expanding customer base in the biotechnology industry.
   The Drug Delivery Systems segment is engaged in the development of proprietary drug delivery systems and products for various small molecule and biological active ingredients where alternative methods and routes of administration (e.g., nasal) might improve the therapeutic performance, the side effect profile and/or the cost effectiveness of the therapy. The Company's patented technologies include nasal delivery technologies, using ChiSys (chitosan) and pectin for the delivery of small molecular weight drugs, proteins, peptides, and vaccines, and TARGIT, a polymer-coated starch capsule for the specific delivery of therapeutic agents to the colon and the terminal end of the small intestine. These efforts incorporate internal and client-funded research to develop unique delivery technologies and products. The segment consists of a research and development unit concentrating on the development and commercialization of the Company's patented technologies and products, and a clinical services organization that conducts primarily Phase I and II clinical trials, with capabilities available to support later phases of the drug development process. The business strategy for this segment is focused on advancing products that use the Company's patented drug delivery technologies through early phase clinical trials and then out-licensing the products to pharmaceutical and other firms in exchange for a combination of milestone fees, development cost reimbursements and royalties. Management, combining input from current and potential licensing partners with that from a scientific advisory board including members of leading university, hospital and other research centers, has prioritized its portfolio of projects in order to focus on near-term licensing opportunities.

RESULTS OF OPERATIONS
   The Financial Review of the Company's operating results for the three years ended December 31, 2003, and its financial position as of December 31, 2003, should be read in conjunction with the accompanying consolidated financial statements appearing elsewhere in this report.
   In December 2002, the Company sold its consumer healthcare research unit. In November of 2001, the Company sold its contract manufacturing and packaging operations. These transactions both involved the disposal of a component of the Company for which operations and cash flows were clearly distinguished from the rest of the Company, and accordingly, all prior periods have been restated to reflect the results of these businesses as discontinued operations. In addition, certain reclassifications were made to prior period amounts in order to be consistent with the current period reporting presentation.

NET SALES
   The following table summarizes the Company's sales by product group:

($ in millions)                             2003         2002        2001
--------------------------------------------------------------------------
Pharmaceutical packaging                 $ 341.2      $ 286.2     $ 256.6

Disposable medical components              100.4         88.6        88.1

Personal care/food packaging                32.2         30.7        27.6

Laboratory and other services                9.6          7.3         4.1
--------------------------------------------------------------------------
  Net sales - Pharmaceutical Systems       483.4        412.8       376.4

Clinical services                            5.4          5.3         7.8

Development/licensing revenue                1.9          1.6         8.1
--------------------------------------------------------------------------
  Net sales - Drug Delivery Systems          7.3          6.9        15.9
--------------------------------------------------------------------------
Net sales - Consolidated                 $ 490.7      $ 419.7     $ 392.3
==========================================================================

     Consolidated 2003 net sales increased 17% over sales reported in 2002. Approximately 7% of the sales increase resulted from the strengthening of the euro and other currencies against the U.S. dollar in foreign currency exchange markets. Sales in the Pharmaceutical Systems segment were strong both in international markets (25% growth over 2002, 16% of which was due to foreign currency translation) and in domestic markets (10% growth). The success of customer products for the treatment of diabetes and oncology, as well as various dental applications, led to increased sales of component parts for both prefillable injection systems (pharmaceutical packaging) and non-filled syringes (disposable medical components) in Europe. The increased sales volumes in Europe were made possible by plant expansions in Germany and France that started to come on-line in the fourth quarter of 2002. Several European customers increased in-house inventory levels during 2003, which are expected to result in stock reduction programs and slower sales growth in 2004. In the United States, sales of products sold under the Company's distributorship agreement with Daikyo Seiko, Ltd. were significantly above 2002 levels, with a portion of this demand attributed to quantities purchased for customer product qualification and validation activities which may result in slower sales growth in 2004. Sales growth remained strong both for Westar processed products and for traditionally processed Teflon(R) treated serum stoppers, partially due to customer purchases of safety stock in advance of a pending formulation change. In addition, the successful introduction of West's D-I-D (Decoration-Identification-Differentiation) System, used by customers to combat drug counterfeiting, led to sales growth in the Company's Flip-Off seal product line. Overall price increases accounted for 1.6% of the sales increase over 2002. The sales order backlog for the Pharmaceutical Systems segment at December 31, 2003, was $131.6 million, versus $118.8 million at December 31, 2002, with all of the increase over the prior year attributed to the strength of foreign currencies versus the U.S. dollar.
   Revenues in the Drug Delivery Systems segment were slightly higher than 2002 levels. Revenues were received for both research and development services and the achievement of certain milestones from some of the Company's licensees. In addition, progress was made in advancing other key product development programs, but not to the point where significant milestone revenues were earned in 2003. As a result of increased business development efforts, the clinical services unit experienced a significant revenue increase in the second half of 2003, recovering from the declines experienced during the second half of 2002 and the first half of 2003. The backlog of studies for the clinical services unit at December 31, 2003, was $3.8 million, more than double the amount from the prior year end, indicating stronger sales growth in 2004.
   Consolidated net sales of $419.7 million in 2002 compare with sales of $392.3 million in 2001. Sales in the

        Teflon(R) is a registered trademark of E.I. DuPont de Nemours & Company.

Pharmaceutical Systems segment increased almost 10% in 2002 versus 2001. International sales grew by 15%, while domestic sales increased by 5%. Consistent sales increases were experienced in all pharmaceutical packaging and processing products, led by serum and lyophilization stoppers, and prefillable syringe components. Sales of disposable medical components also increased, led by increased sales of stoppers, plungers and other items used in non-filled syringes. Price increases accounted for 1.5% of the sales increase over 2001. Foreign exchange rates did not impact comparisons of 2002 sales to 2001, as the dollar's decline against European currencies was largely offset by currency devaluation in South America. 2002 revenues in the Drug Delivery Systems segment were $9.0 million lower than 2001 results. Project delays and cancellations led to lower licensing-related revenues from ChiSys and other technologies. In addition, a decrease in the number of studies conducted by our customers in the pharmaceutical outsourcing market contributed to lower sales for the clinical services unit.

OPERATING PROFIT
   The following table summarizes the Company's operating profit by reportable segment, including corporate costs, U.S. pension plan income (expense) and other charges recorded in consolidated operating profit for the three years ended December 31, 2003:

($ in millions)                         2003      2002     2001
-----------------------------------------------------------------
Pharmaceutical Systems segment         $ 88.2    $ 65.1   $ 55.2

Drug Delivery Systems segment           (17.5)    (15.0)    (4.3)

Corporate costs                         (20.1)    (17.9)   (16.2)

Pension income (expense)                 (6.4)      2.7      8.1

Insurance settlement                     17.3        --       --

Restructuring and impairment charges     (7.0)     (9.9)    (2.9)

Foreign exchange gain                      --       1.7       --
-----------------------------------------------------------------
  Consolidated operating profit        $ 54.5    $ 26.7   $ 39.9
=================================================================

PHARMACEUTICAL SYSTEMS
   Operating profit in the Pharmaceutical Systems segment increased by $23.1 million over 2002 results. The strength of European currencies versus the U.S. dollar contributed $5.8 million of the profit improvement. Gross margin was 31.7%, 28.5% and 28.4% in 2003, 2002 and 2001, respectively. In addition to providing the means to achieve higher sales volumes, the completion of the plant expansion projects in Germany and France greatly reduced production inefficiencies and resulted in substantially improved margins from European operations. In the United States, production costs greatly increased following the accident at the Kinston, N.C., rubber molding and compounding facility. Many Kinston employees were temporarily relocated to other production facilities in North America, and additional shifts and overtime were used to increase production at these facilities and at plants in the United Kingdom and Singapore. As a result of these efforts, customers did not suffer any significant interruptions in supply. The increased production costs associated with the manufacturing recovery plan, totaling $9.8 million, were covered by reimbursements obtained under the Company's property and business interruption insurance policy, resulting in gross margins in the United States comparable with prior year levels. Selling, general and administrative costs in the Pharmaceutical Systems segment were approximately 13% of net sales in each period.
   The Company and its principal insurer reached a settlement agreement resulting in the final payment of all amounts due under the policy in February 2004. The settlement agreement covered all of the Company's current and projected claims under the insurance policy. Therefore, no future business interruption reimbursements will be received. The higher production costs, currently estimated at approximately $10 million to $12 million for 2004, are expected to continue until approximately September of 2004, leading to a decline in the gross profit margin in the Pharmaceutical Systems segment. Beginning in the fourth quarter of 2004, the Company expects production capacity to return to historical levels as a new rubber molding facility currently under construction in Kinston becomes fully operational.

DRUG DELIVERY SYSTEMS
   Operating losses in the Drug Delivery Systems segment were $2.5 million above those recorded in 2002. In the second half of 2002 and throughout 2003, the Company funded research and development of a generic version of a nasally delivered allergy product. The Company currently expects to complete a licensing agreement for this product during the first half of 2004 that will provide the Company with milestone and royalty revenue. Operating losses in the clinical services unit remained about equal with 2002 results. In addition to the absence of research costs associated with the development of the generic nasal allergy product, 2001 results benefited from ChiSys licensing revenues associated with a nasal morphine system and a nasal flu vaccine.

CORPORATE COSTS
   Corporate administrative and other expenses increased by $2.2 million in 2003 compared to 2002. Incentive compensation costs increased, primarily due to the achievement of increased operating results. Also contributing to the higher corporate costs were expenses associated with implementing Sarbanes-Oxley requirements, including the newly created position of Chief Compliance Officer and increased staffing of the internal audit function. In addition, the increase in the Company's stock price resulted in higher directors' compensation plan costs. Partially offsetting these cost increases was a decrease in information systems project expenses. Corporate costs in 2002 exceeded 2001 spending, principally due to higher executive compensation costs, increased funding of the internal audit function and higher consulting charges for international tax planning.

PENSION INCOME (EXPENSE)
   The Company's U.S. pension plan performance declined during 2002, reflecting the decline in the fair market value of plan assets throughout 2002 and 2001. The decrease in asset value produced unrealized losses, which for accounting purposes are amortized into expense over subsequent periods. During 2003, the recovery in the U.S. stock market produced unrealized gains that will help reduce future pension costs. The Company projects that U.S. pension plan expenses will be slightly lower in 2004 as a result of the closing asset values at December 31, 2003.

INSURANCE SETTLEMENT
   On January 29, 2003, the Company's Kinston, N.C., plant suffered an explosion and related fire that resulted in six deaths, a number of injured personnel and substantial damage to the building, machinery and equipment and raw material inventories. The Company's property and business interruption coverage with its principal insurer provides for a maximum insurance recovery of $66 million. The Company and its insurer reached a consensus that the total losses for business interruption, insured incremental costs and property replacement would exceed the maximum recoverable amount, resulting in the final settlement of the insurance claim for the full $66 million reimbursement.
   The final accounting for the insurance settlement and related costs is presented below:

($ in millions)                                              2003
------------------------------------------------------------------
Insurance coverage reimbursement                           $ 66.0

Costs and expenses:

Business interruption costs                                   9.8

Insured incremental costs                                    15.8

Book value of property and equipment                         11.7

Uninsured legal and investigation costs                      11.4
------------------------------------------------------------------
  Total costs and expenses                                   48.7
------------------------------------------------------------------
Gain on insurance settlement, net of related costs         $ 17.3
==================================================================

RESTRUCTURING, IMPAIRMENT AND OTHER ITEMS
   In December 2003, the Company recorded a $7.0 million charge associated with a product designed by a customer and intended for production at our plastics device plant in the United Kingdom. As a result of delays connected with the regulatory approval of the product, the marketing and distribution partner for our customer terminated its involvement with the product. The operating results of the U.K. plant are significantly dependent on the success and timing of this product. As a result of this decision and the resulting delay in the product launch, including the possible termination of the product, management concluded that the future cash flows to be generated by this plant will not be sufficient to cover the book value of the property, plant and equipment at this site. Accordingly, the Company recorded a $6.0 million impairment charge for the difference between the carrying value and the expected fair value of these assets. A related charge of $1.0 million was also recorded for statutory post-employment benefit costs deemed probable of being paid. The Company anticipates that future restructuring costs of approximately $1.5 million will be incurred at this location in 2004.
   In 2002, restructuring charges of $9.9 million were recorded in association with the termination of an information systems implementation project ($6.9 million), a write-down of a technology company investment ($2.8 million), the closure of a sales office in Korea ($0.1 million) and employee terminations at the Nottingham, U.K., drug delivery site ($0.1 million). In 2001, the Company recorded a net $2.9 million restructuring charge consisting of a $4.9 million provision for the termination of 35 mid- and senior-level management positions, offset by a $2.0 million adjustment related to the carrying value of an asset held for sale from the 2000 restructuring program. As of December 31, 2003, the remaining liability for all restructuring programs was $1.4 million, relating to post-employment benefit obligations to be paid during 2004.
   In 2002, the Company's subsidiary in Argentina recorded a foreign exchange gain of $1.7 million on assets denominated in non-peso currencies due to the devaluation of the Argentine peso.

INTEREST EXPENSE (NET)
   The following table summarizes the Company's net interest expense for the three-year period ended December 31, 2003:

($ in millions)                      2003        2002       2001
-----------------------------------------------------------------
Interest expense                    $ 10.4      $ 11.3     $ 14.3

Capitalized interest                  (0.7)       (0.7)      (0.8)

Interest income                       (2.2)       (1.1)      (1.5)
-----------------------------------------------------------------
Interest expense (net)               $ 7.5       $ 9.5     $ 12.0
=================================================================

   Net interest expense declined $2.0 million in 2003 versus 2002 levels. The majority of the decrease is due to interest income generated from advances made to customers in connection with tooling and mold design projects. The remaining decrease in 2003 net interest expense is attributed to lower interest rates, as average debt levels remained essentially constant with those of 2002. Net interest expense in 2002 declined $2.5 million versus 2001 levels due to lower average debt levels and interest rates. The lower debt levels in 2002 were generated by the $28 million fourth quarter 2001 proceeds received from the sale of the contract manufacturing and packaging operation (see "Discontinued Operations"). Debt levels also benefited from a tax refund received in 2002 associated with the divestiture of the contract manufacturing and packaging business and a production facility in Puerto Rico.

INCOME TAXES
   The effective tax rate on consolidated income from continuing operations was 35.6% in 2003, 24.0% in 2002 and 30.7% in 2001. The 2003 impairment charge in the United Kingdom did not result in a tax benefit as management does not expect to generate future taxable income in the specific U.K. legal entity sufficient to utilize net operating loss carryforwards. Additionally, management provided a $0.5 million valuation allowance on a deferred tax asset connected with this plant that is now unlikely to be realized. These items increased the 2003 effective tax rate by 5.6%. A $2.4 million tax benefit from a change in U.S. tax law related to loss disallowance rules, partially offset by the tax impact of a foreign exchange gain in Argentina and a non-deductible restructuring charge related to the impairment of a technology investment, resulted in an 8% decrease in the 2002 effective tax rate. A non-taxable adjustment to the carrying value of an asset held for sale resulted in a 2.3% decrease in the 2001 effective tax rate.

EQUITY IN AFFILIATES
   The contribution to earnings from a 25% ownership interest in Daikyo Seiko, Ltd. and a 49% ownership interest in three companies in Mexico was income of $1.6 million in 2003, a $0.3 million loss in 2002, and income of $0.5 million in 2001. The affiliate income increase is primarily related to Daikyo's strong results in 2003, reflecting a record sales year, including export sales to the U.S. market distributed by West. The results from the Mexican affiliates improved to almost break-even for 2003, following losses in 2002 which included costs associated with the restructuring of plant operations.
   Company purchases from all affiliates totaled approximately $18.4 million in 2003 and $11.5 million in 2002, the majority of which relates to a distributorship agreement allowing the Company to purchase and re-sell Daikyo products. Sales to affiliates were $0.7 million and $1.0 million in 2003 and 2002, respectively.

INCOME FROM CONTINUING OPERATIONS
   Net income from continuing operations in 2003 was $31.9 million, or $2.19 per diluted share. Results for 2003 included a net gain from an insurance settlement of $17.3 million ($12.1 million, net of tax), or $0.83 per share, and asset impairment and post-employment benefit charges at the U.K. device operation of $7.0 million ($7.5 million including a related tax charge), or $0.52 per share.
   The Company's 2002 net income from continuing operations was $12.8 million, or $0.89 per share. These results included restructuring charges of $9.9 million ($7.4 million, net of tax), or $0.51 per share, primarily related to the termination of an information systems project and a write-down of an investment in a genetic research technology company. Results also included $0.8 million, or $0.06 per share, of severance and plant shutdown costs from the Company's affiliates in Mexico, of which it owns 49%. Offsetting these costs was a $1.7 million ($0.8 million, net of tax), or $0.05 per share, foreign exchange gain associated with the devaluation of the Argentine peso and a $2.4 million, or $0.17 per share, tax benefit associated with the 2001 sale of a manufacturing facility in Puerto Rico.
   Net income from continuing operations in 2001 was $19.7 million, or $1.37 per diluted share. Results in 2001 included a restructuring charge of $2.9 million ($1.3 million, net of tax), or $.09 per share. The charge consisted of a $4.9 million ($3.3 million, net of tax) employee severance provision, offset by a $2.0 million adjustment to the carrying value of a plastic device manufacturing facility held for sale from the 2000 restructuring program.

DISCONTINUED OPERATIONS
   On December 4, 2002, the Company sold its consumer healthcare research unit for $2.0 million to Concentrics Research, LLC, a company formed by the former employee management team and Bindley Capital Partners, LLC. As a result of receiving an offer to purchase the business, the Company reduced the carrying value of the assets to fair market value in the third quarter of 2002, resulting in a pre-tax charge of $0.6 million.
   In connection with the sale of the contract manufacturing and packaging unit in 2001, the Company was required to hold $4.3 million of the proceeds in a trust account at December 31, 2001, for the payment of certain debentures in 2002. The payment of these debentures resulted in a $0.4 million, or $0.03 per share, loss recorded in discontinued operations in 2002.
   The Company also recorded a $5.9 million, or $0.40 per share, tax benefit in discontinued operations connected with the disposition of the contract manufacturing and packaging business. This tax benefit and related refund resulted from a change in U.S. tax law in 2002 related to loss disallowance rules.
   In 2001, the Company sold all the operating assets of its contract manufacturing and packaging business unit to DPT Lakewood, Inc. for $29.8 million, consisting of cash of $28 million and a $1.8 million note, which was paid in 2003. The sale resulted in a net loss of $25.2 million, or $1.76 per share.

LIQUIDITY AND CAPITAL RESOURCES
   The cash balance at December 31, 2003, was $37.8 million and working capital totaled $97.8 million, resulting in a ratio of current assets to current liabilities of 1.8 to 1. Included in working capital is a $41.0 million receivable due from our insurance provider in connection with the Kinston accident. This receivable was collected in February 2004. The increase in working capital due to the insurance receivable was largely offset by increased accounts payable (reflecting amounts due on construction projects and implementation of cash management programs in Europe), accrued expenses (costs and obligations associated with the Kinston accident and higher incentive compensation accruals) and deferred tax liabilities (tax impact of gain realized on the Kinston insurance settlement). Consolidated debt totaled $175.0 million at December 31, 2003. Debt to total invested capital (total debt and shareholders' equity) was 40.5% at December 31, 2003, a 6.0 percentage point improvement over year-end 2002 with shareholders' equity benefiting from favorable currency translation on non-U.S. dollar net assets.
   Cash flows generated from operations totaled $69.2 million in 2003, compared to $45.7 million in 2002. The increase in cash flow largely resulted from the strong performance of the Pharmaceutical Systems segment, particularly in Europe.
   Capital spending for 2003 totaled $60.8 million. The reconstruction of the Kinston molding operation accounts for $14.1 million of the 2003 capital spent. Other major capital projects included the expansion of the Stolberg, Germany, metal and plastics facility ($6.3 million), additional manufacturing capacity for the Westar product line at the Jersey Shore, Pa., plant ($5.2 million) and the finalization of expansion of prefilled injection rubber molding and other operations in Eschweiler, Germany, and Le Nouvion, France ($5.1 million). In addition to the capital spending noted above, the Company paid $2.0 million to acquire land and a vacant building under an economic development grant with Lenoir County, N.C. Under the terms of the agreement, the County will reimburse the purchase price in annual increments as long as the Company maintains minimum capital investment and workforce conditions. The Company anticipates that total 2004 capital spending will be approximately $57.0 million, with approximately $4.5 million needed to complete the Kinston molding facility reconstruction and $5.5 million associated with permanently expanding rubber compounding capacity at plants in St. Petersburg, Fla., and Kearney, Neb. The remaining $47.0 million of projected 2004 capital spending is targeted for new product and expansion projects, cost savings programs and manufacturing operations, principally in the Pharmaceutical Systems segment. The receipt of the insurance proceeds in 2004 will be used to fund the capital spending projects at Kinston and other locations, as well as other general Corporate purposes, including reducing outstanding debt.
   Cash provided by investing activities in 2003 includes net insurance proceeds related to the Kinston accident of $2.2 million, consisting of $25.0 million in cash advances from our insurer offset by $22.8 million of cash payments related to business interruption and other insured costs. The remaining $41.0 million of the insurance settlement was received in February 2004. Other 2003 investing cash flows included the receipt of a $2.0 million payment of an installment note received from the 2001 sale of the contract manufacturing and packaging business, and $1.5 million of repayments of advances made to customers in connection with funding the development of molds and tools to be used in the production of customer products.
   Financing cash flows include proceeds from stock option exercises of $3.0 million and dividends paid to shareholders totaling $11.8 million ($0.81 per share).
   The following table summarizes the Company's contractual obligations at December 31, 2003, and the effect the obligations are expected to have on its liquidity and cash flow in future periods:

                                        Payments Due by Period
                         Less
                       than 1      1 to 3      4 to 5      After 5
($ in millions)          year       years       years        years      Total
--------------------------------------------------------------------------------
Unconditional purchase
 obligations            $ 2.8      $   --      $   --      $    --   $   2.8

Notes payable             8.0          --          --           --       8.0

Long-term debt             --        67.0          --        100.0     167.0

Operating lease
 obligations              7.2        13.1        12.4         25.1      57.8
--------------------------------------------------------------------------------
Total contractual
 obligations           $ 18.0      $ 80.1      $ 12.4      $ 125.1   $ 235.6
================================================================================

   The Company also has a $0.5 million letter of credit supporting the payment of insurance obligations assumed by the acquirer of the contract manufacturing and packaging business.
   The Company's principal source of short- and medium-term liquidity is a $125.0 million multi-currency revolving credit facility with a group of six banks. The credit agreement consists of a $55.0 million, 364-day line of credit renewable annually each July at the option of the banks and a $70.0 million committed revolving credit facility maturing in July 2005. Interest costs on these facilities are charged at the applicable London Inter-Bank Offering Rates (LIBOR) plus a margin dependent on the Company's debt to total capital ratio. Commitment fees on these agreements also fluctuate according to the Company's debt to total capital ratio with a maximum commitment fee of 30 basis points on the 364-day facility and 25 basis points on the five-year facility. The credit agreement contains several compliance covenants, the most restrictive of which is the requirement not to exceed a debt to total capital ratio of 55%. Failure to meet this or other debt covenants would cause all borrowings under the revolving credit facility, as well as the $100.0 million senior notes, to become immediately due and payable.

   The Company believes that its financial condition, capitalization structure and expected income from operations will be sufficient to meet the Company's future cash requirements, at least through July 2005, at which time the Company's revolving credit facility expires. The Company anticipates refinancing the existing facilities in the second quarter of 2004.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
   The Financial Review discusses consolidated financial statements that are prepared in accordance with accounting principles generally accepted in the United States. The application of these principles requires management to make estimates and assumptions, some of which are subjective and complex, that affect the amounts reported in the consolidated financial statements. Management believes the following accounting policies and estimates are critical to understanding and evaluating the results of operations and financial position of the Company:
   REVENUE RECOGNITION: Sales of manufactured components are recorded at the time title passes. Some customers receive pricing rebates upon attaining established sales volumes. Management records rebate costs based on its assessment of the likelihood that these volumes will be attained. Revenue associated with drug delivery systems development is recognized as services are provided. The timing of non-refundable licensing fee recognition is subject to management's estimate of future costs to be incurred on the related development agreement.
   IMPAIRMENT OF ASSETS: The Company reviews goodwill and long-lived assets (principally property, plant and equipment and patents) on an annual basis and whenever circumstances indicate that the carrying value of these assets may not be recoverable. Goodwill is tested for impairment as part of the reporting unit to which it belongs. The Company has determined its reporting units to be the Americas, Europe/Asia and Device Group divisions of the Pharmaceutical Systems segment, and the drug delivery and clinical services units of the Drug Delivery Systems segment. For assets to be held and used in the business, management estimates the future cash flows to be derived from the related asset or business unit. For other assets held for sale, management determines fair value by estimating the anticipated proceeds to be received upon the sale of the asset. Changes in management's estimate of fair value, including management's estimate of future cash flows, could have a material impact on the Company's future results of operations and financial position.
   The majority of the Company's assets are associated with profitable operations within the Pharmaceutical Systems segment. As discussed earlier, the Company did record an impairment charge associated with its U.K. Device Group facility. Unexpected changes in business patterns, plant consolidation or competition could result in similar impairments of equipment associated with other specific products in the future. Estimating future cash flows is especially difficult where new product launches are involved. The Company's introduction of a delivery system for the reconstitution of lyophilized injectable drug products in 2002 has not yet resulted in commercial agreements. The success of the product launch and long-term customer acceptance will be critical in achieving the recoverability of its December 31, 2003, net book value investment in inventories, equipment and license rights of $3.1 million. The Company continues to seek commercial partners for this product.
   In the drug delivery unit, the Company's revenue projections include estimated licensing revenues, primarily dependent on the success of the Company's acquired technologies, including ChiSys. These technologies have a book value of $5.5 million at December 31, 2003, and are being amortized over the related remaining patent terms. Management conducted an extensive review of many potential projects utilizing these technologies and determined that the probable future cash flows support the carrying value of the assets. After pursuing near-term opportunities on other projects, management refocused on projects utilizing these platforms in the second half of 2003. This additional focus should result in significant advancement of the clinical trials utilizing three primary technology platforms; however, if acceptable progress is not made against internal targets, management will reassess future cash flows projected for this business. Management anticipates certain ChiSys and other related technology licensing agreements will be completed in 2004 resulting in significantly improved revenues for this unit, but break-even results are not anticipated in the near term.
   The Company has also reviewed the operating projections for the clinical services unit, which generated an operating loss in 2003 and 2002 following several years of positive performance. Goodwill associated with this unit was $2.0 million at December 31, 2003. This business unit has experienced significant revenue growth relative to the poor performance of late 2002 and the first half of 2003, and the backlog of projects has more than doubled over prior year levels. Management projects that this business unit should return to profitability in 2004, and would also expect to recover the book value of the assets in the event of a decision to exit this business.

   EMPLOYEE BENEFITS: The measurement of the obligations under the Company's defined benefit pension and post-retirement medical plans are subject to a number of assumptions. These include the rate of return on plan assets and the rate at which the future obligations are discounted to present value. For U.S. plans, which account for over 90% of global plan assets, the long-term rate of return assumption remained at 9.0%. This return assumption was determined by reviewing the expected mix of plan assets (approximately 65% equity and 35% debt securities) and the projected return over a 10-year period. The discount rate was reduced 50 basis points to 6.0% on December 31, 2003, to reflect current market conditions. Changes in these estimates, including the market performance of plan assets and other actuarial assumptions, could have a material impact on the Company's future results of operations and financial position. Every 25 basis point reduction in the long-term rate of return assumption would increase pension expense by approximately $0.4 million. A 25 basis point reduction in the discount rate would increase pension expense by approximately $0.6 million. In addition, restructuring events such as plant closures or changes in pension plan provisions could result in curtailment or settlement of pension plan obligations, which would result in gain or loss recognition in the period when such an event occurs.
   INCOME TAXES: The Company estimates income taxes payable based upon current domestic and international tax legislation. In addition, deferred income tax assets and liabilities are established to recognize differences between the tax basis and financial statement carrying values of the Company's assets and liabilities. Valuation allowances are recorded to reduce deferred tax assets to amounts that are more likely than not to be realized. The recoverability of tax assets is subject to the Company's estimates of future profitability, generally at the local subsidiary company and country level. Changes in tax legislation, business plans and other factors may affect the ultimate recoverability of tax assets or final tax payments, which could result in adjustments to tax expense in the period such change is determined.
   Please refer to Note 1: Summary of Significant Accounting Policies and Note 21: New Accounting Standards of the Notes to Consolidated Financial Statements of the 2003 Annual Report to Shareholders for additional information on accounting and reporting standards considered in the preparation and presentation of the Company's financial statements.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
   Certain statements contained in this Report or in other Company documents and certain statements that may be made by management of the Company orally may contain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These statements can be identified by the fact that they do not relate strictly to historic or current facts. They use words such as "estimate," "expect," "intend," "believe," "plan," "anticipate" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or condition. In particular, these include statements concerning future actions, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, and financial results.
   Because actual results are affected by risks and uncertainties, the Company cautions investors that actual results may differ materially from those expressed or implied in any forward-looking statement.
   It is not possible to predict or identify all such risks and uncertainties, but factors that could cause the actual results to differ materially from expected and historical results include, but are not limited to: sales demand; timing of customers' projects; successful development of proprietary drug delivery technologies, systems and products, including but not limited to risks associated with clinical trials and with the creation, use and defense of intellectual property; regulatory, licensee and/or market acceptance of products based on those technologies or generic versions of commercial products; competitive pressures; the strength or weakness of the U.S. dollar; inflation; the cost and availability of raw materials; the availability of credit facilities; and statutory tax rates.
   With respect to the explosion and fire at the Company's Kinston, N.C., plant, the following factors should also be taken into consideration: the timely completion of the new production facility at Kinston and customers' approval of the facility and products produced there, and achieving costefficient levels of production in the new facility; the costs associated with business interruption losses; the unpredictability of existing and future possible litigation related to the explosion and the adequacy of insurance recoveries for costs associated with such litigation; government actions or investigations affecting the Company; the ability of the Company to continue to meet production requirements from other plant sites and third parties in a timely manner; the extent of uninsured costs for, among other things, legal and investigation services and incremental insurance; and regulatory approvals and customer acceptance of goods from alternate sites.
   The Company assumes no obligation to update forwardlooking statements as circumstances change. Investors are advised, however, to consult any further disclosures the Company makes on related subjects in the Company's 10-K, 10-Q and 8-K reports.


CONSOLIDATED STATEMENTS OF INCOME
West Pharmaceutical Services, Inc. and Subsidiaries for the years ended December 31, 2003, 2002 and 2001.

(in thousands, except per share data)                                  2003        2002         2001
-----------------------------------------------------------------------------------------------------
Net sales                                                         $ 490,700   $ 419,700     $392,300
Cost of goods and services sold                                     334,900     302,100      277,500
-----------------------------------------------------------------------------------------------------
  Gross profit                                                      155,800     117,600      114,800
Selling, general and administrative expenses                        111,000      82,600       72,000
Insurance settlement                                                (17,300)         --           --
Restructuring and impairment charges                                  7,000       9,900        2,900
Other expense (income), net                                             600      (1,600)          --
-----------------------------------------------------------------------------------------------------
  Operating profit                                                   54,500      26,700       39,900
Interest expense                                                      9,700      10,600       13,500
Interest income                                                      (2,200)     (1,100)      (1,500)
-----------------------------------------------------------------------------------------------------
  Income before income taxes and minority interests                  47,000      17,200       27,900
Provision for income taxes                                           16,700       4,100        8,600
Minority interests                                                       --          --          100
-----------------------------------------------------------------------------------------------------
  Income from consolidated operations                                30,300      13,100       19,200
Equity in net income (loss) of affiliated companies                   1,600        (300)         500
-----------------------------------------------------------------------------------------------------
  Income from continuing operations                                  31,900      12,800       19,700
Discontinued operations, net of tax                                      --       5,600      (24,900)
-----------------------------------------------------------------------------------------------------
  Net income (loss)                                               $  31,900   $  18,400     $ (5,200)
=====================================================================================================
Net income (loss) per share:
 Basic:
   Continuing operations                                          $    2.20   $     .89     $   1.38
   Discontinued operations                                               --         .39        (1.74)
-----------------------------------------------------------------------------------------------------
                                                                  $    2.20   $    1.28     $   (.36)
-----------------------------------------------------------------------------------------------------
 Assuming dilution:
   Continuing operations                                          $    2.19   $     .89     $   1.37
   Discontinued operations                                               --         .39        (1.73)
-----------------------------------------------------------------------------------------------------
                                                                  $    2.19   $    1.28     $   (.36)
-----------------------------------------------------------------------------------------------------
Average common shares outstanding                                    14,513      14,434       14,336
Average shares assuming dilution                                     14,546      14,434       14,348
-----------------------------------------------------------------------------------------------------
Dividends declared per common share                               $     .82   $     .78     $    .74
=====================================================================================================

The accompanying notes are an integral part of the financial statements.



CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
West Pharmaceutical Services, Inc. and Subsidiaries for the years ended December 31, 2003, 2002 and 2001.

(in thousands)                                                         2003        2002         2001
-----------------------------------------------------------------------------------------------------
Net income (loss)                                                 $  31,900   $  18,400     $ (5,200)
Other comprehensive income (loss), net of tax:
  Foreign currency translation adjustments                           31,200      16,500       (9,700)
  Unrealized gains (losses) on securities of affiliates                 600        (300)        (100)
  Minimum pension liability adjustments                                 300      (2,300)      (2,800)
  Cumulative effect of change in accounting principle for
    derivatives and hedging activities                                   --          --         (200)
  Net realized losses on derivative instruments                         200         200          100
  Unrealized losses on derivatives                                       --        (100)        (200)
-----------------------------------------------------------------------------------------------------
Comprehensive income (loss)                                       $  64,200   $  32,400     $(18,100)
=====================================================================================================

The accompanying notes are an integral part of the financial statements.


CONSOLIDATED BALANCE SHEETS
West Pharmaceutical Services, Inc. and Subsidiaries at December 31, 2003 and 2002.

(in thousands, except per share data)                                          2003             2002
-----------------------------------------------------------------------------------------------------
ASSETS
-----------------------------------------------------------------------------------------------------
Current assets:
  Cash, including cash equivalents                                         $ 37,800         $ 33,200
  Accounts receivable                                                        73,900           66,600
  Inventories                                                                48,000           41,300
  Insurance receivable                                                       41,000               --
  Income tax refundable                                                       1,200            3,600
  Deferred income taxes                                                       6,100            5,200
  Other current assets                                                        8,700           11,900
-----------------------------------------------------------------------------------------------------
Total current assets                                                        216,700          161,800
-----------------------------------------------------------------------------------------------------
Property, plant and equipment                                               563,600          499,600
Less accumulated depreciation and amortization                              307,900          276,300
-----------------------------------------------------------------------------------------------------
                                                                            255,700          223,300
Investments in and advances to affiliated companies                          22,200           18,000
Goodwill                                                                     41,500           35,500
Pension asset                                                                50,500           54,700
Deferred income taxes                                                        20,500           19,900
Patents                                                                       6,900            7,300
Other assets                                                                  9,600            9,100
-----------------------------------------------------------------------------------------------------
Total Assets                                                               $623,600         $529,600
=====================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt                                        $     --         $ 11,700
  Notes payable                                                               8,000            4,100
  Accounts payable                                                           29,400           19,200
  Accrued expenses:
     Salaries, wages and benefits                                            24,500           17,000
     Income taxes payable                                                     8,400            9,400
     Restructuring costs                                                      1,400            1,400
     Deferred income taxes                                                   16,600            2,400
     Other                                                                   30,600           23,000
-----------------------------------------------------------------------------------------------------
Total current liabilities                                                   118,900           88,200
-----------------------------------------------------------------------------------------------------
Long-term debt, excluding current portion                                   167,000          159,200
Deferred income taxes                                                        44,800           48,500
Other long-term liabilities                                                  35,300           32,200
-----------------------------------------------------------------------------------------------------
Total liabilities                                                           366,000          328,100
-----------------------------------------------------------------------------------------------------
Commitments and contingencies

Shareholders' equity:
  Preferred stock, shares authorized: 3,000;
    shares issued and outstanding: 2003 - 0; 2002 - 0
  Common stock, par value $.25 per share; shares authorized: 50,000;
    shares issued: 2003 - 17,165; 2002 - 17,165;
    shares outstanding: 2003 - 14,632; 2002 - 14,480                          4,300            4,300
  Capital in excess of par value                                             30,100           30,900
  Retained earnings                                                         281,200          261,200
  Accumulated other comprehensive income (loss)                              18,900          (13,400)
-----------------------------------------------------------------------------------------------------
                                                                            334,500          283,000
Less treasury stock, at cost (2003 - 2,533; 2002 - 2,685)                   (76,900)         (81,500)
-----------------------------------------------------------------------------------------------------
Total shareholders' equity                                                  257,600          201,500
-----------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                                 $623,600         $529,600
=====================================================================================================

The accompanying notes are an integral part of the financial statements.


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
West Pharmaceutical Services, Inc. and Subsidiaries for the years ended December 31, 2003, 2002 and 2001.

                                                                                    Accumulated
                                                      Capital in                          other
                                           Common      excess of       Retained   comprehensive        Treasury
(in thousands, except per share data)       stock      par value       earnings    income (loss)          stock           Total
--------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 2001                 $  4,300       $ 32,100      $ 269,800       $ (14,500)     $  (86,900)      $ 204,800
--------------------------------------------------------------------------------------------------------------------------------
Net (loss)                                                               (5,200)                                         (5,200)
Shares issued under stock plans                             (500)                                         1,300             800
Shares repurchased                                                                                         (100)           (100)
Cash dividends declared ($.74 per share)                                (10,600)                                        (10,600)
Changes - other comprehensive (loss)                                                    (12,900)                        (12,900)
--------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001                  4,300         31,600        254,000         (27,400)        (85,700)        176,800
--------------------------------------------------------------------------------------------------------------------------------
Net income                                                               18,400                                          18,400
Shares issued under stock plans                             (700)                                         4,300           3,600
Shares repurchased                                                                                         (100)           (100)
Cash dividends declared ($.78 per share)                                (11,200)                                        (11,200)
Changes - other comprehensive income                                                     14,000                          14,000
--------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2002                  4,300         30,900        261,200         (13,400)        (81,500)        201,500
--------------------------------------------------------------------------------------------------------------------------------
Net income                                                               31,900                                          31,900
Shares issued under stock plans                             (800)                                         4,600           3,800
Cash dividends declared ($.82 per share)                                (11,900)                                        (11,900)
Changes - other comprehensive income                                                     32,300                          32,300
--------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2003               $  4,300       $ 30,100      $ 281,200       $  18,900      $  (76,900)      $ 257,600
================================================================================================================================

The accompanying notes are an integral part of the financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
West Pharmaceutical Services, Inc. and Subsidiaries for the years ended December 31, 2003, 2002 and 2001.

(in thousands)                                                                        2003        2002           2001
----------------------------------------------------------------------------------------------------------------------
Cash flows provided by (used in) operating activities of continuing operations:
  Net income (loss)                                                               $ 31,900    $ 18,400       $ (5,200)
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities of continuing operations:
      Income from discontinued operations                                               --      (5,600)          (300)
      Loss on disposal of discontinued operations                                       --          --         25,200
      Depreciation and amortization                                                 33,000      33,000         31,900
      Gain on insurance settlement                                                 (28,700)         --             --
      Restructuring and impairment charges                                           6,000       8,600         (2,200)
      Loss on sales of equipment and other assets                                    1,400         600            600
      Stock-based compensation                                                       1,000         100            400
      Deferred income taxes                                                          7,500       1,500          1,400
      Pension and other retirement plans                                             6,000      (4,800)       (10,000)
      (Equity) loss in undistributed earnings of affiliated companies, net          (1,600)        200           (300)
  Changes in assets and liabilities, net of effects of discontinued operations:
      (Increase) decrease in accounts receivable                                    (1,200)     (3,700)        (7,500)
      (Increase) decrease in inventories                                            (2,800)     (4,700)          (900)
      Decrease (increase) in other current assets                                      600      (2,800)           700
      Increase (decrease) in other current liabilities                              16,100       6,000          3,000
      Other operating items                                                             --      (1,100)           700
----------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities of continuing operations                  69,200      45,700         37,500
----------------------------------------------------------------------------------------------------------------------
Cash flows (used in) provided by investing activities:
  Property, plant and equipment acquired                                           (60,800)    (37,700)       (45,200)
  Insurance proceeds received for property damage                                    2,200          --             --
  Land acquired under government grant                                              (2,000)         --             --
  Proceeds from sales of assets                                                      2,000       2,400         31,300
  Deposit held in trust from sale of assets                                             --       4,300         (4,300)
  Advance to affiliate                                                                  --      (1,000)            --
  Payments for acquisitions                                                             --          --         (1,100)
  Customer advances, net of repayments                                               1,500        (300)        (1,500)
----------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities of continuing operations                     (57,100)    (32,300)       (20,800)
----------------------------------------------------------------------------------------------------------------------
Cash flows (used in) provided by financing activities:
  Borrowings (repayments) under revolving credit agreements, net                     5,400     (10,400)        (2,400)
  Repayment of industrial revenue bond                                                  --      (6,100)            --
  Repayment of subordinated debenture                                                   --      (4,300)            --
  Repayment of other long-term debt                                                (12,100)       (800)        (5,200)
  Borrowings (repayments) of other notes payable, net                                3,400      (3,500)         1,700
  Issuance of common stock                                                           3,000       3,300            700
  Dividend payments                                                                (11,800)    (11,100)       (10,500)
  Purchase of treasury stock                                                            --        (100)          (100)
----------------------------------------------------------------------------------------------------------------------
Net cash used in financing activities of continuing operations                     (12,100)    (33,000)       (15,800)
----------------------------------------------------------------------------------------------------------------------
Net cash provided by discontinued operations                                            --       8,200            600
----------------------------------------------------------------------------------------------------------------------
Effect of exchange rates on cash                                                     4,600       2,500         (2,100)
----------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                 4,600      (8,900)          (600)
Cash and cash equivalents at beginning of year                                      33,200      42,100         42,700
----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                          $ 37,800    $ 33,200       $ 42,100
======================================================================================================================
Supplemental cash flow information:
  Interest paid, net of amounts capitalized                                       $  9,700    $ 10,600       $ 13,500
  Income taxes paid (refunded)                                                    $  8,700    $ (4,700)      $  5,700
======================================================================================================================

The accompanying notes are an integral part of the financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
   BASIS OF PRESENTATION: The financial statements are prepared in conformity with accounting principles generally accepted in the United States. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses and the disclosure of contingencies in the financial statements. Actual amounts realized may differ from these estimates.
   PRINCIPLES OF CONSOLIDATION: In deciding which entities should be reported on a consolidated basis, the Company first determines whether the entity is a variable interest entity ("VIE") as defined in Financial Accounting Standards Board ("FASB") Interpretation No. 46. If an entity meets the criteria for VIE status, the Company consolidates that entity if the Company has the obligation to absorb more than 50% of the entity's expected losses or receive more than 50% of the entity's expected residual returns. If an entity does not meet the criteria for VIE status, the Company consolidates those in which it has control. Investments in joint ventures and other companies in which the Company does not have control, but the ability to exercise significant influence over operating and financial policies, are accounted for by the equity method. Investments in which the Company does not have the ability to exercise significant influence over operating and financial policies are carried at cost. Material intercompany transactions and accounts are eliminated in consolidation. Certain items have been reclassified to conform to current classifications.
   CASH AND CASH EQUIVALENTS: Cash equivalents include time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.
   ACCOUNTS RECEIVABLE: The Company's accounts receivable balance at December 31, 2003 and 2002, was net of an allowance for doubtful accounts of $700 for both periods. The Company records the allowance based on a specific identification methodology.
   INVENTORIES: Inventories are valued at the lower of cost or market. The cost of inventories located in the United States is determined on the last-in, first-out (LIFO) method. The cost of inventories located outside the United States is determined principally on the average cost method.
   FOREIGN CURRENCY TRANSLATION: Foreign currency transaction gains and losses and translation gains and losses of subsidiaries operating in high-inflation economies are recognized in the determination of net income. Foreign currency translation adjustments of other subsidiaries and affiliates operating outside the United States are accumulated in other comprehensive income, a separate component of shareholders' equity.
   FINANCIAL INSTRUMENTS: The Company records all derivatives on the balance sheet at fair value. The change in fair value of a derivative designated and qualified as part of a hedging transaction is recorded each period in earnings or other comprehensive income depending on the type of hedging instrument. The change in fair value of a derivative instrument with no hedging designation or purpose is recognized immediately into earnings.
   The Company uses interest rate swaps and forward exchange contracts to minimize the economic exposure related to fluctuating interest and foreign exchange rates. Interest rate swaps are designated as cash flow hedges; therefore, unrealized gains and losses are recorded in other comprehensive income. As the underlying transaction occurs, any unrealized gains or losses on the related hedge are reclassified from other comprehensive income to the statement of income (interest expense), offsetting the income effects of the transaction to which they relate. Gains and losses on forward exchange contracts designated as fair value hedges, primarily related to raw material purchase commitments, are deferred and recognized as part of the underlying transaction. Forward contracts that do not qualify for hedge accounting are recorded at fair value with any gains or losses recognized in other (income) expense. The Company also engages in hedges of its net investments in foreign operations in order to minimize the economic exposure to fluctuating foreign exchange rates. Fair value adjustments for hedges of the net investment in foreign operations are reported in other comprehensive income as foreign currency translation adjustments and are released to earnings upon disposal of the investment.
   REVENUE RECOGNITION: Sales of manufactured components are recorded at the time title passes. Some customers receive pricing rebates upon attaining established sales volumes. Management records rebate costs based on its assessment of the likelihood that these volumes will be attained. The Company also establishes product return liabilities for customer quality claims when such amounts are deemed probable and can be reasonably estimated.
   Clinical service revenue and related direct costs are recognized as specific contract terms are fulfilled. Fees for individual contract clinical services are fixed upon execution of the contract and provide for payment for all work performed. The termination of a contract typically results in no material adjustments to the revenue or costs previously recognized.
   Revenue associated with drug delivery systems development is recognized when earned in accordance with the terms of contract research agreements with the customer. Non-refundable license and milestone fees are recognized as revenue when related services under the agreements are performed. The timing of non-refundable licensing fee recognition is subject to management's estimate of future costs to be incurred on the related development agreement.
   For agreements with multiple deliverables, the Company assesses whether more than one unit of accounting exists. If more than one unit exists, revenue for each separate unit is recorded as earned.
   SHIPPING AND HANDLING COSTS: Net sales includes shipping and handling costs collected from customers in connection with the sale. Costs incurred for shipping and handling are included in cost of sales.
   PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment assets are carried at cost. Maintenance and minor repairs and renewals are charged to expense as incurred. Costs incurred for computer software developed or obtained for internal use are capitalized for application development activities and immediately expensed for preliminary project activities or post-implementation activities. Upon sale or retirement of depreciable assets, costs and related accumulated depreciation are eliminated, and gains or losses are recognized in other (income) expense. Depreciation is computed principally on the straight-line method over the estimated useful lives of the assets, or the remaining term of the lease, if shorter.
   GOODWILL AND OTHER INTANGIBLES: Goodwill and intangible assets with indefinite lives are tested for impairment on at least an annual basis or more frequently if an event occurs that indicates that there could be an impairment. The first step of the impairment test compares the fair value of a reporting unit to its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, the second step is performed. The second step compares the carrying amount of the goodwill to its implied fair value. The implied fair value is determined by allocating the fair value of the reporting unit to all of the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. If the fair value of the goodwill is less than the carrying amount, an impairment loss is recorded.
   Other intangible assets, including patents and licensed technology, are recorded at cost and are amortized on a straight-line method over their useful lives. The Company capitalizes patent application costs and expenses other costs incurred in patent development.
   TOOLING: The Company builds tools, molds and dies for certain customers. The tooling is built and paid for by the Company and reimbursed by the customer based upon the tooling agreement. Reimbursement is either in lump sum or as units are produced under long-term supply agreements. At December 31, 2003 and 2002, other noncurrent assets included $3,500 and $5,000, respectively, of unreimbursed tooling costs.
   IMPAIRMENT OF LONG-LIVED ASSETS: Long-lived assets including property, plant and equipment, and intangible assets subject to amortization are reviewed for impairment whenever circumstances indicate that the carrying value of these assets may not be recoverable. An asset is considered impaired if the carrying value of the asset exceeds the sum of the future expected undiscounted cash flows to be derived from the asset. Once an asset is considered impaired, an impairment loss is recorded for the difference between the asset's carrying value and its fair value. This loss is included in operating profit. For assets to be held and used in the business, management determines fair value by estimating the future cash flows to be derived from the asset and discounts these flows to a net present value using an appropriate discount rate. For assets held for sale or for investment purposes, management determines fair value by estimating the anticipated proceeds to be received upon sale of the asset.
   RESEARCH AND DEVELOPMENT: Research, development and engineering expenditures are for the creation and application of new or improved products and processes, and drug delivery systems. Expenditures include primarily salaries and outside services for those directly involved in research and development activities. Research and development costs of $18,700 in 2003, $16,400 in 2002 and $13,000 in 2001, were expensed as incurred.
   ENVIRONMENTAL REMEDIATION AND COMPLIANCE COSTS: Environmental remediation costs are accrued when such costs are probable and reasonable estimates are determinable. Cost estimates are not discounted and include investigation, cleanup and monitoring activities; such estimates are adjusted, if necessary, based on additional findings. In general, environmental compliance costs are expensed. Environmental compliance costs at current operating sites are capitalized if they increase the value of the property and/or prevent environmental hazards from occurring.
   LITIGATION: The Company is from time to time party to lawsuits arising from its operations. The Company records liabilities when a loss is probable and can be reasonably estimated. These estimates are based on an analysis made by internal and external legal counsel which considers information known at the time.
   INCOME TAXES: Deferred income taxes are recognized by applying enacted statutory tax rates, applicable to future years, to temporary differences between the tax bases and financial statement carrying values of the Company's assets and liabilities. Valuation allowances are recorded to reduce deferred tax assets to amounts that are more likely than not to be realized. United States income taxes and withholding taxes are accrued on the portion of earnings of international subsidiaries and affiliates (which are corporate joint ventures) intended to be remitted to the parent company.
   STOCK-BASED COMPENSATION: The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.
   The Company has recorded stock-based compensation for employee restricted stock awards and for director stock-based compensation. The Company did not record compensation cost for stock options for the years ended 2003, 2002 and 2001, because stock option grants are at 100% of fair market value of the stock on the grant date. The Company did not record compensation cost for shares issued under the employee stock purchase plan as the plan meets the APB No. 25 criteria for a noncompensatory plan. If the fair value based method prescribed in Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," had been applied to stock option grants and shares issued under the employee stock purchase plan in the most recent three years, the Company's net income (loss) and basic and diluted net income (loss) per share would have been reduced as summarized below:

                                        2003         2002          2001
------------------------------------------------------------------------
Net income (loss), as reported      $ 31,900     $ 18,400      $ (5,200)

Add: Stock-based compensation
  expense included in net income,
  net of tax                             600          100           300

Deduct: Total stock-based
  compensation expense determined
  under fair value based method
  for all awards, net of tax          (2,100)      (1,500)       (1,800)
------------------------------------------------------------------------
Pro forma net income (loss)         $ 30,400     $ 17,000      $ (6,700)
========================================================================
Net income (loss) per share:

  Basic, as reported                $   2.20     $   1.28      $   (.36)

  Basic, pro forma                  $   2.09     $   1.18      $   (.46)

  Diluted, as reported              $   2.19     $   1.28      $   (.36)

  Diluted, pro forma                $   2.09     $   1.18      $   (.46)
========================================================================

   NET INCOME (LOSS) PER SHARE: Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during each period. Net income (loss) per share assuming dilution considers the potential issuance of common shares under the Company's stock option and award plans, based on the treasury stock method. The treasury stock method assumes the use of exercise proceeds to repurchase common stock at the average fair market value in the period.

NOTE 2: DISCONTINUED OPERATIONS
   In December 2002, the Company sold its consumer healthcare research business located in Indianapolis, Ind. This business unit was previously a part of the Drug Delivery Systems segment. The sales price totaled $2,000, consisting of $1,900 cash and $100 in escrow. Cash proceeds from the sale were used to repay the Company's debt. During 2002 but prior to the sale of the business, the Company recorded a goodwill impairment charge of $600; as a result, there was no gain or loss recorded on the sale of the business. The results of this business have been reflected as discontinued operations in the accompanying consolidated financial statements for all periods presented.
   In 2001, the Company sold its contract manufacturing and packaging business located in Lakewood, N.J. The sales price totaled $29,800, consisting of $28,000 of cash and a $1,800 note which was paid in 2003. The proceeds, excluding $4,300 held in trust for the repayment of debentures, were used to repay outstanding debt. As a result of the transaction, the Company recorded a $25,200, net of tax, loss in 2001. The results of this business have been reflected as discontinued operations in the accompanying consolidated financial statements for all periods presented.
   At December 31, 2001, the Company was required to hold $4,300 of the proceeds from the contract manufacturing and packaging sale in trust for the payment of debentures that the Company agreed to redeem as part of the sale. These debentures were repaid in the first quarter of 2002 resulting in a $400, net of tax, charge that was included in discontinued operations in 2002.
   During 2002, the Company recorded a $5,900 tax benefit in income from discontinued operations. The tax benefit and the related tax refund were associated with the 2001 disposition of the contract manufacturing and packaging business and was due to a change in U.S. tax law in 2002 related to loss disallowance rules.
   Net sales and income from discontinued operations were as follows:

                                               2002          2001
------------------------------------------------------------------
Net sales                                   $ 5,400     $  66,000
------------------------------------------------------------------
Pretax (loss) income from
  discontinued operations                      (700)          800

Pretax loss on disposal of
  business segment                               --       (29,600)

Income tax benefit                            6,300         3,900
------------------------------------------------------------------
Net income (loss) from
  discontinued operations                   $ 5,600     $(24,900)
==================================================================


Net cash provided by (used in) discontinued operations were as follows:

                                               2002          2001
------------------------------------------------------------------
Operating activities                        $ 8,300     $   1,900
Property, plant and
   equipment acquired                          (100)       (1,300)
------------------------------------------------------------------
Net cash provided by
   discontinued operations                  $ 8,200     $     600
==================================================================

NOTE 3: ACQUISITIONS AND INVESTMENTS
   In September 2002, the Company advanced $1,000 to its 49% owned affiliates in Mexico in connection with a plant shutdown (see Note 14: Affiliated Companies). The note is denominated in U.S. dollars at a 4% annual interest rate with repayment due in 2005.
   In 2001, the Company purchased the remaining 17.9% minority ownership of West Pharmaceutical Services Hispania, S.A. for approximately $1,500. The purchase price consisted of $1,100 of cash and $400 of notes payable. The purchase price exceeded the net book value of the minority interest liability, resulting in goodwill of $500.

NOTE 4: RESTRUCTURING AND IMPAIRMENT CHARGES
   The following table details activity related to the Company's restructuring obligations:

                                Severance                Continuing   Discontinued
                             and benefits       Other    operations     operations       Total
-----------------------------------------------------------------------------------------------
Balance, December 31, 2000        $ 2,700     $    --       $ 2,700       $  1,500    $  4,200
-----------------------------------------------------------------------------------------------
2001 Charge                         4,900      (2,000)        2,900             --       2,900

Non-cash write-offs                   200       2,000         2,200           (500)      1,700

Cash payments                      (5,700)         --        (5,700)          (900)     (6,600)
-----------------------------------------------------------------------------------------------
Balance, December 31, 2001          2,100          --         2,100            100       2,200
-----------------------------------------------------------------------------------------------
2002 Charge                           800       9,100         9,900            600      10,500

Non-cash write-offs                    --      (8,600)       (8,600)          (600)     (9,200)

Cash payments                      (2,100)         --        (2,100)            --      (2,100)
-----------------------------------------------------------------------------------------------
Balance, December 31, 2002            800         500         1,300            100       1,400
-----------------------------------------------------------------------------------------------
2003 Charge                         1,000       6,000         7,000             --       7,000

Non-cash write-offs                    --      (6,000)       (6,000)            --      (6,000)

Cash payments                        (400)       (500)         (900)          (100)     (1,000)
-----------------------------------------------------------------------------------------------
Balance, December 31, 2003        $ 1,400     $    --       $ 1,400       $     --    $  1,400
===============================================================================================

   In 2003, the Company recorded a $7,000 charge associated with a product designed by a customer and intended for production at the Company's plastics device plant located in the U.K., a part of the Pharmaceutical Systems segment. The charge consisted of a $6,000 impairment of fixed assets, including related asset retirement obligations, and a $1,000 provision for statutory post-employment benefit obligations for approximately 70 employees. As a result of delays connected with the regulatory approval of the product, the marketing and distribution partner for the Company's customer terminated its involvement with the product. As the Company's fair value projections for the unit significantly relied on the achievement of sales from this agreement, the carrying value of the long-lived assets could no longer be supported.
   In 2002, the Company's continuing operations included a $9,900 restructuring charge connected with the termination of an information systems implementation project, an impairment of a technology company investment, the closure of a sales office in Korea and employee terminations at the Nottingham, U.K., drug delivery site. The $800 severance provision covered 19 employee terminations connected with these actions that were completed in the fourth quarter of 2002. In addition to severance, the restructuring charge included a $5,800 write-off of the information systems implementation project, $500 for contract termination fees related to the information systems project and a $2,800 impairment of the Company's investment in a genotyping technology firm. In 2002, the firm discontinued development activities and began marketing the technology for license or sale. In connection with this change in strategy, the Company recorded the impairment charge, bringing the investment in the firm to $500. The Company also recorded a $600 goodwill impairment charge based on an offer to purchase the consumer healthcare research business (see Note 2: Discontinued Operations).
   In 2001, the Company's continuing operations included a net restructuring charge of $2,900. The charge consisted of a restructuring provision of $4,900 relating to the termination of mid- and senior-level management positions and a $2,000 adjustment to the carrying value of the plastic device manufacturing facility held for sale from the 2000 restructuring program. Final terminations completed under this program totaled 35 positions.
   The accrual balance at December 31, 2003, includes $1,400 of severance and post-employment medical obligations. These obligations will be paid within the next year.

NOTE 5: KINSTON
   On January 29, 2003, the Company's Kinston, N.C., plant suffered an explosion and related fire that resulted in six deaths, a number of injured personnel and substantial damage to the building, machinery and equipment and raw material inventories. The Company's property and business interruption insurance coverage with its principal insurer provides for a maximum insurance recovery of $66,000. In February 2004, the Company and its insurer reached a consensus that the total losses for business interruption, insured incremental costs and property replacement would exceed the maximum recoverable amount, resulting in the final settlement of the insurance claim for the full $66,000 reimbursement. This settlement is reflected in the Company's results as of December 31, 2003.
   The accounting for the insurance settlement and related costs is presented below:

                                                            2003
-----------------------------------------------------------------
Insurance coverage reimbursement                        $ 66,000

Less costs and expenses

  Business interruption costs                              9,800

  Insured incremental costs                               15,800

  Book value of property and equipment                    11,700
-----------------------------------------------------------------
Gain on insurance settlement                            $ 28,700

Uninsured costs incurred                                  11,400
-----------------------------------------------------------------
Insurance settlement                                    $ 17,300
================================================================

   As of December 31, 2003, the Company had received $25,000 from its principal insurer; therefore, the Company has recorded an insurance receivable of $41,000 as of December 31, 2003. The Company received payment of this receivable in February of 2004.
   During 2003, the Company purchased land from Lenoir County, N.C., for $2,000 on which the Company is in the process of rebuilding its compression molding operation. Under the terms of the agreement, commencing in 2005, the County will reimburse the purchase price of the land in yearly increments of $200 as long as the Company complies with certain capital investment and employment conditions.

NOTE 6: OTHER INCOME (EXPENSE)

                                  2003         2002          2001
------------------------------------------------------------------
Foreign exchange gains         $   500     $  2,300         $ 100

Loss on sales of equipment
  and other assets              (1,400)        (600)         (600)

Other                              300         (100)          500
------------------------------------------------------------------
                               $  (600)     $ 1,600         $  --
==================================================================

   In 2002, the Company's subsidiary in Argentina recorded a pre-tax foreign currency exchange gain of $1,700 on net assets denominated in non-peso currencies due to the devaluation of the Argentine peso.

NOTE 7: INCOME TAXES
  Income before income taxes and minority interests was derived as follows:


                                  2003         2002         2001
-----------------------------------------------------------------

Domestic operations           $ 24,100     $ (8,900)    $ 17,400

International operations        22,900       26,100       10,500
-----------------------------------------------------------------
                              $ 47,000     $ 17,200     $ 27,900
=================================================================

  The related provision for income taxes consists of:

                                  2003         2002         2001
-----------------------------------------------------------------
Current provision:
  Federal                     $ (1,600)    $ (5,600)    $  1,900
  State                             --         (200)         100
  International                 10,800        8,400        5,200
---------------------------------------------------------------------
                                 9,200        2,600        7,200
---------------------------------------------------------------------
Deferred provision:
  Federal                        6,600         (800)       3,300
  International                    900        2,300       (1,900)
---------------------------------------------------------------------
                                 7,500        1,500        1,400
---------------------------------------------------------------------
Provision for income taxes    $ 16,700     $  4,100     $  8,600
=====================================================================

   A reconciliation of the United States statutory corporate tax rate to the Company's effective consolidated tax rate on income before income taxes and minority interests follows:

                                  2003         2002         2001
------------------------------------------------------------------
Statutory corporate tax rate      35.0%        35.0%        35.0%

Tax on international operations
  (less than) in excess of
  United States tax rate          (6.4)        (9.0)        (1.9)

Valuation allowance adjustments    9.3         30.2         (2.7)

Foreign exchange gain               --          2.0           --

Loss disallowance adjustment        --        (14.4)          --

United States tax on repatriated
  foreign earnings                (1.5)        (8.9)          .5

State income taxes, net
  of federal tax benefit          (3.1)       (10.0)        (3.1)

Other                              2.3          (.9)         2.9
------------------------------------------------------------------
Effective tax rate                35.6%        24.0%        30.7%
==================================================================

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

                                           2003              2002
------------------------------------------------------------------
Current assets                        $   6,100         $   5,200

Noncurrent assets                        20,500            19,900

Current liabilities                     (16,600)           (2,400)

Noncurrent liabilities                  (44,800)          (48,500)
------------------------------------------------------------------
                                      $ (34,800)        $ (25,800)
==================================================================

   The following is a summary of the significant components of the Company's deferred tax assets and liabilities as of December 31:


                                           2003              2002
------------------------------------------------------------------
Deferred tax assets:

  Net operating loss carryforwards    $  21,400          $ 17,400

  Foreign/R&D tax credit carryforwards    8,000             5,800

  Restructuring charges                     500             2,100

  Capital loss carryforwards              5,700             1,800

  Other                                   9,700             7,500

  Valuation allowance                   (26,100)          (20,800)
------------------------------------------------------------------
Total deferred tax assets             $  19,200          $ 13,800
------------------------------------------------------------------
Deferred tax liabilities:

  Accelerated depreciation            $  26,200          $ 24,700

  Severance and deferred compensation     9,300            10,900

  Kinston gain                           15,800                --

  Other                                   2,700             4,000
------------------------------------------------------------------
Total deferred tax liabilities        $  54,000          $ 39,600
------------------------------------------------------------------
Total deferred taxes                  $ (34,800)         $(25,800)
==================================================================

   At December 31, 2003, the Company had state and foreign operating tax loss carryforwards of $78,200 and $34,000, respectively. These loss carryforwards are available to apply against the future taxable income in the tax jurisdictions that created the losses. Management estimates that of the total state and foreign operating tax loss carryforwards, $78,200 and $34,000, respectively, are unlikely to be utilized and therefore have been fully reserved. State loss carryforwards expire as follows: $5,200 in 2005, $7,100 in 2006, $5,700 in 2007 and $60,200 after 2007. Foreign loss carryforwards will expire as follows: $400 in 2004, $9,900 in 2005, $500 in 2008 and $23,200 has no expiration date.
   At December 31, 2003, undistributed earnings of foreign subsidiaries, on which deferred income taxes have not been provided, amounted to $204,300. It is the Company's intention to reinvest these undistributed earnings of foreign subsidiaries, and it is not practicable to determine the amount of income or withholding tax that would be payable upon the remittance of those earnings. Such earnings would become taxable upon the sale or liquidation of foreign subsidiaries or upon the remittance of dividends. Tax credits that would become available upon distribution of such earnings could reduce income taxes then payable at the U.S. statutory rate. As of December 31, 2003, the Company had available foreign tax credit carryforwards of $6,900 expiring as follows: $300 in 2004, $400 in 2005, $300 in 2006, $2,600 in 2007 and $3,300 in 2008. Based
upon current estimates, management estimates that $2,900 may not be utilized and therefore has been fully reserved. The Company has R&D credit carryforwards of $1,100, of which $500 expires in 2022 and $600 expires in 2023.
   The Internal Revenue Service (IRS) has completed and closed its audits of the Company's U.S. tax returns through 1997. The IRS is currently conducting audits of the 1998 and 1999 tax returns.

NOTE 8: SEGMENT INFORMATION
   The Company's operations are comprised of two reportable segments:
Pharmaceutical Systems and Drug Delivery Systems. The Pharmaceutical Systems segment focuses on the design, manufacture and distribution of stoppers, closures, medical device components and assemblies made from elastomers, metals and plastics. The Pharmaceutical Systems segment is composed of three operating segments (the Americas, Europe/Asia and Devices) which have been aggregated. These operating segments manufacture and sell similar products. The Drug Delivery Systems segment consists of a research and development unit concentrating on the commercialization of products utilizing the Company's patented drug delivery technologies, and a clinical services unit that conducts mainly Phase I and II clinical trials. The Company has aggregated these two operating segments into a single reportable segment as neither meets the quantitative thresholds for a reportable segment, and they meet the majority of the aggregation criteria.
   The Company's executive management evaluates the performance of these operating segments based on operating profit and cash flow generation. General Corporate expenses, restructuring charges and other items, are not reflected in operating profit reviewed by segment management. Corporate segment assets include pension assets, investments in affiliated companies and net assets of discontinued operations. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.
   The following table provides information on sales by significant product group:

Sales by product group            2003         2002          2001
------------------------------------------------------------------
Pharmaceutical packaging      $341,200     $286,200      $256,600

Disposable medical components  100,400       88,600        88,100

Personal care/food packaging    32,200       30,700        27,600

Laboratory and other services    9,600        7,300         4,100
------------------------------------------------------------------
  Pharmaceutical Systems      $483,400     $412,800      $376,400

Clinical services                5,400        5,300         7,800

Development/licensing revenue    1,900        1,600         8,100
------------------------------------------------------------------
  Drug Delivery Systems       $  7,300     $  6,900      $ 15,900
------------------------------------------------------------------
Net sales                     $490,700     $419,700      $392,300
==================================================================

   The Pharmaceutical Systems segment includes sales to one customer of approximately $58,100, $54,600 and $50,600 in 2003, 2002 and 2001, respectively.
   The following table presents sales by the country in which the legal subsidiary is domiciled and assets are located. Long-lived assets include property, plant and equipment, patents and licensed technology.

                                Sales                     Long-lived assets
-------------------------------------------------------------------------------
                      2003      2002      2001      2003      2002        2001
-------------------------------------------------------------------------------
United States     $246,800  $225,000  $218,300  $113,100  $111,300    $118,700

Germany             59,700    45,600    36,600    57,300    38,700      29,200

Other European
  countries        146,000   114,900   103,400    74,500    64,700      52,500

Other               38,200    34,200    34,000    17,700    15,900      17,300
-------------------------------------------------------------------------------
                  $490,700  $419,700  $392,300  $262,600  $230,600    $217,700
===============================================================================


The following table provides summarized financial information for the Company's segments:

                                                     Pharmaceutical        Drug Delivery
                                                            Systems              Systems         Corporate        Consolidated
-------------------------------------------------------------------------------------------------------------------------------
2003
----
Net sales                                                 $ 483,400             $  7,300          $     --           $ 490,700

Operating profit (loss)                                      88,200              (17,500)          (16,200)             54,500

Segment assets                                              468,800               15,200           139,600             623,600

Capital expenditures                                         58,400                  400             2,000              60,800

Depreciation and amortization expense                        29,400                1,800             1,800              33,000

2002
----
Net sales                                                 $ 412,800              $ 6,900          $     --           $ 419,700

Operating profit (loss)                                      65,100              (15,000)          (23,400)             26,700

Segment assets                                              405,800               16,800           107,000             529,600

Capital expenditures                                         31,600                1,700             4,400              37,700

Depreciation and amortization expense                        28,700                1,800             2,500              33,000

2001
----
Net sales                                                 $ 376,400             $ 15,900          $     --           $ 392,300

Operating profit (loss)                                      55,200               (4,300)          (11,000)             39,900

Segment assets                                              376,400               20,700           111,100             508,200

Capital expenditures                                         39,400                1,200             4,600              45,200

Depreciation and amortization expense                        27,300                1,800             2,800              31,900
===============================================================================================================================

NOTE 9: NET INCOME (LOSS) PER SHARE
   The following table reconciles shares used in the calculation of basic net income (loss) per share to the shares used in the calculation of net income
(loss) per share assuming dilution. There is no adjustment to the net income
(loss) of the Company in the calculation of net income (loss) per share assuming dilution.

                                            2003           2002          2001
-------------------------------------------------------------------------------
Income from continuing operations       $ 31,900       $ 12,800      $ 19,700

Discontinued operations, net of tax           --          5,600       (24,900)
-------------------------------------------------------------------------------
Net income (loss)                       $ 31,900       $ 18,400      $ (5,200)
===============================================================================
Average common
  shares outstanding                      14,513         14,434        14,336

Assumed stock options
  exercised and awards vested                 33             --            12
-------------------------------------------------------------------------------
Average shares
  assuming dilution                       14,546         14,434        14,348
===============================================================================

   For 2003, 2002 and 2001, stock options of 1,246,600, 2,117,900 and 862,700, respectively, were excluded from the computation of diluted earnings per share since the options' exercise prices were greater than the average market price for the related periods.

NOTE 10: COMPREHENSIVE INCOME (LOSS)
   Comprehensive income (loss) consists of reported net income (loss) and other comprehensive income (loss), which reflects revenue, expenses and gains and losses that generally accepted accounting principles exclude from net income
(loss). For the Company, the items excluded from current net income (loss) are cumulative foreign currency translation adjustments, unrealized gains or losses on available-for-sale securities of affiliates, fair value adjustments on derivative financial instruments and additional minimum pension liability adjustments.
   The components of accumulated other comprehensive income (loss) at December 31 are as follows:

                                            2003             2002
------------------------------------------------------------------
Foreign currency translation            $ 23,700         $ (7,500)

Unrealized gains (losses)
  on securities of affiliates                300             (300)

Minimum pension liability                 (5,100)          (5,400)

Derivative financial instruments              --             (200)
------------------------------------------------------------------
                                        $ 18,900         $(13,400)
==================================================================

NOTE 11: INVENTORIES

                                            2003             2002
------------------------------------------------------------------
Finished goods                          $ 21,700         $ 18,900

Work in process                            8,600            7,400

Raw materials                             17,700           15,000
------------------------------------------------------------------
                                        $ 48,000         $ 41,300
==================================================================

    Included in the amounts above are inventories located in the United States that are valued on the LIFO basis, amounting to $15,300 and $15,200 at December 31, 2003 and 2002, respectively, which are approximately $7,500 and $7,100, respectively, lower than replacement value.

NOTE 12: GOODWILL AND INTANGIBLES
   The Company performed its initial goodwill impairment test at January 1, 2002, and determined that no impairment of the recorded goodwill existed. The Company has since performed an annual impairment test of its continuing operations and determined that there is no impairment. The Company did not record amortization expense for goodwill in 2003 and 2002 as compared to the $1,200, net of tax, recorded in 2001.
   The goodwill balance as of December 31, 2003, was $41,500 compared to $35,500 as of December 31, 2002. Foreign currency translation adjustments in the Pharmaceutical Systems segment increased the goodwill balance $6,000 and $4,800, respectively, as of December 31, 2003 and 2002.
   In 2002, the Company recorded a $600 goodwill impairment charge, included in discontinued operations, based on a third-party offer to purchase the Company's consumer healthcare research business. This business, which was previously included in the Drug Delivery Systems segment, was sold in 2002 and the remaining goodwill balance of $1,300 was included in the disposal.
   Goodwill by reportable segment as of December 31, 2003 and 2002, was as follows:

                                            2003             2002
------------------------------------------------------------------
Pharmaceutical Systems                  $ 39,500         $ 33,500

Drug Delivery Systems                      2,000            2,000
------------------------------------------------------------------
                                        $ 41,500         $ 35,500
==================================================================

   The cost and respective accumulated amortization for the Company's patents was $11,800 and $4,900, respectively, as of December 31, 2003, and $11,400 and $4,100, respectively, as of December 31, 2002. The cost basis of patents includes the effects of foreign currency translation adjustments. There were no intangibles purchased or acquired during 2003 or 2002. The weighted average life of patents purchased or acquired in 2001 was 17 years. Amortization expense for the years ended December 31, 2003, 2002, and 2001 was $800, $800 and $600,
respectively. Estimated amortization for each of the next five years is approximately $800 per year.

   The following table reconciles the reported net income (loss) and net income
(loss) per share to that which would have resulted had the non-amortization provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," been applied to the period ended December 31, 2001:
                                                             2001
------------------------------------------------------------------
As reported

  Income from continuing operations                      $ 19,700

  Discontinued operations                                 (24,900)
------------------------------------------------------------------
  Net (loss) income                                      $ (5,200)

  Goodwill amortization, net of tax                         1,200
------------------------------------------------------------------
As adjusted                                              $ (4,000)
==================================================================
As reported basic income (loss) per share

  Continuing operations                                  $   1.38

  Discontinued operations                                   (1.74)
------------------------------------------------------------------
                                                         $   (.36)
------------------------------------------------------------------
As adjusted                                              $   (.28)
==================================================================
As reported diluted income (loss) per share

  Continuing operations                                  $   1.37

  Discontinued operations                                   (1.73)
------------------------------------------------------------------
                                                         $   (.36)
------------------------------------------------------------------
As adjusted                                              $   (.28)
==================================================================

NOTE 13: PROPERTY, PLANT AND EQUIPMENT
   A summary of gross property, plant and equipment at December 31 is presented in the following table:

                            Years of
                            expected
                            useful life       2003          2002
-----------------------------------------------------------------
Land                                      $  3,400      $  3,000

Buildings and improvements     5-50        125,900       120,100

Machinery and equipment        2-15        332,600       301,900

Molds and dies                  2-7         61,400        56,900

Construction in progress                    40,300        17,700
-----------------------------------------------------------------
                                          $563,600      $499,600
 ================================================================

   Construction in progress at December 31, 2003, includes $13,100 of costs related to the rebuilding of the Kinston facility.

NOTE 14: AFFILIATED COMPANIES
   At December 31, 2003, the following affiliated companies were accounted for under the equity method:

                                                       Ownership
                                     Location           interest
-----------------------------------------------------------------
West Pharmaceutical
   Services Mexico, S.A. de C.V.       Mexico                49%

Aluplast S.A. de C.V.                  Mexico                49%

Pharma-Tap S.A. de C.V.                Mexico                49%

Daikyo Seiko, Ltd.                      Japan                25%
=================================================================

   The Company records equity in net income (loss) of these affiliated companies for the 12-month period ended October 31.
   A summary of the financial information for these companies is presented below:

                                              2003          2002
-----------------------------------------------------------------
Balance Sheets:

Current assets                            $ 99,600     $  80,100

Noncurrent assets                          157,500       126,200
-----------------------------------------------------------------
  Total assets                           $ 257,100     $ 206,300
=================================================================
Current liabilities                      $  80,600     $  62,400

Noncurrent liabilities                      95,300        80,100

Owners' equity                              81,200        63,800
-----------------------------------------------------------------
  Total liabilities and owners' equity   $ 257,100     $ 206,300
=================================================================

                                  2003        2002          2001
-----------------------------------------------------------------
Income Statements:

Net sales                     $103,000    $ 81,800      $ 81,500

Gross profit                    26,500      18,100        18,500

Net income                       6,500       1,200         2,500
=================================================================

   During 2002, the Company's Mexican affiliates recorded a restructuring charge related to the consolidation of two of their rubber molding operations. Equity in net income (loss) of affiliated companies includes $800 related to this restructuring. All employees were terminated and all related payments were made during 2002.
   In connection with the 2002 plant consolidation, the Company advanced $1,000 to its Mexican affiliate. The note, which is denominated in U.S. dollars, is at a 4% interest rate and is due in 2005.
   Unremitted income of affiliated companies included in consolidated retained earnings amounted to $14,200, $12,700 and $12,900 at December 31, 2003, 2002 and 2001, respectively. Dividends received from affiliated companies were $100 in 2003 and 2002 and $200 in 2001.
   The Company's equity in unrealized gains and losses of Daikyo Seiko, Ltd.'s investment in securities available for sale included in accumulated other comprehensive income, a separate component of shareholders' equity, was $300, $(300) and $0 at December 31, 2003, 2002 and 2001, respectively. The unrealized gain in 2003 was net of income tax expense of $400. The unrealized losses in 2002 and 2001 are net of income tax benefits of $200 and $100, respectively.

   Company purchases and royalty payments made to affiliates totaled $18,400 and $11,500, respectively, in 2003 and 2002, of which $4,400 and $1,800 was due and payable as of December 31, 2003 and 2002, respectively. These transactions primarily relate to a distributorship agreement allowing the Company to purchase and re-sell Daikyo products. Sales to affiliates were $700 and $1,000, respectively, in 2003 and 2002, of which $200 were receivable as of December 31, 2003 and 2002.

NOTE 15: BENEFIT PLANS
   The Company and certain domestic and international subsidiaries sponsor defined benefit pension plans. In addition, the Company provides minimal life insurance benefits for certain United States retirees and pays a portion of healthcare (medical and dental) costs for retired United States salaried employees and their dependents. Benefits for participants are coordinated with Medicare and the plan mandates Medicare risk (HMO) coverage wherever possible and caps the total contribution for non-HMO coverage.
   In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law. The Act introduced a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree healthcare benefit plans that provide a benefit that is at least actuarially equivalent to Medicare. As allowed by FASB Staff Position No. FAS 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" (FSP 106-1), the Company has elected to defer accounting for the effects of the Act. In accordance with FSP 106-1, any measures of the accumulated postretirement benefit obligation or net periodic postretirement benefit cost in the financial statements or accompanying notes do not reflect the effects of the Act on the plan. Specific authoritative guidance on the accounting for the federal subsidy is pending and that guidance, when issued, could require the sponsor to change previously reported information. The Company does not believe the Act will have a material impact on the Company's financial condition or results of operations.
   The Company uses a December 31 measurement date for its pension and other retirement benefit plans.
   The expense (income) components of net pension expense (income) are as follows:

                              Pension benefits        Other retirement benefits
--------------------------------------------------------------------------------
                         2003      2002      2001     2003      2002      2001
--------------------------------------------------------------------------------
Service cost         $  4,300  $  3,300  $  3,500   $  600   $   400    $  300

Interest cost          10,700     9,700     9,600      500       600       600

Expected return
  on assets           (12,300)  (16,000)  (19,100)      --        --        --

Amortization
  of unrecognized
  transition asset       (100)     (700)     (700)      --        --        --

Amortization
  of prior
  service cost            700       600       500     (100)   (1,400)   (1,400)

Recognized
  actuarial losses
  (gains)               3,800       100    (1,900)    (100)       --      (100)
--------------------------------------------------------------------------------
Pension expense
  (income)           $  7,100  $ (3,000) $ (8,100)  $  900   $  (400)     (600)
================================================================================

   The following tables provide a reconciliation of the benefit obligation, plan assets and funded status of the plans:

                      Pension benefits          Other retirement benefits
--------------------------------------------------------------------------------
                             2003            2002          2003          2002
--------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION:

Benefit obligation,
  January 1             $(164,100)      $(141,900)     $(10,100)     $ (8,100)

Service cost               (4,300)         (3,300)         (600)         (400)

Interest cost             (10,700)         (9,700)         (500)         (600)

Participants'
  contributions              (500)           (300)         (300)         (300)

Actuarial (loss) gain     (19,300)        (13,300)        1,500          (900)

Amendments/
  transfers in               (700)         (2,400)           --          (500)

Benefits/expenses paid      8,000           8,800           700           700

Foreign currency
  translation              (2,800)         (2,000)           --            --
--------------------------------------------------------------------------------
Benefit obligation,
  December 31           $(194,400)      $(164,100)     $ (9,300)     $(10,100)
================================================================================
CHANGE IN PLAN ASSETS:

Fair value of
  assets, January 1     $ 142,200       $ 173,700      $     --      $     --

Actual return
  on assets                32,600         (24,800)           --            --

Employer
  contribution              1,500           1,000           400           400

Participants'
  contributions               500             300           300           300

Benefits/expenses
  paid                     (8,000)         (8,800)         (700)         (700)

Foreign currency
  translation               1,200             800            --            --
--------------------------------------------------------------------------------
Fair value of
  plan assets,
  December 31           $ 170,000       $ 142,200      $     --      $     --
================================================================================
FUNDED STATUS:

Assets less than
  benefits              $ (24,400)      $ (21,900)     $ (9,300)     $(10,100)

Unrecognized net
  actuarial loss (gain)    56,300          60,800        (1,600)         (200)

Unrecognized
  transition asset          1,500           1,200            --            --

Unrecognized
  prior service cost        5,700           5,200           900           800
--------------------------------------------------------------------------------
                        $  39,100       $  45,300      $(10,000)     $ (9,500)
================================================================================
DECEMBER 31:

Pension asset           $  50,500       $  54,700      $     --      $     --

Other long-term
  liabilities             (18,800)        (17,200)      (10,000)       (9,500)

Accumulated other
  comprehensive
  income                    7,400           7,800            --            --
--------------------------------------------------------------------------------
                        $  39,100       $  45,300      $(10,000)     $ (9,500)
================================================================================

   The accumulated benefit obligation for all defined benefit pension plans was $170,500 and $146,900 at December 31, 2003 and 2002, respectively. The pre-tax change in the additional minimum liability included in other comprehensive income was $(400) in 2003 and $3,400 in 2002.
   The aggregate projected benefit obligation and aggregate fair value of plan assets for pension plans with obligations in excess of plan assets were $194,400 and $170,000, respectively, as of December 31, 2003, and $164,100 and $142,200,
respectively, as of December 31, 2002. The aggregate accumulated benefit obligation and aggregate fair value of plan assets for pension plans with obligations in excess of plan assets were $30,100 and $11,700, respectively, as of December 31, 2003, and $23,300 and $8,200, respectively, as of December 31, 2002.
   The Company expects to contribute approximately $1,900 to pension plans and $400 to other retirement plans in 2004.
   Weighted average assumptions used to determine net periodic pension cost for the years ended December 31 are as follows:

                          Pension benefits      Other retirement benefits
--------------------------------------------------------------------------
                       2003     2002     2001     2003     2002     2001
--------------------------------------------------------------------------
Discount rate          6.4%     7.1%     7.6%     6.5%     7.3%     7.8%

Rate of compensation
  increase             4.7%     4.6%     5.1%       --       --       --

Long-term rate of
  return on assets     8.8%     9.3%     9.4%       --       --       --
==========================================================================

   Weighted average assumptions used to determine the benefit obligations at December 31 are as follows:
                                                         Other retirement
                                    Pension benefits         benefits
--------------------------------------------------------------------------
                                    2003       2002       2003       2002
--------------------------------------------------------------------------
Discount rate                       6.0%       6.4%       6.0%       6.5%

Rate of compensation increase       4.7%       4.8%         --         --
==========================================================================

   The long-term rate of return for U.S. plans, which account for 93% of global plan assets, was 9% for the year ended December 31, 2003. This return assumption was determined by reviewing the expected mix of plan assets and the projected return over a 10-year period.
   The assumed healthcare cost trend used is 12.5% for all participants in 2003, decreasing to 5.5% by 2010. Increasing or decreasing the assumed trend rate for healthcare costs by one percentage point would result in a $500 increase or decrease, respectively, in the accumulated benefit obligation. The related change in the aggregate service and interest cost components of the 2003 plan expense would be a $100 increase or decrease, respectively.
   The Company's pension plans weighted average asset allocations by asset category for the years ended December 31 are as follows:

                                           2003            2002
----------------------------------------------------------------
Equity securities                           66%             71%

Debt securities                             33              28

Other                                        1               1
----------------------------------------------------------------
                                           100%            100%
================================================================

   The Company's U.S. pension plan is managed as a balanced portfolio comprised of two components: equity and fixed income debt securities. Equity investments are used to maximize the long-term real growth of fund assets, while fixed income investments are used to generate current income, provide for a more stable periodic return, and to provide some protection against a prolonged decline in the market value of fund equity investments. Temporary funds may be held as cash. The Company maintains a long-term strategic asset allocation policy which provides guidelines for ensuring that the fund's investments are managed with the short-term and long-term financial goals of the fund but provide the flexibility to allow for changes in capital markets.
   The following are the Company's target asset allocations and acceptable allocation ranges:

                                        Target          Allocation
Asset class                         allocation             range
--------------------------------------------------------------------
Equity                                     65%           55% - 75%

Debt securities                            35%           25% - 45%

Cash                                        0%            0% - 5%
====================================================================

   Diversification across and within asset classes is the primary means by which the Company mitigates risk. The Company maintains guidelines for all asset and sub-asset categories in order to avoid excessive investment concentrations. Fund assets are monitored on a regular basis. If at any time the fund asset allocation is not within the acceptable allocation range, funds will be reallocated. The Company also reviews the fund on a regular basis to ensure that the investment returns received are consistent with the short-term and long-term goals of the fund and with comparable market returns.
   The Company is prohibited from investing pension fund assets in the following: the Company's own stock, securities on margin, or derivative securities, and from pledging of securities.
   The Company provides certain post-employment benefits for terminated and disabled employees, including severance pay, disability-related benefits and healthcare benefits. These costs are accrued over the employee's active service period or, under certain circumstances, at the date of the event triggering the benefit.
   The Company also sponsors a defined contribution savings plan for certain salaried and hourly United States employees. Company contributions are equal to 50% of each participant's contribution up to 6% of the participant's base compensation. Company contributions were $1,200 in 2003, $1,100 in 2002 and $1,300 in 2001.

NOTE 16: DEBT
   Short-Term: Notes payable, which includes short-term lines of credit in the amounts of $8,000 and $4,100 at December 31, 2003 and 2002, respectively, are payable within one year and bear interest at a weighted average interest rate of 5.1% and 5%, respectively.
   Long-Term:

At December 31,                                   2003              2002
-------------------------------------------------------------------------
Unsecured:

Senior notes, due 2009 (6.81%)               $ 100,000         $ 100,000

Revolving credit facility, due 2005 (1.7%)      67,000            59,200

Other notes, due 2003 (6.8% to 9.2%)                --            11,700
-------------------------------------------------------------------------
Total long-term debt                           167,000           170,900

Less current portion                                --            11,700
-------------------------------------------------------------------------
                                             $ 167,000         $ 159,200
=========================================================================

   In 1999, the Company entered into an agreement with five insurance companies to borrow a total of $100,000 for ten years at a coupon rate of 6.81%; the effective interest rate is 6.91%. Interest is payable quarterly.
   In 2000, the Company entered into a multi-currency revolving credit agreement. The credit agreement consisted of a $70,000, five-year revolving credit facility and a 364-day line of credit. In July 2003, the Company increased the 364-day line of credit to $55,000 from the $44,500 as of December 31, 2002. The total available line of credit was $125,000 and $114,500, respectively, as of December 31, 2003 and 2002. As of December 31, 2003 and 2002, the Company had borrowed $67,000 and $59,200, respectively, under the five-year facility. These borrowings were recorded as long-term debt. Interest on these facilities is charged at the applicable London Inter-Bank Offering Rates (LIBOR) plus a margin dependent on the Company's debt to total capital ratio. Commitment fees on these credit agreements also fluctuate according to the Company's debt to total capital ratio with a maximum commitment fee of 30 basis points on the 364-day facility and 25 basis points on the five-year facility.
   Long-term debt maturing in the years following 2003 is: $0 in 2004, $67,000 in 2005, $0 in 2006, $0 in 2007, $0 in 2008 and $100,000 thereafter.
   Certain of the financing agreements, among other things, require the maintenance of working capital, interest coverage, debt-to-capitalization and tangible net worth ratios, and restrict the sale of assets.
   Interest costs incurred during 2003, 2002 and 2001 were $10,400, $11,300 and $14,300, respectively, of which $700, $700 and $800, respectively, were capitalized as part of the cost of acquiring certain assets.
   During 2003, the Company's remaining interest rate swap contract expired. The swap, with a notional value of British pounds sterling (BPS) 6,950 at a fixed interest rate of 7.23%, expired when the debt was repaid in October 2003. Under the terms of the contract, the Company made periodic interest payments based on the fixed rate of interest on the notional principal amount to a counterparty that made payments based on a variable interest rate. The net interest expense recognized in connection with these agreements was $300 in 2003, $300 in 2002 and $200 in 2001.

NOTE 17: FINANCIAL INSTRUMENTS
   The following disclosure reflects the estimated fair value of financial instruments of the Company as of December 31:

                        Carrying value          Estimated fair
                                                     value
------------------------------------------------------------------
Asset (liability)        2003       2002        2003         2002
------------------------------------------------------------------
Cash and
  cash equivalents   $ 37,800   $ 33,200    $ 37,800     $ 33,200

Short- and
 long-term debt      (175,000)  (175,000)   (185,900)    (175,500)

Interest rate swaps        --       (200)         --         (200)

Forward exchange
  contracts              (100)        --        (100)          --
==================================================================

   Methods used to estimate the fair market values of the above listed financial instruments are as follows: cash and cash equivalents, due to their short maturity, are estimated at carrying values that approximate market; debt is estimated based on current market quotes for instruments of similar maturity; interest rate swaps and forward exchange rate contracts are valued at published market prices, market prices of comparable instruments or quotes.
   The Company recognizes all derivatives as either assets or liabilities and measures those instruments at fair value as of the balance sheet date. The change in fair value is recorded each period in earnings or other comprehensive income depending on its hedging designation. At the adoption of the statement, the Company recorded a charge to other comprehensive income of $200, net of tax, to recognize the fair value of its derivative instruments.
   The Company uses interest rate swaps and forward exchange contracts to minimize the economic exposure related to fluctuating interest and foreign exchange rates. Derivatives used by the Company are highly effective as all of the critical terms of the derivative instruments match the hedged item. Effectiveness is measured on a quarterly basis. The Company did not record any amounts to the statement of income as a result of ineffectiveness for the year ended December 31, 2003.
   Unrealized gains and losses from cash flow hedges, primarily interest rate swaps, are recorded in other comprehensive income. As the underlying transaction occurs, any unrealized gains or losses on the related hedge are reclassified from other comprehensive income to the statement of income (interest expense), offsetting the income effects of the transaction to which they relate. Gains and losses on forward exchange contracts designated as fair value hedges, primarily related to raw material purchase commitments, are deferred and recognized in the statement of income as part of the underlying transaction.
   In October 2003, the Company's remaining interest rate swap, designated as a cash flow hedge, expired. As a result, the $200, net of tax, which was included in accumulated other comprehensive income as of December 31, 2002, was reclassified from other comprehensive income to the statement of income (interest expense).
   The Company is exposed to currency fluctuations on cross-currency intercompany loans. As a result, short-term foreign exchange contracts are used to neutralize month-end balance sheet exposures. The forward contracts are not designated as hedges and are recorded at fair value with any gains or losses recognized in current period earnings in accordance with SFAS

No. 133, "Accounting for Derivative Financial Instruments and Hedging Activities." Gains and losses on these contracts are typically offset by gains and losses on the underlying hedged item.
   In January 2003, due to continuing fluctuations in the Japanese yen, the Company entered into an arrangement to hedge its net investment in Daikyo Seiko, Ltd., a Japanese company in which the Company has a 25% ownership interest. The Company's strategy was to minimize the exposure to foreign currency fluctuations by employing borrowings in the functional currency of the investment. The Company borrowed 1.7 billion yen under its five-year revolving credit facility and has designated the borrowing as a hedge of its net investment in the Company's investment in Daikyo. As of December 31, 2003, a $1,500 loss is included in the cumulative foreign currency translation adjustment related to this hedge.
   In order to minimize the exposure to foreign currency fluctuations, the Company borrowed 10,000 BPS in 2002 and designated the borrowing as a hedge of the Company's net investment in its U.K. subsidiaries. Due to unfavorable interest rates, the 10,000 BPS debt was repaid in January 2003. The mark-to-market currency adjustments of $1,900, recorded as a cumulative translation adjustment to shareholders' equity, will remain there until the disposal of the investment.

NOTE 18: CAPITAL STOCK
   Purchases (sales) of common stock held in treasury during the three years ended December 31, 2003, are as follows:

                                      2003          2002         2001
----------------------------------------------------------------------
Shares held,
  January 1                      2,684,700     2,821,300    2,854,800

Employee stock purchase plan       (38,300)           --           --

Purchases                              500         2,900        2,400

Stock-based compensation plans    (100,200)     (121,400)     (35,900)

Donation of shares                 (14,000)      (18,100)          --
----------------------------------------------------------------------
Shares held,
  December 31                    2,532,700     2,684,700    2,821,300
======================================================================

   In 2002, the Company's Board of Directors authorized the donation of up to 40,000 shares of the Company's stock over the next three years to a related party charitable organization. The Company donated 14,000 and 18,100 shares held in treasury to this organization in 2003 and 2002, respectively.
   In 2000, the Company established a nonqualified deferred compensation plan for designated executive officers. Deferred amounts are invested in funds at the executives' election. The plan requires that a portion of the deferred amount be invested in the Company's stock. Purchases of the Company's stock by the plan were 500, 2,900 and 2,400 in 2003, 2002 and 2001, respectively. As of December 31, 2003, there were 8,200 shares of the Company's stock held by the plan.
   The Company maintains an employee stock purchase plan, which provides for the sale of the Company's common stock to substantially all employees at a 15% discount. The plan has two six-month offering periods per calendar year at which time employees can enroll. Payroll deductions are limited to 25% of the employee's base compensation. Employees may also make cash contributions to the plan. Employees may not buy more than $25 worth of Company stock under the plan in any one calendar year. Shares are purchased at the lower of 85% of the Company's stock price on the last trading day before commencement of the offering period or 85% of the Company's stock price on the last day of the offering period. During 2003, the Company began utilizing shares held in treasury for the purchases made by the plan. The plan expires on December 31, 2006.

NOTE 19: STOCK OPTION AND AWARD PLANS
   The Company has two long-term incentive plans for officers and key management employees of the Company and its subsidiaries. Options may no longer be granted under one of the plans. The plans provide for the grant of stock options, stock appreciation rights, restricted stock awards and performance awards. At December 31, 2003, there were 9,000 shares of common stock available for future grants. A committee of the Board of Directors determines the terms and conditions of grants, except that the exercise price of certain options cannot be less than 100% of the fair market value of the stock on the date of grant. All stock options and stock appreciation rights are exercisable at the date indicated in connection with their issuance, but not later than ten years after the date of grant. Option activity is summarized in the following table:

                                        2003         2002          2001
------------------------------------------------------------------------
Options outstanding,
  January 1                        2,027,900    1,865,200     1,667,000

Granted                              395,500      316,000       360,000

Exercised                            (79,700)    (134,600)      (59,700)

Forfeited                            (73,500)     (18,700)     (102,100)
------------------------------------------------------------------------
Options outstanding,
  December 31
                                   2,270,200    2,027,900     1,865,200
Options exercisable,
  December 31                      1,520,800    1,393,900     1,020,700
========================================================================

WEIGHTED AVERAGE EXERCISE PRICE         2003         2002          2001
------------------------------------------------------------------------
Options outstanding,
  January 1                           $27.78       $27.65        $27.86

Granted                                23.15        28.35         26.02

Exercised                              26.66        27.20         22.26

Forfeited                              30.36        28.74         28.50
------------------------------------------------------------------------
Options outstanding,
  December 31
                                      $26.93       $27.78        $27.65
Options exercisable,
  December 31                         $27.96       $28.04        $28.77
========================================================================
The range of exercise prices at December 31, 2003, was $22.59 to $32.84 per share.

   Under the Company's management incentive plan, participants are paid cash bonuses on the attainment of certain financial goals. Bonus participants are required to receive 25% of the value of their bonus, after certain adjustments for taxes payable, in shares of the Company's common stock at current fair market value. Bonus participants are given a restricted stock award equal to one share for each four shares of common stock issued with bonus awards. The restricted stock awards vest at the end of four years provided that the participant has not made a disqualifying disposition of the stock purchased. Restricted stock award grants were 4,300 shares in 2003 and 4,100 shares in 2002. There were no restricted stock awards granted in 2001.

Restricted stock forfeitures of 1,200 shares, 700 shares and 1,300 shares occurred in 2003, 2002 and 2001, respectively. Compensation expense is recognized over the vesting period based on the fair market value of common stock on the award date: $19.34 per share in 2003 and $28.83 per share in 2002.
   In 1999, the Company replaced its previously existing non-qualified stock option plan for non-employee directors. The new plan made 125,000 shares available for future grants to plan participants. Options granted under the new plan vest over a three-year period. At December 31, 2003, 41,000 options remain available for future grants. The Company's former plan was terminated in 1999 and no future grants will be made under that plan. There are no outstanding options under the former plan at December 31, 2003. The exercise price on all options is established at the market value of the Company's common stock on the date of grant. Vesting requirements vary by option grant. Option activity under the non-employee directors' plan(s) is summarized below:

                                  2003         2002          2001
------------------------------------------------------------------
Options outstanding,
  January 1                     90,000       66,000        79,500

Granted                          6,000       37,500            --

Exercised                         (300)      (3,000)       (6,000)

Forfeited                      (12,000)     (10,500)       (7,500)
------------------------------------------------------------------
Options outstanding,
  December 31                   83,700       90,000        66,000

Options exercisable,
  December 31                   52,700       52,500        52,500
==================================================================

WEIGHTED AVERAGE EXERCISE PRICE   2003         2002          2001
------------------------------------------------------------------
Options outstanding,
  January 1                     $30.50       $31.55        $30.62

Granted                          23.21        27.89            --

Exercised                        25.72        28.13         22.69

Forfeited                        30.72        28.50         28.78
------------------------------------------------------------------
Options outstanding,
  December 31                   $29.96       $30.50        $31.55
------------------------------------------------------------------
Options exercisable,
  December 31                   $31.70       $32.36        $31.22
==================================================================
The range of exercise prices at December 31, 2003, was $23.21 to $32.84 per share.

   Stock options outstanding under all plans totaled 2,353,900 at December 31, 2003. The weighted average remaining contractual life at December 31, 2003, for all plans is 4.6 years. The weighted average fair value per option granted in 2003, 2002 and 2001 using the Black-Scholes option-pricing model was $3.89, $5.04 and $4.95, respectively. The following weighted average assumptions were used to compute the fair value of the option grants in 2003, 2002 and 2001: a risk-free interest rate of 1.9%, 3.3% and 4.4%, respectively; stock volatility of 29.1%, 26.8% and 23.1%, respectively; and dividend yields of 3.2%, 4.4% and 3.0%, respectively. Expected lives averaged 3 years for options granted in 2003, 6 years for options granted in 2002 and 5 years for options granted in 2001 under the key management employee plan.

NOTE 20: COMMITMENTS AND CONTINGENCIES
   At December 31, 2003, the Company was obligated under various operating lease agreements with terms ranging from one month to 20 years. Net rental expense in 2003, 2002 and 2001 was $6,700, $6,500 and $6,300, respectively, and is net of sublease income of $700, $600, and $600, respectively.
   At December 31, 2003, future minimum rental payments under non-cancelable operating leases were:

-----------------------------------------------------------------
2004                                                   $  7,200
2005                                                      6,900
2006                                                      6,200
2007                                                      6,000
2008                                                      6,400
Thereafter                                               25,100
-----------------------------------------------------------------
Total                                                    57,800
Less sublease income                                      2,600
-----------------------------------------------------------------
                                                       $ 55,200
=================================================================

   At December 31, 2003, outstanding unconditional contractual commitments for the purchase of equipment and raw materials amounted to $2,800, all of which is due to be paid in 2004.
   Pursuant to applicable state programs, the Company is currently completing environmental remediation activities at one current and three former manufacturing facilities. The Company has reserved a total of $1,000 to address the cost of remediation at these facilities. The Company has not anticipated any possible recovery from insurance or other sources. Neither collectively nor individually do these remediation projects present material impacts to the Company's operating budgets, profits or competitive position.
   The facilities being addressed are as follows: 1) former Technical Center facility in Phoenixville, Pa.; 2) former plastics manufacturing facility in Wayne, N.J.; 3) current operating plant in St. Petersburg, Fla.; and 4) former Kinston, N.C., facility, which was destroyed by fire in January 2003. Although the Company cannot be certain, the Company expects that remediation activities at all of these facilities will be completed in 2004, with the exception of periodic groundwater compliance monitoring activities.
   In July 2003, the Company signed an Administrative Order on Consent with the U.S. Environmental Protection Agency (EPA) requiring the Company to complete certain site assessment and cleanup activities following the explosion and fire at its Kinston, N.C., facility. As part of that agreement, the Company also reimbursed the EPA's past response costs of $300, and agreed to reimburse the future oversight costs associated with the on-going site assessment and cleanup.
   At December 31, 2003, the Company had outstanding letters of credit of $500. The letters of credit act as a guarantee of payment to certain third parties in accordance with specified terms and conditions.
   The Company has been named a defendant in a lawsuit filed in connection with the explosion and related fire in which plaintiffs seek unspecified compensatory and punitive damages. Because this lawsuit is in its early stages, the Company is unable to estimate these plaintiffs' alleged damages. The Company believes that overall it has sufficient insurance to cover losses from expected litigation associated with the incident.

NOTE 21: NEW ACCOUNTING STANDARDS
   In December 2003, the Financial Accounting Standards Board ("FASB") released SFAS No. 132 (revised 2003), "Employer's Disclosures about Pensions and Other Postretirement Benefits." This statement revises employers' disclosures about pension plans and other postretirement benefit plans by expanding disclosures for assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The statement is effective, except as noted, for fiscal years ending after December 15, 2003. Certain disclosures about foreign plans and benefit payments are required for fiscal years ending after June 15, 2004. The Company adopted revised SFAS No. 132 in December 2003 and has therefore included the disclosures required by the statement, except the disclosures for benefits, which will be included after June 15, 2004.
   In December 2003, the FASB released Interpretation No. 46 (revised December
2003), "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51" (FIN 46R). FIN 46R requires a company to consolidate a variable interest entity if the equity investment at risk is not sufficient to permit the entity to finance its activities without additional financial support, or if the equity investors lack the essential characteristics of a controlling financial interest, or if the equity investors have voting rights that are not proportionate to their economic interests and the activities of the entity involve or are conducted on behalf of an investor. FIN 46R is effective for entities that have interests in structures referred to as special purpose entities for periods ending after December 15, 2003. Application for all other types of variable interest entities is required in financial statements for periods ending after March, 15, 2004. FIN 46R will not have a material effect on the Company's consolidated financial position or results of operations.
   In November 2002, the Emerging Issues Task Force ("EITF") reached a consensus opinion on EITF 00-21, "Revenue Arrangements with Multiple Deliverables." The consensus provides guidance on accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, the consensus addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. EITF 00-21 did not have a material effect on the Company's consolidated financial position or results of operations.
   In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires that a liability for costs associated with a disposal activity, including those related to employee termination benefits, be recognized when the liability is incurred, and not necessarily at the date of an entity's commitment to an exit plan as had been the practice under the prior accounting guidance. The Company adopted SFAS No. 146 on January 1, 2003.
   In 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset. The Company adopted SFAS No. 143 on January 1, 2003. SFAS No. 143 did not have a material impact on the Company's financial position or results of operation.

REPORT OF MANAGEMENT

   The Company's management is responsible for the integrity, reliability and objectivity of publicly reported financial information. Management believes that the financial statements as of and for the year ended December 31, 2003, have been prepared in conformity with accounting principles generally accepted in the United States of America and that information presented in this Annual Report is consistent with those statements. In preparing the financial statements, management makes informed judgments and estimates where necessary, with appropriate consideration given to materiality.
   In meeting its responsibility for preparing financial statements, management maintains a system of internal accounting controls to assure the safety of its assets against unauthorized acquisition, use or disposition. This system is designed to provide reasonable assurance that assets are safeguarded and transactions are recorded properly and executed in accordance with management's authorization, allowing for preparation of reliable financial statements. There are inherent limitations in the effectiveness of all internal control systems. The design of the Company's system recognizes that errors or irregularities may occur and that estimates and judgments are required to assess the relative cost and expected benefits of the controls. Management believes the Company's accounting controls provide reasonable assurance that errors or irregularities that could be material to the financial statements are prevented or would be detected within a timely period.
   The independent accountants are appointed by the Audit Committee of the Board of Directors, with the approval of the shareholders. As part of their engagement, the independent accountants audit the Company's financial statements, express their opinion thereon, and review and evaluate selected systems, accounting procedures and internal controls to the extent they consider necessary to support their report.




/s/ Donald E. Morel, Jr., Ph.D.
-----------------------------------------------
Donald E. Morel, Jr., Ph.D.
Chairman, President and Chief Executive Officer




/s/ William J. Federici
-----------------------------------------------
William J. Federici
Vice President and Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and the Board of Directors of West Pharmaceutical Services, Inc.:

   In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of comprehensive income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of West Pharmaceutical Services, Inc. and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   As discussed in Note 12 to the Consolidated Financial Statements, the
Company changed the manner in which it accounts for goodwill and other intangible assets as of January 1, 2002.




/s/ PricewaterhouseCoopers LLP
------------------------------
PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
February 17, 2004

FIVE-YEAR SUMMARY
West Pharmaceutical Services, Inc. and Subsidiaries


(in thousands of dollars, except per share data)                    2003          2002          2001           2000          1999
------------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Net sales                                                $       490,700       419,700       392,300        372,500       390,200
Operating profit                                         $        54,500        26,700        39,900         40,200        60,300
Income from continuing operations                        $        31,900        12,800        19,700         20,000        36,400
Income (loss) from discontinued operations               $            --         5,600       (24,900)       (18,400)        2,300
-----------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                        $        31,900        18,400        (5,200)         1,600        38,700
-----------------------------------------------------------------------------------------------------------------------------------
Income per share from continuing operations:
   Basic (a)                                             $          2.20           .89          1.38           1.39          2.44
   Assuming dilution (b)                                 $          2.19           .89          1.37           1.39          2.42
Income (loss) per share from discontinued operations:
   Basic (a)                                             $            --           .39         (1.74)         (1.28)          .15
   Assuming dilution (b)                                 $            --           .39         (1.73)         (1.28)          .15
Average common shares outstanding                                 14,513        14,434        14,336         14,407        14,914
Average shares assuming dilution                                  14,546        14,434        14,348         14,409        15,048
Dividends paid per common share                          $           .81           .77           .73            .69           .65
-----------------------------------------------------------------------------------------------------------------------------------
Research and development expenses                        $        18,700        16,400        13,000         10,900         9,300
Capital expenditures                                     $        60,800        37,700        45,200         47,700        39,300
===================================================================================================================================
YEAR-END FINANCIAL POSITION
Working capital                                          $        97,800        73,600        83,200         93,800        80,700
Total assets                                             $       623,600       529,600       508,200        554,100       549,600
Total invested capital:
  Total debt                                             $       175,000       175,000       193,000        199,400       171,100
  Minority interests                                     $            --            --            --          1,000           800
  Shareholders' equity                                   $       257,600       201,500       176,800        204,800       231,200
-----------------------------------------------------------------------------------------------------------------------------------
Total invested capital                                   $       432,600       376,500       369,800        405,200       403,100
===================================================================================================================================
PERFORMANCE MEASUREMENTS
Gross margin (c)                                         %          31.8          28.0          29.3           28.9          33.9
Operating profitability (d)                              %          11.1           6.4          10.2           10.8          15.5
Effective tax rate                                       %          35.6          24.0          30.7           34.7          31.4
Asset turnover ratio (e)                                             .85           .81           .74            .68           .74
Return on average shareholders' equity                   %          13.9           9.8          (2.7)            .7          16.8
Total debt as a percentage of total invested capital     %          40.5          46.5          52.2           49.2          42.5
-----------------------------------------------------------------------------------------------------------------------------------
Stock price range                                        $ 35.80 - 16.65 32.50 - 16.25 28.35 - 22.75  31.88 - 19.63 40.44 - 30.88
===================================================================================================================================

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

o 2003 includes a net gain from an insurance settlement of $12.1 million (net of tax) and includes asset impairment and post-employment benefit charges that reduced operating results by $7.5 million (including a related tax charge).

o 2002 includes a net restructuring charge of $7.4 million (net of tax), tax benefits of $2.4 million resulting from a change in tax law, a $0.8 million charge related to the restructuring of one of the Company's affiliates and a foreign currency exchange gain of $0.8 million (net of tax).

o 2001 includes a net restructuring charge that reduced operating results by $1.3 million (net of tax).

o 2000 includes tax benefits totaling $1.5 million realized upon the favorable resolution of tax issues connected to the 1997 reorganization of the Company's German subsidiaries, and includes a restructuring charge that reduced operating results by $4.9 million (net of tax).

o 1999 includes net tax benefits totaling $2.3 million related to a favorable determination of a prior years' tax appeal and the refund of taxes paid previously as a result of a dividend, and includes for the first time results of the clinical service business acquired on April 20, 1999.

QUARTERLY OPERATING AND PER SHARE DATA (UNAUDITED)
West Pharmaceutical Services, Inc. and Subsidiaries

                                                         First         Second            Third          Fourth            Full
(in thousands of dollars, except per share data)       Quarter        Quarter          Quarter         Quarter            Year
--------------------------------------------------------------------------------------------------------------------------------
2003
----
Net sales                                             $117,800       $126,400         $120,100        $126,400        $490,700
Gross profit                                            36,400         41,400           35,800          42,200         155,800
--------------------------------------------------------------------------------------------------------------------------------
Net income                                               3,800          6,900            4,100          17,100          31,900
--------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share
  Continuing operations                                    .26            .48              .28            1.17            2.20
Diluted earnings per share
  Continuing operations                                    .26            .48              .28            1.14            2.19


2002
----
Net sales                                             $101,700       $106,500         $104,100        $107,400        $419,700
Gross profit                                            30,800         30,700           26,300          29,800         117,600
Income (loss) from continuing operations                 6,300          5,200           (2,000)          3,300          12,800
Discontinued operations, net                              (200)           100            5,600             100           5,600
--------------------------------------------------------------------------------------------------------------------------------
Net income                                               6,100          5,300            3,600           3,400          18,400
--------------------------------------------------------------------------------------------------------------------------------
Basic earnings (loss) per share
  Continuing operations                                    .44            .36             (.14)            .23             .89
  Discontinued operations                                 (.02)           .01              .39             .01             .39
--------------------------------------------------------------------------------------------------------------------------------
                                                           .42            .37              .25             .24            1.28
Diluted earnings (loss) per share
  Continuing operations                                    .44            .36             (.14)            .23             .89
  Discontinued operations                                 (.02)           .01              .39             .01             .39
--------------------------------------------------------------------------------------------------------------------------------
                                                           .42            .37              .25             .24            1.28
================================================================================================================================

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

o Full year 2003 results include costs associated with the Kinston plant explosion. See Note "Kinston."

o Fourth quarter 2003 results include the effect of the gain from the insurance settlement from the Kinston plant explosion. See Note "Kinston."

o Fourth quarter 2003 results include the effect of the impairment of the Company's plastics device plant. See Note "Restructuring and Impairment Charges."

o First quarter 2002 results include a foreign currency exchange gain. See Note "Other Income (Expense)."

o Third quarter 2002 results include the write-off of the Company's information systems implementation project, the write-down of an investment, the tax benefit resulting from a change in tax law, and the restructuring of one of the Company's affiliates. See Notes "Restructuring and Impairment Charges," "Income Taxes" and "Affiliated Companies."

o Fourth quarter 2002 results include severance provisions primarily associated with the termination of the information systems implementation project. See Note "Restructuring and Impairment Charges."


                   First Quarter        Second Quarter         Third Quarter           Fourth Quarter            Year
------------------------------------------------------------------------------------------------------------------------------
STOCK PRICE   High    Low    Close   High    Low    Close   High    Low    Close   High    Low    Close   High    Low   Close
------------------------------------------------------------------------------------------------------------------------------
2003         $24.87 $16.65  $19.60  $26.16 $19.90  $24.50  $34.75 $23.20  $31.31  $35.80 $30.90  $33.90  $35.80 $16.65 $33.90

2002          30.53  25.00   30.35   32.50  27.90   32.09   31.99  21.08   21.42   24.80  16.25   24.40   32.50  16.25  24.40

2001          26.16  22.75   23.35   27.60  22.80   27.00   28.35  23.12   24.60   28.30  23.30   26.60   28.35  22.75  26.60
==============================================================================================================================

Close is the last trading day of the quarter or the year.

DIVIDENDS PAID PER SHARE      First Quarter         Second Quarter         Third Quarter        Fourth Quarter           Year
------------------------------------------------------------------------------------------------------------------------------
2003                              $.20                  $.20                  $.20                  $.21                 $.81

2002                               .19                   .19                   .19                   .20                  .77

2001                               .18                   .18                   .18                   .19                  .73
==============================================================================================================================